Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on February 17, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Philadelphia Energy Solutions Inc.
(Exact name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2911 (Primary Standard Industrial Classification Code Number)	47-2981738 (I.R.S. Employer Identification Number)

1735 Market Street, 10th Floor
Philadelphia, Pennsylvania 19103
(215) 339 1200
(Address, Including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

John B. McShane
Secretary and General Counsel
1735 Market Street, 10th Floor
Philadelphia, Pennsylvania 19103
(215) 339-1200
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
Charles E. Carpenter Debbie P. Yee Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400	Mike Rosenwasser Michael Swidler Vinson & Elkins L.L.P. 666 Fifth Avenue, 26th Floor New York, New York 10103 (212) 237-0000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

                  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Class A common stock, par value $0.001 per share	$100,000,000	$11,620

(1)
Includes shares of Class A common stock issuable upon exercise of the underwriters' option to purchase additional shares.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

                  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated February 17, 2015

PROSPECTUS

                  Shares

Philadelphia Energy Solutions Inc.

Class A Common Stock

              This is an initial public offering of our Class A common stock. We are offering                        shares of Class A common stock. We expect that the initial public offering price will be between $            and $            per share. Currently, no public market exists for our Class A common stock. After the pricing of this offering, we expect that our Class A common stock will trade on the New York Stock Exchange ("NYSE") under the symbol "PESC."

              Immediately following this offering, holders of our Class A common stock will collectively own 100% of the economic interests in Philadelphia Energy Solutions Inc. and have        % of the voting power of Philadelphia Energy Solutions Inc. The holders of our Class B common stock will have the remaining        % of the voting power of Philadelphia Energy Solutions Inc. As a result, we will be a "controlled company" as defined under the NYSE listing rules.

              Investing in shares of our Class A common stock involves risks. See "Risk Factors" beginning on page 17 of this prospectus.

	Per Class A Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$

              The underwriters may also purchase up to an additional                        shares of Class A common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares of Class A common stock will be ready for delivery on or about                  , 2015.

Joint Book-Running Managers

BofA Merrill Lynch	Credit Suisse

The date of this prospectus is                        , 2015.

[Insert Cover Art]

i

              You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered to you. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus and any free writing prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.

              Through and including                    , 2015 (the 25th day after the date of this prospectus), federal securities laws may require all dealers that effect transactions in these securities, whether or not participating in this offering, to deliver a prospectus. This requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

              This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Forward-Looking Statements."

Industry and Market Data

              The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications or other published independent sources. Some data are also based on our good faith estimates. Although we believe the third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information.

Certain Terms Used in this Prospectus

              Unless the context otherwise requires, references in this prospectus to:

  •
  "PES Company" refer to PES Company, LLC, a Delaware limited liability company, which will own all of our outstanding Class B common stock, representing        % of the voting power of our common stock following the completion of this offering (or        % of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us).

  •
  "PES LLC" refer to Philadelphia Energy Solutions LLC, a Delaware limited liability company, and the holding company through which we own our operating subsidiaries.

  •
  "PES," "our company," "we," "our," "us" or like terms, refer to (i) our Predecessor when used in a historical context for any period prior to September 8, 2012; (ii) PES LLC and its consolidated subsidiaries when used in a historical context for any period subsequent to September 8, 2012 and (iii) Philadelphia Energy Solutions Inc., a Delaware corporation and its consolidated subsidiaries, after giving effect to the organizational transactions described under "Organizational Transactions" that will be effected in connection with the closing of this offering.

  •
  "Refining" are to Philadelphia Energy Solutions Refining and Marketing LLC, a Delaware limited liability company through which we operate our refining segment.

  •
  "Logistics" are to North Yard Logistics, L.P., a Delaware limited partnership through which we operate our logistics segment.

  •
  "Our Predecessor" means the carve-out operations of the Philadelphia refining complex, which were conducted as part of Sunoco's refining and supply business segment prior to September 8, 2012, the date on which we acquired the Philadelphia refining complex from Sunoco.

v

  •
  "Carlyle" are to Carlyle PES, L.L.C., a Delaware limited liability company affiliated with The Carlyle Group.

  •
  "ETP" are to Energy Transfer Partners, L.P. a Delaware limited partnership, and where the context requires, its subsidiaries.

  •
  "PES Equity" are to PES Equity Holdings, LLC, a Delaware limited liability company and wholly owned subsidiary of ETP.

  •
  "Sunoco" are to Sunoco, Inc., a Pennsylvania corporation, which contributed the Philadelphia refining complex and other refining and logistics assets to us on September 8, 2012, and where the context requires, its subsidiaries. Sunoco is a wholly owned subsidiary of ETP.

  •
  "Sunoco Logistics" are to Sunoco Logistics Partners, LP, a Delaware limited partnership, and, where the context requires, its subsidiaries, which is controlled by ETP.

 PROSPECTUS SUMMARY

              This summary highlights selected information contained elsewhere in this prospectus. You should carefully read the entire prospectus, including "Risk Factors" and the historical and unaudited pro forma consolidated financial statements and the accompanying notes included elsewhere in this prospectus before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $            per share (the midpoint of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional shares of Class A common stock from us. We have provided definitions for some of the terms we use to describe our business and industry and other terms used in this prospectus in the "Glossary of Terms" beginning on page A-1 of this prospectus.

 Philadelphia Energy Solutions Inc.

              We are a holding company with two operating subsidiaries, Refining and Logistics, that operate our refining and logistics business segments, respectively. Refining is a merchant refiner and marketer that operates the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility (collectively, the "Philadelphia refining complex") on a 1,400 acre site. The Philadelphia refining complex is the largest refining complex in PADD I and the 10th largest in the United States. Since January 1, 2015, Logistics has operated a crude oil rail unloading terminal with the capacity to unload four crude unit trains per day, or 280,000 bpd (the "North Yard terminal"), which provides certain logistics services to Refining. The North Yard terminal is located adjacent to the Philadelphia refining complex and is the East Coast's largest crude oil rail unloading terminal. The separation of our business into the refining and logistics segments provides flexibility in how we allocate capital and access capital markets, in order to balance the growth of our businesses and the return of capital to our stockholders. We intend to explore growth opportunities in both of our segments, either organically or through third-party acquisitions. These growth opportunities could include investments either upstream, downstream or within our current operations, including opportunities at the Philadelphia refining complex. Following this offering, and subject to market conditions, in order to grow our logistics segment, we intend to explore an initial public offering of a growth oriented master limited partnership ("MLP") that owns a substantial portion of our logistics segment and that will be focused solely on providing logistics services to Refining and third parties (the "Logistics IPO").

              Upon our formation, we believed that rapid growth in the production of light, sweet domestic crude oil from developing shale formations such as the Bakken, Eagle Ford and Permian, coupled with relatively static domestic distillation capacity, would create opportunities to secure domestic crude oil at advantaged prices relative to other sources of crude oil. We believe we can continue to capitalize on this development by operating the North Yard terminal, the largest crude oil unloading terminal on the East Coast. In addition, we believe the refined product supply and demand balance in PADD I has become increasingly favorable for us with the closure of numerous refineries that had previously supplied the East Coast. To take advantage of these opportunities, we have made capital investments in a number of organic growth projects discussed below, including the North Yard terminal, and developed a network of supply relationships to transform the Philadelphia refining complex from a facility that primarily relied on waterborne foreign crude oil to one that can receive and process up to 80% domestic crude oil.

              Refining has 335,000 bpd of combined distillation capacity, which accounts for approximately 26% of the PADD I total distillation capacity. Refining is able to capitalize on the recent rise in production of light, sweet domestic crude oil, which is a preferred feedstock for refineries with cat-cracking configurations such as the Philadelphia refining complex, and has demonstrated the ability to process up to 275,000 bpd of domestic crude oil. With the North Yard terminal and access to nearby third party crude oil rail unloading terminals, Refining can receive over 300,000 bpd of domestic crude oil by rail. With its long-term throughput contract with Sunoco Logistics at its Fort Mifflin terminal

(the "Fort Mifflin Terminal"), Refining also has the capability to receive and handle more than 300,000 bpd of domestic or foreign crude oil delivered by waterborne vessels. The Philadelphia refining complex produces a full range of transportation fuels, such as gasoline and ultra-low sulfur diesel, as well as other refined products, including home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur. These products are marketed and distributed by truck, rail, pipeline and waterborne vessels throughout population centers in the northeastern United States and by waterborne vessels to international markets.

              Logistics owns and operates the North Yard terminal and currently generates all of its revenue under a ten-year, fee-based commercial agreement with Refining, pursuant to which Logistics charges Refining fees for receiving, handling and transferring crude oil through the North Yard terminal. The commercial agreement is supported by a 170,000 bpd minimum volume commitment, a $1.90 per barrel fee and inflation escalators, which we believe will enhance the stability and predictability of the cash flows we receive from Logistics. Please read "Business—Logistics Business—Commercial Agreement with Refining."

Competitive Strengths

              We have a number of competitive strengths that we believe will help us to successfully execute our business strategy:

              Refining Assets with Significant Scale and Flexibility.    The Philadelphia refining complex is a large-scale facility with a combined distillation capacity of 335,000 bpd, which makes it the largest refining complex in PADD I and the 10th largest in the United States. The Girard Point and Point Breeze facilities are located adjacent to one another and, as a result, benefit from operating cost efficiencies arising from shared infrastructure and support functions. By blending intermediate product streams from both facilities, Refining can optimize product yields at the Philadelphia refining complex. While the Girard Point and Point Breeze facilities are connected, the primary processing units are each operated autonomously, which enhances the stability of our cash flows.

              Access to Low Cost Domestic Crude Oil.    Over the last several years, domestic production of crude oil has increased significantly, predominantly in the form of light, sweet crude oil which is a preferred feedstock for refineries with cat-cracking configurations such as ours. During this same time period, a crude-by-rail infrastructure developed to provide domestic crude oil producers access to new markets like PADD I. This crude-by-rail infrastructure, including the North Yard terminal, has provided us with access to domestic feedstocks that have been price advantaged relative to foreign crude oil and has improved our competitive position. With price advantaged feedstocks, lower-cost natural gas and a freight advantage relative to European refineries, we are well-situated to competitively supply refined products to PADD I and are often in a position to economically export products, primarily diesel. While we believe that the value of domestic crude oil delivered by rail will continue to provide economic incentive to us to deliver crude through the North Yard terminal, in the event that the pricing environment changes we have the ability to supply the Philadelphia refining complex entirely through domestic or foreign waterborne crude oils.

              High-Value Product Slate.    The Philadelphia refining complex is located in PADD I, the largest refined products market in the United States. In the nine months ended September 30, 2014, PADD I accounted for approximately 34% of combined demand for gasoline, distillate fuel oil, kerosene and jet fuel in the United States. As a merchant refiner with scale, the ability to produce 85% of its refined products as transportation fuels and the flexibility to produce a wide range of high value gasoline and distillate products, Refining is able to optimize its product slate to capture economic opportunities offered by prevailing market conditions in the attractive PADD I market.

              Access to Flexible Logistics.    Refining is able to efficiently source crude oil and deliver refined products to market through its access to an extensive logistics platform. This platform consists of (i) more than 300,000 bpd of unloading capacity at crude oil rail terminals, including the North Yard terminal, and more than 300,000 bpd of unloading capacity at crude oil marine terminals that provide the flexibility to purchase either domestic crude oil delivered by rail or water, or foreign crude oil delivered by water, depending on the relative refining values of various crude oils; (ii) a newly constructed, on-site third-party NGL rail terminal (the "NGL terminal"), 775,000 bbls of NGL storage assets connected by pipeline to the Philadelphia refining complex and rail access to other NGL storage assets that allow Refining to seasonally store, purchase and blend butanes into gasoline and (iii) a vast network of truck loading racks, pipelines, barges, refined product storage terminals and docks located at, or downstream from, the Philadelphia refining complex that enable Refining to market and distribute its refined products throughout PADD I and internationally.

              Experienced and Proven Management Team.    Our management team is experienced in the operation of refining and logistics assets, as well as the execution of organic growth and acquisition strategies. Several members of our management team have worked together successfully prior to our formation and have a track record of building value in similar businesses, including in the development and sale of Coffeyville Resources, LLC, a predecessor of CVR Energy, Inc. Along with our management team, which averages more than 20 years of industry experience, we benefit from senior-level managers who transitioned from Sunoco as well as individuals with specific technical expertise that were recruited from former Sunoco refineries and other refiners.

Business Strategies

              Our primary business objective is to leverage our strengths to create stockholder value by implementing the following strategies:

              Optimize Crude Oil Supply.    Since our acquisition of the Philadelphia refining complex in September 2012, our management team has developed new supply chains, including the North Yard terminal, which commenced operations in October 2013 and was expanded in October 2014. To complement these sourcing capabilities, we have also invested capital to increase the light crude oil processing capacity at the Philadelphia refining complex to 275,000 bpd of domestic crude oil. With access to the North Yard terminal, the Fort Mifflin Terminal and other nearby third-party crude oil terminal facilities, we benefit from the ability to source more than 300,000 bpd of domestic crude oil by rail or more than 300,000 bpd of either domestic or foreign crude oil by waterborne vessels. We seek to optimize our production by processing the highest refining value, lowest cost crude oil to maximize earnings.

              Invest in the Operational Flexibility and Earning Capacity of the Philadelphia Refining Complex.    The Philadelphia refining complex was designed to process predominantly light, sweet crude oil. Since September 2012, we have made $156.8 million of growth capital investments including (i) the construction of the North Yard terminal and subsequent expansion of its capacity to 280,000 bpd to access higher volumes of domestic crude oil, (ii) improvements in the light ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and (iii) upgrading the metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. In addition, we have performed turnarounds at primary processing units (the crude units and FCCs) at Girard Point and Point Breeze in 2013 and 2014, and the next turnarounds at these units are not scheduled until 2018 and 2019, respectively. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and yield more valuable refined products, such as distillate products.

              Continue to Develop Our Logistics Business.    On January 1, 2015, we created our logistics business segment when the North Yard terminal was contributed to Logistics. Subsequent to this offering, and subject to market conditions, we intend to explore the Logistics IPO. If consummated, we expect to retain 100% of the general partner interest and incentive distribution rights, as well as a significant portion of the limited partner interest in the issuer. We believe that this ownership structure will maximize our incentive and ability to grow and develop our logistics segment. While there can be no assurances that we will consummate the Logistics IPO, in conjunction with consummating that transaction, we would expect to enter into an omnibus agreement that would give Logistics an option to purchase or right of first offer on certain logistics assets that are currently owned by Refining. While there can be no assurances it will do so, Logistics may also pursue opportunities to develop or acquire from third parties other midstream logistics assets that benefit Refining, or that provide services to third parties.

              Develop Synergistic Businesses and Assets.    Our assets are located on a 1,400 industrial acre site in Philadelphia, Pennsylvania. The site, a significant portion of which is available for future development, has robust industrial infrastructure and direct access to highways, railways, pipelines and waterways. If pipeline access to production of natural gas and associated NGLs from the nearby Marcellus Shale develops, we believe the Philadelphia refining complex provides opportunities for business ventures that are synergistic with our assets, such as a co-generation power plant, a hydrogen plant and the conversion of one of our existing hydrotreaters into a mild hydrocracker. In addition, we are well situated to build businesses that benefit from inexpensive natural gas as a feedstock, such as petrochemical processing plants.

              Promote Operational Excellence in Reliability and Safety.    We believe that a favorable safety and reliability record, which can be measured and managed similar to all other aspects of our business, inherently impacts profitability. We will continue to emphasize safety in all aspects of our operations. We will continue to devote significant time and resources toward improving the safety, reliability and efficiency of our operations through our commitment to employee training and development programs and to our preventive maintenance programs.

              Maintain an Appropriate Capital Structure with Sufficient Liquidity.    We intend to maintain a capital structure with an appropriate amount of leverage and sufficient liquidity to invest in operational efficiencies that we believe will increase the overall earnings and cash flow generated by our business. As of September 30, 2014, we had $205.3 million of cash and cash equivalents, as well as access to Refining's $100.0 million undrawn revolving credit facility, subject to borrowing base availability and other restrictions. We also entered into an intermediation agreement ("intermediation agreement") with Merrill Lynch Commodities, Inc. ("MLC"), in October 2014 that allows us to minimize our investment in working capital at Refining and exposure to inventory price volatility.

              We cannot assure you, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Risk Factors."

Refining Business

              Refining is a merchant refiner that operates the Philadelphia refining complex, which is comprised of the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility. Girard Point and Point Breeze process a mix of predominantly light, sweet crude oils from North Dakota, Texas, West Africa, Canada and other parts of the world. We produce a full range of refined products (including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur) which we market, primarily in the northeastern United States.

Girard Point and Point Breeze

              Girard Point and Point Breeze are adjacent to one another on an approximately 1,400 acre industrial site and benefit from highway, pipeline, rail and dock infrastructure that provides both crude oil sourcing flexibility and access to refined product markets, including an attractive local market, and other major product markets like the New York Harbor. While the Philadelphia refining complex takes advantage of the cost savings associated with shared infrastructure and support functions, Girard Point and Point Breeze are managed by separate, dedicated refinery managers who work in coordination to optimize the combined results of the Philadelphia refining complex. Girard Point is a 190,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, isomerization and alkylation, as well as an aromatics extraction facility that feeds the only cumene unit in PADD I. Point Breeze is a 145,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, alkylation and gasoline desulfurization.

              Sunoco made approximately $1.5 billion in capital investments to upgrade and maintain the Philadelphia refining complex in the six years that preceded our acquisition of the Philadelphia refining complex. From September 8, 2012, the date we acquired the Philadelphia refining complex, through September 30, 2014, we made $381.7 million of capital investments to upgrade and maintain the Philadelphia refining complex. These investments included $156.8 million of growth capital for the construction and subsequent expansion of the North Yard terminal to 280,000 bpd to access higher volumes of domestic crude oil, improvements in the light ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and upgraded metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and increase the yield of more valuable refined products, such as distillate products.

Logistics Capabilities

              Refining is able to optimize its business through access to a wide range of logistics assets and infrastructure that facilitate (i) crude oil and other feedstock supply; (ii) blendstock acquisition, storage and handling; and (iii) refined product marketing. In the future, we may consider a transfer or sale of certain of these assets owned by Refining to Logistics or a sale of such assets to a third-party. In addition, in the event of a Logistics IPO, we expect to enter into an omnibus agreement with Logistics that would provide Logistics with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, including an option to purchase the NGL terminal and a right of first offer with respect to certain of Refining's logistics assets. We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by Logistics. For a description of these logistics assets and infrastructure and Logistics' rights to acquire them, please read "Business—Refining Business—Logistics Capabilities."

Products Marketing

              As a merchant refiner with scale and the ability to produce a wide range of high value transportation fuels, Refining is able to optimize production to capture the economic opportunities offered by the markets. Refining produces a range of products including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur that are marketed primarily in the northeastern United States. The infrastructure described under "Business—Refining Business—Logistics Capabilities" allows Refining to efficiently market and distribute these products throughout PADD I. Our asset base also provides us with the flexibility to quickly adjust production to capture near-term marketing opportunities. With combined hydrotreating capacity of 155,000 bpd, Refining is capable of producing 100% of its distillate streams as ultra-low sulfur diesel. However, if margins for other distillate products are more favorable based on prevailing market conditions, Refining can shift its production from ultra-low sulfur diesel to kerosene, jet fuel or home heating oil. In the case of gasoline, with aggregate alkylation capacity of 27,500 bpd and reformer capacity of 69,000 bpd, Refining can produce over 100,000 bpd of high-octane gasoline blending components. As a result, Refining can produce and market more than 50,000 bpd of premium gasoline or shift the production mix to regular gasoline when those product margins are more favorable.

Intermediation Agreement

              On October 7, 2014, Refining entered into the intermediation agreement with MLC, which, along with related ancillary agreements, has the effect of reducing the working capital investment required in order to operate our refining business and our exposure to inventory price volatility. Pursuant to the terms of the agreement, which terminates on October 7, 2017, MLC supplies and hedges substantially all of the crude oil and non-crude oil feedstock requirements of the Philadelphia refining complex, purchasing these feedstocks from third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions.

              MLC also purchases substantially all of the barrels processed through the Philadelphia refining complex under the intermediation agreement at market prices for the respective products, hedges and then sells these products to third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. In connection with these activities, Refining pays MLC a fixed fee per barrel of feedstocks that MLC sells to Refining and a separate fixed fee for each barrel of products that MLC purchases from Refining. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intermediation Agreement."

Logistics Business

              On January 1, 2015, we began operating our logistics business as a separate segment upon the contribution of the North Yard terminal to Logistics. Subsequent to this offering, and subject to market conditions, we intend to explore the Logistics IPO; however, there can be no assurances that we will consummate the Logistics IPO. In connection with the contribution of the North Yard terminal to Logistics, Refining and Logistics entered into a ten-year, take-or-pay commercial agreement with minimum volume commitments, along with a related service and secondment agreement. The North Yard terminal is the East Coast's largest crude oil rail unloading terminal and is located adjacent to the Philadelphia refining complex. Following an expansion project completed on October 28, 2014, the North Yard terminal currently has unloading capacity of four unit trains per day, or 280,000 bpd based on the current 104-car unit train configuration. If the rail industry moves to more efficient 120-car unit trains, then we expect the capacity of the North Yard terminal will increase.

              The North Yard terminal is integral to Refining's efforts to source domestic crude oil, particularly from the Bakken shale. The North Yard terminal commenced operations on October 23, 2013 and was capable of operating at its initial full capacity by the beginning of November 2013. As a direct result, Refining more than doubled its processing of domestic crude oil in November 2013 as compared to September 2013, running 161,000 bpd versus 76,000 bpd, respectively. When the North Yard terminal expansion was completed on October 28, 2014, the amount of domestic crude oil processed by Refining increased again, reaching 235,000 bpd in December 2014. Throughput at the North Yard terminal increased to 192,000 bpd in December 2014, which exceeds the 170,000 bpd minimum throughput requirement contained in Logistics' commercial agreement with Refining.

Certain Logistics Assets Owned by Refining

              Refining owns and operates logistics assets that are used in the operations of the Philadelphia refining complex. In the future, we may consider a transfer or sale of these assets to Logistics or a sale of these assets to a third-party. In addition, in the event of a Logistics IPO, we would expect to enter into an omnibus agreement with Logistics that would provide Logistics with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, including the assets described under "Business—Refining Business—Logistics Capabilities." We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by Logistics.

              We also expect that Logistics would have the ability under the omnibus agreement to cause Refining to exercise its purchase option on the NGL terminal and, upon such exercise, to acquire the NGL terminal and associated real estate rights from Refining at the net book value as of the closing date of the acquisition. We cannot assure you that we will consummate the Logistics IPO or, if the Logistics IPO is consummated, that the omnibus agreement will be entered into on the terms described above. Further, even if the omnibus agreement is entered into, the consummation and timing of any acquisition of assets owned by Refining will depend upon, among other things, Refining's willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for Logistics' business at that particular time, the parties' ability to agree on a mutually acceptable price, the parties' ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and Logistics' ability to obtain financing on acceptable terms.

Risk Factors

              Investing in our Class A common stock involves risks that include changes in refining margins, competition, volatile commodity prices and other material factors. For a discussion of these risks and other considerations that could negatively affect us, including risks related to this offering and our Class A common stock, see "Risk Factors" and "Forward-Looking Statements."

 Summary of the Organizational Transactions

              We were formed as a Delaware corporation in February 2015 to serve as the issuer of the Class A common stock offered hereby. On or prior to the closing of this offering, we will consummate the following transactions, which we refer to collectively as our "organizational transactions":

  •
  we will amend and restate the amended and restated limited liability company agreement of PES LLC (as amended and restated, the "PES LLC Operating Agreement") to, among other things, (i) provide for a single class of common membership interests in PES LLC (the "LLC Units"), (ii) convert all of PES Company's existing membership interest in PES LLC into LLC Units and (iii) appoint us as the sole managing member of PES LLC;

  •
  we will amend and restate our certificate of incorporation (as amended and restated, our "certificate of incorporation") to, among other things, (i) provide for Class A common stock and Class B common stock and (ii) convert PES Company's existing equity interest in us into shares of Class B common stock on a            -to-one basis;

  •
  we will issue            shares of our Class A common stock (or            shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us) in exchange for net proceeds of approximately $             million based on an assumed initial public offering price of $            per share, after deducting the underwriting discount and estimated offering expenses (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us);

  •
  we will use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock from us) to purchase                 LLC Units directly from PES LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

  •
  PES LLC will use the proceeds from the sale of LLC Units to us (i) to repay $             million of existing liabilities; (ii) to distribute to PES Company $             million, all of which will be to reimburse PES Company for certain capital expenditures made with respect to certain assets owned by PES Company; and (iii) for general limited liability company purposes;

  •
  we will adopt the Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan providing for certain equity awards to our directors and employees as described under "Compensation Discussion and Analysis—2015 Incentive Award Plan"; and

  •
  we will enter into (i) a tax receivable agreement with PES Company and PES LLC (the "tax receivable agreement") and (ii) a registration rights agreement with PES Company (the "registration rights agreement").

              Immediately following the completion of this offering and the organizational transactions:

  •
  our sole asset will be our                 LLC Units, which will represent a        % interest in PES LLC, and as the sole managing member of PES LLC, we will operate and control the business and affairs of Refining and Logistics;

  •
  the investors in this offering will own            shares of our Class A common stock, representing approximately         % of the voting power of our common stock (or approximately        % of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us);

  •
  PES Company will own all our outstanding Class B common stock, representing approximately        % of the voting power of our common stock (or        % of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us). The Class B common stock will not have any economic interest in us, which means that PES Company will not have the right to receive any distributions or dividends, whether cash or stock, paid by us to our common stockholders; and

  •
  PES Company will own                 LLC Units, which will represent the remaining        % interest in PES LLC. At the election of PES Company, the LLC Units owned by PES Company are redeemable in exchange for newly issued shares of our Class A common stock on a one-for-one basis (and PES Company's shares of Class B common stock will be cancelled on a one-for-one basis upon any such redemption). In lieu of issuing shares of our Class A common stock to PES Company, subject to the approval of our board of directors, which will include directors who are affiliated with PES Company and may include directors who own LLC Units in the future, we may, at our option, make a cash payment to PES Company equal to a volume-weighted average market price of one share of Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the PES LLC Operating Agreement; provided that, at our option, we may effect a direct exchange of such Class A common stock or such cash for such LLC Units. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement."

              For more information regarding our structure and the organizational transactions, see "Organizational Transactions." For more information regarding the PES LLC Operating Agreement, the tax receivable agreement and the registration rights agreement, see "Certain Relationships and Related Party Transactions."

              The following simplified diagram sets forth our ownership structure after giving effect to the organizational transactions and this offering:

Management
Carlyle PES, L.L.C.
("Carlyle")
PES Equity Holdings, LLC
("PES Equity")
PES Company, LLC(1)
("PES Company")
Public(1)
Shares of Class B Common Stock
(% voting interest; non-economic interest)
Shares of Class A Common Stock
(% voting interest; 100% economic interest)
% economic interest;
Redemption Rights
Philadelphia Energy Solutions Inc.
NYSE: PESC
% economic interest
Philadelphia Energy Solutions LLC
("PES LLC")
100% membership interest
PES Holdings, LLC
100% membership interest
100% membership interest
PESRM Holdings, LLC
99.99% membership interest
100% limited partner interest
North Yard GP, LLC
0.01% membership interest
Non-economic general partner interest
Philadelphia Energy Solutions Refining and Marketing LLC(2)
("Refining")
North Yard Logistics, L.P.
("Logistics")
100% membership interest
Philadelphia Refining Complex
PES Administrative Services, LLC
North Yard Terminal

(1)
The public and PES Company will own        % and        % of our voting interests, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us.

(2)
Borrower under the Refining term loan and Refining revolving credit facility.

 Our Sponsors

              PES Company is a joint venture formed among Carlyle, PES Equity (as successor-in-interest to Sunoco) and members of our management that owns and operates the Philadelphia refining complex and the North Yard terminal.

              The Carlyle Group (NASDAQ: CG) is a global alternative asset manager with $194 billion of assets under management across 128 funds and 142 fund of funds vehicles as of December 31, 2014. The Carlyle Group's purpose is to invest wisely and create value on behalf of its investors, many of whom are public pensions. The Carlyle Group invests across four segments—Corporate Private Equity, Real Assets, Global Market Strategies and Investment Solutions—in Africa, Asia, Australia, Europe, the Middle East, North America and South America. The Carlyle Group has expertise in various industries, including: aerospace, defense & government services, consumer & retail, energy, financial services, healthcare, industrial, real estate, technology & business services, telecommunications & media and transportation. The Carlyle Group employs more than 1,650 people in 40 offices across six continents.

              PES Equity is an indirect wholly owned subsidiary of ETP. ETP is a publicly traded master limited partnership that owns and operates a diversified portfolio of energy assets, including interstate and intrastate natural gas, NGLs, refined products and crude oil pipelines; natural gas storage, treating and conditioning facilities; natural gas processing plants and retail gasoline stations.

Corporate Information

              Our principal executive offices are located at 1735 Market Street, 10th Floor, Philadelphia, Pennsylvania 19103, and our telephone number is (215) 339-1200. Our website is located at www.pes-companies.com. We expect to make our periodic reports and other information filed with or furnished to the Securities and Exchange Commission (the "SEC") available, free of charge, through our website as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

 The Offering

Issuer	Philadelphia Energy Solutions Inc.
Class A common stock offered by us	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us).
Class A common stock outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us).
Class B common stock outstanding after this offering	shares, all of which will be owned by PES Company.
Voting power in us held by investors in this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us).
Voting power in us held by PES Company after this offering	% (or % if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us).
Ratio of shares of Class A common stock to LLC Units

Our certificate of incorporation and the PES LLC Operating Agreement will require that (i) we at all times maintain a ratio of one LLC Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) PES LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by PES Company and the number of LLC Units owned by PES Company. This construct is intended to result in PES Company having a voting interest in us that is identical to its percentage economic interest in PES LLC. PES Company will own all of our outstanding Class B common stock.

Use of proceeds

We expect to receive net proceeds of approximately $               million from the sale of shares of Class A common stock offered by this prospectus based on an assumed initial public offering price of $              per share, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock from us) to purchase                       LLC Units directly from PES LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount.

PES LLC will use the proceeds from the sale of LLC Units to us (i) to repay $               million of existing liabilities; (ii) to distribute to PES Company $               million, all of which will be to reimburse PES Company for certain capital expenditures made with respect to certain assets owned by PES Company; and (iii) for general limited liability company purposes. See "Use of Proceeds."

Voting rights

Each share of our Class A common stock and our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law, our certificate of incorporation or our amended and restated bylaws (our "bylaws"). See "Description of Capital Stock."

Redemption rights of holders of LLC Units

PES Company, from time to time following this offering, may require PES LLC to redeem all or a portion of LLC Units owned by PES Company in exchange for newly issued shares of our Class A common stock on a one-for-one basis. In lieu of issuing shares of our Class A common stock to PES Company, subject to the approval of our board of directors, which will include directors who are affiliated with PES Company and may include directors who own LLC Units in the future, we may, at our option, make a cash payment to PES Company equal to a volume-weighted average market price of one share of Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the PES LLC Operating Agreement; provided that, at our option, we may effect a direct exchange of such Class A common stock or such cash for such LLC Units. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement." Shares of our Class B common stock owned by PES Company will be cancelled on a one-for one basis upon the redemption of LLC Units owned by PES Company as described above in accordance with the terms of the PES LLC Operating Agreement.

Registration rights agreement

Pursuant to the registration rights agreement, we will, subject to the terms and conditions thereof, agree to register the resale under the Securities Act of 1933, as amended, (the "Securities Act") of the shares of our Class A common stock that are issuable to PES Company upon the redemption of its LLC Units as described above under "—Redemption rights of holders of LLC Units." See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Dividend policy

We currently intend to pay quarterly cash dividends of approximately $              per share on our Class A common stock following this offering, commencing after the completion of the            quarter of 2015. The declaration, timing and amount of any such dividends will be at the sole discretion of our board of directors and will depend on a variety of factors, including general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our and our subsidiaries' outstanding debt agreements, and such other factors as our board of directors may deem relevant. In addition, because we are a holding company our ability to pay cash dividends to holders of our Class A common stock will be affected by our subsidiaries' ability to pay cash dividends to us. See "Dividend Policy."

Controlled company	Following this offering we will be a "controlled company" within the meaning of the corporate governance rules of the NYSE. See "Management—Board Composition."
Directed share program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares of Class A common stock being offered by this prospectus for sale to our directors, director nominees and executive officers. We do not know if these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See "Underwriting—Directed Share Program."

Tax receivable agreement

We will enter into the tax receivable agreement with PES Company and PES LLC that will provide for the payment by us to PES Company of 85% of the amount of tax benefits, if any, that we actually realize (or in some circumstances are deemed to realize) as a result of (i) increases in tax basis resulting from any redemptions of LLC Units described above under "—Redemption rights of holders of LLC Units" or any prior sales of interests in PES LLC and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" for a discussion of the tax receivable agreement.

Risk factors	For a discussion of factors you should consider before buying the shares, see "Risk Factors."
Exchange listing	After the pricing of this offering, we expect that our Class A common stock will trade on the NYSE under the symbol "PESC."

 Summary Historical Consolidated Financial Data

              The following table presents the summary historical consolidated financial data of PES LLC and our Predecessor. The summary historical consolidated financial data as of December 31, 2013, 2012 and September 7, 2012, for the years ended December 31, 2013 and 2011 and for the periods from September 8, 2012 to December 31, 2012 and January 1, 2012 to September 7, 2012, have been derived from audited financial statements of PES LLC and our Predecessor, included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2011 have been derived from the audited financial statements of our Predecessor not included in this prospectus. The information as of September 30, 2014 and 2013, and for the nine months ended September 30, 2014 and 2013 was derived from the unaudited consolidated financial statements of PES LLC included elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

              Upon the closing of this offering, the historical consolidated financial statements of PES LLC will become the historical consolidated financial statements of Philadelphia Energy Solutions Inc.

              The historical consolidated financial data and other statistical data presented below should be read in conjunction with the consolidated financial statements of PES LLC and our Predecessor and the related notes thereto, included elsewhere in this prospectus, and the sections entitled "Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial information may not be indicative of our future performance.

	Successor				Predecessor
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011
	(in thousands)				(in thousands)
Consolidated statements of operations data:
Net sales	$10,254,992	$10,066,870	$13,627,620	$4,552,022	$9,961,884	$13,945,883
Operating costs and expenses
Cost of sales, excluding depreciation	9,596,402	9,715,348	13,185,363	4,238,775	9,436,608	13,487,628
Operating expenses, excluding depreciation	358,277	316,507	422,506	119,637	273,066	429,513
Impairment of inventory	18,598	—	—	11,533	—	—
General and administrative expenses	66,097	56,243	72,245	24,722	44,913	39,093
Depreciation and amortization expense	26,693	16,011	23,201	2,171	12,597	99,443
Provision for asset write-downs	—	—	—	—	—	1,464,357

Total operating costs and expenses	10,066,067	10,104,109	13,703,315	4,396,838	9,767,184	15,520,034

Operating income (loss)	188,925	(37,239)	(75,695)	155,184	194,700	(1,574,151)
Other (expense) income
Interest expense, net	(35,075)	(20,418)	(30,975)	(571)	—	—
Other income (expense)	623	3,272	3,631	(14,815)	—	—

Income (loss) before income tax expense	154,473	(54,385)	(103,039)	139,798	194,700	(1,574,151)
Income tax benefit (expense)	1,684	—	100	(3,788)	(13,506)	498,358

Net income (loss)	$156,157	$(54,385)	$(102,939)	$136,010	$181,194	$(1,075,793)

Consolidated balance sheet data:
Cash and cash equivalents	$205,310	$189,924	$127,380	$232,931	$—	$—
Property, plant and equipment, net	387,135	274,666	298,656	98,782	295,463	283,878
Total assets	1,167,043	1,089,906	1,003,165	773,456	548,584	376,471
Note payable to affiliate	—	—	—	28,179	—	—
Current portion of long-term debt and capital lease obligation	10,960	5,750	6,460	—	—	—
Long-term debt and capital lease obligation	543,303	536,469	535,236	—	—	—
Members' equity/parent company net investment	222,880	114,216	66,642	390,541	422,325	269,606
Other financial data:
Capital expenditures	$90,872	$210,815	$267,871	$14,060	$25,994	$63,236
Gross margin	255,002	19,004	(3,450)	179,906	239,613	(70,701)
Gross refining margin(1)	658,590	351,522	442,257	313,247	525,276	458,255
EBITDA(2)	216,241	(17,956)	(48,863)	142,540	207,297	(1,474,708)

(1)
Gross refining margin is a non-GAAP measure defined as gross margin excluding direct operating expenses, depreciation and amortization expense and impairment of inventory related to the Philadelphia refining complex. We believe gross refining margin is an important measure of operating performance and provides useful information to investors because it more closely reflects the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for operating expenses and depreciation expense. In order to assess our operating performance, we compare our gross refining margin to industry refining margin benchmarks and crude oil prices.

Gross refining margin should not be considered as an alternative to gross margin, operating income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin presented by other companies may not be comparable to our presentation since each company may define this term differently. For a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, please see "Selected Historical Consolidated Financial Data."

(2)
EBITDA is a non-GAAP measure defined as net income (loss) excluding interest expense, income tax benefit (expense) and depreciation and amortization expense. We believe EBITDA is an important supplemental measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

  •
  EBITDA does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

  •
  EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness; and

  •
  EBITDA does not reflect our tax expense.

  EBITDA should not be considered as an alternative to operating income (loss), net income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA presented by other companies may not be comparable to our presentation since each company may define this term differently. For a reconciliation of EBITDA to the most directly comparable GAAP financial measure, net income (loss), please see "Selected Historical Consolidated Financial Data."

RISK FACTORS

              Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with the other information set forth in this prospectus before making an investment decision. Any of the following risks and uncertainties could have a material adverse effect on our financial condition, results of operations and cash flows. If that occurs, the trading price of our Class A common stock could decline materially, and you could lose all or part of your investment. The risks and uncertainties discussed below are not the only risks and uncertainties we face. We may experience additional risks and uncertainties not currently known to us or as a result of developments occurring in the future. Conditions that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations and cash flows.

Risks Related to Our Business

The price volatility of crude oil, other feedstocks, refined products and fuel and utility services may have a material adverse effect on our financial condition, results of operation and cash flows.

              Our earnings, cash flows and liquidity from our refining operations depend primarily on the margin above operating expenses (including the cost of refinery feedstocks, such as crude oil and NGLs that are processed and blended into refined products, as well as regulatory compliance costs such as the costs of generating and obtaining Renewable Identification Numbers ("RINs")) at which we are able to sell refined products. Refining is primarily a margin-based business and, to increase earnings, it is important to maximize the yields of high-value finished products while minimizing the costs of feedstock and operating expenses. When the margin between refined product prices and crude oil and other feedstock costs narrows, our earnings and cash flows are negatively affected. Refining margins historically have been volatile, and are likely to continue to be volatile, as a result of a variety of factors, including fluctuations in the prices of crude oil, other feedstocks, refined products and fuel and utility services. For example, from January 2010 to January 2015, the price for ICE Brent crude oil fluctuated between $46.59 and $126.65 per barrel, while over the same period the price for New York Harbor conventional gasoline fluctuated between $52.19 per barrel and $143.93 per barrel. While an increase or decrease in the price of crude oil may result in a similar increase or decrease in prices for refined products, there may be a time lag in the realization of the similar increase or decrease in prices for refined products. The effect of changes in crude oil prices on our refining margins therefore depends in part on how quickly and how fully refined product prices adjust to reflect these changes. For a discussion of the impact that the spread between the price of our delivered crude oil and the price of the benchmark crude oil can have on our refining margins, see "—Our results of operations are affected by crude oil price differentials, which may fluctuate substantially." For a discussion of the impact that the costs of generating and obtaining RINs may have on our margins, see "—Refining's inability to generate or obtain the necessary number of RINs and waiver credits could adversely affect our operating margins, which, in turn, could adversely affect our financial condition, results of operations and cash flows."

              Prices of crude oil, other feedstocks and refined products depend on numerous factors beyond our control, including the supply of and demand for crude oil, other feedstocks, gasoline, diesel, fuel oil and other refined products. Such supply and demand are affected by, among other things:

  •
  changes in global and local economic conditions;

  •
  domestic and foreign demand for fuel products, especially in the United States, China and India;

  •
  worldwide political conditions, particularly in significant oil producing regions such as the Middle East, West Africa, Russia and Latin America;

  •
  the level of foreign and domestic production of crude oil and refined products and the volume of crude oil, feedstock and refined products imported into and exported from the United States;

  •
  availability of and access to transportation infrastructure;

  •
  utilization rates of U.S. and European refineries and expansion or contraction of the United States' and Europe's refining capacity;

  •
  the ability and willingness of the members of the Organization of Petroleum Exporting Countries to affect crude oil prices and maintain production controls;

  •
  the U.S. crude oil export ban and the possibility that it is lifted;

  •
  development and marketing of alternative and competing fuels;

  •
  commodities speculation;

  •
  natural disasters (such as hurricanes and tornadoes), accidents, interruptions in transportation, inclement weather or other events that can cause unscheduled shutdowns or otherwise adversely affect the Philadelphia refining complex, the North Yard terminal and our other assets; and

  •
  federal and state government regulations and taxes.

              Our direct operating expenses structure also impacts our earnings. Our major direct operating expenses include employee and contract labor, maintenance, chemicals and catalysts and energy costs. Our predominant variable direct operating cost is energy, which is comprised primarily of fuel and other utility services. The volatility in costs of fuel, principally natural gas and other utility services, principally electricity, used by the Philadelphia refining complex and our other operations affect our operating costs. Fuel and utility prices have been, and will continue to be, affected by factors outside our control, such as supply and demand for fuel and utility services in both local and regional markets. Natural gas prices have historically been volatile and, typically, electricity prices fluctuate with natural gas prices. Future increases in fuel and utility prices may have a negative effect on our earnings and cash flows. Fuel and other utility services costs constituted approximately 23% and 27% of our total direct operating expenses for the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively.

              In addition, Refining is required to maintain certain intermediate product inventories. Our refined product inventory is valued at the lower of cost or market value under the last-in, first-out ("LIFO") inventory valuation methodology. If the market value of our refined product inventory were to decline to an amount less than our LIFO cost, we would record a write-down of inventory and a non-cash charge to cost of sales.

              Volatility in refined product prices also affects the borrowing base under the Refining revolving credit facility. A decline in prices of our refined products will reduce the value of our refined product inventory collateral, which, in turn, may reduce the amount available for Refining to borrow under the Refining revolving credit facility.

Our results of operations are affected by crude oil price differentials, which may fluctuate substantially.

              The Philadelphia refining complex is configured to process light, sweet crude oils, and our results of operations are affected by crude oil price differentials, which may fluctuate substantially. Prior to our acquisition of the Philadelphia refining complex in September 2012, the Philadelphia refining complex historically processed crude oils that were predominantly foreign waterborne crude oils that priced at a premium to Brent crude oil. However, since our acquisition of the Philadelphia refining complex, we have pursued a strategy of purchasing and refining increasing amounts of low-cost domestic crude oil. With the completion of the North Yard terminal on October 23, 2013, the improvement in efficiency of the light ends handling capabilities of the Point Breeze crude units in the first quarter of 2014 and the expansion of the North Yard terminal in October 2014, we are currently pursuing a strategy to process up to 80% domestic crude oil, much of which we have, and which we expect to continue to, source from the Bakken region in North Dakota and deliver to the North Yard terminal. A barrel of Bakken crude oil has historically traded at a discount relative to a barrel of Brent crude oil. This discount has typically allowed East Coast refiners to purchase Bakken crude oil, delivered to the refinery, at a substantially lower cost as compared to a barrel of delivered Brent crude oil or other alternative light, sweet foreign waterborne crude oil. This Bakken-Brent crude oil price differential has been volatile as a result of various continuing geopolitical events as well as logistical and infrastructure constraints to move crude oil from the Bakken fields into the refining centers of the United States, including the northeastern United States. Between September 30, 2012 and January 31, 2015, the discount at which a barrel of Bakken crude oil traded at Clearbrook, Minnesota relative to the price of a barrel of Brent crude oil trading on the London Intercontinental Exchange ranged from $32.90 to $3.51. A wide price differential benefits refineries, such as the Philadelphia refining complex, that are capable of sourcing and utilizing domestic crude oil that is priced more in line with Bakken crude oil. However, there can be no assurance that we will be able to source and process 80% domestic crude oil or that this favorable price differential will continue, and either of these could, in turn, reduce our operating margins and adversely affect our financial condition, results of operations and cash flows.

During the second half of 2014, both domestic and foreign crude oil prices declined by approximately 50%. Persistently low prices could reduce domestic crude oil production and affect crude oil price differentials and Refining's operating margins which, in turn, would adversely affect our financial condition, results of operations and cash flows.

              During the second half of 2014, global crude oil production continued to increase while demand grew more slowly than expected as global economies continued to recover from recession. On November 27, 2014, OPEC decided to sustain its current production levels, causing the decline in crude oil prices to accelerate. After reaching $72.54 per barrel on December 1, 2014, Brent crude oil declined to $57.33 per barrel on December 31, 2014. Domestic crude oil prices declined at a similar rate, with WTI declining from $69.00 per barrel on December 1, 2014, to $53.27 per barrel on December 31, 2014. The rapid growth in domestic crude oil production in recent years has primarily resulted from increases in shale oil production, including Bakken crude oil. The cost of producing shale oil varies widely, but prevailing crude oil prices may cause current shale oil production to be unprofitable and may curtail future exploration and production of domestic crude oil in higher cost areas. If the growth rate of domestic crude oil production slows, or if domestic crude oil production declines, then the price differential between domestic and foreign crude oil prices may narrow, resulting in higher crude oil costs for the Philadelphia refining complex and lower operating margins for Refining. This, in turn, would adversely affect our financial condition, results of operations and cash flows.

A material decrease in crude oil production in the Bakken region could result in a material decrease in the volume of attractively priced Bakken crude oil processed by Refining.

              During the first nine months of 2014, the Philadelphia refining complex processed approximately 14% of the total crude oil produced in the Bakken region. This percentage may rise if we are successful in our strategy to process up to 80% domestic crude oil, much of which we expect to source from the Bakken region. Most of the Bakken crude oil processed by Refining was unloaded at the North Yard terminal. Producers in the Bakken region have outlets for their crude oil in the Midwest, West Coast, East Coast and Gulf Coast refining centers of the United States. The volume of attractively priced Bakken crude oil that Refining processes depends, in part, on the total production in the Bakken region. In addition to the risks related to transporting crude oil discussed below, we may be exposed to production risks in the Bakken region, including:

  •
  the impact of lower crude oil prices on the profitability and production of crude oil, including the potential for significantly lower capital investment in crude oil production;

  •
  the availability of drilling rigs for producers;

  •
  weather-related curtailment of operations by producers and disruptions to truck-gathering operations;

  •
  declines in production due to depletion rates;

  •
  the nature and extent of governmental regulation and taxation, including regulations related to the exploration, production and transportation of shale oil, including hydraulic fracturing, natural gas flaring and rail transportation;

  •
  the development of third-party crude oil gathering systems that could impact the price and availability of crude oil in the area; and

  •
  the anticipated future prices of crude oil and refined products in surrounding markets.

              If, as a result of any of these or other factors, the volume of crude oil available in the Bakken region is materially reduced for a prolonged period of time, the volume of price-advantaged Bakken crude oil delivered to the North Yard terminal and processed by Refining could be materially reduced. Any deterioration of the current favorable conditions would have a material adverse effect on our financial condition, results of operations and cash flows.

Disruption of Refining's ability to obtain an adequate supply of crude oil could reduce our liquidity and increase our costs.

              All of Refining's crude oil requirements are sourced from production in the Bakken shale in North Dakota, the United States Gulf Coast and midcontinent, West Africa and from other foreign sources. The actual amount of foreign crude oil Refining purchases is dependent on market and operating conditions and will vary from quarter to quarter. We are subject to the political, geographic and economic risks attendant to doing business with foreign suppliers. Disruption of production in or transportation from, any of these regions for an extended period for any reason could have a material impact on our financial condition, results of operations and cash flows. We source a substantial amount of crude oil from the Bakken shale and, as a result, we may be disproportionately exposed to the impact of delays or interruptions of supply from that region as discussed below. In the event that one or more of our traditional sources of crude oil supply becomes unavailable, we may not be able to replace it or may be able to do so only at significantly higher prices. In either case, our refining margins would be lower, which could adversely affect our financial condition, results of operations and cash flows. If Refining is unable to obtain a sufficient crude oil supply from MLC or elsewhere, Refining would only have approximately 15 to 20 days of crude oil stored for processing or in transit.

A lifting of the U.S. crude oil export ban could affect crude oil price differentials and Refining's operating margins and have a material adverse effect on our financial condition, results of operations and cash flows.

              Since the 1970s, the United States has restricted the ability of producers to export domestic crude oil. As total crude oil production has increased in the United States in recent years, primarily due to the increase in shale oil production, there have been increasing calls by producers for a lifting of the crude oil export ban. If the export ban were to be lifted or modified to allow significant export of lightly processed domestic crude oil such as condensate, the price of domestic crude oil would likely rise to levels that are comparable to world oil prices, increasing feedstock costs to the Philadelphia refining complex. Deterioration of the current favorable crude oil price differentials between domestic and foreign crude oils may narrow Refining's operating margins and, in turn, have a material adverse effect on our financial condition, results of operations and cash flows.

The risks inherent in our refining and logistics operations could cause disruptions, including unscheduled maintenance or downtime of the Philadelphia refining complex and the North Yard terminal, and could expose us to potentially significant losses, costs or liabilities for which we may not be fully covered by insurance.

              Our operations are subject to significant hazards and risks inherent in refining and logistics operations and in transporting and storing crude oil, intermediate products and refined products. These hazards and risks include, but are not limited to, natural disasters, fires, explosions, pipeline ruptures and spills, third-party interference and mechanical failure of equipment at our facilities, any of which could result in production and distribution difficulties and disruptions, pollution (such as oil spills, etc.), personal injury or wrongful death claims and other damage to our properties and the property of others. These risks could result in substantial losses due to personal injury and/or loss of life, severe damage to and destruction of property and equipment, pollution or other environmental damage for which we may not be fully insured.

              There is also risk of mechanical failure and equipment shutdowns at the Philadelphia refining complex and the North Yard terminal, both in the normal course of operations and following unforeseen events. In such situations, any undamaged refinery processing units may be dependent on, or interact with, damaged process units and, accordingly, may also be subject to being shut down. In the case of a shutdown of a refinery, the refinery must initiate a start-up process that typically lasts several days. The occurrence of these types of events has and could significantly disrupt Refining's operations and ability to produce and distribute refined products and could in some cases result in significant liabilities. Any sustained disruption could have a material adverse effect on our financial condition, results of operations and cash flows.

We must make substantial capital expenditures on our operating facilities to maintain their reliability and efficiency. If we are unable to complete capital projects at their expected costs and/or in a timely manner, or if the market conditions assumed in our project economics deteriorate, our financial condition, results of operations and cash flows could be materially and adversely affected.

              Delays or cost increases related to the engineering, procurement and construction of new facilities, or improvements, maintenance and repairs to our existing facilities and equipment, could have a material adverse effect on our financial condition, results of operations and cash flows. Such delays or cost increases may arise as a result of unpredictable factors in the marketplace, many of which are beyond our control, including:

  •
  denial or delay in issuing regulatory approvals and/or permits;

  •
  unplanned increases in the cost of construction materials or labor;

  •
  disruptions in transportation of modular components and/or construction materials;

  •
  severe adverse weather conditions, natural disasters or other events (such as equipment malfunctions, explosions, fires, spills or train or ship accidents) affecting our facilities and equipment, or those of our vendors and suppliers;

  •
  shortages of sufficiently skilled labor, or labor disagreements resulting in unplanned work stoppages;

  •
  market-related increases in a project's debt or equity financing costs; and/or

  •
  nonperformance or force majeure by, or disputes with, our vendors, suppliers, contractors or sub-contractors.

              The Philadelphia refining complex contains many processing units, a number of which have been in operation for many years. Equipment, even if properly maintained, may require significant capital expenditures and expenses to keep it operating at optimum efficiency and in accordance with regulatory requirements. One or more of the units may require unscheduled downtime for unanticipated maintenance or repairs that are more frequent than our scheduled turnarounds for such units. Scheduled and unscheduled maintenance could reduce our revenues during the period of time that the units are not operating and require significant additional capital expenditures. Any one or more of these occurrences could have a significant impact on our business. If we were unable to make up the delays or to recover the related costs, or if market conditions change, it could materially and adversely affect our financial condition, results of operations and cash flows.

The North Yard terminal, which is Logistics' only operating asset, did not commence operations until October 23, 2013, and the expansion of the terminal was not completed until October 2014. The North Yard terminal may fail to operate efficiently or reliably, which could adversely affect our logistics business and our financial condition, results of operations and cash flows.

              The North Yard terminal was constructed in 2013 and commenced operations on October 23rd of that year. We completed a capital project in October 2014 to expand the unloading capacity of the terminal from two to four unit trains per day. It is possible that we will discover issues that adversely impact the terminal's efficient and reliable operations and could adversely affect our financial condition, results of operations and cash flows.

The completion of the Logistics IPO could require Logistics to distribute its available cash to its unitholders, which may negatively impact our financial condition, results of operations and cash flows.

              Subsequent to this offering, and subject to market conditions, we intend to explore the Logistics IPO as described in "Business—Overview" and "—Logistics Business." If the Logistics IPO is consummated and Logistics is no longer wholly owned by us, then the cash flows of Logistics may be burdened by a commitment to make distributions to all of Logistics' unitholders, our income may be more subject to fluctuations associated with Refining's business, we will not likely be able to amend the commercial agreement between Refining and Logistics in our sole discretion and as a practical matter it may be more difficult for us to declare dividends. In addition, the general partner of Logistics, following a Logistics IPO, would owe contractual duties to unaffiliated limited partners in addition to duties to us. Each of the foregoing could adversely affect our financial condition, results of operations and cash flows.

Refining's inability to generate or obtain the necessary number of RINs and waiver credits could adversely affect our operating margins, which, in turn, could adversely affect our financial condition, results of operations and cash flows.

              Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the U.S. Environmental Protection Agency ("EPA") has issued Renewable Fuel Standards ("RFS") implementing mandates to blend renewable fuels into petroleum fuels produced and sold in the United States. We are subject to the RFS, which requires obligated parties to blend renewable fuels, such as ethanol, into petroleum fuels sold in the United States or to purchase RINs from third parties who conduct such blending or are otherwise trading in RINs. Once the EPA sets the compliance levels and demonstration deadline, obligated parties must surrender sufficient RINs to meet their renewable fuel obligations under the RFS. See "Business—Environmental Regulation—Fuel Regulations."

              Refining currently blends renewable fuels and purchases RINs on the open market, as well as certain waiver credits, in order to comply with the RFS. In the future, Refining may be required to generate or purchase additional RINs on the open market and/or waiver credits from the EPA to comply with the RFS. Because of uncertainty surrounding how the EPA will implement proposed regulations, RIN prices remained volatile and increased substantially in early 2013 and, after moderating to some extent, increased again in late 2014. In 2013 and the first nine months of 2014, Refining experienced significantly higher RINs costs than in prior periods, which had a significant impact on our results of operations. We incurred approximately $19.0 million, $31.5 million and $116.3 million in RINs costs during the years ended December 31, 2011, 2012 and 2013, respectively, and approximately $101.4 million and $95.7 million for the nine months ended September 30, 2013 and 2014, respectively. We cannot predict the future prices of RINs or waiver credits as the cost of RINs is dependent upon a variety of factors, including the availability of qualifying biofuels and the amount actually blended into transportation fuel, the availability of RINs for purchase, the price at which RINs can be purchased, transportation fuel production levels, final determinations by the EPA of the amount of renewable fuel required to be blended each year and the mix of our petroleum products, each of which can vary significantly from quarter to quarter. If Refining fails to obtain sufficient RINs, or relies on invalid RINs, Refining could be subject to fines and penalties imposed by the EPA. The costs to generate or obtain the necessary number of RINs and waiver credits, and any fines imposed for a failure to do so, could adversely affect Refining's operating margins, which, in turn, could adversely affect our financial condition, results of operations and cash flows.

If Refining is unable to obtain crude oil supply and/or sell refined products without the benefit of the intermediation agreement with MLC or any other similar agreement, Refining's inventory levels and our exposure to the risks associated with volatile crude oil and refined product prices may increase.

              The intermediation agreement with MLC allows Refining to price and take title to all crude oil as it is removed from the tanks and processed at the Philadelphia refining complex. All of the crude oil delivered to the Philadelphia refining complex is handled through the intermediation agreement independent of whether crude oil is sourced from Refining's suppliers or from MLC directly. In addition, Refining sells barrels processed through the Philadelphia refining complex to MLC at the tank after the refining process is complete. This arrangement reduces our exposure to fluctuations in crude oil and refined product prices. If Refining is unable to obtain crude oil supply and/or sell barrels processed through the Philadelphia refining complex through the intermediation agreement or another similar agreement, our exposure to crude oil and refined product price fluctuations may increase as the period between the day Refining establishes a price for crude oil purchases and the day Refining establishes a price for product sales increases. Such increased exposure could also negatively impact our liquidity position due to higher working capital needs and, therefore, could adversely affect our financial condition, results of operations and cash flows.

              In addition, our ability to obtain crude oil pursuant to the intermediation agreement is subject to Refining's continued compliance with its debt obligations. An event of default under the Refining term loan, Refining revolving credit facility or certain other financings we may undertake in the future that continues unremedied beyond the applicable cure or grace period will constitute an event of default under the intermediation agreement with MLC, which would exacerbate the negative impact on our financial condition and cash flows caused by the initial event of default.

Our arrangement with MLC exposes us to MLC-related credit and performance risk.

              Under the intermediation agreement, MLC has agreed to supply and hedge substantially all of our crude oil requirements and to purchase substantially all of the barrels processed through the Philadelphia refining complex. Additionally, we are obligated to purchase all inventories upon termination of the intermediation agreement, which expires in October 2017. Relying on MLC's ability to honor its contractual obligations exposes us to MLC's credit and business risks. An adverse change in MLC's business, results of operations, liquidity or financial condition could adversely affect its ability to perform its obligations, which could, in turn, have a material adverse effect on our financial condition, results of operations and cash flows. We will need to renew the intermediation agreement with MLC or replace it with other arrangements to provide the necessary working capital for our business, and our inability to do so could have a material adverse effect on our financial condition, results of operations and cash flows.

Our historical financial statements may not be indicative of future performance.

              The historical financial statements for periods prior to our acquisition of the Philadelphia refining complex presented in this prospectus reflect carve-out financial statements of an operating unit of Sunoco, which we acquired on September 8, 2012. Prior to our acquisition of the Philadelphia refining complex, we had no history of operating the assets associated with this operating unit, and we now operate them as a standalone business. Thus, the historical results presented in the financial statements for the periods prior to September 8, 2012 are not necessarily comparable to our financial statements following September 8, 2012 or indicative of the results for any future period. Additionally, Refining has entered into certain arrangements, including the intermediation agreement with MLC, that result in our working capital needs and operating costs varying from those affecting the assets that were contributed to us by Sunoco. The historical financial information related to periods prior to September 8, 2012 reflects the sale of certain refined products at intercompany transfer prices, as well as intercompany allocations of expenses which may not be indicative of the actual revenues that would have been received and the expenses that would have been incurred had the business been operating as a company independent from Sunoco for the periods presented. In addition, our results of operations for periods subsequent to the closing of this offering may not be comparable to our results of operations for periods prior to the closing of this offering as a result of certain transactions undertaken in connection with the offering. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Comparability" for a discussion of factors that affect comparability. As a result, it is difficult to evaluate our historical results of operations to assess our future prospects and viability.

We are a holding company whose sole asset will be our equity interest in PES LLC. Accordingly, we will be dependent upon distributions from PES LLC for our cash flows.

              We are a holding company and will have no material assets other than our equity interest in PES LLC. We have no independent means of generating revenue and our subsidiaries will conduct all of our operations and will own substantially all of our assets. Consequently, our cash flow in the future will depend upon the cash flow of our subsidiaries and the payment of funds by our subsidiaries to us in the form of distributions or otherwise. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the terms of their debt agreements, applicable state limited liability company and partnership laws and other laws and regulations. If our subsidiaries are unable to make distributions to us our cash flows and ability to meet our debt and other obligations, including our obligations to pay any taxes, make any payments under the tax receivable agreement and pay corporate and other overhead expenses, and pay dividends would be adversely affected. See also "—Risks Related to This Offering and Ownership of Our Class A Common Stock—We cannot assure you that we will declare dividends or have the available cash to make dividend payments. We are a holding company that depends upon cash from our subsidiaries to pay dividends in the future."

We have incurred losses in the past and may incur losses in the future. If we incur losses over an extended period of time, the value of our common stock could decline.

              We experienced losses in previous periods and we may not be profitable in future periods. A lack of profitability could adversely affect the price of our Class A common stock and our liquidity. We may not continue to remain profitable, which could impair our ability to complete future financings and have a material adverse effect on our financial condition, results of operations and cash flows.

Our limited operating history makes it difficult to evaluate our current business and future prospects. If we are unsuccessful in executing our business strategy, our business and operating results will be adversely affected.

              We were formed in June 2012 and we acquired the Philadelphia refining complex in September 2012. Therefore, we have a limited operating history and track record in executing our business strategy. Our future success depends on our ability to execute our business strategy effectively. Our limited operating history may make it difficult to evaluate our current business and future prospects. We may not be successful in operating the Philadelphia refining complex or any other properties we may acquire in the future. In addition, we have encountered and will continue to encounter risks and difficulties frequently experienced by new companies, and specifically companies in the oil refining industry. If we do not manage these risks successfully, our financial condition, results of operations and cash flows will be adversely affected.

Refining is subject to interruptions of supply as a result of its reliance on railroads for transportation of domestic crude oil and, consequently, Logistics is subject to declines in volumes unloaded at the North Yard terminal.

              Rail transportation serves as a critical link in the supply of domestic crude oil production to U.S. refiners, especially for crude oil from regions such as the Bakken that are not sourced near pipelines or waterways that connect to all of the major U.S. refining centers. Much of the domestic crude oil processed by the Philadelphia refining complex is received by railroad and unloaded at the North Yard terminal. If the ability to transport crude oil by rail is disrupted because of accidents, weather interruptions, governmental regulation, congestion on rail lines, terrorism, other third-party action or casualty or other events, then Refining could experience an interruption of supply or delivery or an increased cost of receiving crude oil, and Logistics could experience a decline in volumes unloaded at the North Yard terminal. Recent railcar accidents in Lac-Megantic, Quebec, Aliceville, Alabama, Casselton, North Dakota, Philadelphia, Pennsylvania and Lynchburg, Virginia, in each case involving trains carrying crude oil from North Dakota's Bakken region, have led to increased legislative and regulatory scrutiny over the safety of transporting crude oil by rail. Various industry groups and government agencies have implemented and are considering additional new rail car standards, railroad operating procedures and other regulatory requirements. Changing operating practices, as well as potential new regulations on tank car standards and shipper classifications, could increase the time required to move crude oil from production areas to the Philadelphia refining complex, increase the cost of rail transportation and decrease the efficiency of our receipts of crude oil by rail, any of which could materially reduce the volume of crude oil delivered by rail to the Philadelphia refining complex and adversely affect our financial condition, results of operations and cash flows. For a discussion of recent regulatory developments regarding the shipment of crude oil by rail and the associated risks to our operations, please see "Business—Rail Safety."

Our results of operations are affected by refined product crack spreads, which are currently more correlated to Brent crude oil prices than domestic crude oil.

              The Philadelphia refining complex produces a range of refined products that are predominantly sold in the northeastern United States, and the selling prices are generally based on New York Harbor posted prices. Because PADD I of the United States is a net import market, these New York Harbor prices have historically been more correlated to prices of Brent crude oil than to WTI, Bakken or other grades of U.S. crude oil. If production of domestic crude oil and refined products continues to grow, New York Harbor refined product prices may become more correlated with domestic crude oil prices, and this may have the effect of reducing Refining's refined product crack spreads, which, in turn, could have a material adverse effect on our financial condition, results of operations and cash flows.

Refining is subject to interruptions of supply and distribution as a result of its reliance on pipelines for refined products.

              The Philadelphia refining complex delivers a portion of its refined products through pipelines owned by third parties. Refining could experience an interruption of delivery, or an increased cost of delivering refined products to market, if the ability of these pipelines to deliver refined products is disrupted because of accidents, weather interruptions, governmental regulation, a change in service, terrorism, other third-party action or casualty or other events. While the Philadelphia refining complex can distribute refined products by water and directly access the New York Harbor market, which is one of the largest refined product markets in the world, if the third-party pipeline system experiences a disruption, this would result in an increase in the cost of product distribution and therefore lower refining margins.

              In addition, due to the common carrier regulatory obligation applicable to interstate oil pipelines, capacity must be prorated among shippers in an equitable manner in accordance with the tariff then in effect in the event there are nominations in excess of capacity. Therefore, nominations by new shippers or increased nominations by existing shippers may reduce the capacity available to Refining. Any prolonged interruption in the operation or curtailment of available capacity of the pipelines that Refining relies upon for transportation of refined products could have a material adverse effect on our financial condition, results of operations and cash flows.

Refining's arrangements with subsidiaries of ETP, expose us to credit and performance risk related to such counterparties.

              Sunoco has indemnification obligations to us pursuant to the agreements entered into in connection with our acquisition of the Philadelphia refining complex, including obligations to indemnify us for certain legacy environmental matters related to the Philadelphia refining complex, and PES Equity has guaranteed the performance of all of Sunoco's obligations under all of these agreements. Relying on Sunoco's ability to honor its indemnity obligations and on PES Equity's ability to honor its guaranty obligations exposes us to Sunoco's and PES Equity's respective credit and business risks, as well as the credit and business risk of ETP. An adverse change in the business, results of operations or financial condition of Sunoco, PES Equity or ETP could adversely affect their respective ability to perform their respective obligations, which could consequently have a material adverse effect on our financial condition, results of operations and cash flows.

Refining's arrangements with Sunoco Logistics and its subsidiaries expose us to performance risk related to such entities.

              Refining has several long-term contracts with Sunoco Logistics pursuant to which logistics and other services are provided to the Philadelphia refining complex. Refining also relies on the use of facilities and pipelines owned and operated by Sunoco Logistics to distribute a portion of its refined products, and has an agreement with Sunoco Logistics to purchase domestic crude oil at market-based rates. For a description of the various arrangements we have with Sunoco Logistics, see "Certain Relationships and Related Party Transactions—Agreements with Sunoco Logistics." Relying on the ability of Sunoco Logistics to honor its obligations exposes us to the business risks faced by Sunoco Logistics. An adverse change in the business, results of operations, regulatory status or financial condition of any of Sunoco Logistics could adversely affect its ability to satisfy its obligations to us, which could, in turn, have a material adverse effect on our financial condition, results of operations and cash flows.

We may have capital needs for which our internally generated cash flows and other sources of liquidity may not be adequate.

              If we cannot generate sufficient cash flows or otherwise secure sufficient liquidity to support our short-term and long-term capital requirements, we may not be able to meet our payment obligations, comply with certain deadlines related to environmental regulations and standards or pursue our business strategies, any of which could have a material adverse effect on our results of operations or liquidity. We have substantial short-term capital needs and may have substantial long-term capital needs. Our short-term working capital needs are primarily related to financing changes in those portions of Refining's refined product inventory not included in the intermediation agreement and accounts receivable and accounts payable. Our long-term needs for cash include those to support ongoing capital expenditures for equipment maintenance and upgrades during turnarounds at Girard

Point and Point Breeze and to complete our routine and normally scheduled maintenance, regulatory and security expenditures. We currently expect the next major turnarounds (the crude units and FCCs) of Girard Point and Point Breeze to occur in 2018 and 2019, respectively, and we have budgeted approximately $58 million and $74 million, respectively, of capital for turnarounds. The Philadelphia refining complex is expected to have reduced throughputs during major turnarounds. In addition there generally will be turnarounds of smaller processing units each year and, from time to time, we are required to spend significant amounts for repairs when one or more processing units experiences temporary shutdowns. We continue to utilize significant capital to upgrade equipment, improve facilities and reduce operational, safety and environmental risks. We may incur substantial compliance costs in connection with any new environmental, health and safety regulations as described in "—We may incur significant liability under, or costs and capital expenditures to comply with, environmental, health and safety regulations, which are complex and change frequently." In addition, based on the proposed Tier 3 gasoline sulfur standards, we anticipate incurring approximately $80 million of capital expenditures to install controls in order to meet the anticipated new standards. As a result, we will need to rely on external financing sources, including commercial bank borrowings and the issuance of debt and equity securities, to fund our capital needs. Our liquidity and the covenants imposed by our debt agreements will affect our ability to satisfy any of these needs.

Competition from companies having greater financial and other resources than we do could materially and adversely affect our financial condition, results of operations and cash flows.

              Our refining operations compete with domestic refiners and marketers in the PADD I region of the United States, as well as with domestic refiners in other PADD regions and foreign refiners and trading companies that import products into the United States. In addition, Refining competes with producers and marketers in other industries that supply alternative forms of energy and fuels to satisfy the requirements of our customers. Certain of our competitors have larger or more complex refineries, and may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of our principal competitors are integrated national or international oil companies that are larger and have substantially greater resources than we do and have access to proprietary sources of controlled crude oil production. Unlike these competitors, we obtain all of our feedstocks from unaffiliated sources. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of crude oil supply and other feedstocks or intense price fluctuations.

              Newer or upgraded refineries will often be more efficient than the Philadelphia refining complex, which may put us at a competitive disadvantage. While we have taken significant measures to maintain and upgrade units in the Philadelphia refining complex by installing new equipment and repairing equipment to improve our operations, these actions involve significant uncertainties because upgraded equipment may not perform at expected throughput levels, the yield and product quality of new equipment may differ from design specifications and modifications may be needed to correct equipment that does not perform as expected. Any of these risks associated with new equipment, redesigned older equipment or repaired equipment could lead to lower revenues or higher costs or otherwise have an adverse effect on our financial condition, results of operations and cash flows. Over time, the Philadelphia refining complex may become obsolete, or be unable to compete, because of the construction of new, more efficient facilities by our competitors.

The geographic concentration of our operations creates significant exposure to the risks of the local economy and other local adverse conditions.

              Because the Philadelphia refining complex and the North Yard terminal are located in Philadelphia, Pennsylvania we primarily market our refined products in the northeastern United States. As a result, we are more susceptible to regional economic conditions than the operations of our more geographically diversified competitors, and any unforeseen events or circumstances that affect our operating area could also materially adversely affect our revenues. These factors include, among other things, changes in the economy, weather conditions, demographics and population, increased supply of refined products from competitors, reductions in the supply of crude oil and declines in the use of refined products we produce and market.

              Should the supply/demand balance shift in our region as a result of changes in the local economy discussed above, an increase in refining capacity, a decrease in demand of refined products or other reasons, we may have to deliver refined products to customers outside of the region and thus incur considerably higher transportation costs, resulting in lower refining margins. Such changes in market conditions could have a material adverse effect on our financial condition, results of operations and cash flows.

Logistics may not be able to increase its third-party revenue significantly or at all due to competition and other factors, which could limit its ability to grow and extend its dependence on Refining.

              Part of our growth strategy includes the potential of diversifying Logistics' customer base by acquiring or developing new assets. Our ability to generate any third-party revenue from our logistics business is subject to numerous factors beyond our control, including competition from third parties, the development of new infrastructure and services, the expansion of distribution capabilities of the North Yard terminal beyond the Philadelphia refining complex and the extent to which new or existing infrastructure has available capacity when third-party customers require it.

              Logistics has not provided any rail unloading services to third parties, and we can provide no assurance that Logistics will be able to attract any material third-party service opportunities in the future, including in the event of a temporary or permanent disruption in operations at the Philadelphia refining complex. Logistics' efforts to attract new unaffiliated customers may be adversely affected by (i) its relationship with Refining, (ii) its desire to provide services pursuant to fee-based contracts, (iii) operational requirements of the Philadelphia refining complex that rely upon Logistics to supply a significant portion of their crude oil requirements and (iv) our expectation that Refining will continue to utilize substantially all of the available capacity of the North Yard terminal. Logistics' potential customers may prefer to obtain services under other forms of contractual arrangements under which we would be required to assume direct commodity exposure. In addition, Logistics will need to establish a reputation among its potential customer base for providing high-quality service in order to successfully attract unaffiliated third parties.

We may not be able to obtain funding on acceptable terms or at all because of volatility and uncertainty in the credit and capital markets. This may hinder or prevent us from meeting our future capital needs.

              Global financial markets and economic conditions have been, and may again be, disrupted and volatile due to a variety of factors, including uncertainty in the financial services sector, low consumer confidence, continued high unemployment, geopolitical issues, declines in crude oil and other commodity prices and weak economic conditions. In addition, the fixed income markets have experienced periods of extreme volatility that have negatively impacted market liquidity conditions. As a result, the cost of raising money in the debt and equity capital markets has increased substantially at times while the availability of funds from those markets diminished significantly. In particular, as a result of concerns about the stability of financial markets generally and the solvency of lending counterparties specifically, the cost of obtaining money from the credit markets may increase as many lenders and institutional investors increase interest rates, enact tighter lending standards, refuse to refinance existing debt on similar terms or at all and reduce or, in some cases, cease to provide funding to borrowers. Due to these factors, we cannot be certain that new debt or equity financing will be available on acceptable terms. If funding is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due. Moreover, without adequate funding, we may be unable to execute our growth strategy, complete future acquisitions, make necessary capital expenditures, fund our working capital requirements take advantage of other business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our revenues and results of operations.

Our level of indebtedness may increase and reduce our financial flexibility.

              As of September 30, 2014, we had $541.8 million of debt outstanding under the Refining term loan and no amounts drawn under the Refining revolving credit facility. In the future, we may incur significant additional indebtedness in order to make future acquisitions or to develop our assets. Our level of indebtedness could affect our operations in several ways, including the following:

  •
  a significant portion of our cash flows could be used to service our indebtedness;

  •
  a high level of debt would increase our vulnerability to general adverse economic and industry conditions;

  •
  the covenants contained in our debt agreements will limit our ability to borrow additional funds, dispose of assets, pay dividends or distributions and make certain investments;

  •
  a high level of debt may place us at a competitive disadvantage compared to our competitors that are less leveraged, and therefore may be able to take advantage of opportunities that our indebtedness would prevent us from pursuing;

  •
  our debt covenants may also affect our flexibility in planning for, and reacting to, changes in the economy, changes in regulatory requirements or changes in our industry;

  •
  a high level of debt may make it more likely that a reduction in our borrowing base following a periodic redetermination could require us to repay a portion of our then-outstanding bank borrowings; and

  •
  a high level of debt may impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes.

              A high level of indebtedness increases the risk that we may default on our debt obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. We may not be able to generate sufficient cash flows to pay the interest on our debt, and future working capital borrowings or equity financing may not be available to pay or refinance such debt. Factors that will affect our ability to raise cash through an offering of our equity securities or a refinancing of our debt include financial market conditions, the value of our assets and our performance at the time we need capital.

              In addition, the borrowing base under the Refining revolving credit facility is subject to periodic redeterminations. Refining could be forced to repay a portion of borrowings under the Refining revolving credit facility due to redeterminations of the borrowing base. If Refining is forced to do so, Refining may not have sufficient funds to make such repayments. If Refining does not have sufficient funds or is otherwise unable to negotiate renewals of borrowings or arrange new financing, Refining may have to sell significant assets. Any such sale may not be possible given the integrated nature of our operations and could have a material adverse effect on our financial condition, results of operations and cash flows.

              A breach of the covenants in our debt agreements could result in an event of default under the applicable debt. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In the event our lenders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness. As a result of these restrictions, we may be limited in how we conduct our business, unable to raise additional debt or equity financing to operate during general economic or business downturns or unable to compete effectively or to take advantage of new business opportunities. In addition, an event of default under the Refining term loan, Refining revolving credit facility or other future financings that continues unremedied beyond any applicable cure or grace period will constitute an event of default under the intermediation agreement with MLC.

If we are unable to make acquisitions or construct additional assets on economically acceptable terms, our future growth would be limited, and any acquisitions we make or development we undertake may reduce, rather than increase, our cash flows.

              A portion of our strategy to grow our business is dependent on our ability to acquire businesses or assets that increase our cash flow. The acquisition component of our growth strategy is based, in large part, on our expectation of ongoing divestitures of refineries and related assets and gathering, transportation, storage, terminaling and rail loading or unloading assets by industry participants. Should such divestitures fail to materialize, it would limit our opportunities for future acquisitions and could adversely affect our ability to grow our operations. If we are unable to make acquisitions because we are unable to identify attractive acquisition candidates, negotiate acceptable purchase contracts, obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth will be limited. Furthermore, any acquisition involves potential risks, including, among other things:

  •
  mistaken assumptions about revenues and costs, including synergies;

  •
  an inability to successfully integrate the businesses or assets we acquire;

  •
  the assumption of unknown liabilities;

  •
  limitations on rights to indemnity from the seller;

  •
  mistaken assumptions about the overall costs of equity or debt financing;

  •
  the diversion of management's time and attention from our existing business;

  •
  unforeseen difficulties operating in new product areas or new geographic areas; and

  •
  customer or key employee losses at the acquired businesses.

              In addition, we will seek to grow our business through the construction of new assets. The construction of such assets requires significant capital expenditures, which may exceed our resources, and involves numerous regulatory, environmental, political and legal uncertainties. If we undertake the construction of such assets, we may not be able to complete them on schedule, within the budgeted cost or at all.

              We may not be successful in acquiring additional assets, or constructing new assets, and any acquisitions or developments that we do consummate may not produce the anticipated benefits or may have adverse effects on our financial condition, results of operations and cash flows.

A shortage in rail locomotives or railroad crews may adversely affect our financial condition, results of operations and cash flows.

              Transporters of crude oil by rail compete with other transporters of other commodities, such as coal, grain and corn, that ship their product by rail. The increased demand for transportation of crude oil or other products by rail has occasionally caused shortages in available locomotives and railroad crews and delays in delivery. Such shortages and delays may ultimately increase the cost to transport crude-by-rail. Increased costs to ship crude oil by rail as a result of a shortage of locomotives or railroad crews or increased competition resulting in delivery delays could curtail our ability to ship crude-by-rail on economically advantageous terms, which would have an adverse effect on our financial condition, results of operations and cash flows.

Our insurance policies do not cover all losses, costs or liabilities that we may experience, and insurance companies that currently insure companies in the energy industry may cease to do so or substantially increase premiums.

              Our insurance coverage does not cover all potential losses, costs or liabilities and has $10 million in self-insured retentions. We could suffer losses for uninsurable or uninsured risks or in amounts in excess of our existing insurance coverage. Our ability to obtain and maintain adequate insurance may be affected by conditions in the insurance market over which we have no control. In addition, if we experience insurable events, our annual premiums could increase further or insurance may not be available at all or if it is available, on restrictive coverage items. The occurrence of an event that is not fully covered by insurance, the failure by one or more insurers to honor its commitments for an insured event or the loss of insurance coverage could have a material adverse effect on our financial condition, results of operations and cash flows.

              If significant changes in the number or financial solvency of insurance underwriters for the energy industry occur, we may be unable to obtain and maintain adequate insurance at a reasonable cost. We cannot assure you that our insurers will renew our insurance coverage on acceptable terms, if at all, or that we will be able to arrange for adequate alternative coverage in the event of non-renewal.

              Additionally, our insurance program includes a number of insurance carriers. Significant disruptions in financial markets could lead to a deterioration in the financial condition of many financial institutions, including insurance companies and, therefore, we may not be able to obtain the full amount of our insurance coverage for insured events.

The loss of key personnel could adversely affect our ability to operate.

              We depend on the leadership, involvement and services of a relatively small group of our key management personnel, including our Chief Executive Officer and other executive officers and key technical and commercial personnel. The services of these individuals may not be available to us in the future. Because competition for experienced personnel in our industry is intense, we may not be able to find acceptable replacements with comparable skills and experience. Accordingly, the loss of the services of one or more of these individuals could have a material adverse effect on our ability to operate our business.

A substantial portion of our workforce is unionized, and we may face labor disruptions that would interfere with our operations.

              As of September 30, 2014, approximately 61% of our employees associated with the operations at the Philadelphia refining complex and North Yard terminal were covered by a collective bargaining agreement that expires September 8, 2015. While we believe we have a satisfactory relationship with the union, we may not be able to renegotiate our collective bargaining agreement on satisfactory terms or at all when such agreement expires. A failure to do so may increase our costs associated with our workforce. Our other employees who are not presently represented by a union may become so represented in the future as well. A work stoppage resulting from, among other things, a dispute over a term or condition of employment applicable to employees who work at the Philadelphia refining complex or North Yard terminal could cause disruptions in our business and negatively impact our financial condition, results of operations and cash flows.

Laws and regulations restricting emissions of greenhouse gases could force us to incur increased capital and operating costs and could have a material adverse effect on our financial condition, results of operations and cash flows.

              In December 2009, the EPA determined that emissions of carbon dioxide, methane and other greenhouse gases ("GHGs") endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the Earth's atmosphere and other climatic changes. Based on these findings, the EPA has begun adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the federal Clean Air Act, as amended. In addition, the U.S. Congress has from time to time considered adopting legislation to reduce emissions of GHGs, and a number of states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap-and-trade programs. The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the refined products that we produce. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on our financial condition, results of operations and cash flows. In addition, some scientists have concluded that increasing concentrations of GHGs in the Earth's atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, droughts, floods and other climatic events. If any such events were to occur, they could have an adverse effect on our financial condition, results of operations and cash flows. For a discussion of environmental laws and regulations intended to address climate change and their impact on our business and operations, please see "Business—Environmental Regulation—Climate Change."

We could incur significant costs in cleaning up contamination at our refinery site.

              The Philadelphia refining complex has been used for refining activities for many years. Petroleum hydrocarbons and various substances have been released on or under our properties. Sunoco has performed remediation of known soil and groundwater contamination beneath the Philadelphia refining complex for many years, and will continue to perform remediation of this known contamination at its expense until the appropriate regulatory standards have been achieved. While Sunoco has agreed to indemnify us for certain environmental liabilities related to the Philadelphia refining complex that arose from operations prior to our acquisition of the Philadelphia refining complex, and we benefit from covenants not to sue provided by various federal and state authorities relating to certain identified contamination and/or pre-existing contamination at the Philadelphia refining complex predating our period of ownership, any contamination associated with operations subsequent to September 7, 2012 is a liability of ours. For a discussion of the Sunoco indemnity and covenants not to sue, please see "Business—Environmental Regulation—Waste Management and Related Liabilities." Costs for remediation activities are often unpredictable, and there can be no assurance that the future costs will not be material.

              If Sunoco fails to satisfy its obligations for any reason, or if significant liabilities arise in the areas in which we assumed liability, we may become responsible for remediation expenses and other environmental liabilities. As a result, we may be liable for investigation and remediation costs and other liabilities arising from the operation of these assets by prior owners, which could materially adversely affect our financial condition, results of operations and cash flow.

              In addition, we may also face liability arising from current or future claims alleging personal injury or property damage due to exposure to chemicals or other regulated materials, such as asbestos, benzene, methyl tertiary butyl ether ("MBTE") and petroleum hydrocarbons, at or from our facilities. We may also face liability for personal injury, property damage, natural resource damage or clean-up costs for the alleged migration of contamination from our properties. A significant increase in the number or success of these claims could materially adversely affect our financial condition, results of operations and cash flow.

We may incur significant liability under, or costs and capital expenditures to comply with, environmental, health and safety regulations, which are complex and change frequently.

              Our operations are subject to federal, state and local laws that regulate the generation, storage, handling, use and transportation of petroleum and hazardous substances, the emission and discharge of materials into the environment, waste management, the characteristics and composition of gasoline and diesel, and other matters relating to the protection of the environment. Our operations are also subject to various laws and regulations relating to occupational health and safety. Additionally, the Philadelphia refining complex is the subject of a consent decree with the United States, the City of Philadelphia, the Commonwealth of Pennsylvania and Sunoco, which requires, among other things, reductions in air emissions, the reporting of certain emissions, and the installation of a fenceline monitoring system, data from which is to be made available to the public. We became party to this consent decree in connection with our acquisition of the Philadelphia refining complex. While various compliance obligations remain outstanding, we believe that we are in substantial compliance with the consent decree. We may nevertheless incur significant costs to maintain compliance with applicable federal, state and local laws relating to the protection of the environment, health and safety, including the terms of the consent decree.

              Moreover, our business may result in accidental spills, discharges or other releases of petroleum or hazardous substances into the environment, including at neighboring sites or third-party storage, treatment or disposal facilities. As a result, we are subject to the provisions of the Oil Pollution Act of 1990 (the "Oil Pollution Act") and similar state environmental laws should a spill occur. Among other things, the Oil Pollution Act requires the preparation of a OPA 90 emergency response plan identifying the personnel and equipment necessary to remove, to the maximum extent practicable, a "worst case discharge." To meet this requirement, we will contract with various spill response service companies in the areas in which we transport or store crude oil and refined and other products; however, these companies may not be able to adequately contain a "worst case discharge" in all instances, and we cannot ensure that all of their services will be available for our use at any given time. Many factors that could inhibit the availability of these service providers include, but are not limited to, weather conditions and governmental regulations. In these and other cases, we may be subject to liability in connection with the discharge of crude oil or products into navigable waters.

              Certain environmental laws impose joint and several liability without regard to fault or the legality of the original conduct in connection with the investigation and cleanup of spills, discharges or releases. Though we benefit from covenants not to sue provided by various federal and state authorities relating to certain identified contamination and/or any pre-existing contamination at the Philadelphia refining complex predating our period of ownership, such protections may not be all-encompassing, and any contamination associated with operations subsequent to September 7, 2012 may be a liability of ours. As such, we may be required to pay more than our fair share of such investigation or cleanup. Violations of applicable legal or regulatory requirements could result in substantial fines, criminal sanctions, permit revocations, injunctions and/or facility shutdowns. We may therefore be required to make significant capital expenditures or incur increased operating costs or operational changes to achieve compliance with applicable standards.

              We cannot predict the extent to which additional environmental, health and safety legislation or regulations will be enacted or become effective in the future, or how existing or future laws or regulations will be administered or interpreted with respect to our operations. Many of these laws and regulations are becoming increasingly stringent, and the cost of compliance with these requirements can be expected to increase over time. Expenditures or costs for environmental, health and safety compliance could have a material adverse effect on our financial condition, results of operations and cash flows. For a discussion of environmental laws and regulations and their impact on our business and operations, please see "Business—Environmental Regulation."

We may be unable to obtain or renew permits necessary for our operations, which could inhibit our ability to do business.

              Our facilities operate under various federal, state and local permits, licenses and approvals that contain prescriptive operating limits and performance standards. Such permits, licenses and approvals require monitoring, record keeping and reporting to demonstrate compliance with their limits and standards. Noncompliance or incomplete documentation of our compliance status may result in the imposition of fines, penalties and injunctive relief. Additionally, due to the nature of our refining processes, there may be times when we are unable to meet the standards and terms and conditions of our permits, licenses and approvals due to operational upsets or malfunctions, which may lead to the imposition of fines and penalties or operating restrictions. Furthermore, any renewal permit or license may contain different terms and conditions that would require unplanned or unanticipated costs.

Renewable fuels mandates may reduce demand for the petroleum fuels we produce, which could have a material adverse effect on our financial condition, results of operations and cash flows.

              Pennsylvania law currently requires that all diesel sold in the state for use in internal combustion engines must contain at least 2% biodiesel. Pennsylvania law also currently requires, with limited exceptions, that all gasoline sold or offered for sale in the state must contain the maximum amount of ethanol allowed under federal law for use in all gasoline-powered motor vehicles. On October 13, 2010, the EPA granted a partial waiver raising the maximum amount of ethanol allowed under federal law from 10% to 15% for cars and light trucks manufactured since 2007, and on January 21, 2011, the EPA extended the maximum allowable ethanol content of 15% to apply to cars and light trucks manufactured since 2001. The maximum amount allowed under federal law currently remains at 10% ethanol for all other vehicles. The EPA required that fuel and fuel additive manufacturers take certain steps before introducing gasoline containing 15% ethanol ("E15") into the market, including developing and obtaining EPA approval of a plan to minimize the potential for E15 to be used in vehicles and engines not covered by the partial waiver. The EPA has taken several recent actions to authorize the introduction of E15 into the market, including approving, on June 15, 2012, the first plans to minimize the potential for E15 to be used in vehicles and engines not covered by the partial waiver. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may increase or decrease. Because we do not produce renewable fuels, increasing the volume of renewable fuels that must be blended into our products displaces an increasing volume of the Philadelphia refining complex's product pool, potentially resulting in lower earnings and materially adversely affecting our cash flows.

We are subject to regulation by multiple governmental agencies, which could have a material adverse effect on our financial condition, results of operations and cash flows.

              Our business activities are subject to regulation by multiple federal, state, and local governmental agencies. Our projected operating costs reflect the recurring costs resulting from compliance with these regulations, and we do not anticipate material expenditures in excess of these amounts in the absence of future acquisitions, or changes in regulation, or discovery of existing but unknown compliance issues. Additional proposals and proceedings that affect the crude oil and refined products industry are regularly considered by the U.S. Congress, as well as by state legislatures and federal and state regulatory commissions and agencies and courts. We cannot predict when or whether any such proposals may become effective or the magnitude of the impact changes in laws and regulations may have on our business; however, additions or enhancements to the regulatory burden on our industry generally increase the cost of doing business and affect our profitability.

We are subject to strict laws and regulations regarding employee and business process safety, and failure to comply with these laws and regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

              We are subject to the requirements of the Occupational Safety and Health Administration ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, OSHA requires that we maintain information about hazardous materials used or produced in our operations and that we provide this information to employees, state and local governmental authorities, and local residents. Failure to comply with OSHA requirements, including general industry standards, process safety standards and control of occupational exposure to regulated substances, could subject us to significant fines or cause us to spend significant amounts on compliance, which could have a material adverse effect on our financial condition, results of operations and cash flows.

If we do not meet all of the requirements for eligibility in the Pennsylvania Keystone Opportunity Zones ("KOZs"), then we will not receive certain KOZ tax credits.

              We are subject to certain income taxes that have a combined effective rate of 6.45%. Because a large portion of our operations are located within the KOZs, we expect to receive certain annual tax benefits, a portion of which are scheduled to expire on December 31, 2020 and a portion of which are scheduled to expire on December 31, 2023. To be eligible for the annual tax credits, we must meet certain eligibility requirements, including a minimum employment level and a minimum capital investment in the KOZs. If we do not receive the KOZ tax credits due to our failure to meet the eligibility requirements, our financial condition, results of operations and cash flows could be adversely affected.

Compliance with and changes in tax laws could adversely affect our performance.

              We are subject to extensive tax liabilities, including federal, state and transactional taxes such as excise, sales/use, payroll, franchise, withholding and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Certain of these liabilities are subject to periodic audits by the respective taxing authority, which could increase our tax liabilities. Subsequent changes to our tax liabilities as a result of these audits may also subject us to interest and penalties. Any such changes in our tax liabilities, including any changes arising from the organizational transactions, could adversely affect our financial condition, results of operations and cash flows.

Our commodity derivative activities may result in period-to-period earnings volatility, limit our potential gains, exacerbate potential losses and involve other risks.

              We may enter into commodity derivative contracts to mitigate risk. For a description of our commodity derivative activities, see "Management's Discussions and Analysis of Financial Conditions and Results—Quantitative and Qualitative Disclosures about Market Risk—Price and Basis Risk Management Activities." We do not apply hedge accounting to our commodity derivative contracts and, as a result, unrealized gains and losses are charged to our earnings based on the increase or decrease in the market value of the unsettled position. These gains and losses are reflected in our income statement in periods that differ from when the underlying hedged items (i.e., gross margins) are reflected in our income statement. Such derivative gains or losses in earnings may produce significant period-to-period earnings volatility that is not necessarily reflective of the underlying operational performance of our subsidiaries.

              In addition, our hedging arrangements may fail to fully achieve our objective of securing a minimum fixed cash flow stream on the volume of products hedged during the hedge term for a variety of reasons, including our failure to have adequate hedging contracts, if any, in effect at any particular time and the failure of our hedging arrangements to produce the anticipated results. We may not be able to procure adequate hedging arrangements due to a variety of factors. Moreover, while intended to reduce the adverse effects of fluctuations in crude oil and refined product prices, such transactions may limit our ability to benefit from favorable changes in margins. In addition, our hedging activities may expose us to the risk of financial loss in certain circumstances, including instances in which:

  •
  the volumes of our actual use of crude oil or production of the applicable refined products is less than the volumes subject to the hedging arrangement;

  •
  accidents, interruptions in feedstock transportation, inclement weather or other events cause unscheduled shutdowns or otherwise adversely affect the Philadelphia refining complex or the North Yard terminal, or those of our suppliers or customers;

  •
  changes in commodity prices have a material impact on collateral and margin requirements under our hedging arrangements, resulting in our being subject to margin calls;

  •
  the counterparties to our futures contracts fail to perform under the contracts; or

  •
  a sudden, unexpected event materially impacts the commodity or crack spread subject to the hedging arrangement.

              As a result, the effectiveness of our risk mitigation strategy could have a material adverse impact our financial condition, results of operations and cash flows. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosure About Market Risk."

              In addition, these risk mitigation activities involve basis risk. Basis risk in a hedging arrangement occurs when the price of the commodity we hedge is more or less variable than the index upon which the hedged commodity is based, thereby making the hedge less effective. For example, the NYMEX index used for hedging certain volumes of crude oil or refined products may have more or less variability than the cost or price for such crude oil or refined products. We do not expect to hedge the basis risk inherent in our derivatives contracts.

Recently implemented (and other proposed) regulations connected to the regulatory overhaul of the market for financial derivatives could increase the cost of derivative contracts and/or impede our ability to manage business and financial risks by restricting our use of derivative instruments as hedges against fluctuating commodity prices.

              The U.S. Congress adopted the Dodd-Frank Wall Street Reform and Consumer Protection Act in 2010 (the "Dodd-Frank Act"). This comprehensive financial reform legislation establishes federal oversight and regulation of the over-the-counter derivatives market and certain entities that participate in that market. The legislation was signed into law by the President on July 21, 2010 and requires the Commodity Futures Trading Commission ("CFTC") and the SEC to promulgate rules and regulations implementing the new legislation.

              Congress passed the Dodd-Frank Act to reduce risk and increase transparency by: (1) pushing risk onto regulated exchanges by imposing trade execution and clearing requirements on standardized swaps; (2) requirement registration of certain market intermediaries (e.g. swap dealers) and systemically important entities (major swap participants); and (3) creating robust recordkeeping and reporting regimes for swaps. Specific examples of this new regulatory framework are listed below.

              The Dodd-Frank Act expanded the types of activities involving financial derivatives that may give rise to a requirement to register with the CFTC and the SEC. We do not believe that our activities currently give rise to, or are likely to give rise to, a requirement to register. However, we will be required to assess our activities in the derivatives markets, and to monitor such activities on an ongoing basis, to identify any potential change in our regulatory status. The financial reform legislation may also require our counterparties to spin off some of their derivatives activities to a separate entity, which entity may not be as creditworthy as the current counterparty.

              The CFTC has issued final rules imposing reporting and recordkeeping requirements on swaps market participants. Such rules are currently effective and could significantly increase operating costs. These additional recordkeeping and reporting requirements may require additional compliance resources and may also have a negative effect on market liquidity, which could negatively impact commodity prices and our ability to hedge our price risks.

              The CFTC has also issued proposed rules to set position limits for futures, options, and swap contracts in certain commodities. These rules, if finalized, would augment, and in some cases potentially trump, existing position limit regimes established by commodities exchanges (e.g. the Chicago Mercantile Exchange and the CFTC (federal position limits on agricultural commodities)). These position limits, as currently drafted, will require positions held by entities under common control to be aggregated, unless an exemption applies. This too, could affect our ability to enter into derivatives transactions. Additionally, while the CFTC's proposal would only apply to derivatives on certain energy, metal and agricultural commodities, it is possible that the CFTC may expand such requirements to other types of contracts in the future. It is uncertain at this time, though, whether, when, and to what extent the CFTC's position limits rules will become final and effective.

              Pursuant to a rule finalized by the CFTC in December 2012, certain classes of interest rate swaps and certain classes of index credit default swaps are now subject to mandatory clearing, unless an exemption applies. As of February 2014, many of these interest rate swaps and index credit default swaps are also now subject to mandatory trading on designated contract markets or swap execution facilities. At this time, the CFTC has not proposed any rules designating other classes of swaps for mandatory clearing, but it may do so in the future (e.g., the CFTC has made public statements that it may soon issue a proposal for certain foreign exchange products to be subject to mandatory clearing). Mandatory clearing and trade execution requirements may change the cost and availability of the swaps that we use, and exposes us to the credit risk of the clearing house through which any cleared swap is cleared.

              With respect to any uncleared swaps that we enter into, the CFTC or applicable federal banking regulatory authorities may impose credit support documentation and margin requirements. At this time, rules with respect to the margining of uncleared swaps are in proposed form and therefore the application of those rules to us is uncertain at this time. The CFTC has finalized rules requiring collateral used to margin cleared swaps to be segregated in a manner different from that applicable to the futures market and has finalized other rules allowing parties to an uncleared swap to require that any collateral posted as initial margin be segregated with a third-party custodian. Collateral segregation may impose greater costs on us when entering into swaps.

              Rules promulgated under the Dodd-Frank Act further define forward contracts as well as instances where forwards may become swaps. Because guidance regarding forwards is still developing, it is possible that some arrangements that previously qualified as forwards or energy service contracts may fall within the regulatory category of swaps. In addition, the CFTC's rules applicable to trade options may further impose burdens on our ability to conduct our traditional hedging operations. Under the Commodity Exchange Act, the CFTC is directed generally to prevent price manipulation and fraud in the following two markets: (a) physical commodities traded in interstate commerce, including the physical energy and other commodities, and (b) financial instruments, such as futures, options and swaps. Pursuant to the Dodd-Frank Act, the CFTC has adopted additional anti-market manipulation, anti-fraud and disruptive trading practices regulations that prohibit, among other things, fraud and price manipulation in the physical commodities, futures, options and swaps markets. Should we violate these laws and regulations, we could be subject to CFTC enforcement action and material penalties and sanctions, as well as resulting changes in the rates we can charge and liability to third parties.

              The legislation and any new regulations could significantly increase the cost of derivative contracts (including through restrictions on the types of collateral we are required to post), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks, reduce our ability to monetize or restructure existing derivative contracts, and increase our exposure to less creditworthy counterparties. If we reduce our use of derivatives as a result of the legislation and regulations, our results of operations may become more volatile and our cash flows may be less predictable. Finally, if we fail to comply with applicable laws, rules or regulations, we may be subject to fines, cease-and-desist orders, civil and criminal penalties or other sanctions.

Seasonal and severe weather conditions and natural disasters could materially and adversely affect our financial condition, results of operations and cash flows.

              The effects of weather conditions and natural disasters can lead to volatility in the costs and availability of energy and raw materials or negatively impact our operations or those of our customers and suppliers, which could have a significant adverse effect on our financial condition, results of operations and cash flows. For example, demand for gasoline products is generally higher during summer months than during winter months due to seasonal increases in highway traffic, and demand for diesel is affected during summer months due to agricultural work and seasonal demand for home heating oil during winter months. As a result, our operating results may vary substantially by calendar quarter depending on weather and other seasonal factors.

Terrorist attacks, cyber-attacks, threats of war or actual war may negatively affect our financial condition, results of operations and cash flows.

              Terrorist attacks in the United States, as well as events occurring in response to or in connection with them, including threats of war or actual war, may adversely affect our financial condition, results of operations and cash flows. Energy related assets may be at greater risk of future terrorist attacks than other possible targets. A direct attack on our assets or assets used by us could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, any terrorist attack could have an adverse impact on energy prices, including prices for crude oil and Refining's refined and other products. In addition, disruption or significant increases in energy prices could result in government imposed price controls. While we currently maintain insurance that provides coverage against terrorist attacks, such insurance has become increasingly expensive and difficult to obtain. As a result, insurance providers may not continue to offer this coverage to us on terms that we consider affordable or at all.

              We are dependent on technology infrastructure and maintain and rely upon certain critical information systems for the effective operation of our respective businesses. These information systems include data network and telecommunications, internet access and our websites, and various computer hardware equipment and software applications, including those that are critical to the safe operation of the Philadelphia refining complex and the North Yard terminal. These information systems are subject to damage or interruption from a number of potential sources including software viruses or other malware, cyber-attacks and other events. To the extent that these information systems are under our control, we have implemented measures such as virus protection software and emergency recovery processes to address the outlined risks. However, security measures for information systems cannot be guaranteed to be failsafe. Any compromise of our data security or our inability to use or access these information systems at critical points in time could unfavorably impact the timely and efficient operation of our business and subject us to additional costs and liabilities, which could negatively affect our financial condition, results of operations and cash flows.

Deteriorating business conditions in the United States and worldwide economies may materially adversely affect our financial condition, results of operations and cash flows.

              Our business and profitability are affected by the overall level of demand for our refined products, which in turn is affected by factors such as overall levels of economic activity and business and consumer confidence and spending. Downturns in the economy could impact the demand for refined fuels and, in turn, result in excess refining capacity. Refining margins are impacted by changes in domestic and global refining capacity, as increases in refining capacity can adversely impact refining margins, earnings and cash flows. Reduced demand for our refined products may have an adverse affect on our financial condition, results of operations and cash flows.

              Additionally, volatility and disruption in worldwide capital and credit markets and potential deteriorating economic conditions in the United States and globally could affect our revenues and earnings negatively and could have a material adverse effect on our financial condition, results of operations and cash flows. We are indirectly exposed to risks faced by our suppliers, customers and other business partners. The impact on these constituencies of the risks posed by economic turmoil have included, or can include, interruptions or delays in the performance by counterparties to our contracts, reductions and delays in customer purchases, delays in or the inability of customers to obtain financing to purchase our refined products and the inability of customers to pay for our products. All of these events may significantly adversely affect our financial condition, results of operations and cash flows.

Our operations could be disrupted if our information systems fail, causing increased expenses and loss of sales.

              Our business is highly dependent on financial, accounting, operational and other data processing systems and other communications and information systems, including our enterprise resource planning tools. We process a large number of transactions on a daily basis and rely upon the proper functioning of computer systems. If a key system were to fail or experience unscheduled downtime for any reason, even if only for a short period, our operations and financial results could be affected adversely. Our systems could also be damaged or interrupted by a security breach, fire, flood, power loss, telecommunications failure or similar event. Our formal disaster recovery plan may not prevent delays or other complications that could arise from an information systems failure. Further, our business interruption insurance may not compensate us adequately for losses that may occur.

Our finance and accounting information systems may fail to operate effectively or as intended, which could adversely affect the reliability of our financial statements.

              We may discover material shortcomings in our finance and accounting information systems and processes, including those that may represent material weaknesses or significant deficiencies in our internal control over financial reporting, that are not currently known to us. Any such defects could adversely affect the reliability of our financial statements.

Product liability claims and litigation could adversely affect our financial condition, results of operations and cash flows.

              Product liability is a significant commercial risk. Substantial damage awards have been made in certain jurisdictions against manufacturers and resellers based upon claims for injuries caused by the use of or exposure to various products. Failure of our products to meet required specifications could result in product liability claims from our shippers and customers arising from contaminated or off-specification product in commingled pipelines and storage tanks and/or defective quality fuels. There can be no assurance that product liability claims against us would not have a material adverse effect on our financial condition, results of operations and cash flows.

Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy could have a material adverse effect on our business, results of operations and financial condition.

              Any political instability, military strikes, sustained military campaigns, terrorist activity, or changes in foreign policy in areas or regions of the world where we acquire crude oil and other raw materials or sell our refined products may affect our business in unpredictable ways, including forcing us to increase security measures and causing disruptions of supplies and distribution markets. We may also be subject to U.S. trade and economic sanctions laws, which change frequently as a result of foreign policy developments, and which may necessitate changes to our crude oil acquisition activities. Further, like other industrial companies, our facilities may be the target of terrorist activities. Any act of war or terrorism that resulted in damage to any of our or third-party facilities upon which we are dependent for our business operations could have a material adverse effect on our financial condition, results of operations and cash flows.

Risks Related to This Offering and Ownership of Our Class A Common Stock

There is no existing market for our Class A common stock, and a trading market that will provide you with adequate liquidity may not develop. The price of our Class A common stock may fluctuate significantly, which could cause you to lose all or part of your investment.

              Prior to the offering, there has been no public market for our Class A common stock. Immediately after the closing of this offering, there will be only            publicly traded shares of our Class A common stock. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. You may not be able to resell your Class A common stock at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of our Class A common stock and limit the number of investors who are able to buy our Class A common stock.

              The initial public offering price for our Class A common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of our Class A common stock that will prevail in the trading market. The market price of our Class A common stock may decline below the initial public offering price. The market price of our Class A common stock may also be influenced by many factors, some of which are beyond our control, including:

  •
  our operating and financial performance;

  •
  quarterly variations in our financial indicators, such as gross refining margin, EBITDA, net earnings (loss) per share, net earnings (loss) and revenues;

  •
  the amount of any dividends we make and our earnings or those of other companies in our industry or other publicly traded corporations;

  •
  announcements by us or our competitors of significant contracts or acquisitions;

  •
  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

  •
  speculation in the press or investment community;

  •
  changes in accounting standards, policies, guidance, interpretations or principles;

  •
  additions or departures of key management personnel;

  •
  actions by our stockholders;

  •
  general market conditions, including fluctuations in commodity prices;

  •
  domestic and international economic, legal and regulatory factors related to our performance;

  •
  future sales of our Class A common stock by us or other stockholders or the perception that such sales may occur; and

  •
  other factors described in these "Risk Factors."

              As a result of these factors, investors in our Class A common stock may not be able to resell their shares at or above the initial public offering price. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies like us. These broad market and industry factors may materially reduce the market price of our Class A common stock, regardless of our operating performance.

              In the past, following periods of volatility in the market price of a company's securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources, which could significantly harm our profitability and reputation.

We cannot assure you that we will declare dividends or have the available cash to make dividend payments. We are a holding company that depends upon cash from our subsidiaries to pay dividends in the future.

              We currently intend to pay quarterly cash dividends in an amount equal to approximately $          per share of Class A common stock following this offering, commencing after the completion of the          quarter of 2015. The declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements or otherwise to declare or pay any dividends or other distributions. Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our and our subsidiaries' outstanding debt documents, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. As a result, if we do not declare dividends you may not receive any return on an investment in our Class A common stock unless you sell our Class A common stock for a price greater than that which you paid for it. Any dividends that we may declare and pay will not be cumulative.

              We are a holding company and all of our operations are conducted through our subsidiaries. We have no independent means of generating revenue and no material assets other than our ownership interest in PES LLC. See "Organizational Transactions." Therefore, we depend on the earnings and cash flow of PES LLC and our other subsidiaries to meet our obligations, including any indebtedness, tax liabilities and other obligations to make payments. If we do not receive cash distributions or other payments from our subsidiaries, we may be unable to meet our obligations and/or pay dividends.

              PES LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of PES LLC, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of PES LLC. Under the terms of the PES LLC Operating Agreement, PES LLC will be obligated to make tax distributions to its members, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments of any dividends and payments under the tax receivable agreement, which we expect could be significant, and any of our other obligations. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." We intend, as the sole managing member of PES LLC, to cause PES LLC to make cash distributions to its members in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments of any dividends and payments under the tax receivable agreement and any of our other obligations. To the extent we need funds and PES LLC or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of our financing or other contractual arrangements, or is otherwise unable to provide such funds, such restrictions could materially adversely affect our liquidity and financial condition. If we do not have sufficient funds to pay tax or other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the tax receivable agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the tax receivable agreement and therefore accelerate payments due under the tax receivable agreement. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement" and "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement—Distributions."

              The Refining term loan and the Refining revolving credit facility include a restricted payment covenant, which restricts the ability of Refining to make distributions to us, subject to certain exceptions. In addition, there may be restrictions on payments by our subsidiaries under applicable laws, including laws that require companies to maintain minimum amounts of capital and to make payments to equityholders only from profits. For example, our subsidiaries are generally prohibited under Delaware law from making a distribution to a member or a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of the subsidiary (with certain exceptions) exceed the fair value of its assets. As a result, we may be unable to obtain that cash to satisfy our obligations and make payments to our stockholders, if any.

The tax receivable agreement requires us to make cash payments to PES Company in respect of certain tax benefits to which we may become entitled, and we expect that the payments we will be required to make will be substantial.

              In connection with the consummation of this offering, we will enter into a tax receivable agreement with PES Company and PES LLC. Pursuant to the tax receivable agreement, we will be required to make cash payments to PES Company equal to 85% of the tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (i) increases in tax basis resulting from any redemptions of LLC Units as described under "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement—LLC Unit Redemption Right" and (ii) certain other tax benefits related to our entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement. The amount of the cash payments that we may be required to make under the tax receivable agreement could be significant. Payments under the tax receivable agreement will be based on the tax reporting positions that we determine, which tax reporting positions will be based on the advice of our tax advisors. Any payments made by us to PES Company under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the tax receivable agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. Furthermore, our future obligation to make payments under the tax receivable agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that may be deemed realized under the tax receivable agreement. The payments under the tax receivable agreement are also not conditioned upon PES Company's continued ownership of LLC Units or any class of our common stock after this offering. For more information, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

The amounts that we may be required to pay to PES Company under the tax receivable agreement may be accelerated in certain circumstances and may also significantly exceed the actual tax benefits that we ultimately realize.

              The tax receivable agreement provides that if certain mergers, asset sales, other forms of business combination or other changes of control were to occur, or that if, at any time, we elect an early termination of the tax receivable agreement, then the tax receivable agreement will terminate and our obligations, or our successor's obligations, to make payments under the tax receivable agreement would accelerate and become immediately due and payable. The amount due and payable in that circumstance is determined based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement.

              As a result of a change in control or our election to terminate the tax receivable agreement early, (i) we could be required to make cash payments to PES Company that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the tax receivable agreement and (ii) we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the tax receivable agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

We will not be reimbursed for any payments made to PES Company under the tax receivable agreement in the event that any tax benefits are disallowed.

              We will not be reimbursed for any cash payments previously made to PES Company pursuant to the tax receivable agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to an existing owner will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to our existing owners for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the tax receivable agreement that are substantially greater than our actual cash tax savings. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition, results of operations and cash flows.

              We are subject to income taxes in the United States, and our domestic tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

  •
  changes in the valuation of our deferred tax assets and liabilities;

  •
  expected timing and amount of the release of any tax valuation allowances;

  •
  expiration of, or detrimental changes in, research and development tax credit laws;

  •
  tax effects of stock-based compensation;

  •
  costs related to intercompany restructurings; or

  •
  changes in tax laws, regulations or interpretations thereof.

              In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal, state and local taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition, operating results and cash flows.

As a "controlled company" within the meaning of the NYSE rules, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

              Upon completion of this offering, PES Company will continue to control a majority of the voting power of our common stock. As a result, we will be a "controlled company" within the meaning of the NYSE corporate governance standards. Under the NYSE rules, a company of which more than 50% of the voting power is held by another company is a "controlled company" and may elect not to comply with certain NYSE corporate governance requirements, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a nominating and corporate governance committee, (iii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (iv) the requirement that there be an annual performance evaluation of the nominating and corporate governance and compensation committees. If available, we intend to utilize some or all of these exemptions. As a result, we will not be required to have a majority of independent directors or a nominating and corporate governance committee. We will rely on the phase-in rules of the SEC and NYSE with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter. Accordingly, you would not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the NYSE.

We are controlled by PES Company, whose interests may differ from those of our public stockholders.

              We are controlled, and after this offering will continue to be controlled, by PES Company. After the completion of this offering, PES Company will continue to beneficially own approximately        % of the voting power of our common stock (or        % if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us). As a result, although PES Company is entitled to act separately in its own interest with respect to its stock in us, PES Company will have the ability to elect all of our directors and thereby control our policies and operations, including the appointment of management, future issuances of our Class A common stock or other securities, the payment of dividends, if any, on our Class A common stock, the incurrence of debt by us, amendments to our certificate of incorporation and bylaws and the entering into of extraordinary transactions, and its interests may not in all cases be aligned with your interests.

              PES Company may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its equity investment, even though such transactions might involve risks to you. For example, PES Company could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. PES LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to the members of PES LLC, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of PES LLC. Under the terms of the PES LLC Operating Agreement, PES LLC will be obligated to make tax distributions to its members, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments of any dividends and payments under the tax receivable agreement, which we expect could be significant, and any of our other obligations. See "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." We intend, as the sole managing member of PES LLC, to cause PES LLC to make cash distributions to its members in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments of any dividends and payments under the tax receivable agreement and any of our other obligations, including any indebtedness and tax liabilities. See "Management," "Principal Stockholders" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement." The concentration of ownership by PES Company may have the effect of delaying, preventing or deterring a change of control of our company, could deprive stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of our company and might ultimately affect the market price of our Class A common stock. Lastly, Carlyle, which owns a majority interest in PES Company, is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. PES Company may also pursue acquisition opportunities that are complementary or competitive to our business and, as a result, those acquisition opportunities may not be available to us. See "—Risks Related to This Offering and Ownership of Our Class A Common Stock—The corporate opportunity provisions in our certificate of incorporation could enable PES Company to benefit from corporate opportunities that might otherwise be available to us."

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders' best interests.

              We have engaged in transactions and expect to continue to engage in transactions with affiliated companies, as described under the caption "Certain Relationships and Related Party Transactions." The resolution of any conflicts that may arise in connection with any related party transactions that we have entered into with PES Company, Carlyle and PES Equity or their respective affiliates, including pricing, duration or other terms of service, may not always be in our or our stockholders' best interests because PES Company, Carlyle and PES Equity may have the ability to influence the outcome of these conflicts. For a discussion of potential conflicts, please read "—Risks Related to This Offering and Ownership of Our Class A Common Stock—We are controlled by PES Company, whose interests may differ from those of our public stockholders."

If we were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of our ownership of PES LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

              Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an "investment company," as such term is defined in either of those sections of the 1940 Act. As the sole managing member of PES LLC, we will control and operate PES LLC. On that basis, we believe that our interest in PES LLC is not an "investment security" as that term is used in the 1940 Act. However, if we were to cease participation in the management of PES LLC, our interest in PES LLC could be deemed an "investment security" for purposes of the 1940 Act. We and PES LLC intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

Future sales of our shares could depress the market price of our Class A common stock.

              Sales of substantial amounts of our Class A common stock in the public market, or the perception that these sales may occur, could cause the market price of our Class A common stock to decline. This could also impair our ability to raise additional capital through the sale of our equity interests. Subject to certain limitations and exceptions, holders of LLC Units may redeem their LLC Units (and a corresponding number of shares of Class B common stock will be cancelled) for shares of Class A common stock (on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Following the completion of this offering, PES Company will hold          shares of our Class B common stock that can be redeemed in exchange for an equal number of shares of our Class A common stock. Additionally, we have agreed to provide certain registration rights for the sale of Class A common stock by PES Company in the future. The sale of these shares could have an adverse impact on the price of our Class A common stock or on any trading market that may develop. See "Shares Eligible for Future Sale."

              The shares of Class A common stock we are offering will be freely tradable without restriction in the United States, unless purchased by one of our affiliates. In connection with this offering, we, our executive officers and directors and PES Company have agreed with the underwriters not to sell, dispose of or hedge any shares of our Class A common stock or securities convertible into, exchangeable for, or repayable with Class A common stock, for 180 days after the date of this prospectus, subject to certain exceptions, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner and Smith Incorporated and Credit Suisse Securities (USA) LLC. See "Underwriting." After the expiration of the 180-day lock-up period, shares of our Class A common stock and Class B common stock owned by our affiliates may be sold under Rule 144 under the Securities Act depending on the holding period and subject to certain restrictions. As restrictions on resale end or if we register additional shares, the market price of our stock could decline if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

If securities or industry analysts do not publish research or reports about our business, or if they downgrade their recommendations regarding our Class A common stock, our stock price and trading volume could decline.

              The trading market for our Class A common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If any of the analysts who cover us downgrade our Class A common stock or publish inaccurate or unfavorable research about our business, our Class A common stock price would likely decline. If analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our Class A common stock price or trading volume to decline and our Class A common stock to be less liquid.

If we are unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or our internal control over financial reporting is not effective, the reliability of our financial statements may be questioned, and the price of our Class A common stock may decline.

              Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act") requires any company subject to the reporting requirements of the U.S. securities laws to perform a comprehensive evaluation of its and its subsidiaries' internal controls. To comply with these requirements, we will be required to document and test our internal control procedures, our management will be required to assess and issue a report concerning our internal control over financial reporting, and, under the Sarbanes-Oxley Act, our independent auditors will be required to issue an opinion on management's assessment and the effectiveness of our internal control over financial reporting. Our compliance with Section 404 of the Sarbanes-Oxley Act will first be reported on in connection with the filing of our second Annual Report on Form 10-K. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. During the course of its testing, our management may identify material weaknesses, which may not be remedied in time to meet the deadline imposed by the SEC rules implementing Section 404 of the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal control over financial reporting, or our auditors identify material weaknesses in our internal control, investor confidence in our financial results may weaken, and the price of our Class A common stock may decline.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

              Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

Anti-takeover and certain other provisions in our certificate of incorporation, bylaws and Delaware law may discourage or delay a change in control.

              Our certificate of incorporation and bylaws will contain provisions which could make it more difficult for stockholders to effect certain corporate actions. Among other things, these provisions will:

  •
  authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval;

  •
  provide that our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as possible;

  •
  prohibit stockholder action by written consent after the date on which PES Company ceases to beneficially own at least         % of all of the outstanding shares of our capital stock entitled to vote;

  •
  provide that special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer or the board of directors, or PES Company, for so long as PES Company continues to beneficially own at least        % of the total voting power of all the then outstanding shares of our capital stock, and establish advance notice procedures for the nomination of candidates for election as directors or for proposing matters that can be acted upon at stockholder meetings; and

  •
  provide that on and after the date PES Company collectively ceases to beneficially own        % of all of the outstanding shares of our capital stock entitled to vote, our stockholders may only amend our bylaws with the approval of        % or more of all of the outstanding shares of our capital stock entitled to vote.

              These anti-takeover provisions and other provisions of Delaware law may have the effect of delaying or deterring a change of control of our company. Certain provisions could also discourage proxy contests and make it more difficult for holders of our Class A common stock to elect directors of their choosing and to cause us to take other corporate actions you desire. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our Class A common stock. See "Description of Capital Stock."

The corporate opportunity provisions in our certificate of incorporation could enable PES Company to benefit from corporate opportunities that might otherwise be available to us.

              Subject to the limitations of applicable law, our certificate of incorporation will provide, among other things, that:

  •
  any of our directors or officers who is also an officer, director, employee, managing director or other affiliate of PES Company, Carlyle or PES Equity (each a "Covered Person") has the right to, and has no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers, vendors or lessors, or make investments in the kind of property in which we may make investments;

  •
  if a Covered Person or any of its officers, partners, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, he has no duty to offer such corporate opportunity to us;

  •
  we have renounced any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

  •
  in the event that any of our directors and officers who is also a Covered Person acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge was not acquired solely in such person's capacity as one of our directors or officers and such person acted in good faith, then such person will be deemed to have fully satisfied such person's fiduciary duty and will not be liable to us or our stockholders if any of the Covered Persons pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

              As a result, PES Company, Carlyle, PES Equity and their affiliates may become aware, from time to time, of certain business opportunities, such as acquisition opportunities, and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities. As a result, our renouncing our interest and expectancy in any business opportunity that may be presented to PES Company, Carlyle, PES Equity and their affiliates could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read "Description of Capital Stock—Corporate Opportunity."

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

              Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the General Corporation Law of the State of Delaware (the "DGCL") or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our Class A common stock will be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Immediately effective upon closing, you will experience substantial dilution of $          in net tangible book value per share of Class A common stock.

              The assumed initial public offering price of $            per share of Class A common stock exceeds our pro forma net tangible book value of $            per share (or $            per share if the underwriters exercise their option to purchase additional shares of Class A common stock in full). Based on the assumed initial public offering price of $            per share, you will incur immediate and substantial dilution of $            per share (or $            per share if the underwriters exercise their option to purchase additional shares of Class A common stock in full) after giving effect to our organizational transactions and this offering and the application of the net proceeds therefrom. If we grant equity awards in the future to our directors and employees there will be further dilution. See "Dilution."

We will incur increased costs as a result of being a publicly traded company.

              We have no history operating as a publicly traded company. As a publicly traded company, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act, as well as rules implemented by the SEC and the NYSE, require publicly traded entities to adopt various corporate governance practices that will further increase our costs.

              Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly traded company, we are required to adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

              We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

              We estimate that we will incur $           million of incremental costs per year associated with being a publicly traded company; however, it is possible that our actual incremental costs of being a publicly traded company will be higher than we currently estimate.

FORWARD-LOOKING STATEMENTS

              Some of the information in this prospectus may contain forward-looking statements. These statements can be identified by the use of forward-looking terminology including "may," "believe," "will," "expect," "anticipate," "estimate," "continue," or other similar words. These statements discuss future expectations, contain projections of results of operations or of financial condition, or state other "forward-looking" information. These forward-looking statements involve risks and uncertainties. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. All forward-looking information in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. The risk factors and other factors noted throughout this prospectus could cause our actual results to differ materially from those contained in any forward-looking statement. Our forward-looking statements speak only as of the date of this prospectus or as of the date as of which they are made. Except as required by applicable law, including federal securities laws, we do not intend to update or revise any forward-looking statements.

 ORGANIZATIONAL TRANSACTIONS

              We were formed as a Delaware corporation in February 2015 to serve as the issuer of the Class A common stock offered hereby. On or prior to the closing of this offering, we will consummate the organizational transactions.

Our Incorporation

              We have not engaged in any material business or other activities except in connection with our formation. Following this offering and the organizational transactions, we will be a holding company whose sole material asset will consist of                 LLC Units (or                 LLC Units if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us). As the sole managing member of PES LLC, we will be responsible for all operational, management and administrative decisions relating to PES LLC's business and will consolidate the financial results of PES LLC and its subsidiaries.

              Our certificate of incorporation will authorize two classes of common stock, Class A common stock and Class B common stock. See "Description of Capital Stock." Only Class A common stock will be sold pursuant to this offering. In a transaction separate from this offering, we will convert PES Company's existing equity interest in us into shares of Class B common stock on a                    -to-one basis, which is equal to the number of LLC Units that PES Company receives pursuant to the recapitalization described below under "—Recapitalization of PES LLC." Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our certificate of incorporation and bylaws.

              We do not intend to list Class B common stock on any stock exchange.

Recapitalization of PES LLC

              PES LLC acts as a holding company of operating subsidiaries that own and operate our refining and logistics business segments. Prior to or substantially concurrently with the completion of this offering, we will amend the PES LLC Operating Agreement to, among other things, (i) provide for a single class of LLC Units, (ii) convert PES Company's existing membership interest in PES LLC into LLC Units and (iii) appoint us as the sole managing member of PES LLC. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement."

Offering Transactions

  •
  we will issue            shares of our Class A common stock (or            shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us) in exchange for net proceeds of approximately $             million based on an assumed initial public offering price of $            per share, after deducting the underwriting discount and estimated offering expenses (or approximately $             million if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us);

  •
  we will use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock from us) to purchase                 LLC Units directly from PES LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount;

  •
  PES LLC will use the proceeds from the sale of LLC Units to us (i) to repay $                     million of existing liabilities; (ii) to distribute to PES Company $                     million, all of which will be to reimburse PES Company for certain capital expenditures made with respect to certain assets owned by PES Company; and (iii) for general limited liability company purposes;

  •
  we will adopt the Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan providing for certain equity awards to our directors and employees as described under "Compensation Discussion and Analysis—2015 Incentive Award Plan"; and

  •
  we will enter into the tax receivable agreement and the registration rights agreement.

Organizational Structure Following this Offering

              Immediately following the completion of this offering and the organizational transactions:

  •
  our sole asset will be our                 LLC Units, which will represent a        % interest in PES LLC, and as the sole managing member of PES LLC, we will operate and control the business and affairs of Refining and Logistics;

  •
  the investors in this offering will own            shares of our Class A common stock, representing approximately         % of the voting power of our common stock (or approximately        % of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us);

  •
  PES Company will own all our outstanding Class B common stock, representing approximately        % of the voting power of our common stock (or        % of the voting power if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us). The Class B common stock will not have any economic interest in us, which means that PES Company will not have the right to receive any distributions or dividends, whether cash or stock, paid by us to our common stockholders; and

  •
  PES Company will own                 LLC Units, which will represent the remaining        % interest in PES LLC. At the election of PES Company, the LLC Units owned by PES Company are redeemable in exchange for newly issued shares of our Class A common stock on a one-for-one basis (and PES Company's shares of Class B common stock will be cancelled on a one-for-one basis upon any such redemption). In lieu of issuing shares of our Class A common stock to PES Company, subject to the approval of our board of directors, which will include directors who are affiliated with PES Company and may include directors who own LLC Units in the future, we may, at our option, make a cash payment to PES Company equal to a volume-weighted average market price of one share of Class A common stock for each LLC Unit redeemed (subject to customary adjustments, including for stock splits, stock dividends and reclassifications) in accordance with the terms of the PES LLC Operating Agreement; provided that, at our option, we may effect a direct exchange of such Class A common stock or such cash for such LLC Units. See "Certain Relationships and Related Party Transactions—PES LLC Operating Agreement."

              The following simplified diagram sets forth our ownership structure after giving effect to the organizational transactions and this offering:

(1)
The public and PES Company will own        % and        % of our voting interests, respectively, if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us.

(2)
Borrower under the Refining term loan and Refining revolving credit facility.

 USE OF PROCEEDS

              We expect to receive net proceeds of approximately $             million from the sale of            shares of Class A common stock offered by this prospectus, based on an assumed initial public offering price of $            per share, after deducting the underwriting discount and estimated offering expenses.

              We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock from us) to purchase                 LLC Units directly from PES LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount. PES LLC will use the proceeds from the sale of LLC Units to us (i) to repay $                     million of existing liabilities; (ii) to distribute to PES Company $                     million, all of which will be to reimburse PES Company for certain capital expenditures made with respect to certain assets owned by PES Company; and (iii) for general limited liability company purposes.

              An increase or decrease in the initial public offering price of $1.00 per share would cause the net proceeds from the offering, after deducting the underwriting discount and estimated offering expenses, to increase or decrease by $             million, based on an assumed initial public offering price of $            per share.

 DIVIDEND POLICY

              Following the completion of this offering, we intend to pay a regular quarterly dividend on our Class A common stock of $            per share, or an aggregate of approximately $             million on an annual basis. However, our future dividend policy is within the discretion of our board of directors and will depend upon various factors, including our financial condition, results of operations, capital requirements and investment opportunities.

              The declaration, amount and payment of this and any other future dividends on shares of Class A common stock will be at the sole discretion of our board of directors, and we are not obligated under any applicable laws, our governing documents or any contractual agreements or otherwise to declare or pay any dividends or other distributions. Our board of directors may take into account, among other things, general economic conditions, our financial condition and operating results, our available cash and current and anticipated cash needs, capital requirements, plans for expansion, tax, legal, regulatory and contractual restrictions and implications, including under our and our subsidiaries' outstanding debt agreements, and such other factors as our board of directors may deem relevant in determining whether to declare or pay any dividend. In addition, we expect that to the extent we declare a dividend for a particular quarter, our cash flow from operations for that quarter will substantially exceed any dividend payment for such period. Because any future declaration or payment of dividends will be at the sole discretion of our board of directors, we do not expect that any such dividend payments will have a material adverse impact on our liquidity or otherwise limit our ability to fund capital expenditures or otherwise pursue our business strategy over the long-term. Although we have the ability to borrow funds and sell assets to pay future dividends (subject to certain limitations in our subsidiaries' debt documents), we intend to fund any future dividends out of our cash flow from operations and, as a result, we do not expect to incur any indebtedness or to use the proceeds from this or other offerings to fund such payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

CAPITALIZATION

              The following table shows our cash and cash equivalents and total capitalization as of September 30, 2014:

  •
  on a historical basis of PES LLC; and

  •
  on an as adjusted basis after giving effect to our organizational transactions as described under "Organizational Transactions" and this offering and the application of the net proceeds therefrom as described under "Use of Proceeds."

              This table is derived from, should be read together with and is qualified in its entirety by reference to our historical combined financial statements and the accompanying notes and our unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

	September 30, 2014
(in thousands)	Actual	As Adjusted
Cash and cash equivalents	$205,310	$

Long-term debt:
Capital lease obligations	2,088
Intallment loan	16,200
Refining term loan	535,975
Refining revolving credit facility	—		—

Total long-term debt (including current maturities)	$554,263	$
Member's equity/Stockholders' equity(1):
Common units	$235,796
Advances to members	(75,900)
Officer loans to purchase common units	(853)
Class A common stock, $0.001 per share; shares authorized, shares issued and outstanding (as adjusted)	—
Class B common stock, $0.001 per share; shares authorized, shares issued and outstanding (as adjusted)	—
Additional paid-in-capital	—
Retained earnings	64,228
Accumulated other comprehensive loss	(391)

Total member's equity/stockholders' equity	$222,880	$
Non-controlling interest(2)	—

Total capitalization	$777,143	$

(1)
Assumes the underwriters' option to purchase additional shares of Class A common stock from us is not exercised.

(2)
Reflects the portion of PES LLC that will be owned by PES Company upon completion of this offering. See "Organizational Transactions."

 DILUTION

              Dilution is the amount by which the offering price paid by purchasers of shares of Class A common stock in this offering will exceed the net tangible book value per share of Class A common stock immediately after the completion of this offering. Net tangible book value per share as of a particular date represents the amount of our total tangible assets less our total liabilities divided by the number of shares of Class A common stock outstanding as of such date. The net tangible book value of our Class A common stock as of September 30, 2014 was $            , or approximately $            per share. The net tangible book value of our Class A common stock as of September 30, 2014 on a pro forma basis, after giving effect to the transactions described under "Organizational Transactions" and the sale of shares of Class A common stock in this offering at an assumed initial public offering price of $            , and after deducting the underwriting discount and estimated offering expenses, would have been $            , or approximately $            per share. This represents an immediate increase in pro forma net tangible book value of $            per share to existing stockholders and an immediate dilution of $            per share to new investors.

              The following table illustrates this dilution on a per share of Class A common stock basis:

Assumed initial public offering price per share		$
Net tangible book value per share	$
Increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

              If the underwriters exercise their option to purchase additional shares of Class A common stock in full, the net tangible of our Class A common stock as of September 30, 2014 on a pro forma basis would have been $            per share. This represents an increase in pro forma net tangible book value of $            per share to existing stockholders and dilution in pro forma net tangible book value of $            per share to new investors.

              A $1.00 increase in the assumed initial public offering price of $            per share would increase our pro forma net tangible book value per share by $            and the dilution to new investors by $            , assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discount and estimated offering expenses payable by us.

              A $1.00 decrease in the assumed initial public offering price of $            per share would not change our pro forma net tangible book value per share and would decrease the dilution to new investors by $1.00, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and estimated offering expenses payable by us.

              The following table summarizes on a pro forma basis as of September 30, 2014 the total number of shares of Class A common stock purchased from us; the total consideration paid to us, assuming an initial public offering price of $            per share and before deducting the underwriting discount and estimated offering expenses payable by us; and the average price per share paid by our existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased			Total Consideration
Average Price per Share
	Number	Percent		Amount	Percent
(in millions)
Existing stockholders			%	$		%
Investors in this offering			%			%

Total		100.0%		$	100.0%

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following table presents the selected historical consolidated financial data of PES LLC and our Predecessor. The selected historical consolidated financial data as of December 31, 2013, 2012 and September 7, 2012, for the years ended December 31, 2013 and 2011 and for the periods from September 8 to December 31, 2012 and January 1 to September 7, 2012, have been derived from audited financial statements of PES LLC and our Predecessor, included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2011 have been derived from the audited financial statements of our Predecessor not included in this prospectus. The selected historical financial data as of December 31, 2009 and 2010 and for the years ended December 31, 2009 and 2010 have been derived from unaudited financial statements of our Predecessor not included in this prospectus. The information as of September 30, 2014 and 2013 and for the nine months ended September 30, 2014 and 2013 was derived from the unaudited consolidated financial statements of PES LLC included elsewhere in this prospectus and include all adjustments, consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the financial position and the results of operations for such periods. Results for the interim periods are not necessarily indicative of the results for the full year.

              Upon the closing of this offering, the historical consolidated financial statements of PES LLC will become the historical consolidated financial statements of Philadelphia Energy Solutions Inc.

              The historical consolidated financial data and other statistical data presented below should be read in conjunction with the consolidated financial statements of PES LLC and our Predecessor and the related notes thereto, included elsewhere in this prospectus, and the sections entitled "Unaudited Pro Forma Consolidated Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The consolidated financial information may not be indicative of our future performance.

	Successor				Predecessor
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(in thousands)				(in thousands)
Consolidated statements of operations data:
Net sales	$10,254,992	$10,066,870	$13,627,620	$4,552,022	$9,961,884	$13,945,883	$10,482,776	$6,014,528
Operating costs and expenses
Cost of sales, excluding depreciation	9,596,402	9,715,348	13,185,363	4,238,775	9,436,608	13,487,628	9,829,440	5,753,517
Operating expenses, excluding depreciation	358,277	316,507	422,506	119,637	273,066	429,513	523,347	501,722
Impairment of inventory	18,598	—	—	11,533	—	—	—	—
General and administrative expenses	66,097	56,243	72,245	24,722	44,913	39,093	50,742	47,262
Depreciation and amortization expense	26,693	16,011	23,201	2,171	12,597	99,443	32,485	37,522
Provision for asset write-downs	—	—	—	—	—	1,464,357	—	—

Total operating costs and expenses	10,066,067	10,104,109	13,703,315	4,396,838	9,767,184	15,520,034	10,436,014	6,340,023

Operating income (loss)	188,925	(37,239)	(75,695)	155,184	194,700	(1,574,151)	46,762	(325,495)
Other (expense) income
Interest expense, net	(35,075)	(20,418)	(30,975)	(571)	—	—	—	—
Other income (expense)	623	3,272	3,631	(14,815)	—	—	—	—

Income (loss) before income tax expense	154,473	(54,385)	(103,039)	139,798	194,700	(1,574,151)	46,762	(325,495)
Income tax benefit (expense)	1,684	—	100	(3,788)	(13,506)	498,358	(19,406)	135,081

Net income (loss)	$156,157	$(54,385)	$(102,939)	$136,010	$181,194	$(1,075,793)	$27,356	$(190,414)

Consolidated balance sheet data:
Cash and cash equivalents	$205,310	$189,924	$127,380	$232,931	$—	$—	$—	$—
Property, plant and equipment, net	387,135	274,666	298,656	98,782	295,463	283,878	1,788,315	1,805,344
Total assets	1,167,043	1,089,906	1,003,165	773,456	548,584	376,471	1,889,155	1,913,536
Note payable to affiliate	—	—	—	$28,179	—	—	—	—
Current portion of long-term debt and capital lease obligation	10,960	5,750	6,460	—	—	—	—	—
Long-term debt and capital lease obligation	543,303	536,469	535,236	—	—	—	—	—
Members' equity/parent company net investment	222,880	114,216	66,642	390,541	422,325	269,606	1,236,596	1,291,336
Other financial data:
Capital expenditures	$90,872	$210,815	$267,871	$14,060	$25,994	$63,236	$100,932	$178,853
Gross margin	255,022	19,004	(3,450)	179,906	239,613	(70,701)	97,504	(278,233)
Gross refining margin(1)	658,590	351,522	442,257	313,247	525,276	458,255	653,336	261,011
EBITDA(2)	216,241	(17,956)	(48,863)	142,540	207,297	(1,474,708)	79,247	(287,973)

(1)
Gross refining margin is a non-GAAP measure defined as gross margin excluding direct operating expenses, depreciation and amortization expense and impairment of inventory related to the Philadelphia refining complex. We believe gross refining margin is an important measure of operating performance and provides useful information to investors because it more closely reflects the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for operating expenses and depreciation expense. In order to assess our operating performance, we compare our gross refining margin to industry refining margin benchmarks and crude oil prices.

Gross refining margin should not be considered as an alternative to gross margin, operating income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin presented by other companies may not be comparable to our presentation, since each company may define this term differently. The following table presents a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, for each of the periods indicated:

	Successor				Predecessor
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(in thousands)				(in thousands)
Reconciliation of gross margin to gross refining margin:
Gross margin	$255,022	$19,004	$(3,450)	$179,906	239,613	$(70,701)	$97,504	$(278,233)
Add:
Refinery operating expenses	358,277	316,507	422,506	119,637	273,066	429,513	523,347	501,722
Refinery depreciation expense	26,693	16,011	23,201	2,171	12,597	99,443	32,485	37,522
Impairment of inventory	18,598	—	—	11,533	—	—	—	—

Gross refining margin	$658,590	$351,522	$442,257	$313,247	$525,276	$458,255	$653,336	$261,011

(2)
EBITDA is a non-GAAP measure defined as net income (loss) excluding interest expense, income tax benefit (expense) and depreciation and amortization expense. We believe EBITDA is an important supplemental measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and eliminates items that have less bearing on our operating performance. EBITDA has its limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. Some of the limitations of EBITDA are:

•
EBITDA does not reflect depreciation and amortization, but the assets being depreciated and amortized will often have to be replaced in the future;

•
EBITDA does not reflect the significant interest expense, or the cash requirements necessary to make payments of interest or principal on our indebtedness; and

•
EBITDA does not reflect our tax expense.

EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA presented by other companies may not be comparable to our presentation since each company may define this term differently. The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, net income (loss), for each of the periods indicated:

	Successor				Predecessor
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(in thousands)				(in thousands)
Reconciliation of net income (loss) to EBITDA:
Net income (loss)	$156,157	$(54,385)	$(102,939)	$136,010	$181,194	$(1,075,793)	$27,356	$(190,414)
Add:
Income tax (benefit) expense	(1,684)	—	(100)	3,788	13,506	(498,358)	19,406	(135,081)
Interest expense, net	35,075	20,418	30,975	571	—	—	—	—
Depreciation and amortization	26,693	16,011	23,201	2,171	12,597	99,443	32,485	37,522

EBITDA	$216,241	$(17,956)	$(48,863)	$142,540	$207,297	$(1,474,708)	$79,247	$(287,973)

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

              Our unaudited pro forma consolidated financial statements are presented to show how we might have looked if the organizational transactions described under "Organizational Transactions," and the use of the estimated net proceeds from this offering as described under "Use of Proceeds" had occurred on the dates and for the periods indicated below. We derived the following unaudited pro forma consolidated financial statements by applying pro forma adjustments to the historical consolidated financial statements of PES LLC and our Predecessor included elsewhere in this prospectus.

              The unaudited pro forma consolidated balance sheet as of September 30, 2014 has been derived from the PES LLC unaudited balance sheet and gives effect to the organizational transactions and the use of the estimated net proceeds from this offering as if such transactions had occurred on September 30, 2014. The unaudited pro forma condensed consolidated statement of operations and comprehensive income (loss) for the nine months ended September 30, 2014 have been derived from PES LLC's unaudited statement of operations and comprehensive income (loss) for such period and gives effect to the organizational transactions and the use of the estimated net proceeds from this offering as if such transactions had occurred on January 1, 2013. The unaudited pro forma consolidated statement of operations and comprehensive income (loss) for the year ended December 31, 2013 has been derived from PES LLC's audited statement of operations and comprehensive income (loss) for such period and gives effect to the organizational transactions and the use of the estimated net proceeds from this offering as if such transactions had occurred on January 1, 2013.

              We have also provided a supplemental unaudited pro forma consolidated balance sheet as of September 30, 2014 and supplemental unaudited pro forma consolidated statements of operations for the year ended December 31, 2013 and for the nine months ended September 30, 2014. In addition to the pro forma adjustments outlined above, such supplemental unaudited pro forma information is provided to give effect to the assumed redemption of all of the LLC Units held by PES Company in exchange for shares of our Class A common stock (and cancellation of a corresponding number of shares of our Class B common stock) concurrent with the offering. The supplemental unaudited pro forma financial information is presented for illustrative purposes only, as future redemptions of LLC Units in exchange for shares of our Class A common stock are dependent on numerous factors outside of our control and such future redemptions are not directly attributable to the organizational transactions.

              The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information is presented for informational purposes only. The unaudited pro forma consolidated financial information and supplemental unaudited pro forma consolidated financial information does not purport to represent what our results of operations or financial condition would have been had the transactions to which the pro forma adjustments relate actually occurred on the dates indicated, and they do not purport to project our results of operations or financial condition for any future period or as of any future date.

              The pro forma adjustments as of and for the nine months ended September 30, 2014 and for the year ended December 31, 2013 principally give effect to:

  •
  the consummation of the organizational transactions described in "Organizational Transactions" and the related effects of the tax receivable agreement as further described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement"; and

  •
  a provision for corporate income taxes on our income at an effective rate of 41.5%, which includes a provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state, local and/or foreign jurisdiction.

              The unaudited pro forma consolidated balance sheet and statements of operations and supplemental unaudited consolidated balance sheet and statements of operations should be read in conjunction with the sections entitled "Organizational Transactions," "Use of Proceeds," "Capitalization," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our and our Predecessor's historical consolidated financial statements and related notes thereto, included elsewhere in this prospectus.

 Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2014
(in thousands)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$205,310	$	(a)
Accounts receivable, net	317,365
Accounts receivable from affiliate	905
Inventories	185,384
Prepaid expenses and other current assets	34,802

Total Current Assets	743,766
Property, plant and equipment, net	387,135
Deferred tax asset	—		(b)
Environmental indemnification receivable	18,935
Other long-term assets	17,207

Total Assets	$1,167,043	$		$

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$201,293	$		$
Accounts payable to affiliates	25,717
Accrued liabilities	104,956
Current portion of long-term debt and capital lease obligation	10,960
Non-income taxes payable	13,254

Total Current Liabilities	356,180
Long-term debt and capital lease obligation	543,303
Environmental liabilities	18,935
Payable to related parties pursuant to tax receivable agreement	—		(b)
Deferred tax liabilities	—		(b)
Other long-term liabilities	25,745

Total Liabilities	944,163
Commitments and Contingencies
Members'/Stockholders' Equity
Common units	235,796		(c)
Advances to members	(75,900)		(c)
Officer loans to purchase common units	(853)		(c)
Class A common stock	—		(c)
Class B common stock	—		(c)
Additional paid-in capital	—		(c)
Retained earnings	64,228		(c)
Accumulated other comprehensive loss	(391)		(c)

Members' equity/stockholders' equity	222,880
Noncontrolling interest	—		(d)

Total Liabilities and Equity	$1,167,043	$		$

 Supplemental Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2014
(in thousands)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments		Philadelphia Energy Solutions Inc. Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$205,310	$	(a)
Accounts receivable, net	317,365
Accounts receivable from affiliate	905
Inventories	185,384
Prepaid expenses and other current assets	34,802

Total Current Assets	743,766
Property, plant and equipment, net	387,135
Deferred tax asset	—		(e)
Environmental indemnification receivable	18,935
Other long-term assets	17,207

Total Assets	$1,167,043	$		$

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$201,293	$		$
Accounts payable to affiliates	25,717
Accrued liabilities	104,956
Current portion of long-term debt and capital lease obligation	10,960
Non-income taxes payable	13,254

Total Current Liabilities	356,180
Long-term debt and capital lease obligation	543,303
Environmental liabilities	18,935
Payable to related parties pursuant to tax receivable agreement	—		(e)
Deferred tax liabilities	—		(e)
Other long-term liabilities	25,745

Total Liabilities	944,163
Commitments and Contingencies
Members'/Stockholders' Equity
Common units	235,796		(f)
Advances to members	(75,900)		(f)
Officer loans to purchase common units	(853)		(f)
Class A common stock	—		(f)
Class B common stock	—		(f)
Additional paid-in capital	—		(f)
Retained earnings	64,228		(f)
Accumulated other comprehensive loss	(391)		(f)

Members' equity/stockholders' equity	222,880

Total Liabilities and Equity	$1,167,043	$		$

 NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AND SUPPLEMENTAL UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

(a)
Reflects the net effect on cash and cash equivalents of the receipt of offering proceeds and the use thereof as described in "Use of Proceeds" of $             million.

(b)
Reflects adjustments to give effect to the tax receivable agreement (as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") based on the following assumptions:

•
we will record an increase of $             million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 41.5% (which includes a provision for U.S. federal, state and local income taxes);

•
we will record $             million, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

•
we will record an increase of $             million in deferred tax liabilities reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The deferred tax liabilities arise from taxable temporary differences primarily related to depreciation on property, plant and equipment;

•
we will record a decrease of $             million to additional paid-in-capital, which is an amount equal to the difference between (i) the increase in deferred tax assets and (ii) the increase in deferred tax liabilities and the liability due to existing owners under the tax receivable agreement; and

•
there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(c)
Represents adjustments to stockholders' equity reflecting (i) par value for our Class A common stock and Class B common stock outstanding following this offering, (ii) an increase of $             million of additional paid-in capital as a result of the offering proceeds from this offering and the use thereof, (iii) a decrease of $             million of additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in footnote (b) above, (iv) an increase of $             million of additional paid-in-capital to allocate our share of PES LLC's equity, and (v) the elimination of LLC Units, advances to members and officer loans to purchase common units upon consolidation with a corresponding increase in additional paid-in-capital.

(d)
As described in "Organizational Transactions," we will become the sole managing member of PES LLC. We will initially own less than 100% of the economic interest in PES LLC, but will have 100% of the voting power and control the management of PES LLC. As a result, we will consolidate the financial results of PES LLC and will record a noncontrolling interest. Immediately following this offering, the noncontrolling interest, based on the assumptions to the pro forma information, will be        %. Pro forma noncontrolling interest represents        % of the pro forma equity of PES LLC of $             million.

(e)
Future redemptions of our Class A common stock in exchange for LLC Units by PES Company, or purchases of LLC Units by us, could result in changes to our deferred tax asset, deferred tax liabilities and amounts owed under our tax receivable agreement. These adjustments give effect to the tax receivable agreement (as described in "Certain Relationships and Related Party Transactions—Tax Receivable Agreement") assuming all of the remaining LLC Units are sold to us or redeemed in exchange for our Class A common stock concurrent with the offering. These adjustments do not reflect the organizational transactions and are provided for illustrative purposes only. These adjustments are based on the following assumptions:

  •
  we will record an increase of $             million in deferred tax assets for estimated income tax effects of the increase in the tax basis of the purchased interests, based on an effective income tax rate of 41.5% (which includes a provision for U.S. federal, state, and local income taxes);

  •
  we will record $             million, representing 85% of the estimated realizable tax benefit resulting from (i) the increase in the tax basis of the purchased interests as noted above and (ii) certain other tax benefits related to entering into the tax receivable agreement, including tax benefits attributable to payments under the tax receivable agreement as an increase to the liability under the tax receivable agreement;

  •
  we will record an increase of $             million in deferred tax liabilities reflecting the expected future tax consequences of the differences between the carrying amounts of existing assets and liabilities and their respective tax bases. The deferred liabilities arise from taxable temporary differences primarily related to depreciation on property, plant and equipment;

  •
  we will record a decrease of $             million to additional paid-in-capital, which is an amount equal to the difference between (i) the increase in deferred tax assets and (ii) the increase in deferred tax liabilities and the liability due to existing owners under the tax receivable agreement; and

  •
  there are no material changes in the relevant tax law and that we earn sufficient taxable income in each year to realize the full tax benefit of the amortization of our assets.

(f)
Represents adjustments to stockholders' equity assuming all of the LLC Units are sold to us or redeemed in exchange for our Class A common stock concurrent with the offering. The adjustments do not reflect the organizational transactions and are provided for illustrative purposes only. The adjustments to stockholders' equity reflect (i) par value for our Class A common stock and Class B common stock outstanding following this offering, (ii) an increase of $             million of additional paid-in capital as a result of the offering proceeds from this offering and the use thereof, (iii) a decrease of $             million in additional paid-in-capital due to the deferred tax asset, tax receivable agreement and deferred tax liabilities as described in footnote (e) above, and (iv) the elimination of LLC Units, advances to members and officer loans to purchase common units upon consolidation with a corresponding increase in additional paid-in-capital.

Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended September 30, 2014
(in thousands, except share and per share data)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments(g)		Philadelphia Energy Solutions Inc. Pro Forma
Net sales	$10,254,992	$		$
Operating costs and expenses
Cost of sales, excluding depreciation	9,596,402
Operating expenses, excluding depreciation	358,277
Impairment of inventory	18,598
General and administrative expenses	66,097		(h)
Depreciation and amortization expense	26,693

Total operating costs and expenses	10,066,067

Operating income	188,925
Interest expense, net	(35,075)
Other income	623

Income before income tax expense	154,473
Income tax benefit (expense)	1,684		(i)

Net income	$156,157	$

Less—net income attributable to noncontrolling interest			(j)

Net income attributable to PES Inc.				$

Weighted Average Shares of Class A common stock outstanding(j)
Basic
Diluted
Net income available to Class A common stock per share(j)
Basic
Diluted

 Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2013
(in thousands, except share and per share data)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments(g)		Philadelphia Energy Solutions Inc. Pro Forma
Net sales	$13,627,620	$		$
Operating costs and expenses
Cost of sales, excluding depreciation	13,185,363
Operating expenses, excluding depreciation	422,506
Impairment of inventory	—
General and administrative expenses	72,245
Depreciation and amortization expense	23,201

Total operating costs and expenses	13,703,315

Operating loss	(75,695)
Interest expense, net	(30,975)
Other income	3,631

Loss before income tax benefit	(103,039)
Income tax benefit	100		(i)

Net income	$(102,939)	$

Less—net income attributable to noncontrolling interest			(j)

Net income attributable to PES Inc.				$

Weighted Average Shares of Class A common stock outstanding(j)
Basic
Diluted
Net income available to Class A common stock per share(j)
Basic				$
Diluted				$

 Supplemental Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Nine Months Ended September 30, 2014
(in thousands, except share and per share data)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments(g)		Philadelphia Energy Solutions Inc. Pro Forma
Net sales	$10,254,992	$		$
Operating costs and expenses
Cost of sales, excluding depreciation	9,596,402
Operating expenses, excluding depreciation	358,277
Impairment of inventory	18,598
General and administrative expenses	66,097		(h)
Depreciation and amortization expense	26,693

Total operating costs and expenses	10,066,067

Operating income	188,925
Interest expense, net	(35,075)
Other income	623

Income before income tax expense	154,473
Income tax benefit (expense)	1,684		(i)

Net income	$156,157	$		$

Weighted Average Shares of Class A common stock outstanding(j)
Basic
Diluted
Net income available to Class A common stock per share(j)
Basic
Diluted

 Supplemental Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2013
(Dollars in thousands)

	Philadelphia Energy Solutions LLC Actual	Pro Forma Adjustments(g)		Philadelphia Energy Solutions Inc. Pro Forma
Net sales	$13,627,620	$		$
Operating costs and expenses
Cost of sales, excluding depreciation	13,185,363
Operating expenses, excluding depreciation	422,506
Impairment of inventory	—
General and administrative expenses	72,245
Depreciation and amortization expense	23,201

Total operating costs and expenses	13,703,315

Operating loss	(75,695)
Interest expense, net	(30,975)
Other income	3,631

Loss before income tax benefit	(103,039)
Income tax benefit	100		(i)

Net income	$(102,939)	$		$

Weighted Average Shares of Class A common stock outstanding(j)
Basic
Diluted
Net income available to Class A common stock per share(j)
Basic
Diluted

 NOTES TO THE UNAUDITED PRO FORMA
CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL UNAUDITED PRO FORMA
CONSOLIDATED STATEMENTS OF OPERATIONS

(g)
These pro forma adjustments give effect to the organizational transactions.

(h)
This pro forma adjustment eliminates the fees incurred by PES LLC under an advisory services agreement with Carlyle and Sunoco which PES LLC has assigned its rights and obligations under the advisory services agreement to PES Company and, thus, the fees will not be expenses of PES LLC or us following this offering. There were no advisory fees for the year ended December 31, 2013.

(i)
Following the organizational transactions, we will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to our allocable share of any taxable income of PES LLC. As a result, the pro forma consolidated statement of operations reflects an adjustment to our provision for corporate income taxes to reflect an effective rate of 41.5%, which includes provision for U.S. federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdictions.

(j)
As described in "Organizational Transactions," we will become the sole managing member of PES LLC. We will initially own less than 100% of the economic interest in PES LLC, but will have 100% of the voting power and control the management of PES LLC. Immediately following this offering, the noncontrolling interest will be         %. Net income attributable to the noncontrolling interest represents        %, or $            of income before income taxes of $            for the nine months ended September 30, 2014, and        %, or $            of income before income taxes of $            for the year ended December 31, 2013.

(k)
The shares of our Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share.

(l)
These pro forma adjustments give effect to the organizational transactions and also assume the redemption of all the remaining LLC Units held by PES Company in exchange for shares of our Class A common stock concurrent with the offering. The supplemental pro forma adjustments are presented for illustrative purposes only as such future redemptions are not directly attributable to the organizational transactions and do not necessarily reflect the actual number of LLC Units that will be redeemed for shares of our Class A common stock subsequent to this offering.

(m)
The shares of our Class B common stock do not share in our earnings and are therefore not included in the weighted average shares outstanding or net income available per share. The pro forma weighted average shares outstanding and net income available per share give effect to the assumed redemption of all the remaining LLC Units held by PES Company in exchange for shares of our Class A common stock concurrent with the offering. The supplemental pro forma adjustments are presented for illustrative purposes only as such future redemptions are not directly attributable to the organizational transactions and do not necessarily reflect the actual number of LLC Units that will be redeemed for shares of our Class A common stock subsequent to this offering.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              You should read the following discussion and analysis together with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and related notes included elsewhere in this prospectus. Among other things, those historical financial statements include more detailed information regarding the basis of presentation for the financial data included in the following discussion. This discussion contains forward-looking statements about our business, operations and industry that involve risks and uncertainties, such as statements regarding our plans, objectives, expectations and intentions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus particularly in the sections entitled "Risk Factors" and "Forward-Looking Statements."

Executive Summary and Overview

              Carlyle, Sunoco (which is now a subsidiary of ETP) and certain members of our executive management formed our company as a joint venture to pursue the acquisition and development of crude oil refineries and downstream energy assets. On September 8, 2012 (the "Acquisition Date"), we completed the acquisition of the Philadelphia refining complex, the largest refining complex in PADD I and the 10th largest in the United States. The Philadelphia refining complex is comprised of the 190,000 bpd Girard Point refinery and the 145,000 bpd Point Breeze refinery. Refining, our wholly owned subsidiary, is a merchant refiner and marketer and operates the Philadelphia refining complex on an approximately 1,400 acre site.

              Immediately following the acquisition of the Philadelphia refining complex, we began the engineering and construction of the North Yard terminal at the Philadelphia refining complex. The North Yard terminal, which provides certain logistics services to Refining, commenced operations in October 2013. The capacity of the North Yard terminal was expanded to 280,000 bpd in October 2014, allowing Refining to significantly increase the volume of domestic crude oil it processes. As a result, domestic crude oil comprised 65% of our crude oil slate in the fourth quarter of 2014 compared to 9% of our crude oil slate in the fourth quarter of 2012 (the first full quarter of operation of the Philadelphia refining complex under our ownership). On January 1, 2015, the North Yard terminal was contributed to Logistics, our wholly owned subsidiary. In connection with this contribution, Logistics and Refining entered into a long-term, take-or-pay commercial agreement with minimum volume commitments and related services and secondment and easement agreements. Accordingly, as of January 1, 2015, we conduct our operations through two business segments, refining and logistics, which are operated by Refining and Logistics, respectively. For periods beginning with the three months ending March 31, 2015, we expect to provide financial information and operating data on a segment basis.

              Throughout this prospectus we include financial statements and other financial operating data for the Philadelphia refining complex for periods prior to the Acquisition Date. We refer to the Philadelphia refining complex during such periods as our "Predecessor" since we were a newly formed company that generated substantially no revenues prior to the Acquisition Date. Following the Acquisition Date, the Philadelphia refining complex represented the major portion of our business and assets.

              For the nine months ended September 30, 2014, we had net sales of $10.3 billion, gross refining margin of $658.6 million, operating income of $188.9 million and net income of $156.2 million. For the year ended December 31, 2013, net sales were $13.6 billion, gross refining margin of $442.3 million, operating loss was $75.7 million and net loss was $102.9 million.

Factors Affecting Comparability

              Our results over the past three years have been affected by the following events, which must be understood in order to assess the comparability of our period to period financial performance and condition.

Acquisition of the Philadelphia Refining Complex

              On the Acquisition Date, Sunoco contributed certain assets, including the Philadelphia refining complex, to us in return for a 33% interest in us, and Carlyle acquired a 67% interest in us. The assets contributed by Sunoco were previously operated as part of Sunoco's larger refining and supply business segment. This business segment refined crude oil along with other feedstocks and sold various refined products to Sunoco's other business segments, including Sunoco's retail outlets in 23 states, and to wholesale and industrial customers. In connection with our acquisition of the Philadelphia refining complex, Refining purchased certain crude oil, intermediates and refined products inventory from Sunoco for $167 million. Refining financed a portion of the inventory purchase by issuing a $28.2 million note that matured on September 8, 2013 and was repaid in full. We also incurred $10.9 million in acquisition costs related to the acquisition.

              A new basis of accounting was established on the Acquisition Date, and therefore, the financial position and operating results prior to and after the Acquisition Date are not consistent. However, management believes the most meaningful way to comment on the statement of operations data is to compare the sum of the operating results for both periods in 2012 with the operating results for the years 2011 and 2013. Management believes it is not practical to comment on the cash flows from operating activities in the same manner because the acquisition resulted in some comparisons not being meaningful. For instance, on the Acquisition Date we did not assume any of the accounts receivable or accounts payable of Sunoco. Sunoco collected and made payments on these accounts after the Acquisition Date, and these transactions are not included in our consolidated statements of cash flows.

Predecessor Financial Statements

              The financial statements for all periods prior to the Acquisition Date (the "Predecessor Financial Statements") have been prepared from the historical accounting records of Sunoco. As the Philadelphia refining complex was historically managed and financed by Sunoco as part of a larger group, its accounts have been adjusted to reflect charges for business functions provided by Sunoco and its affiliates. These Predecessor Financial Statements reflect the results of operations and cash flows of our Predecessor in a manner consistent with Sunoco's management of our Predecessor and as though our Predecessor had been a stand-alone company for all periods presented. All revenues and expenses specifically identified to our Predecessor have been presented in our consolidated statements of operations and comprehensive income (loss). Management believes that the Predecessor Financial Statements are not necessarily comparable to our financial statements following the Acquisition Date or indicative of the results for any future period.

              Expenses related to shared assets and liabilities and overhead expenses have been allocated to our Predecessor in accordance with the SEC Staff Accounting Bulletin Topic I-B, Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

              Transactions between our Predecessor and Sunoco and its affiliates have been identified as related-party transactions. It is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties. Additionally, the Predecessor Financial Statements include allocations of costs for certain support functions (see note (4), Predecessor's Transactions with Sunoco and Sunoco Subsidiaries in our consolidated financial statements). In the opinion of management, all adjustments that have been made are necessary for a fair presentation of the financial statements. The allocations have been made on a reasonable basis and allocation methodologies have been consistently applied for each period presented. The financial statements may not necessarily be indicative of the statements of operations or cash flows our Predecessor would have had in the past, or might have in the future, if it had existed as a separate, stand-alone business during the periods presented. Lastly, Sunoco did not operate a hedging program with respect to the assets we acquired and experienced significant changes to inventory value as a result, which impact our Predecessor's results of operations.

Intermediation Agreement

              On the Acquisition Date, Refining entered into an intermediation agreement with JPMVEC. Under this agreement, JPMVEC supplied substantially all of Refining's crude oil and noncrude feedstocks and purchased substantially all of Refining's production of blendstocks and refined products at a market price based on a market index and hedged these blendstocks and refined products based on a different market index until the product was sold to third parties. Fees incurred in connection with negotiating the JPMVEC agreements totaled $4.0 million. JPMVEC purchased and held legal title to crude oil and noncrude feedstocks, which were held in storage tank facilities, until they were processed by Refining. Refining paid the logistics costs to deliver the crude oil and noncrude feedstocks into the storage tank facilities. Refining then purchased the crude oil and noncrude feedstocks when they were drawn out of the storage tanks and processed. Crude oil and noncrude feedstocks were purchased from JPMVEC at the daily market prices.

              As a result of the intermediation agreement, Refining was able to significantly reduce its investment in inventory and reduce its exposure to the changes in the price of crude oil and refined products compared to our Predecessor during periods prior to the Acquisition Date. Refining paid JPMVEC a per-barrel fee for each barrel of crude oil and noncrude feedstock delivered and each barrel of blendstock and refined product sold. In addition, a working capital charge was paid to JPMVEC based on the value of inventory for which JPMVEC had actually made payments and had not been paid by Refining.

              Under the terms of the intermediation agreement, Refining sold portions of the butane produced at Girard Point and Point Breeze to JPMVEC at a loss each year during the months of April through August. In the months of September through December, Refining took delivery of this butane from JPMVEC and blended it into gasoline, thereby recouping the loss previously recorded. The accounting treatment was specifically a result of the terms of the intermediation agreement and was not consistent with how butane was accounted for in the Predecessor Financial Statements. Our Predecessor generally stored excess butane in inventory starting in April, deferring the cost recognition until the butane inventory was blended into gasoline and sold to third parties starting in the month of September. The impact of this accounting treatment under the intermediation agreement was to reduce earnings during the period from April through August of each year while increasing earnings in September through December of each year as compared to the Predecessor Financial Statements.

              JPMVEC purchased blendstocks and refined products from Refining at a market price based on a market index and hedged these blendstocks and refined products based on a different market index until the product was sold to third parties. JPMVEC also supplied all of Refining's crude oil and noncrude feedstocks. JPMVEC purchased crude oil based on an index price and hedged the crude oil in its possession at a different index price. In both cases there was a difference between the index price under which JPMVEC acquired product or crude oil and the index price at which they hedged product or crude oil. The difference in these respective indexes was referred to as basis. Under the terms of the intermediation agreement, Refining was required to pay JPMVEC or JPMVEC was required to pay Refining for the impact of any change in basis during the period of time JPMVEC held inventory. All basis payments made to JPMVEC or received from JPMVEC were recorded in the net income of Refining.

              Effective October 7, 2014, JPMVEC assigned its rights and obligations under the intermediation agreement to MLC, after which MLC and Refining amended and restated the agreement. The amended and restated intermediation agreement with MLC remains in effect today. See "—Liquidity and Capital Resources—Intermediation Agreement."

Refining Revolving Credit Facility

              On the Acquisition Date, Refining entered into a $100 million secured revolving credit facility with JP Morgan Chase Bank NA with an initial maturity date in September 2017. This revolving credit facility provided for borrowings up to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base, which was based on the value of collateral that included Refining's eligible hydrocarbon inventories, eligible receivables from inventory sales and eligible cash and cash equivalent balances. Borrowings outstanding under this revolving credit facility bore interest at LIBOR or base rate (at refining's option) plus an applicable margin. This revolving credit facility was subject to a commitment fee of 0.5% of the unused portion of the Refining revolving credit facility and contained customary covenants that, among other things, limited Refining's ability to incur indebtedness; grant liens on certain of its assets; make certain loans, acquisitions and investments; enter into a merger or sale of assets; enter into transactions with affiliates; repay certain indebtedness; enter into sale and leaseback transactions; enter into swap agreements; and pay certain distributions. On February 8, 2013, this revolving credit facility was amended to temporarily increase the secured revolving credit availability from $100 million to $150 million for the period from February 8, 2013 through April 30, 2013.

              In connection with the assignment of the intermediation agreement by JPMVEC to MLC, effective October 7, 2014, JP Morgan Chase Bank NA assigned its rights and obligations under the revolving credit facility to Bank of America, NA, after which Bank of America, NA, and Refining amended and restated the revolving credit facility, including an extension of the maturity date. We refer to the amended and restated revolving credit facility as the "Refining revolving credit facility."

              The Refining revolving credit facility is guaranteed by certain subsidiaries of Refining. Lenders under the Refining revolving credit facility have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining term loan, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above. See "—Liquidity and Capital Resources—Credit Facilities—Refining Revolving Credit Facility" and "—Liquidity and Capital Resources—Intermediation Agreement."

Refining Term Loan

              On April 4, 2013, Refining entered into a $550 million term loan (the "Refining term loan") with a syndicate of banks, financial institutions and institutional lenders with a maturity date of April 4, 2018. Proceeds from the Refining term loan were used to pay distributions of $148.1 million to our owners, including $27.6 million to repay in full our preferred unitholders, as well as to fund operations and capital expenditures. The Refining term loan contains covenants that restrict Refining from incurring certain indebtedness; granting liens on certain of its assets; pursuing certain loans, acquisitions and investments; entering into a merger or sale of assets; engaging in certain transactions with affiliates, entering into sales and leasebacks and swap agreements; repaying certain indebtedness; and paying certain distributions to us for further distribution to shareholders. Refining has no other restrictions on its ability to make dividend payments other than as specified in the Refining revolving credit facility and the intermediation agreement. Once certain requirements under its debt documents are met, Refining may make dividends at the discretion of its board of managers.

              The Refining term loan is guaranteed by certain subsidiaries of Refining. Lenders under the Refining term loan have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining revolving credit facility, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above. See "—Liquidity and Capital Resources—Credit Facilities—Refining Term Loan" and "—Liquidity and Capital Resources—Intermediation Agreement."

Tax Treatment

              Prior to the Acquisition Date, our Predecessor was treated as a corporation that was taxed under Subchapter C of the Code (a "C-Corporation") and subject to entity-level U.S. federal and state income taxes. Following the Acquisition Date, we have been taxed as a partnership under Subchapter K of the Code for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member level. Following the completion of this offering, we will be taxed as a C-corporation and will once again be subject to U.S. federal and state income.

Factors Affecting Operating Results

Overview

              Our earnings and cash flows from operations are primarily affected by the relationship between refined product prices and the prices for crude oil and other feedstocks. The cost to acquire crude oil and other feedstocks and the price of refined petroleum products ultimately sold depend on numerous factors beyond our control, including the supply of, and demand for, crude oil, gasoline, diesel and other refined petroleum products, which in turn depend on other factors, including changes in global and regional economies, weather conditions, global and regional political affairs, production levels, the availability of imports, the marketing of competitive fuels, pipeline capacity, prevailing exchange rates and the extent of government regulation. While our costs of products sold fluctuate significantly with movements in crude oil prices, our net sales fluctuate significantly with movements in refined petroleum product prices. Therefore, the effect of changes in crude oil prices on our operating results is influenced by how the prices of refined products adjust to reflect such changes.

              Crude oil and other feedstock costs and the prices of refined petroleum products have historically been subject to wide fluctuation. Crude oil production levels, expansion and upgrading of existing facilities and installation of additional refinery distillation or conversion capacity, international regulatory and economic developments and other factors beyond our control are likely to continue to play an important role in refining industry economics. These factors can impact, among other things, the level of inventories in the market, resulting in price volatility and a reduction or increase in product margins. Moreover, the industry typically experiences seasonal fluctuations in demand for refined petroleum products, such as for gasoline and diesel during the summer driving season and for home heating oil during the winter.

              Since 2008, domestic crude oil production's lowest point since 1946, the growth in U.S. oil production, primarily from tight shale, has resulted in a significant increase in domestic crude oil available to U.S. refineries. Through the first nine months of 2014 domestic crude oil production, measured in average barrels per day, increased by 70% to approximately 8.5 million barrels per day from the 2008 average of 5.0 million barrels per day. The levels of domestic crude oil available to U.S.

refineries has had, and will likely continue to have, an impact on crude oil prices and refining industry economics. Although changes in crude oil prices will impact our cost of product sold, the impact on our operating income is influenced by how the prices for our refined products adjust to changing crude oil prices.

Benchmark Refining Margins

              Gross refining margin is the most important indicator of refining profitability. We evaluate our performance by comparing gross refining margin per barrel to a crack spread.

              Crack spread is a term used in the oil industry and futures trading to describe the differential between the price of crude oil and the price of petroleum products extracted from the crude oil. The profit margin is the amount a refinery can expect to make by refining crude oil into saleable products. Typically, the products component of the crack spread are represented by the single grade of gasoline and single grade distillate which are traded on the NYMEX. The crude oil component of the crack spread is represented by a single grade of crude oil that is actively traded.

              The crack spread does not correlate directly with our gross refining margin per barrel, largely because (i) the actual crude oil purchased is not of the same quality and is not purchased at the same price point as represented in the crack spread ("consumed crude differential"); (ii) the cash markets for products which are typically used to price sales transactions are different than the futures contract prices used in the crack spread ("basis"); (iii) the product mix produced by the Philadelphia refining complex changes from time to time and does not directly reflect the components of the crack spread; and (iv) actual revenue received for our refined products often differs from the cash market indicators used in the crack spread. Each of the four factors described above, in addition to the crack spread, are useful in understanding our profitability and changes in our results of operations from period to period.

              We use a crack spread, expressed in dollars per barrel, that is calculated by assuming that two barrels of the benchmark Dated Brent crude oil are converted into one barrel of RBOB gasoline and one barrel of ultra-low sulfur diesel. The indexes used are the NYMEX New York Harbor market value of RBOB gasoline and ultra-low sulfur diesel less the market value of Dated Brent crude oil and we refer to the result as the Dated Brent (NYH) 2-1-1 crack spread ("2-1-1 crack spread"). The NYMEX indexes used in the 2-1-1 crack spread represent futures contracts which may not culminate in a physical sale of product but are representative of the market values of its components as determined by actual trades. The NYMEX prices are also representative of the derivative instruments we predominantly use to manage market risk.

              Our consumed crude differential varies because of advantages and disadvantages as compared to the Dated Brent benchmark crude oil price. We measure the consumed crude differential for a reporting period by calculating the spread between the delivered cost of our processed crude oil on a last-in, first-out basis ("LIFO") and the average price of the Dated Brent benchmark crude oil for the period. Prior to the completion of the North Yard terminal in October 2013, when substantially all of our crude oil was imported, our cost of delivered crude oil typically exceeded the benchmark crude oil price resulting in an unfavorable consumed crude differential. For the fiscal years ended December 31, 2011, 2012 and 2013 and for the nine months ended September 30, 2014 our consumed crude differential, measured as a favorable or (unfavorable) to the Dated Brent benchmark crude oil, was $(2.65), $(2.36), $(3.33) and $0.46 per barrel, respectively. Domestic crude oil generally prices in relation to the WTI benchmark, so as we have increased our consumption of domestic crude oil as a percentage of our total crude oil volume our consumed crude differential has been heavily influenced by changes in the WTI to Brent price differential.

              As a result of the standard production of various grades of gasoline and distillate products at the Philadelphia refining complex that are different from the product specifications used to determine the NYMEX benchmark prices and the fact the NYMEX markets are influenced by speculative positions which may never culminate in a physical delivery, we believe the Argus cash markers are a better indicator of the expected prices for our products. Argus is an independent media organization that publishes commodity price data. In the U.S. refined products markets, Argus typically reflects physical market prices across an entire trading day for specific product grades at specific locations. The difference between the Argus cash marker price and the price used to calculate the 2-1-1 crack spread is referred to as gasoline basis and ultra-low sulfur diesel basis. Our gasoline basis and ultra-low sulfur diesel basis will fluctuate and can be either positive or negative relative to the NYMEX benchmark. With regard to ultra-low sulfur diesel, we primarily produce only ultra-low sulfur diesel so the NYMEX benchmark can be compared to a single Argus cash marker price. The standard mix of the gasoline grades we produce is 50% RBOB, 20% Premium RBOB, 20% CBOB and 10% Premium CBOB and we use the four Argus cash marker prices for these gasoline grades to determine the weighted average marker price that can be compared to the NYMEX RBOB index.

              The actual prices realized for our refined products will differ from the Argus cash marker prices discussed above primarily as a result of logistics costs and variations in the actual mix of product grades for gasoline and distillate we produce.

              Girard Point and Point Breeze have a combined product slate of approximately 45% gasoline, 40% distillate and 3% high-value petrochemicals, with the remaining 12% of the product slate comprised of lower-value products (9% residual fuel, 2% LPGs and 1% other). Because approximately 12% of our production is lower-value products that generally sell at prices below crude oil cost, our actual total gross margin per barrel is typically significantly less than the 2-1-1 crack spread. The product slate produced at the Philadelphia refining complex can change from period to period resulting in changes to our results from operations.

Renewable Fuels Standard

              Refining currently blends renewable fuels and purchases RINs on the open market, as well as certain waiver credits, in order to comply with the RFS. Refining's overall RINs obligation is based on a percentage of domestic shipments of on-road fuels as established each year by the EPA. To the degree Refining is unable to blend the required amount of biofuels to satisfy its RINs obligation, Refining must purchase RINs on the open market to avoid penalties and fines. We purchased RINs of 66 million gallons and 164 million gallons during the Successor 2012 period and year ended 2013, respectively, and approximately 156 million gallons and 284 million gallons for the nine months ended September 30, 2013 and 2014, respectively. The amount of RINS we are obligated to purchase is impacted by our total barrels of gasoline and distillate produced and the obligation is reduced by blending renewable fuels at third party fuel terminals and by exporting gasoline and distillate.

              The EPA has not finally determined 2014 RFS requirements, and as a result, we do not know with certainty the amount of RINs we will need to purchase to comply with the RFS for 2014. We have based our 2014 RINs purchases on requirements included in the EPA's proposed rulemaking, and our final RFS obligation for 2014 could increase or decrease significantly from this level. RIN prices remain volatile and have increased in 2014. In 2013 and 2014, Refining experienced significantly higher RINs costs than in prior periods, which had a significant impact on our results of operations. We incurred approximately $19.0 million, $31.5 million and $116.3 million in RINs costs during the years ended December 31, 2011, 2012 and 2013, respectively, and approximately $101.4 million and $95.7 million for the nine months ended September 30, 2013 and 2014, respectively.

Critical Accounting Policies

              The preparation of our financial statements will require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Significant items that will be subject to such estimates and assumptions consist of inventories, revenue recognition, maintenance shutdowns, environmental remediation and hedging activities. Although management will base its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, actual results may differ to some extent from the estimates on which the our consolidated financial statements are prepared at any point in time.

              The following summary provides further information about our critical accounting policies that involve critical accounting estimates and should be read in conjunction with our audited and unaudited condensed consolidated financial statements and the notes thereto included elsewhere in this prospectus.

Inventories

              Inventories are valued at the lower of cost or market. The cost of crude oil and intermediate product inventories is determined using the LIFO method. The cost of materials and supplies inventories is determined using the average cost method.

Revenue Recognition

              We sell refined products and blendstocks to MLC under the intermediation agreement. On a daily basis, we sell refined products and blendstocks to MLC from the Philadelphia refining complex as they are produced, delivered to the storage tanks, and legal title passes to MLC. These transactions occur at the daily market price for the respective products.

              We also purchase certain refined products from MLC pursuant to the intermediation agreement at the daily market price and sell the related products at downstream wholesale rack operations. These transactions are considered to be made in contemplation of each other and, accordingly, are recorded net in the consolidated statements of operations and comprehensive income (loss).

              Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis.

Maintenance Turnarounds

              The costs incurred in connection with major maintenance turnarounds are capitalized as property, plant, and equipment when incurred and amortized over the period benefited by the maintenance activities.

Impairment of Long Lived Assets

              Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

Environmental Remediation

              Environmental remediation costs are recorded for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology, and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued.

              We have entered into an arrangement with Sunoco that provides indemnities to us for remediating contamination that occurred at the Philadelphia refining complex prior to the Acquisition Date. Accordingly, we recorded a corresponding receivable from Sunoco for any liabilities recorded which are subject to the indemnity.

Derivative Instruments

              From time to time, we use swaps, futures, forwards, and other derivative instruments to hedge a variety of price risks. All derivative financial instruments are recorded at estimated fair value. Changes in the fair value of the derivative instruments are recognized in operations. We validate the fair value of all derivative financial instruments on a monthly basis, based upon broker quoted market prices of similar commodity contracts. On a regular basis, we enter into short term commodity contracts with counterparties for crude oil and various finished products with the intent to physically take delivery or deliver the products. We evaluate these contracts for qualification of the normal purchase normal sales scope exemption.

              For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income ("OCI"), to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

              For all hedging relationships, we formally document the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. We also formally assess, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness are recognized in earnings in the current period. We discontinue hedge accounting prospectively when we determine that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management decides to remove the designation of the cash flow hedge.

              In all situations in which hedge accounting is discontinued and the derivative remains outstanding, we continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, we discontinue hedge accounting and immediately recognize accumulated gains and losses in OCI related to the hedging relationship into earnings.

Results of Operations

              The tables below summarize certain information relating to our operating results derived from our unaudited consolidated financial data for the nine months ended September 30, 2014 and 2013 and our and our Predecessor's audited consolidated financial data for the years ended December 31, 2013,

2012 and 2011. This data should be read in conjunction with such audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Successor				Predecessor
	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013	Year Ended December 31, 2013	Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012	Year Ended December 31, 2011
	(in thousands)				(in thousands)
Consolidated statements of operations data:
Net sales	$10,254,992	$10,066,870	$13,627,620	$4,552,022	$9,961,884	$13,945,883
Operating costs and expenses
Cost of sales, excluding depreciation	9,596,402	9,715,348	13,185,363	4,238,775	9,436,608	13,487,628
Operating expenses, excluding depreciation	358,277	316,507	422,506	119,637	273,066	429,513
Impairment of inventory	18,598	—	—	11,533	—	—
General and administrative expenses	66,097	56,243	72,245	24,722	44,913	39,093
Depreciation and amortization expense	26,693	16,011	23,201	2,171	12,597	99,443
Provision for asset write-downs	—	—	—	—	—	1,464,357

Total operating costs and expenses	10,066,067	10,104,109	13,703,315	4,396,838	9,767,184	15,520,034

Operating income (loss)	188,925	(37,239)	(75,695)	155,184	194,700	(1,574,151)
Other (expense) income
Interest expense, net	(35,075)	(20,418)	(30,975)	(571)	—	—
Other income (expense)	623	3,272	3,631	(14,815)	—	—

Income (loss) before income tax expense	154,473	(54,385)	(103,039)	139,798	194,700	(1,574,151)
Income tax benefit (expense)	1,684	—	100	(3,788)	(13,506)	498,358

Net income (loss)	$156,157	$(54,385)	$(102,939)	$136,010	$181,194	$(1,075,793)
Gross margin	$255,022	$19,004	$(3,450)	$179,906	$239,613	$(70,701)
Gross refining margin(1)	$658,590	$351,522	$442,257	$313,247	$525,276	$458,255

(1)
Gross refining margin is a non-GAAP measure defined as gross margin excluding direct operating expenses, depreciation and amortization expense and impairment of inventory related to the Philadelphia refining complex. We believe gross refining margin is an important measure of operating performance and provides useful information to investors because it more closely reflects the industry refining margin benchmarks, as the refining margin benchmarks do not include a charge for operating expenses and depreciation expense. In order to assess our operating performance, we compare our gross refining margin (net sales less cost of sales) to industry refining margin benchmarks and crude oil prices as defined in the table below.

Gross refining margin should not be considered as an alternative to gross margin, operating income, net cash flows from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. Gross refining margin presented by other companies may not be comparable to our presentation, since each company may define this term differently. The following table presents a reconciliation of gross refining margin to the most directly comparable GAAP financial measure, gross margin, for each of the periods indicated:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013		Period from September 8 to December 31, 2012	Period from January 1 to September 7, 2012
			Year Ended December 31, 2013			Year Ended December 31, 2011

	(in thousands)				(in thousands)
Reconciliation of gross margin to gross refining margin:
Gross margin	$255,022	$19,004	$(3,450)	$179,906	239,613	$(70,701)
Add:
Refinery operating expenses	358,276	316,507	422,506	119,637	273,066	429,513
Refinery depreciation expense	26,693	16,011	23,201	2,171	12,597	99,443
Impairment of inventory	18,598	—	—	11,533	—	—

Gross refining margin	$658,590	$351,522	$442,257	$313,247	525,276	$458,255

	Nine Months Ended September 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
Other Data
Gross refining margin per barrel	$7.76	$4.28	$3.95	$7.24	$4.36
Market Indicators
(dollars per barrel)
Dated Brent crude oil	$106.53	$108.45	$108.63	$111.62	$111.36
West Texas Intermediate (WTI) crude oil	$99.63	$98.11	$97.94	$94.16	$95.10
Crack Spreads
Dated Brent (NYH) 2-1-1	$14.74	$15.44	$13.93	$13.24	$9.96
Crude Oil Differentials
Dated Brent less WTI (Brent/WTI Spread)	$6.90	$10.34	$10.68	$17.46	$16.26
Product Crack Spreads
NYMEX RBOB	$12.87	$13.65	$10.86	$11.01	$7.15
NYMEX ULSD	$16.60	$17.23	$17.00	$15.47	$12.76
Platt's Fuel Oil #6 1%	$(11.76)	$(10.89)	$(11.96)	$(7.07)	$(12.70)
Product Pricing
Argus RBOB	$118.73	$121.05	$118.83	$124.21	$118.87
Argus Premium RBOB	$125.64	$130.93	$127.92	$134.28	$126.81
Argus CBOB	$116.67	$118.94	$117.20	$122.24	$116.87
Argus Premium CBOB	$125.10	$129.55	$126.88	$133.87	$125.07
Argus ULSD	$124.30	$126.83	$126.52	$130.76	$126.53
Key Operating Information
Operating expenses per barrel	$4.22	$3.85	$3.78	$3.39	$4.08
Crude Oil throughput (barrels per day)
Domestic	191,983	54,597	79,198	16,149	1,918
Discounted foreign	38,005	33,960	36,046	38,050	39,714
Other foreign	66,983	200,728	178,468	243,846	228,600

Total crude oil throughput	296,971	289,285	293,712	298,045	270,232
Other feedstock throughput	13,800	11,791	12,666	19,195	18,029

Crude oil and feedstock throughput (barrels per day)	310,771	301,076	306,378	317,240	288,261
Total crude oil and feedstocks throughput (thousands of barrels)	84,841	82,194	111,828	115,792	105,215

Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013

              Overview—Net income was $156.2 million for the nine months ended September 30, 2014 compared to a net loss of $54.4 million for the nine months ended September 30, 2013. The increase in net income was primarily due to an increase in the gross refining margin, discussed in detail below.

              Net sales—Net sales were $10.3 billion for the nine months ended September 30, 2014 compared to $10.1 billion for the nine months ended September 30, 2013.

              Gross refining margin—Gross refining margin was $658.6 million, or $7.76 per barrel of throughput, for the nine months ended September 30, 2014 compared to $351.5 million, or $4.28 per barrel of throughput, for the nine months ended September 30, 2013, an increase of $307.1 million or 87.3%. Substantially all of the increase was due to the increased amount of domestic crude oil as a percentage of total crude oil throughput.

              Domestic crude oil consumption was 191,983 barrels per day, or 64.6% of total crude oil consumption, for the nine months ended September 30, 2014 compared to 54,597 barrels per day, or 18.9% of total crude oil consumption, for the nine months ended September 30, 2013. The Brent/WTI spread measures the price difference between domestic crude oil and foreign crude oil and was $6.90 for the nine months ended September 30, 2014, representing a lower price for domestic crude oil. The increase in domestic crude oil consumption resulted in lowering our crude oil cost with a relatively minor impact on the production of gasoline and distillate.

              The 2-1-1 crack spread was approximately $14.74 per barrel, for the nine months ended September 30, 2014 as compared to $15.44 for the nine months ended September 30, 2013, a reduction of 4.5%. The lower crack spread partially offset a portion of the gains achieved through processing additional domestic crude oil.

              In addition, total throughput was 310,771 barrels per day for the nine months ended September 30, 2014 compared to 301,076 barrels per day for the nine months ended September 30, 2013, an increase of 3.2%.

              Operating expenses—Operating expenses were $358.3 million, or $4.22 per barrel of throughput, for the nine months ended September 30, 2014 compared to $316.5 million, or $3.85 per barrel of throughput, for the nine months ended September 30, 2013, an increase of $41.8 million or 13.2%. The increase in operating expenses primarily related to $23.3 million of higher electricity and natural gas cost in January and February of 2014 as a result of the colder than normal winter. Chemical and catalyst expense also increased due to the need to treat certain domestic crude oil grades which have a higher iron content.

              Impairment of inventory—During the nine months ended September 30, 2014, an impairment of inventory in the amount of $18.6 million was recorded to reflect certain crude oil inventory and refined products at their net realizable value. No such impairment was recorded during the nine months ended September 30, 2013. Due to the continued decline in crude oil and refined products prices, we anticipate recording an additional impairment of inventory in the fourth quarter of 2014.

              General and administrative expenses—General and administrative expenses were $66.1 million for the nine months ended September 30, 2014 compared to $56.2 million for the nine months ended September 30, 2013, an increase of $9.9 million or 17.6%. The increase in general and administrative expenses primarily related to an increase of $7.0 million in the management fee paid to certain of PES Company's unitholders which is based on earnings. This management fee will remain the obligation of PES Company following the consummation of this offering. In addition, fees related to executing the intermediation agreement with MLC were incurred during nine months ended September 30, 2014.

              Depreciation and amortization expense—Depreciation and amortization expense was $26.7 million for the nine months ended September 30, 2014 compared to $16.0 million for the nine months ended September 30, 2013, an increase of $10.7 million or 66.9%. The increase was primarily due to capital projects and the amortization of new turnaround activity.

              Interest expense, net—Net interest expense was $35.1 million for the nine months ended September 30, 2014 compared to $20.4 million for the nine months ended September 30, 2013, an increase of $14.7 million or 72.1%. The increase in interest expense was primarily due to entering into the Refining term loan in April 2013 as well as the write-off of the remaining deferred financing costs in connection with the assignment of the Refining revolving credit facility to Bank of America, NA.

              Other income—Other income was $0.6 million for the nine months ended September 30, 2014 compared to $3.3 million for the nine months ended September 30, 2013, a decrease of $2.7 million or 81.8%. The decrease was primarily due to the absence of a gain related to the sale of precious metal catalysts during the nine months ended September 30, 2013.

              Income tax benefit—During the nine months ended September 30, 2014, an income tax benefit of $1.7 million was recorded primarily in connection with a refund from the City of Philadelphia related to net profits tax for the year ended December 31, 2012. No tax expense was recorded during the nine months ended September 30, 2013.

Year Ended December 31, 2013 Compared to the Period from January 1, 2012 to September 7, 2012 ("Predecessor 2012 period") and the Period from September 8, 2012 to December 31, 2012 ("Successor 2012 period" and, together with the Predecessor 2012 period, the "combined 2012 period")

              Overview—Net loss was $102.9 million for the year ended December 31, 2013 compared to net income of $181.2 million for the Predecessor 2012 period and $136.0 million for the Successor 2012 period, a total net income of $317.2 million for the combined 2012 period. The decrease in net income of $420.1 million from the year ended December 31, 2013 as compared to the combined 2012 period resulted from a decrease in the gross refining margin, discussed in detail below.

              Net sales—Net sales were $13.6 billion for the year ended December 31, 2013 compared to $10.0 billion for the Predecessor 2012 period and $4.5 billion for the Successor 2012 period, a total of $14.5 billion for the combined 2012 period. The decrease in 2013 from the combined 2012 period was primarily related to lower product prices. The cash price of RBOB and ultra-low sulfur diesel, our primary products, were $118.83 and $126.52, respectively, for the year ended December 31, 2013. For the same period in the 2012, the RBOB and ultra-low sulfur diesel prices were $124.21 and $130.76, respectively.

              Gross refining margin—Gross refining margin was $442.3 million, or $3.95 per barrel of throughput, for the year ended December 31, 2013 compared to $525.3 million for the Predecessor 2012 period and $313.2 million for the Successor 2012 period, a total of $838.5 million, or $7.24 per barrel of throughput, for the combined 2012 period, a decrease of $396.2 million or 47.3%. The decrease in the gross refining margin was primarily due to higher crude oil cost and lower realized cash prices for products as compared to the index used as the proxy for those products in the 2-1-1 crack spread, which we refer to as basis.

              Domestic crude oil consumption was 79,198 barrels per day for the year ended December 31, 2013 compared to 16,149 for the combined 2012 period. Although the Brent/WTI spread was $10.68 for year ended December 31, 2013, a substantial portion of the domestic barrels we consumed in 2013 were contracted for in September 2012 at a fixed differential to WTI when the Brent/WTI spread was $17.50 per barrel. As a result, this crude oil cost was in excess of Dated Brent when the barrels were actually delivered and priced.

              The 2-1-1 crack spread was approximately $13.93 per barrel for the year ended December 31, 2013 as compared to $13.24 for the same period in 2012, an increase of $0.69 per barrel or 5.2%. In May 2013 the index used to represent the distillate portion of the 2-1-1 crack spread was changed from heating oil to ultra-low sulfur diesel. Due to the fact that heating oil usually sells at a discount to ultra-low sulfur diesel, the 2012 crack spread would have been higher had ultra-low sulfur diesel marker been used in 2012.

              The higher crack spreads were more than offset by the actual 2013 cash marker prices, as represented by the Argus prices relative to the index used in the 2-1-1 crack spread, which were significantly lower. Using Argus ultra-low sulfur diesel as a cash marker, the price of ultra-low sulfur diesel was $0.89 per barrel over the index used in the 2-1-1 crack spread for the year ending December 31, 2013 compared $3.67 per barrel over the index for the same period in 2012. A portion of the change can be attributed to the change in the 2-1-1 crack spread from heating oil to ultra-low sulfur diesel. Assuming the standard mix of gasoline grades, the weighted Argus average cash price for gasoline was $1.64 per barrel over the NYMEX index in 2013 as compared to $4.17 per barrel in the combined 2012 period. In summary, product prices were weaker in PADD I in 2013 than they were in the combined 2012 period.

              Operating expenses—Operating expenses were $422.5 million, or $3.78 per barrel of throughput, for the year ended December 31, 2013 compared to $273.1 million for the Predecessor 2012 period and $119.6 million for the Successor 2012 period, a total of $392.7 million, or $3.39 per barrel of throughput, for the combined 2012 period, an increase of $29.8 million or 7.6%. The increase in total operating expenses primarily related to running additional barrels in 2013 and an increase in operating headcount subsequent to the acquisition.

              Impairment of inventory—During the Successor 2012 period, an impairment of inventory in the amount of $11.5 million was recorded to reflect the net realizable value of certain crude oil. No such impairment was recorded during the year ended December 31, 2013.

              General and administrative expenses—General and administrative expenses were $72.2 million for the year ended December 31, 2013 compared to $44.9 million for the Predecessor 2012 period and $24.7 million for the Successor 2012 period, a total of $69.6 for the combined 2012 period, an increase of $2.6 million or 3.7%. As described in "—Factors Affecting Comparability," our Predecessor allocated certain shared administrative cost to business segments which do not reflect the same expenses recorded by us. As a result of the change in the method of determining general and administrative expenses before and after the Acquisition Date, a comparison of general and administrative expenses between these periods is not meaningful.

              Depreciation and amortization expense—Depreciation and amortization expense was $23.2 million for the year ended December 31, 2013 compared to $12.6 million for the Predecessor 2012 period and $2.2 million for the Successor 2012 period, a total of $14.8 for the combined 2012 period, an increase of $8.4 million or 56.8%. The increase was primarily due to the amortization of increased turnaround activity.

              Interest expense, net—Net interest expense was $31.0 million for the year ended December 31, 2013 compared to $0.6 million for the Successor 2012 period, an increase of $30.4 million. The increase in interest expense is mainly due to the commencement of the Term Loan in April 2013. There was no interest expense recorded in the Predecessor 2012 period.

              Other (expense) income—Other income was $3.6 million for the year ended December 31, 2013 which was primarily attributable to a gain on the sale of precious metal catalysts compared to other expense of $14.8 million of acquisition related expenses and fees related to our intermediation agreement with JPMVEC for the Successor 2012 period. There was no other (expense) income during the Predecessor 2012 period.

              Income tax benefit (expense)—Income tax benefit was $0.1 million for the year ended December 31, 2013 compared to $13.5 million of expense for the Predecessor 2012 period and $3.8 million of expense for the Successor 2012 period, a total of $17.3 million of expense for the combined 2012 period, a decrease in income-tax expense of $17.4 million. Our Predecessor operated as a taxable entity prior to the acquisition in September 2012 and was therefore subject to federal and state income tax. We were not subject to federal and state income tax during the Successor 2012 period but did incur $3.8 million of net profits tax to the City of Philadelphia. During the year ended December 31, 2013, an income tax benefit was recorded in connection with a refund in the amount of $100,000 related to the net profits tax recorded for the Successor 2012 period. There was no other income tax recorded during for 2013.

Predecessor 2012 period and Successor 2012 period Compared to Year Ended December 31, 2011

              Overview—Net income was $181.2 million for the Predecessor 2012 period and $136.0 million for the Successor 2012 period, a total of $317.2 for the combined 2012 period, compared to a net loss of $1.1 billion for the year ended December 31, 2011, an increase of $1.4 billion. The increase in net income was primarily due to (i) a provision for asset write-downs of $1.5 billion recorded in 2011; (ii) an increase in the gross refining margin of $380.2 million and (iii) a decrease in operating expenses of $36.8 million, offset by an increase in income tax expense of $515.7 million as described below.

              Net sales—Net sales were $10.0 billion for the Predecessor 2012 period and $4.5 billion for the Successor 2012 period, a total of $14.5 billion for the combined 2012 period compared to $13.9 billion for the year ended December 31, 2011. The increase primarily related to higher product prices. The cash price, as represented by Argus, of RBOB and ultra-low sulfur diesel, our primary products, were

$124.21 and $130.76 for the combined 2012 period, respectively. For the same period in the 2011, the RBOB and ultra-low sulfur diesel prices were $118.87 and $126.53, respectively.

              Gross refining margin—Gross refining margin was $525.3 million for the Predecessor 2012 period and $313.2 million for the Successor 2012 period, a total of $838.5 million, or $7.24 per barrel of throughput, for the combined 2012 period compared to $458.3 million, or $4.36 per barrel of throughput, for the year ended December 31, 2011, an increase of $380.2 million or 83.0%. The increase in the gross refining margin was primarily due to an increase in 2-1-1 crack spread and an increase in the cash market for refined products relative to the index used in the 2-1-1 crack spread.

              The 2-1-1 crack spread was approximately $13.24 per barrel which for combined 2012 period compared to $9.96 in 2011, an increase of 32.9%.

              In addition to the higher 2-1-1 crack spreads, the actual cash marker prices for our products in the combined 2012 period, relative to the index used in the 2-1-1 crack spread, were significantly higher. Using Argus ultra-low sulfur diesel as a cash marker, the price of ultra-low sulfur diesel was $3.67 per barrel over the index used in the NYMEX for the combined 2012 period compared to $2.41 per barrel in 2011. Assuming a standard mix of gasoline grades, the weighted average cash price for gasoline was $4.17 per barrel over the NYMEX index in 2012 as compared to $2.17 per barrel in 2011. The sum of the changes in the 2-1-1 crack spread and basis difference make the largest contributors to the gross refining margin difference between the combined 2012 period and 2011.

              Higher value transportation products represented 83.9% of total refinery production in the combined 2012 period compared to only 81.4% in 2011.

              In addition to improved margins on transportation fuels, the residual fuel price, as represented by Platt's Fuel Oil #6 1% crack, improved from $(12.70) per barrel in 2011 to $(7.07) per barrel in the combined 2012 period.

              Operating expenses—Operating expenses were $273.1 million for the Predecessor 2012 period and $119.6 million for the Successor 2012 period, a total of $392.7 million, or $3.39 per barrel of throughput, for the combined 2012 period compared to $429.5 million, or $4.08 per barrel of throughput, for the year ended December 31, 2011, a decrease of $36.8 million or 8.6%. The decrease in operating expenses is primarily related to extensive maintenance work on the FCC in Girard Point during the first quarter in 2011. There were no such major repairs in the combined 2012 period. The extensive maintenance work also resulted in lower total throughputs in 2011 which increased the per barrel expenses to operate Girard Point and Point Breeze.

              Impairment of inventory—During the Successor 2012 period, an impairment of inventory in the amount of $11.5 million was recorded to reflect the net realizable value of certain crude oil. No such impairment was recorded during the year ended December 31, 2011.

              General and administrative expenses—General and administrative expenses were $44.9 million for the Predecessor 2012 period and $24.7 million for the Successor 2012 period, a total of $69.6 for the combined 2012 period compared to $39.1 million for the year ended December 31, 2011, an increase of $30.5 million or 78.0%. As described in "—Factors Affecting Comparability," our Predecessor allocated certain shared administrative cost to business segments which do not reflect the same expenses recorded by us. As result of the change in the method of determining general and administrative expenses before and after the Acquisition Date, a comparison of general and administrative expenses between these periods is not meaningful.

              Depreciation and amortization expense—Depreciation and amortization expense was $12.6 million for the Predecessor 2012 period and $2.2 million for the Successor 2012 period, a total of $14.8 million for the combined 2012 period compared to $99.4 million for the year ended December 31, 2011, a decrease of $84.6 million or 85.1%. The decrease was primarily related to the asset write-down by our Predecessor discussed below. As a result, on the Acquisition Date, our new depreciable basis in property, plant and equipment was substantially lower than that of our Predecessor.

              Provision for asset write-downs—During the year ended December 31, 2011, our Predecessor recorded a write down of $1.5 billion to its long-lived assets in connections with Sunoco's decision to exit the refining business.

              Interest expense—Interest expense was $0.6 million for the Successor 2012 period in connection with a note payable entered into in September 2012. There was no interest expense recorded in the Predecessor 2012 period or the year ended December 31, 2011.

              Other expense—During the Successor 2012 period we recorded $14.8 million in acquisition costs, as well as fees related to our intermediation agreement with JPMVEC. There was no other (expense) income for the Predecessor 2012 period or the year ended December 31, 2011.

              Income tax (expense) benefit—Income tax expense was $13.5 million for the Predecessor 2012 period and $3.8 million for the Successor 2012 period, a total of $17.3 million for the combined 2012 period compared to an income tax benefit of $498.4 million for the year ended December 31, 2011. Income taxes for the combined 2012 period mainly related to the operations of our Predecessor, which operated as a taxable entity prior to the acquisition in September 2012. During the Successor 2012 period, an income tax expense of $3.8 million was also recorded in connection with a net profit tax paid to the City of Philadelphia. The income tax benefit for 2011 was largely a result of the provision for asset writedowns.

Liquidity and Capital Resources

Overview

              Our primary source of liquidity is our cash flows from operations and amounts available to us under Refining's credit facilities, as more fully described below. We believe that our cash flows from operations and available capital resources will be sufficient to meet our capital expenditure, working capital and debt service requirements for the next twelve months. However, our ability to generate sufficient cash flow from operations depends, in part, on oil market pricing and general economic, regulatory and other factors beyond our control. We believe we could refinance Refining's revolving credit facility and Refining's term loan prior to their respective maturity dates or, during periods of economic downturn, reduce our capital and discretionary expenditure plans to strengthen our financial position.

Credit Facilities

    Refining Revolving Credit Facility

              On the Acquisition Date, Refining entered into a $100 million secured revolving credit facility with JP Morgan Chase Bank NA, which was assigned to Bank of America, NA and simultaneously amended and restated effective October 7, 2014 in connection with the assignment of the intermediation agreement to MLC. The Refining revolving credit facility matures on the earliest of (i) October 6, 2019, (ii) 91 days prior to the maturity date of the Refining term loan or (iii) the date on which the intermediation agreement is terminated or expires or on which MLC is replaced thereunder by a party not satisfactory to the agent under the Refining revolving credit facility.

              The Refining revolving credit facility is used by Refining for working capital and other general corporate purposes. Borrowings under the Refining revolving credit facility may be made up to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base, which is based on the value of collateral that includes Refining's eligible hydrocarbon inventories, eligible receivables from inventory sales and eligible cash and cash equivalent balances. Borrowings outstanding under the Refining revolving credit facility bear interest at the London Interbank Offered Rate

("LIBOR") plus 2.5% or base rate plus 1.5%, as elected by Refining from time to time. The Refining revolving credit facility contains a sublimit for letters of credit of $90 million. Refining is required to pay a commitment fee of 0.5% of the unused portion of the facility. Refining is also required to pay an annual administrative agent fee, as well as certain additional participation fees on each outstanding letter of credit issued under the Refining revolving credit facility.

              The Refining revolving credit facility is guaranteed by certain subsidiaries of Refining. Lenders under the Refining revolving credit facility have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining term loan, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above. As of September 30, 2014 there were no borrowings on the Refining revolving credit facility; however, the Refining revolving credit facility was being used to support letter of credit totaling approximately $10.4 million. Accordingly, as of September 30, 2014, there was approximately $89.6 million available to us under the Refining revolving credit facility.

              The Refining revolving credit facility contains customary covenants that, subject to certain exceptions, limit Refining's ability to, among other things: incur indebtedness; grant liens; make certain loans, acquisitions and investments; enter into a merger or sale of assets; enter into transactions with affiliates; repay certain indebtedness; enter into sale and leaseback transactions; enter into swap agreements; and pay certain distributions. The Refining revolving credit facility also restricts changes of control and contains a financial covenant that requires that, at any time (i) upon the occurrence and continuance of a material event of default (such as a payment default on outstanding principal or interest, an uncured failure to deliver any borrowing-base reports required under the Refining term loan, the appointment of a receiver or the voluntary or involuntary initiation of bankruptcy proceedings) or (ii) when Refining's liquidity is less than $10 million, Refining will not permit the consolidated fixed charge coverage ratio under the Refining revolving credit facility, determined as of the last day of the most recently completed quarter, to be less than 1.0 to 1.0. As of September 30, 2014, Refining was in compliance with all of the negative and financial covenants contained in the Refining revolving credit facility.

    Refining Term Loan

              On April 4, 2013, Refining entered into a $550.0 million five-year term loan with a syndicate of lenders and JP Morgan Chase, NA, acting as agent, which was issued at a discount of 1.5%. The Refining term loan requires quarterly interest payments and matures on April 4, 2018. Borrowings outstanding under the Refining term loan bear interest at LIBOR (with a 1.25% floor) plus 5.0% or base rate plus 4.0%, as elected by Refining from time to time. As of September 30, 2014, we had $541.8 million of borrowings outstanding under the Refining term loan at an interest rate of 6.25%. The net proceeds of the Refining term loan were used to fund operations, capital expenditures and to pay distributions to our members.

              The Refining term loan is guaranteed by certain subsidiaries of Refining. Lenders under the Refining term loan have priority security interests in certain assets of Refining. These assets exclude the North Yard terminal and certain of Refining's other assets, including its logistics assets. These assets also secure the Refining revolving credit facility, with the distribution of the proceeds thereof and the relationships between the relevant secured parties being governed by intercreditor agreements. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan, as described above.

              The Refining term loan amortizes in 20 consecutive quarterly installments, each of which is equal to 0.25% of the original principal balance thereof, with the unpaid balance due on April 4, 2018. The Refining term loan can be voluntarily prepaid at any time in whole or in part, subject to the following premiums: (i) 2.0% of the amount prepaid if the prepayment occurs on or prior to April 4, 2015; (ii) 1.0% of the amount prepaid if the prepayment occurs after April 4, 2015 but on or prior to April 4, 2016; and (iii) 0% of the amount prepaid if the prepayment occurs after April 4, 2016. Mandatory prepayments are required, (a) from a specified portion of excess cash flow, (b) upon the incurrence of specified debt obligations and (c) from the proceeds of certain asset sales and casualty/condemnation events (subject to a reinvestment right).

              The Refining term loan also contains covenants that limit Refining's ability to, among other things: incur indebtedness; grant liens; make certain loans, acquisitions and investments; enter into a merger or sale of assets; engage in certain transactions with affiliates, sales and leasebacks and swap agreements; repay certain indebtedness; and pay certain distributions. The Refining term loan also restricts changes of control. Refining was in compliance with these covenants as of September 30, 2014.

Precious Metals Sales/Leaseback

              In January 2013, Refining entered into an agreement pursuant to which the precious metals catalyst located at the Philadelphia refining complex with a book value of $30.1 million was sold for $31.8 million. The catalyst will be leased back for a three-year period. The lease fee total was $1.1 million and $1.2 million for 2013 and 2014, respectively, and will total $1.2 million for 2015. At the end of the lease term, Refining has the option to purchase the metals at their market value, renew the lease, or return metals of similar quality to the purchaser of the metals.

NGL Rail Terminal Financing

              In May 2014, Refining entered into an installment sale and purchase agreement with a third party for construction and purchase of the NGL terminal. The NGL terminal is owned by the third party; however, we expect to purchase it over time through an installment purchase arrangement and have the option to prepay this arrangement at any time without penalty. The term of the agreement is seven years and includes a development fee of 12% on the outstanding balance. The NGL terminal became operational in December 2014. The transaction is treated as a financing arrangement, and as of September 30, 2014, the property, plant and equipment and corresponding debt reflected in our financial statements was $16.2 million. The installment payments under this agreement are expected to total $2.0 million and $8.3 million for 2014 and 2015, respectively.

Cash Balances

              As of September 30, 2014, our cash and cash equivalents totaled $205.3 million.

Liquidity

              As of September 30, 2014, our total liquidity, which is the sum of our cash and cash equivalents plus the amount available to us under the Refining revolving credit facility, totaled approximately $294.9 million. Of the $294.9 million, cash and cash equivalents accounted for $205.3 million and the amount available to us under the Refining revolving credit facility, net of letters of credit, accounted for approximately $89.6 million.

Working Capital

              Working capital as of September 30, 2014 was $387.6 million, consisting of $743.8 million in current assets and $356.2 million in current liabilities. We had an $81.5 million increase in working capital from December 31, 2013. The increase was due primarily to an increase in cash of $77.9 million, the seasonal build of refined product inventory and prepaid expenses partially offset by a decrease in accounts receivable.

Intermediation Agreement

              On the Acquisition Date, Refining entered into an intermediation agreement with JPMVEC. Effective October 7, 2014, JPMVEC assigned its rights and obligations under this agreement to MLC, and MLC and Refining amended and restated this agreement to provide for a three year term and certain other features that provide Refining with added liquidity and flexibility. The intermediation agreement, along with related ancillary agreements, has the effect of reducing the working capital investment required in order to operate our refining business and our exposure to inventory price volatility.

              Pursuant to the terms of the agreement, which terminates on October 7, 2017, MLC supplies and hedges substantially all of the crude oil and non-crude feedstock requirements of Girard Point and Point Breeze, purchasing these feedstocks from third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. The feedstocks are stored in the tanks at the Philadelphia refining complex or at third party facilities, and are ultimately purchased by Refining as they are removed from tankage and processed at Girard Point and Point Breeze. The intermediation agreement also provides for the intermediation of our wholesale inventory, other intermediate gasoline and distillate products and butane. Under the terms of the intermediation agreement, we hold title to the inventory previously held by JPMVEC. Some of the inventory is obligated to be redelivered to MLC. MLC also purchases substantially all of the barrels processed through the Philadelphia refining complex under the intermediation agreement at market prices for the respective products, hedges and then sells these products to third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. On a daily basis, MLC pays the purchase price of certain finished products directly to us at a provisional index-based price effectively netting our liability for crude oil and feedstock purchases. Any shortfall or overage in the netting process is settled between us and MLC by payment to the party entitled to such shortfall or overage, as applicable. To the extent the revenue received from a third party relative to mutually agreed product index exceeds or falls short of that product index at the time of the sale to the third party, the difference is settled between MLC and Refining.

              The intermediation agreement contains covenants that restrict Refining's ability to incur indebtedness; grant liens on its assets; enter into sale and leaseback transactions; make certain loans, acquisitions and investments; enter into a merger or sale of assets; engage in transactions with affiliates and pay certain distributions. Refining is currently in compliance with all of the covenants under the intermediation agreement. Liens on intermediation inventory securing Refining's obligations under the intermediation agreement are exclusive. Additionally, the intermediation agreement also allows for subordinated liens on other assets of Refining that secure Refining's obligations under the Refining revolving credit facility or the Refining term loan.

              In connection with these activities, Refining pays MLC a fixed fee per barrel of feedstocks that MLC sells to Refining and a separate fixed fee for each barrel of product that MLC purchases from Refining. Additionally, in the event that the working capital investment made by MLC to perform under this agreement is positive, Refining pays MLC a daily working capital fee at a rate of three-month LIBOR for each applicable day plus a fixed spread.

              In connection with the intermediation agreement, Refining and MLC entered into a consulting arrangement. Under this arrangement, Refining performs certain services primarily related to the coordination of logistics operations on behalf of MLC and coordinates the availability of necessary infrastructure in order to facilitate performance of its obligations under the intermediation agreement.

Capital Spending

              For the nine months ended September 30, 2014, total capital spending was approximately $95 million which included amounts that had been accrued but not yet paid. We divide our capital spending into two categories: non-discretionary and discretionary. Non-discretionary capital spending, such as for planned turnarounds and other maintenance, is required to maintain safe and reliable operations or to comply with environmental, health and safety regulations. The total non-discretionary capital spending for our refining business, including major scheduled turnaround expenses, were approximately $60 million for the nine months ended September 30, 2014 and we estimate that the total non-discretionary capital spending of our refinery business will be approximately $100 million for the year ended December 31, 2014 and $173 million for the year ended December 31, 2015. These estimates include, among other items, the capital costs necessary to comply with environmental regulations, including Tier 3 gasoline standards.

              We expect to spend approximately $25 million during 2015 and $55 million during 2016 for compliance with Tier 3 gasoline and on-road diesel standards.

              We undertake discretionary capital spending based on the expected return on incremental capital employed. Discretionary capital projects generally involve an expansion of existing capacity, improvement in product yields, and/or a reduction in direct operating expenses. For the nine months ended September 30, 2014, we had approximately $35 million of discretionary capital expenditures. The majority of the discretionary capital expenditures relate to the expansion of the crude oil rail unloading terminal. We anticipate discretionary capital expenditures of approximately $25 million in 2015.

Cash Flow Analysis

              The following table sets forth our cash flows for the periods indicated:

	Successor				Predecessor
	Nine Months Ended September 30,		Year Ended December 31,	Period from September 8 through December 31,	Period from January through September 7,	Year Ended December 31,
	2014	2013	2013	2012	2012	2011
	(unaudited)		(audited)		(audited)
	(in millions)
Net cash provided by (used in) operating activities	$156.0	$(139.0)	$(146.1)	$74.7	$54.5	$(45.6)
Net cash used in investing activities	(73.1)	(179.0)	(233.8)	(14.8)	(26.0)	(63.2)
Net cash provided by (used in) financing activities	(5.0)	275.0	274.4	173.0	(28.5)	108.8

Net increase (decrease) in cash and cash equivalents	77.9	(43.0)	(105.5)	232.9	—	—
Cash and cash equivalents at beginning of period	127.4	232.9	232.9	—	—	—

Cash and cash equivalents at end of period	$205.3	$189.9	$127.4	$232.9	$—	$—

Cash from Operating Activities

              Net cash flows provided by operating activities was $156.0 million for the nine months ended September 30, 2014. The most significant contributor to the source of cash was net income of $156.2 million and non-cash adjustments of $51.1 million. Offsetting these impacts was a $51.3 million use of cash due to changes in assets and liabilities primarily related to the $32.6 million seasonal build of butane inventory owned by Refining, a $13.6 million net decrease in accounts payable and accrued liabilities and a $5.1 million net use related to other activity.

              Net cash used in operating activities was $139.0 million for the nine months ended September 30, 2013. The most significant contributor to the use of cash was a net loss of $54.4 million and non-cash adjustments of $17.0 million. Also contributing to the decrease in cash was a $101.7 million use of cash due to changes in assets and liabilities primarily related to a $88.4 million increase in accounts receivables, a $61.1 million increase in inventory, a $25.2 million increase in prepaid expenses and other current assets, a $1.2 million net use related to other activity partially offset by a $74.2 million net increase in accounts payable and accrued liabilities. Much of the change in assets was related to building our wholesale rack business, the seasonal build of butane inventory owned by Refining and prepaid expenses.

              Net cash used in operating activities for the year ended December 31, 2013 was $146.1 million. The most significant contributor to the use of cash was a net loss of $102.9 million and non-cash adjustments of $25.6 million. Also contributing to the decrease in cash was a use of $68.8 million due to changes in assets and liabilities primarily related to a $77.6 million increase in accounts receivable, a $26.0 million increase in inventory and $1.0 million net use related to other activity partially offset by a $35.8 million net increase in accounts payable and accrued liabilities.

              Net cash provided by operating activities for the Successor 2012 period was $74.7 million. The most significant contributor to the source of cash was net income of $136.0 million and non-cash adjustments of $14.7 million. Offsetting these impacts was a $76.0 million use of cash due to changes in assets and liabilities primarily related to a $233.1 million increase in accounts receivable, a $118.8 million increase in inventory, a $25.2 million increase in prepaid expenses and other current assets partially offset by a $294.5 million increase in accounts payable and accrued liabilities and a $6.4 million net source related to other activity.

              Net cash provided by operating activities for the Predecessor 2012 period was $54.5 million. The most significant contributor to the source of cash was net income of $181.2 million and non-cash adjustments of $13.6 million. Offsetting these impacts was a $140.3 million use of cash due to changes in assets and liabilities primarily related to a $161.1 million increase in inventory and a $0.3 million net use related to other activity partially offset by a $21.1 million net increase in accounts payable, accrued liabilities and environmental liabilities.

              Net cash used in operating activities for the year ended December 31, 2011 was $45.6 million. The most significant contributor to the use of cash was a net loss of $1,075.8 million and non-cash adjustments of $101.0 million, $1,464.4 million in asset impairment related to the write-down of the Philadelphia refining complex under Sunoco and $499.4 million deferred tax benefit. Additionally, there was a $35.8 million use of cash due to changes in assets and liabilities primarily related a $26.6 million increase in inventory, $6.9 million net decrease in accounts payable and accrued liabilities and a $2.3 million net use related to other activity.

Cash from Investing Activities

              Net cash used in investing activity was $73.1 million for the nine months ended September 30, 2014 and was comprised of $90.9 million in capital expenditures, related to a turnaround at Point Breeze, maintenance, safety related enhancements, the North Yard terminal expansion project and other facility improvements at the Philadelphia refining complex. This was partially offset by $17.8 million in grant proceeds from the Commonwealth of Pennsylvania for a rail transportation assistance program related to the construction of the North Yard terminal in October 2013 and for a capital assistance program related to the turnaround of the cat cracker at Girard Point in 2013.

              Net cash used in investing activities for the nine months ended September 30, 2013 was $179.0 million and consisted primarily of $210.8 million in capital expenditures, related to a turnaround at Girard Point, the construction of the North Yard terminal along with maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex partially offset by $31.8 million in proceeds from the sale of precious metals.

              Net cash used in investing activities for the year ended December 31, 2013 was $233.8 million and consisted primarily of $267.9 million in capital expenditures, related to a turnaround at Girard Point, the construction of the North Yard terminal along with maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex partially offset by $31.8 million in proceeds from the sale of precious metals and $2.3 million in grant proceeds from the Commonwealth of Pennsylvania for a rail transportation assistance program related to the construction of the North Yard terminal in October 2013.

              Net cash used in investing activities for Successor 2012 period was $14.8 million and consisted of $14.1 million in capital expenditures related to a turnaround at Girard Point, maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex and $0.7 million in loans to officers.

              Net cash used in investing activities for the Predecessor 2012 period was $26.0 million in capital expenditures related to a turnaround at Girard Point and maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex.

              Net cash used in investing activities for the year ended December 31, 2011 was $63.2 million in capital expenditures related to a turnaround at Point Breeze and maintenance, safety related enhancements and facility improvements at the Philadelphia refining complex.

Cash from Financing Activities

              Net cash used in financing activities was $5.0 million for the nine months ended September 30, 2014 representing repayments of the Refining term loan.

              Net cash provided by financing activities for the nine months ended September 30, 2013 was $275.0 million and consisted of $525.5 million in proceeds, net of deferred financing costs of $16.2 million and debt discount of $8.3 million, primarily from the Refining term loan and a capital contribution of $2.0 million from members, partially offset by the repayment of a $28.2 million note payable to an affiliate, net debt repayments of $0.3 million, advances to members of $75.9 million for tax distributions associated with 2012 financial performance and $148.1 million in distributions to members. The distributions to members includes $27.6 million to repay in full our preferred unitholder.

              Net cash provided by financing activities was $274.4 million for year ended December 31, 2013 and consisted of $525.8 million in proceeds, net of deferred financing cost of $15.9 million and debt discount of $8.3 million, primarily from the Refining term loan and a capital contribution of $2.0 million from members partially offset by repayment of a $28.2 million note payable to an affiliate, debt repayments of $1.2 million, advances to members of $75.9 million for tax purposes distributions with 2012 financial performance and $148.1 million in distributions to members. Of the $148.1 million in distributions, $27.6 million was used to repay in full our preferred unitholders.

              Net cash provided by financing activities was $173.0 million for the Successor 2012 period and consisted of $153.3 million in proceeds from the issuance of common units and $25.0 million from the issuance of series A preferred units partially offset by $3.0 million of financing costs and $2.3 million of equity transaction costs.

              Net cash used in financing activities for the Predecessor 2012 period was $28.5 million and consisted of net transfers to Sunoco.

              Net cash provided by financing activities for the year ended December 31, 2011 was $108.8 million and consisted of net transfers from Sunoco.

Contractual Obligations and Commitments

              In addition to long-term debt, we are required to make payments relating to various types of obligations. The following table summarizes our material contractual payment obligations as of December 31, 2013.

	Payments due by period (in thousands)
	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt(1)	$548,709	$6,460	$12,874	$529,375	$—
Interest payments on debt facilities(2)	114,993	35,946	70,408	8,639	—
Operating Leases(3)	185,882	33,445	55,053	41,921	55,463
Purchase obligations(4):
Crude Oil Supply and Offtake Agreements	2,209,118	2,209,118	—	—	—
Other Supply Agreements	4,879	697	1,394	1,394	1,394

Total contractual cash obligations	$3,063,581	$2,285,666	$139,729	$581,329	$56,857

(1)
Long-term obligations represent the repayment of indebtedness incurred in connection with the Refining term loan and capital lease obligations.

(2)
Interest payments on debt facilities include cash interest payments on the Refining term loan and capital lease obligations, plus cash payments for the commitment fee on the undrawn Refining revolving credit facility and letter of credit fees on the letters of credit outstanding at December 31, 2013.

(3)
Operating leases include leases entered into in the normal course of business, including marine transportation vessels, tank cars, office space, pipeline, catalyst, equipment, and terminals.

(4)
We have obligations to purchase crude oil under the intermediation agreement and our supply agreements with Sunoco Logistics. We estimated these obligations based on contracted volumes at prevailing market prices at December 31, 2013. Payments under Other Supply Agreements include contracts for the supply of natural gas to the Philadelphia refining complex. We enter into these contracts to ensure an adequate supply of energy to support our refinery operations. Substantially all of these obligations are based on fixed prices. The agreements include fixed or minimum volume requirements. The amounts included in this table are based on fixed or minimum quantities to be purchased as of December 31, 2013.

Off-Balance Sheet Arrangements

              We do not have any "off-balance sheet arrangements" as such term is defined within the rules and regulations of the SEC.

Quantitative and Qualitative Disclosures about Market Risk

              We are exposed to market risks, including changes in commodity prices and interest rates. Our primary commodity price risks are (i) the difference between the prices at which we sell our refined products and the prices we pay for crude oil and other feedstocks and (ii) the fair market value of products we hold in inventory. We may use derivative instruments to manage the risks from changes in the prices of crude oil, refined products and interest rates.

Commodity Price Risk

              In order to realize value from our processing capacity, we must achieve a positive spread between the cost of raw materials and the value of finished products (i.e., crack spread). The physical commodities that comprise our raw materials and finished products are typically bought and sold at a spot or index price that can be highly variable.

              We use a crude oil purchasing and product sale intermediary which allows us to price our crude oil at the time we process it, as opposed to the crude oil origination point, and price our products as soon as they are produced, which reduces our risk associated with volatile commodity prices by shortening the commodity conversion cycle time. The commodity conversion cycle time refers to the time elapsed between raw material acquisition and the sale of finished products. In addition, we seek to reduce the variability of commodity price exposure by engaging in hedging strategies and transactions that will serve to protect gross refining margins. Accordingly, we use financial derivatives to economically hedge future cash flows (i.e., crack spreads) and the value of our inventories. With regard to our hedging activities, we may enter into, or have entered into, derivative instruments which serve to:

  •
  lock in or fix a percentage of the anticipated or planned crack spread in future periods when the derivative market offers commodity spreads that generate positive cash flows; and

  •
  hedge the value of inventories which are not included in the intermediation agreement that are in excess of minimum required inventories.

Basis Risk

              The effectiveness of our derivative strategies and our intermediary are dependent upon the correlation of the price index utilized for the hedging activity and the cash or spot price of the physical commodity for which price risk is being mitigated. Basis risk is a term we use to define that relationship. Basis risk can exist due to several factors including time, product grade or location differences between the derivative instrument and the underlying physical commodity. Our selection of the appropriate index to utilize in a hedging strategy is a prime consideration in our basis risk exposure.

              Examples of our basis risk exposure are as follows:

  •
  Time Basis—In entering over-the-counter swap agreements, the settlement price of the swap is typically the average price of the underlying commodity for a designated calendar period. This settlement price is based on the assumption that the underling physical commodity will price ratably over the swap period. If the commodity does not price ratably over the periods then weighted average physical prices will be weighted differently than the swap price as the result of timing.

  •
  Location Basis—In hedging NYMEX crack spreads, we experience location basis because the settlement of NYMEX refined products are based on products delivered to the New York Harbor. A portion of our actual sale transactions take place at locations other than New York Harbor resulting in a logistics cost difference compared to the NYMEX Index.

  •
  Product Grade Basis—When hedging NYMEX crack spreads, we experience product grade basis as the NYMEX indexes are based on RBOB and ultra-low sulfur diesel for gasoline and distillate, respectively. Our actual production of gasoline consists of RBOB, Premium RBOB, CBOB and Premium CBOB and each of these gasoline products have a range characteristics, such as vapor pressure, that can impact the specific price of the actual product sold. Our distillate production may consist of heating oil, jet fuel, kerosene or ultra-low sulfur diesel for the export market. As with gasoline, each of these products can vary based on product specifications which can impact the actual price.

Price and Basis Risk Management Activities

              Our most prevalent risk management activity is to sell forward the crack spread or buy or sell forward the WTI to Brent crude oil spread when opportunities exist to lock in a margin or if such price is attractive relative to our current view. Selling forward derivative contracts for which the underlying commodity is the crack spread enables us to lock in a margin on the spread between the price of crude oil and price of refined products. Buying or selling the WTI to Brent crude oil spread allows us to lock in the portion of the crack spread related to our crude oil acquisition cost. The commodity derivative contracts are either exchange-traded contracts in the form of futures contracts or over-the-counter contracts in the form of commodity price swaps.

              In the event our inventories exceed our target base level of inventories, we may enter into commodity derivative contracts to manage our price exposure to our inventory positions that are in excess of our base level. Excess inventories are typically the result of plant operations such as a turnaround or other plant maintenance. The commodity derivative contracts are either exchange-traded contracts in the form of futures contracts or over-the-counter contracts in the form of commodity price swaps.

              To reduce the basis risk between the price of products we sell and that of the NYMEX price associated with selling forward derivative contracts for NYMEX crack spreads, we may enter into time spreads to change the timing of when we price product compared to when it is produced and sold or basis swaps to lock the price difference.

              Our predominant variable operating cost is energy, which is comprised primarily of natural gas and electricity. We are therefore sensitive to movements in natural gas prices and electricity. Assuming normal operating conditions, we annually purchase a total of approximately 8 million MMBTUs of natural gas. Accordingly, a $1.00 per MMBTU change in natural gas prices would increase or decrease our natural gas costs by approximately $8.0 million. We annually consume a total of approximately 822 million KWH of electricity. A $0.01 per KWH change in electricity prices would increase or decrease our cost of electricity by approximately $8.0 million.

              From time to time, we use swaps, futures, forwards and other derivative instruments to manage exposure to commodity price risks associated with the purchase or sale of crude oil, finished products and natural gas to fuel our refinery operations. We may also use these instruments to manage price risks associated with inventories above a baseline we set for our target levels of hydrocarbon inventories. We may engage in the purchase and sale of physical commodities, derivatives, options, over-the-counter products and various exchange-traded instruments. We mark-to-market our derivative instruments and recognize the changes in their fair value in our statements of operations.

Interest Rate Risk

              As of September 30, 2014, all of the $541.8 million of outstanding borrowings under the Refining term loan were subject to floating rates. Borrowings outstanding under the Refining term loan bear interest at the greater of 1.25% or LIBOR plus an applicable margin. An increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $5.4 million per year.

              As of September 30, 2014, there were no borrowings under the $100 million Refining revolving credit facility which bears interest at floating rates. If the Refining revolving credit facility were fully drawn for an entire year, an increase of 1.0% in the LIBOR rate would result in an increase in our interest expense of approximately $1.0 million per year.

              We use interest rate swaps to manage our exposure to interest rate risk. In 2013, we entered into an interest rate swap agreement with a counterparty that we believe to be creditworthy, that hedges our exposure to the cash flow risk caused by the effects of LIBOR changes associated with the Refining term loan. The interest rate swap effectively converts $541.8 million of our LIBOR based debt to fixed rate debt having an interest rate of 6.923%. This swap agreement matures in April 2018 and has been designated as a cash flow hedge. To date, there has been no ineffectiveness on this cash flow hedge. The interest rate swap is settled quarterly and marked to market with all unrealized gains and losses recognized in the consolidated statements of operations and comprehensive income (loss). The realized portion of the cash flow hedge is recorded in interest expense in the consolidated statements of operations and comprehensive income (loss), included elsewhere in this prospectus.

Credit Risk

              We are subject to risk of losses resulting from nonpayment or nonperformance by our customers, the largest of which is MLC. We will continue to closely monitor the creditworthiness of customers to whom we grant credit and establish credit limits in accordance with our credit policy.

Concentration Risk

              JPMVEC accounted for 78% of our total sales for the nine months ended September 30, 2014 and 79% of our total sales for nine months ended September 30, 2013. JPMVEC accounted for 63% and 63% of total trade accounts receivable as of September 30, 2014 and December 31, 2013, respectively. JPMVEC accounted for 86% of the total crude oil barrels purchased for the nine months ended September 30, 2014 and 89% of our total crude oil purchased for the nine months ended September 30, 2013.

Recent Accounting Pronouncements

              In May 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2016 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. We are currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

              There are no other recently issued accounting pronouncements requiring adoption subsequent to September 30, 2014 that would have a significant impact on our results of operations or financial position.

 INDUSTRY OVERVIEW

Introduction

              Oil refining is the process of separating hydrocarbon molecules present in crude oil and converting them into marketable, finished petroleum products, such as gasoline, diesel fuel, jet fuel, lubricants and petrochemicals. Refining is primarily a margin-based business where both the feedstock (primarily crude oil) and refined petroleum products are commodities with fluctuating prices. Refiners create profit by selling refined petroleum products at prices higher than the costs of acquiring crude oil and other feedstocks, and by managing operating costs. It is important for a refinery to maximize the yields of high value finished products and to minimize the costs of feedstock and operating expenses. Access to robust supply and distribution infrastructure such as pipelines or crude-by-rail infrastructure that can deliver low-cost crude oil is also a key driver of profitability.

              The United States has historically been the largest consumer of petroleum-based products in the world. According to the Energy Information Administration's (the "EIA") 2014 Refinery Capacity Report, there were 139 operating oil refineries in the United States in January 2014, with a total refining capacity of approximately 17.7 million bpd. High capital costs, historical excess capacity and environmental regulatory requirements have limited the construction of new refineries in the United States over the past 30 years. Domestic operating refining capacity has increased at a compounded annual growth rate of 0.3% between January 1982 and January 2014, from 16.1 million bpd to 17.7 million bpd, according to the EIA. This net increase in capacity is the result of efficiency measures and expansions at various refineries, partially offset by the closure of more than 120 smaller and less efficient refineries.

Ownership of Refineries

              Refineries typically are owned by either integrated oil companies or independent entities. Integrated oil companies have upstream operations, which are concerned with the exploration and production of crude oil, combined with downstream businesses such as refining, marketing, logistics and petrochemicals.

              An independent refiner has no proprietary crude oil production, and it purchases its feedstocks on the open market under term or spot contracts. Refiners distribute their products through bulk, wholesale or retail channels under term and spot contracts. Many refiners, both integrated and independent, distribute part of their refined products through retail outlets. However, in PADD I, home to New York Harbor, a major product trading hub and the New York Mercantile Exchange ("NYMEX") delivery point, the bulk market is a particularly important market for refiners.

              In recent years, many integrated oil companies have sought to lower their exposure to the refining sector. Of the total refining capacity in the United States, approximately 57.7% or 10.4 million bpd, is currently owned and operated by independent refining companies compared to 2002 when approximately 36.6%, or 6.1 million bpd, was owned by independent refining companies. The remaining capacity is controlled by integrated oil companies. Because of this trend, the refining industry increasingly must rely on its own operations for its profitability. We believe this trend will continue.

Refining Basics

              Refineries are uniquely designed to process specific types of crude oils into selected products. In general, each of a refinery's different process units performs one of three functions:

  •
  separate through distillation the many types of hydrocarbons present in crude oil into a number of different components, ranging from light to heavy;

  •
  catalytically or thermally convert the separated hydrocarbons into more desirable products; and

  •
  treat the products by removing unwanted elements and compounds.

              Each function in the refining process is designed to maximize the value of the refined petroleum products produced. Below is a general description of refinery process units. Not all refineries possess each of these units.

              Distillation.    Typically crude oil is initially processed at a refinery in the atmospheric and vacuum distillation units. Crude oil is separated by boiling point in the distillation units under high heat and low pressure and recovered as hydrocarbon fractions. The lowest boiling fractions, including gasoline and LPG, vaporize and exit the top part of the atmospheric distillation unit. Medium boiling liquids, including jet fuel, kerosene and distillates such as gasoil, heating oil and diesel fuel, are drawn from the middle of the distillation unit. Higher boiling liquids, such as fuel oils and the highest boiling liquids, called residuum, are drawn together from the bottom of the atmospheric distillation unit and separated further in the vacuum distillation unit. Vacuum residues can be used for fuel oil or bitumen production. The various fractions are then pumped to the next appropriate unit in the refinery for further processing into higher value products or are sent to storage tanks for sale to customers.

              Conversion.    The next step in the refining process is to convert the hydrocarbon fractions into distinct products. One of the ways of accomplishing this is through "cracking," a process that breaks or cracks higher boiling fractions into more valuable products, such as gasoline, distillates and gasoil. The most important conversion units are the hydrocracker, the FCC unit and the coker. Thermal cracking is generally accomplished in the coker. The coker upgrades residuum into naphtha, distillate and gasoil and produces coke as a residual. Catalytic cracking is accomplished in the hydrocracker and/or FCC unit. Hydrocrackers receive feedstocks from cokers, FCCs and crude oil distillation units and convert lower value intermediate products into gasoline, naphtha, kerosene and distillates under very high pressure in the presence of hydrogen and a catalyst. The FCC unit converts gasoil and some residual from the crude oil distillation units into LPG, gasoline and distillates by applying heat in the presence of a catalyst. An FCC unit produces a higher percentage of gasoline, whereas a hydrocracker produces a higher percentage of diesel.

              The reformer converts naphtha, or low-octane gasoline fractions, into higher octane gasoline blendstocks, which are used to increase the overall octane level of the gasoline pool. The alkylation unit reduces the vapor pressure and enhances the octane of gasoline blendstocks produced by the FCC and coker units through the conversion of light olefins to heavier, high-octane paraffins.

              Removal of Impurities.    Lastly, the intermediate products from the distillation and conversion processes are treated to remove impurities, such as sulfur, nitrogen and heavy metals and are processed to enhance octane, reduce vapor pressure and to meet other product specifications. Treatment for sulfur, nitrogen and metals is most-commonly accomplished in hydrotreating units by heating the intermediates under high pressure in the presence of hydrogen and catalysts.

Crude Oil Quality

              The quality of crude oil dictates the level of processing and conversion necessary to achieve the optimal mix of finished products. In seeking to maximize their refining margins, refiners strive to process the optimal mix or slate of crude oils through their refineries, depending on their refinery's conversion and treating equipment, the desired product output and the relative price of available crude oils. The terms light, medium and heavy when used in reference to crude oils refer to their density and the terms sweet and sour refer to their sulfur content. These terms are often used in conjunction with each other to describe the qualities of crude oil.

              Density.    The less dense the crude oil, the lighter and thinner it is. Conversely, the more dense the crude oil, the heavier and thicker it is. Density is technically classified by the American Petroleum Institute in terms of "API degrees." The higher the API degree, the lighter the crude oil. Light crude oils generally exceed 35° API, while heavy crude oils feature densities of 28° API or less. Crude oil varieties within the range of 28° API and 35° API are commonly known as medium crude oils.

              Sulfur content.    Crude oil is considered sweet, or low-sulfur, if its sulfur content is less than 1.0% and sour, or high-sulfur, if its sulfur content is 1.0% or more.

Industry Terminology

Crack Spreads

              Crack spreads are a proxy for refining margins and refer to the margin that would be derived from the simultaneous purchase of crude oil and the sale of refined petroleum products, in each case at the then-prevailing price. The 2-1-1 crack spread assumes two barrels of crude oil will be converted, or "cracked," into one barrel of gasoline and one barrel of heating oil or diesel fuel. Average 2-1-1 crack spreads vary from region to region throughout the United States, depending on the supply and demand balances of crude oils and refined products.

              Actual refinery margins vary from benchmark crack spreads due to the actual crude oils used and products produced, transportation costs, regional differences and the timing of the purchase of the feedstock and sale of light products.

Benchmark Crude Oils

              Crude oil pricing is generally quoted in reference to the classification of the crude oil, which is based on certain physical characteristics, the source of its production and the major trading hub with which it is associated. Relevant classifications of crude oil include:

  •
  West Texas Intermediate ("WTI"). WTI is a grade of crude oil that is described as light because of its relatively low density, and sweet because of its low sulfur content. Cushing, Oklahoma is a major trading hub for WTI and has been the delivery point for crude oil contracts, and therefore the price settlement point, on the NYMEX for over three decades.

  •
  Louisiana Light Sweet ("LLS"). LLS is a major benchmark for light, sweet crude oil that is sourced from the Gulf Coast region. It has a slightly higher density and slightly lower sulfur content than WTI.

  •
  Brent crude oil ("Brent"). Brent is a major trading classification of light, sweet crude oil comprised of Brent, Forties and Oseberg and Ekofisk, which are types of crude oil blends sourced from the North Sea. The Intercontinental Exchange ("ICE") is a major trading hub for Brent. Petroleum suppliers in Europe, Africa and the Middle East often set prices for Brent crude oil according to its value on the ICE if it is being sold in the Western Hemisphere.

Light-Heavy Crude Oil Differential

              The light-heavy crude oil differential is the price differential between heavy (high density), sour (high sulfur) and light (low density), sweet (low sulfur) crude oils.

Product Differentials

              Because refineries produce many other products that are not reflected in crack spreads, product differentials relative to the products reflected in the crack spreads are calculated to analyze a given refinery's product mix advantage. Refineries that have an economic advantage are those that produce relatively high volumes of premium products, such as premium and reformulated gasoline, low-sulfur diesel fuel and jet fuel and relatively low volumes of lesser valued products, such as LPG, residual fuel oil, petroleum coke and sulfur.

Operating Costs

              Major operating costs for refineries include employee labor, maintenance and energy. Employee labor and maintenance are relatively fixed costs that generally increase in proportion to inflation. By far, the predominant variable cost is energy such as natural gas, electricity and refinery fuel gas.

Refinery Products

              The main products produced by a refinery are as follows:

              Gasoline.    One of the most significant refinery products is motor gasoline. Various gasoline blendstocks, including RBOB and CBOB, are blended to achieve specifications for regular and premium grades in both summer and winter gasoline formulations. Additives are often used to enhance performance and provide protection against oxidation and rust formation.

              Middle Distillates.    Middle distillates are diesel fuels, heating oil and kerosene. Diesel fuels are used for on-road vehicles, construction equipment, locomotives and stationary and marine engines. Heating oil fuels are used for home heating, oil-fired heating plants and boilers. Kerosene is used for jet fuel, cooking, space heating, lighting and solvents and for blending into diesel fuel.

              Residual Fuels.    Many marine vessels, power plants, commercial buildings and industrial facilities use residual fuels or combinations of residual and distillate fuels for heating and power generation. Bitumen, a low-value residual product, is used primarily for asphalt coating of roads and roofing materials.

              Petrochemical Feedstocks.    Many products derived from crude oil refining, such as ethylene, propylene, butylene, isobutylene, tetramer, nonene, toluene, xylene and benzene are primarily intended for use as petrochemical feedstocks in the production of plastics, synthetic fibers, synthetic rubbers and other products. A variety of petrochemical feedstocks are produced for use as solvents, including benzene, toluene and xylene.

              Naphtha.    Naphtha is a low-octane gasoline product used as a feedstock by the chemicals industry and for catalytic reforming and the production of hydrogen.

              Propane.    Propane is a natural gas liquid with a variety of commercial, residential and industrial uses primarily as a fuel, and for heating and refrigeration.

              Niche Refined Petroleum Products.    Various refined petroleum products are produced in relatively small quantities such as lubricant base oils, biofuels and other refined petroleum products. These products are commonly used as blending components for transportation fuels or as lubricants.

Refinery Complexity

              Refinery complexity refers to an oil refinery's ability to process feedstocks, such as heavier and higher sulfur content crude oils, into value-added products. Refinery complexity is commonly measured by the Nelson Complexity Index. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude oil distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude oil distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude oil distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude oil distillation for the same amount of throughput.

Refinery Location

              The location of an oil refinery has an important impact on its refining margin since the location influences its ability to access feedstocks and distribute its products efficiently. The location also dictates whether the feedstocks and products can be transported via waterborne vessels, pipelines, rail or tank trucks. Refiners seek to maximize their profits by placing their products in the markets where they receive the highest margins. Historically, for example, refiners whose refineries and logistics systems are situated in areas of high petroleum consumption enjoy a competitive advantage over other suppliers in product distribution and in satisfying local demand. The map below shows the five regions in the United States (called Petroleum Administration for Defense Districts or "PADDs"), which have historically experienced varying levels of refining profitability due to regional market conditions.

Current Industry Trends Relevant to Our Business

              The competitive landscape for U.S. refiners has been transformed by the growth of domestic crude oil. With the advent horizontal drilling and hydraulic fracturing, shale basins in the midcontinent of the U.S. began growing at accelerating rates in 2010 and 2011. This growth quickly overwhelmed a pipeline infrastructure that was ill-equipped to handle the volume of crude oil that needed to move from the interior of the United States to the coasts. As a result, the price of domestic crude oil, as represented by the WTI price marker, discounted relative to foreign crude oil, as represented by the Brent price marker. This discount has provided incentive for midstream logistics companies and refiners to build the infrastructure necessary to access this low-cost crude oil including crude-by-rail infrastructure that has been developed over the past several years. We believe that refiners with access to this lower-cost crude oil have benefitted from more attractive refining margins than those that lacked access. This margin environment has driven increased refinery utilization and increased exports of distillate while displacing significant volumes of imported of gasoline, transforming the United States into a net exporter of transportation fuels.

              Prior to the developments described above, PADD I refiners suffered from reliance on more expensive foreign crude oil and refining overcapacity in the Atlantic Basin, leaving them with little or no competitive advantage relative to European refiners that supplied the incremental refined product to PADD I. As a result, numerous refineries in PADD I, as well as refineries in Eastern Canada and the Caribbean that historically served PADD I demand, closed in the time period from 2009 to 2012. Since then, however, the competitive position and earnings capacity of PADD I refiners like us has been transformed by (i) growth in domestic crude oil production, (ii) the development of new crude oil transportation infrastructure in the shale basins and in PADD I, and (iii) Atlantic Basin refinery closures.

Growth in Domestic Crude Oil Supply

              In recent years the U.S. refining industry has benefitted from growth in U.S. crude oil production, especially production in the Bakken, Eagle Ford and Permian shale basins. Due to advances in unconventional drilling technology and improved drilling economics, crude oil production in the United States increased by 60%, from approximately 5.4 million bpd in January 2010 to an average of nearly 9.0 million bpd in September 2014, representing a compound annual growth rate of 11.5%. The aforementioned shale basins drove substantially all of this growth, while conventional and offshore production was essentially flat. According to EIA, average daily crude oil production is expected to grow to 9.3 million bpd in 2015, though a recent drop in the price of crude oil and elevated volatility introduces additional uncertainty.

Crude Oil Production from Major U.S. Shale Basins January 2010 - September 2014 (mbpd)	U.S. Imports of Light Crude Oil January 2010 - September 2014 (mbpd)

Source: EIA

              The production from these shale basins is predominantly light, sweet crude oil, with gravity in excess of 35° API. As a result, coincident with the growth in crude oil from these shale basins, U.S. imports of light crude oil began declining in 2010 when imports averaged over 2.0 million bpd. After reaching a relative high in June 2010 of 2.7 million bpd, U.S. imports of light crude oil (>35° API) have since declined to less than 750 thousand bpd in September 2014.

Supply and Logistics Constraints Drive Discounts in Domestic Crude Oil Relative to Foreign Crude Oil

              Historically, the United States has relied heavily on foreign crude oil imports which are received in waterborne vessels at coastal refineries and terminals. Given a concentration of U.S. refining capacity in the Gulf Coast, and significant refined product demand inland from the coast, much of the existing U.S. pipeline infrastructure was configured to move imported crude oil and domestic refined products from the Gulf Coast to other refining and population centers in the U.S. midcontinent and northern-tier states. With the growth of crude oil production in inland areas like the Bakken in North Dakota and both the Eagle Ford and Permian in the interior of Texas, new transportation infrastructure was needed to move crude oil generally in the opposite direction, to the coasts.

              This mismatch between existing logistics capabilities and the growing need for inland U.S. crude oil producers to transport their crude oil to major refining centers drove a meaningful difference in the price of inland domestic crude oil and coastal crude oil. Inland domestic producers were forced to discount their crude oil in order to clear the market. As a measure of this discount, WTI on average has traded at $10.54 per bbl less than Brent for the period from January 2010 to September 2014. This discount provided ample incentive for midstream logistics companies and others to invest in transportation infrastructure. As transportation infrastructure was built out to move crude oil from inland domestic producers to Gulf Coast refiners, LLS crude oil then began to regularly trade at a discount to Brent, signalling that the U.S. Gulf Coast was adequately supplied with light crude oil.

Calendar Month Average Brent-WTI ($/bbl)	Calendar Month Average Brent-LLS ($/bbl)

Source: Bloomberg

              The United States currently restricts exports of crude oil without a specific exemption. Because the United States remains an importer of light, sweet crude oil, we believe that this export ban, to-date, has not been a significant contributor to the price differentials between domestic and foreign crude oils. We believe, instead, that domestic, WTI-indexed crude oils have been and will continue to price at a discount to coastal crude oil markets due to the transportation costs associated with delivering these crude oils from the midcontinent of the United States to the refinery complexes on the U.S. East, West and Gulf Coasts.

Evolution of Crude-by-Rail from the Bakken

              Historically, lower 48-state domestic crude oil production was sourced from fields located principally in Texas, Louisiana and Oklahoma. As a result, the U.S. petroleum complex constructed a transportation network of pipelines which moved large volumes of domestic crude oil to the major refining centers in the Gulf Coast, midcontinent and northern-tier states. Without the necessary pipeline infrastructure, and with the high cost of transporting domestic crude oil by water on Jones Act vessels, refineries on the East Coast came to rely on waterborne imports of foreign crude oil. Recent production growth in Canada and the U.S. midcontinent placed considerable stress on the North American crude oil transportation network, which had limited capacity to move volumes east or west.

              The impact of logistical bottlenecks is particularly pronounced in the Bakken. This basin is home to limited refinery capacity. Therefore, almost all of the crude oil production in the Bakken must be marketed and transported to refineries outside of the region. The North Dakota Pipeline Authority estimated that the combination of local refining capacity and pipeline takeaway capacity, generally the least costly mode of transportation for a shipper, totalled less than 400 thousand bpd in 2010. Though this capacity has grown since then, to an estimated 773,000 bpd, it is not adequate to transport the 1.3 million bpd of crude oil that is currently produced in the Bakken.

              As Bakken production began to accelerate in 2010 and 2011, midstream logistics companies constructed rail transloading terminals that are capable of receiving crude oil by truck and gathering pipelines, storing this crude oil in tanks and then loading it into rail tank cars for transport across existing rail infrastructure. As of 2014, the North Dakota Pipeline Authority estimates that there are 18 rail terminals in the Bakken capable of loading 1.3 million bpd of crude oil. A combination of the basin's local refinery, pipelines, and rail now provide the Bakken with adequate takeaway capacity to service existing production levels.

Bakken Takeaway Capacity vs. Crude Oil Production Year-End 2010 - 2014 (mbpd)	Bakken Rail Terminals Year-End System Capacity (mbpd)

Company	Location	2010	2014

EOG Resources
Dakota Plains
High Sierra
Crestwood
Hess
Bakken Oil Epress
Savage Services
Enbridge
Great Nothern Midstream
Musket
Plains
Plains
Global/Basin Transload
Global Basin Transload
Enserco
Northstar Transloading
Total

	Stanley, ND New Town, ND Donnybrook, ND Epping, ND Tioga, ND Dickinson, ND Trenton, ND Berthold, ND Fryburg, ND Dore, ND Ross, ND Van Hook, ND Stampede, ND Zap, ND Gascoyne, ND Fairview, MT	65 20 10 — — — — — — — — — — — — — 95	65 80 10 160 70 200 90 80 60 70 65 65 80 80 65 20 1,260

Source: North Dakota Pipeline Authority

              We believe that growth in production from the nearby Permian and Eagle Ford basins can economically meet most of the Gulf Coast refiners'demand for light, sweet crude oil. The ample supply of light, sweet crude oil in the Gulf Coast, that has a freight advantage relative to Bakken crude oil, has resulted in a strong incentive for Bakken producers to move crude oil to the East or West Coasts by rail, and has driven a significant discount between the price that a crude oil producer receives in the Bakken region and the benchmark WTI and LLS crude oil marker prices.

              The development of this crude-by-rail infrastructure in the Bakken, together with extensive existing railroad infrastructure and recently developed unloading facilities such as the North Yard Terminal, provides those refineries without any pipeline connection to the producing basins with low-cost crude oil relative to foreign waterborne crude oil. While crude-by-rail can be more expensive than transporting crude oil by pipeline (ignoring the upfront capital investment), rail offers several advantages over pipelines: (i) the time to plan, permit and construct the infrastructure necessary to access the existing national rail network is considerably shorter than for a newly-constructed pipeline; (ii) crude-by-rail creates flexibility to move swiftly and capitalize on market imbalances and to redeploy assets if bottlenecks arise; (iii) the national rail network is capable of connecting all major refining centers with all major crude oil producing basins, providing optionality of supply; and (iv) crude-by-rail avoids large financial commitments to long-term take-or-pay contracts and line-fill as is typical with new pipeline construction.

Access to Domestic Crude Oil Provides Certain Refiners an Input Cost Advantage

              Given the large price differential between domestic and foreign crude oil over the past several years, refiners that have had access to low-cost domestic crude oil have demonstrated consistently higher margins relative to refiners that did not have access. Until the transportation infrastructure described above was built out, refineries in PADD II (Midwest), PADD III (Gulf Coast) and PADD IV (Rocky Mountain) have had access to these cheaper domestic crude oils via pipeline while refineries in PADD I (East Coast) and PADD V (West Coast) had to rely more heavily on waterborne imports or costly deliveries of domestic crude oil from the Gulf Coast via Jones Act compliant coastal barges and vessels.

              This advantage is reflected in comparing the 2-1-1 crack spread using WTI crude oil as the input against the same crack spread using Brent crude oil as the input. For the period from January 2010 to September 2014, the difference in these two crack spreads averaged $10.60 at the New York Harbor market. While there are transportation costs and other factors that impact a refiner's actual profitability from market-to-market, this sizeable crack spread differential illustrates the advantage of access to domestic crude oil over the past several years.

Calendar Month NYH 2-1-1 WTI Crack Spread January 2010 - September 2014 ($/bbl)	Calendar Month NYH 2-1-1 Brent Crack Spread January 2010 - September 2014 ($/bbl)

Source: Bloomberg

              With access to domestic crude oil by rail, PADD I refiners have recently improved their refining margins.

The United States in Becoming a Larger Exporter of Gasoline and Distillate

              Coincident with accelerating crude oil production growth in the U.S. shale basins in 2010 and 2011, U.S. refining capacity utilization has increased from the lowest annual utilization rate in over 20 years of 85.2% in 2009 to the highest utilization in the last 10 years of 90.1%, for the nine months ended September 30, 2014. The United States has become a net exporter of gasoline and distillate, driven predominantly by increasing distillate exports and shrinking gasoline imports.

Refinery Capacity Utilization Annual Avg. 2010—YTD September 2014 (%)	U.S. Imports / (Exports) of Gasoline and Distillate Annual Avg. 2009—YTD September 2014 (mbpd)

Source: EIA

              This dynamic, together with 15 refinery closures in Europe during this same time period, representing combined refining capacity of over 1.7 million barrels, according to Platts, illustrates the improved competitive position of U.S. refiners, particularly relative to European refiners.

Overview of PADD I

Evolution of Crude-By-Rail Infrastructure Provides Access to Low-Cost Domestic Crude Oil

              Based on company announcements and EIA, over the course of the last several years, midstream companies and refiners have constructed eight crude oil rail unloading terminals in PADD I, with stated unloading capacity of 1.0 million bpd, including the North Yard terminal. This unloading capacity represents 79% of operable distillation capacity in PADD I on a calendar day basis, as calculated by EIA. This unloading infrastructure establishes PADD I as a reliable destination for low-cost domestic crude oil, particularly crude oil from basins like the Bakken. In fact, according to EIA data, domestic crude oil has grown from 2.1% of refinery receipts of crude oil in 2008 to 28.0% in 2013 for PADD I. Since 2013, both domestic crude oil production and the capacity of the infrastructure required to move this crude oil to PADD I have increased. This access provides an input cost advantage relative to foreign refineries and, consequently, improves the competitive position of PADD I refiners, particularly as compared to European refiners, in supplying PADD I.

 PADD I Unit Train Crude Oil Unloading Facilities

Source: EIA and Company Reports

Refinery Closures in PADD I, the Caribbean and Eastern Canada Reduce Local Supply

              Over the 2009-2012 period, three refineries in PADD I (Sunoco's Eagle Point and Marcus Hook refineries, and Western Refining's/Plains' Yorktown refinery), one refinery in Eastern Canada (Shell's Montreal refinery) and two refineries in the Caribbean (Hovensa's St. Croix refinery and Valero's Aruba refinery) have closed or been idled (in the case of Aruba), removing a total of approximately 1.3 million bpd of operable refining capacity. This excludes operating refineries in Paulsboro, NJ, Savannah, GA and Bradford, PA, with aggregate refining capacity of 109 thousand bpd that focus on the production of asphalt or other specialty refined products and do not meaningfully impact the market for transportation fuels in PADD I.

VALERO
VLO: Quebec City
• Capacity 235,000 bpd
RDS: Montreal (Closed)
• Closed June 2010
• Capacity: 130,000 bpd
United: Warren
• Capacity: 65,000 bpd
ERGON
Ergon: Newell
• Capacity 22,300 bpd
SUN: Westville (Closed)
• Closed October 2009
• Capacity: 145,000 bpd
SUN: Marcus Hook (Closed)
• Closed January 2012
• Capacity: 178,000 bpd
IRVING
Irving: St. John
• Capacity 300,000 bpd
66
PSX: Linden (Bayway)
• Capacity 238,000 bpd
PHILADELPHIA ENERGY SOLUTIONS
PES: Philadelphia
• Capacity 335,000 bpd
• Formed September 2012
PBF
PBF: Paulsboro
• Capacity: 180,000 bpd
DELTA
DAL: Trainer
• Capacity 185,000 bpd
• Acquired June 2012
Western Refining
WNR: Yorktown (Closed)
• Closed September 2010
• Capacity: 65,000 bpd
PBF
PBF: Delaware City
• Capacity: 190,000 bpd

Source: EIA and Company Reports

              This reduction in refining capacity, combined with PADD I refiners gaining access to low-cost domestic crude oil, has improved the competitive position of remaining PADD I refiners, particularly relative to European refiners. PADD I refiners now benefit from lower input and utility costs, in the form of less-expensive crude oil and natural gas, and have a transportation cost advantage relative to imports in serving the PADD I market. While PADD I refiners do not have a cost advantage over Gulf Coast refiners, supply of product from that region, particularly to the Mid-Atlantic and New England portions of PADD I, are constrained by the capacity available on the Colonial Pipeline and the availability and cost of Jones Act compliant waterborne coastal barges and vessels.

Nature of Product Supply and the Sub-PADDs

              According to the EIA, total demand for refined products in PADD I, which is the region in which we operate, represented approximately 27.3% of total U.S. refined products demand in 2013, making it the largest PADD by demand. PADD I is comprised of three different sub-PADDs, namely PADD IA (New England), PADD IB (Mid-Atlantic) and PADD IC (Lower-Atlantic), all of which have very different supply and demand dynamics as described by EIA and summarized below.

PADD IA, New England

              PADD IA is comprised of the New England states of Maine, New Hampshire, Vermont, Massachusetts, Rhode Island and Connecticut. PADD IA has no refineries and is supplied by imported refined products, the majority of which are sourced from Eastern Canadian refineries, and by U.S. refiners, mostly located in PADD IB.

              PADD IA has a highly seasonal demand for distillate because, in addition to being used as a transportation fuel, distillate is also used in this region for space heating in the winter.

PADD IB, Mid-Atlantic

              PADD IB is comprised of the Mid-Atlantic States of New York, Pennsylvania, New Jersey, Delaware, Maryland and Washington DC. PADD IB is supplied by in-region production, imported refined products and receipts of refined products from other PADDs. According to EIA, 98% of total PADD I operating refining capacity is located in PADD IB, mostly in refining centers in the greater Philadelphia area, Delaware, southern New Jersey and New York Harbor. The majority of PADD I B imports enter New York Harbor. The Colonial Pipeline also brings Gulf Coast supplies into PADD IB, serving the Baltimore-Washington metropolitan areas before ending in New York Harbor.

              New York Harbor is a large hub for petroleum products trade and distribution. Select terminals in New York Harbor are the approved delivery locations for the Chicago Mercantile Exchange ("CME") and NYMEX RBOB (gasoline) and ULSD (distillate) futures contracts. Refined product is supplied from the harbor terminals to pipelines serving inland locations and regional airports and via barge to other terminals in PADD IA and PADD IB.

PADD IC, Lower-Atlantic

              PADD IC includes the Lower-Atlantic states of West Virginia, North Carolina, South Carolina, Georgia and Florida. PADD IC is supplied primarily from PADD III via the Colonial and Plantation Pipelines. These pipelines form the major corridor for Gulf Coast supplies to reach markets along much of the East Coast of the United States. Colonial Pipeline continues through PADD I to New York Harbor, while Plantation Pipeline terminates just south of Washington, DC. Florida relies on waterborne deliveries from Gulf Coast refineries but also imports refined products from the Atlantic Basin market and, recently, has come to rely on shipments of refined products from PADD IB on Jones Act compliant coastal barges.

PADD I Refined Product Supply and Demand Imbalance

              Within PADD I, refined product production capacity is currently insufficient to meet overall demand. To offset its refined product imbalance, PADD I receives refined products from other domestic PADDs or imports refined products from international markets. The limited capacity of the Colonial Pipeline, which is regularly full, as well as the cost and limited availability of Jones Act compliant vessels that provide another means of supply from PADD III, constrain the volume of products supplied from the Gulf Coast. As a result, there are significant volumes of refined products imported from outside the United States into PADD I. These imports are generally more costly to supply than refined products from the United States, given Brent-based crude oil feedstock and higher natural gas and freight costs relative to supply from U.S. refiners. As such, international, Brent-based products tend to set the marginal price in PADD I, providing a PADD I refiner that sources domestic crude oil some level of margin advantage.

Gasoline Supply to PADD I by Origin Total = 3.1 million bpd (YTD September 2014)	Distillate Supply to PADD I by Origin Total = 1.9 million bpd (YTD September 2014)

Source: EIA

              The majority of PADD I gasoline is supplied by other U.S. PADDs, predominantly PADD III, which supplied 64.4% of the 3.1 million bpd of PADD I gasoline for the nine months ended September 30, 2014. The balance of the supply was provided by PADD I refiners and imports, which accounted for 18.2% and 17.4% of the supply, respectively. Net imports of gasoline have decreased from prior periods, as imports have been displaced by additional supply from the Gulf Coast following an expansion of the Colonial Pipeline in 2012, however, the incremental supply of gasoline is still sourced from international markets. The net import of gasoline was sizeable at 525 thousand bpd for the nine months ended September 30, 2014 and has averaged 709 thousand bpd for the five prior years. PADD I must price gasoline to attract this supply.

              Like gasoline, the majority of the distillate supplied to PADD I is supplied by other U.S. PADDs, predominantly PADD III, which supplied 63.9% of the 1.9 million bpd of distillate supplied to PADD I for the nine months ended September 30, 2014. The balance of the supply was provided by PADD I and imports, which accounted for 23.1% and 13.0% of supply, respectively. While PADD I remains a net importer of distillate, there are significant distillate exports. In the nine months ended September 30, 2014 PADD I exported 77 thousand bpd and had averaged 97 thousand bpd of exports for the five years prior. These exports are primarily shipped to Europe. We believe that distillate prices in PADD I generally reflect the value of the exported volumes of distillate.

BUSINESS

Overview

              We are a holding company with two operating subsidiaries, Refining and Logistics, that operate our refining and logistics business segments, respectively. Refining is a merchant refiner and marketer that operates the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility (collectively, the "Philadelphia refining complex") on a 1,400 acre site. The Philadelphia refining complex is the largest refining complex in PADD I and the 10th largest in the United States. Since January 1, 2015, Logistics has operated a crude oil rail unloading terminal with the capacity to unload four crude unit trains per day, or 280,000 bpd (the "North Yard terminal"), which provides certain logistics services to Refining. The North Yard terminal is located adjacent to the Philadelphia refining complex and is the East Coast's largest crude oil rail unloading terminal. The separation of our business into the refining and logistics segments provides flexibility in how we allocate capital and access capital markets, in order to balance the growth of our businesses and the return of capital to our stockholders. We intend to explore growth opportunities in both of our segments, either organically or through third-party acquisitions. These growth opportunities could include investments either upstream, downstream or within our current operations, including opportunities at the Philadelphia refining complex. Following this offering, and subject to market conditions, in order to grow our logistics segment, we intend to explore an initial public offering of a growth oriented master limited partnership ("MLP") that owns a substantial portion of our logistics segment and that will be focused solely on providing logistics services to Refining and third parties (the "Logistics IPO").

              Upon our formation, we believed that rapid growth in the production of light, sweet domestic crude oil from developing shale formations such as the Bakken, Eagle Ford and Permian, coupled with relatively static domestic distillation capacity, would create opportunities to source domestic crude oil at advantaged prices relative to other sources of crude oil. We believe we can continue to capitalize on this development by operating the North Yard terminal, the largest crude oil unloading terminal on the East Coast. In addition, we believe the refined product supply and demand balance in PADD I has become increasingly favorable for us with the closure of numerous refineries that had previously supplied the East Coast. To take advantage of these opportunities, we have made capital investments in a number of organic growth projects discussed below, including the North Yard terminal, and developed a network of supply relationships to transform the Philadelphia refining complex from a facility that primarily relied on waterborne foreign crude oil to one that can receive and process up to 80% domestic crude oil.

              Refining has 335,000 bpd of combined distillation capacity, which accounts for approximately 26% of the PADD I total distillation capacity. Refining is able to capitalize on the recent rise in production of light, sweet domestic crude oil, which is a preferred feedstock for refineries with cat-cracking configurations such as ours, and has demonstrated the ability to process up to 275,000 bpd of domestic crude oil. With the North Yard terminal and access to nearby third party crude oil rail unloading terminals, Refining can receive over 300,000 bpd of domestic crude oil by rail. With its long-term throughput contract with Sunoco Logistics at the Fort Mifflin Terminal, Refining also has the capability to receive and handle more than 300,000 bpd of domestic or foreign crude oil delivered by waterborne vessels. The Philadelphia refining complex produces a full range of transportation fuels, such as gasoline and ultra-low sulfur diesel, as well as other refined products, including home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur. These products are marketed and distributed by truck, rail, pipeline and waterborne vessels throughout population centers in the northeastern United States and by waterborne vessels to international markets.

              Logistics owns and operates the North Yard terminal and currently generates all of its revenue under a ten-year, fee-based commercial agreement with Refining, pursuant to which Logistics charges Refining fees for receiving, handling and transferring crude oil through the North Yard terminal. The commercial agreement is supported by a 170,000 bpd minimum volume commitment, a $1.90 per barrel fee and inflation escalators, which we believe will enhance the stability and predictability of the cash flows we receive from Logistics. Please read "—Logistics Business—Commercial Agreement with Refining."

Competitive Strengths

              We have a number of competitive strengths that we believe will help us to successfully execute our business strategy:

              Refining Assets with Significant Scale and Flexibility.    The Philadelphia refining complex is a large-scale facility with a combined distillation capacity of 335,000 bpd, which makes it the largest refining complex in PADD I and the 10th largest in the United States. It has a cat-cracking configuration and a Nelson Complexity Index of 9.8 based on primary distillation and secondary processing capacity. The Girard Point and Point Breeze facilities are located adjacent to one another and, as a result, benefit from operating cost efficiencies arising from shared infrastructure and support functions. By blending intermediate product streams from both facilities, Refining can optimize product yields at the Philadelphia refining complex. While the Girard Point and Point Breeze facilities are connected, the primary processing units are each operated autonomously, which enhances the stability of our cash flows.

              Access to Low-Cost Domestic Crude Oil.    Over the last several years, domestic production of crude oil has increased, driven by application of hydraulic fracturing and horizontal drilling techniques in shale formations. This incremental production consists of predominantly light, sweet crude oil, which is a preferred feedstock for refineries with cat-cracking configurations such as ours. However, much of the United States' existing crude oil pipeline infrastructure is directed at serving refiners in PADD II and PADD III. Due to these logistical constraints, until recently these midcontinent and Gulf Coast refiners had benefited from access to low-cost domestic crude oil, while refiners in PADD I, including the Philadelphia refining complex, relied predominantly on waterborne delivery of more expensive foreign crude oil. Many of the midcontinent and Gulf Coast refineries are more complex and, therefore, are designed to process a heavier, more sour crude oil slate. As increasing production of domestic crude oil in regions such as the Bakken shale has outstripped demand for this crude oil in the PADD II and PADD III refining centers, a crude-by-rail infrastructure developed to provide domestic crude oil producers with access to new markets like PADD I. This crude-by-rail infrastructure, including the North Yard terminal, has provided us access to domestic feedstocks that have been lower cost relative to foreign crude oil and has improved our competitive position. With price advantaged feedstocks, lower-cost natural gas and a freight advantage relative to European refineries, we are well-situated to competitively supply refined products to PADD I and are often in a position to economically export products, primarily diesel. While we believe that the value of domestic crude oil delivered by rail will continue to provide economic incentive to us to deliver crude oil through the North Yard terminal, in the event that the pricing environment changes we have the ability to supply the Philadelphia refining complex entirely through domestic or foreign waterborne crude oils.

              High-Value Product Slate.    The Philadelphia refining complex is located in PADD I, the largest refined products market in the United States. In the nine months ended September 30, 2014, PADD I accounted for approximately 34% of combined demand for gasoline, distillate fuel oil, kerosene and jet fuel in the United States. As a merchant refiner with scale and the ability to produce a wide range of high value transportation fuels, Refining is able to optimize its product slate to capture economic opportunities offered by prevailing market conditions. Refining generally produces 85% of its refined products as transportation fuels and can target a multitude of attractive markets for ultimate disposition of these products. These markets include (i) a large local market, (ii) a large and growing wholesale rack business in central and western Pennsylvania and upstate New York which Refining accesses through third-party pipelines, storage terminals and truck loading racks, (iii) New York Harbor, which Refining accesses through pipeline connections, including a connection to the Colonial Pipeline, (iv) other PADD I markets, which Refining accesses by barge, and (v) international markets which Refining accesses via exports from a third-party terminal on the Delaware River.

              Gasoline supplied to PADD I in 2013 totalled 3.1 million bpd, of which only 17.7% was supplied by PADD I refineries. The balance of the supply came from other areas of the United States (62.7% of PADD I supply), primarily shipments from the Gulf Coast through the Colonial Pipeline, and waterborne imports from foreign refiners (19.6% of PADD I supply). We believe that gasoline prices in PADD I generally reflect the cost of refining and delivering the marginal import barrel to market. Thus, our location in PADD I gives us a competitive advantage over U.S. refiners located in other PADDs and foreign refiners to transport and sell gasoline into PADD I profitably. Refining has the capacity to produce and market approximately 150,000 bpd of gasoline, including over 50,000 bpd of premium gasoline. However, if margins for regular grades of gasoline are more favorable based on prevailing market conditions, Refining is capable of shifting the production mix to either RBOB or CBOB. As further described below, Refining also has access to butane storage and handling assets that allow it to efficiently produce, buy, transport, store and blend butanes into gasoline throughout the year.

              Distillate products supplied to PADD I in 2013 totalled 1.7 million bpd, of which only 23.7% was supplied by PADD I refineries. The balance of the supply came primarily from other areas of the United States (66.8% of PADD I supply), primarily shipments from the Gulf Coast through the Colonial Pipeline, and waterborne imports from foreign refiners (9.4% of PADD I supply). Within PADD I, the New England states typically import significant volumes of distillate products, while distillate products are profitably exported from the Mid-Atlantic states when market conditions are favorable. The EIA estimates that in 2013 there were 109,000 bpd of distillates exported from PADD I, of which approximately 30,000 bpd were exported by Refining. We believe that distillate prices in PADD I generally reflect value of the exported distillate barrel. With hydrotreating capacity of 155,000 bpd, Refining is capable of producing 100% high-value ultra-low sulfur diesel from its distillate streams. However, if margins for other distillate products are more favorable based on prevailing market conditions, Refining can shift its production to other distillate products, such as kerosene, jet fuel or home heating oil.

              Access to Flexible Logistics.    Refining is able to efficiently source crude oil and deliver refined products to market through its access to an extensive logistics platform. This platform consists of (i) more than 300,000 bpd of unloading capacity at crude oil rail terminals, including the North Yard terminal, and more than 300,000 bpd of unloading capacity at crude oil marine terminals that provide the flexibility to purchase either domestic crude oil delivered by rail or water or foreign crude oil delivered by water, depending on the relative refining values of various crude oils; (ii) a newly constructed, on-site, third-party NGL rail terminal (the "NGL terminal"), 775,000 bbls of NGL storage assets connected by pipeline to the Philadelphia refining complex and rail access to other NGL storage assets that allow Refining to seasonally store, purchase and blend butanes into gasoline and (iii) a vast network of truck loading racks, pipelines, barges, refined product storage terminals and docks located at, or downstream from, the Philadelphia refining complex that enable Refining to market and distribute its refined products throughout PADD I and internationally.

              Experienced and Proven Management Team.    Our management team is experienced in the operation of refining and logistics assets, as well as the execution of organic growth and acquisition strategies. Several members of our management team have worked together successfully prior to our formation and have a track record of building value in similar businesses, including in the development and sale of Coffeyville Resources, LLC, a predecessor of CVR Energy, Inc. Along with our management team, which averages more than 20 years of industry experience, we benefit from senior-

level managers who transitioned from Sunoco as well as individuals with specific technical expertise that were recruited from former Sunoco refineries and other refiners.

Business Strategies

              Our primary business objective is to leverage our strengths to create stockholder value by implementing the following strategies:

              Optimize Crude Oil Supply.    Since our acquisition of the Philadelphia refining complex in September 2012, our management team has developed new supply chains, including the North Yard terminal, which commenced operations in October 2013. To complement these sourcing capabilities, we have also invested capital to increase the light crude oil processing capacity at the Philadelphia refining complex to 275,000 bpd of domestic crude oil. The capacity of the North Yard terminal was further expanded to 280,000 bpd in October 2014 and, as a result, domestic crude oil comprised 65% of our crude oil slate in the fourth quarter of 2014 compared to 9% of our crude oil slate in the fourth quarter of 2012 (the first full quarter of operation of the Philadelphia refining complex under our ownership). Refining's delivered cost of crude oil processed in the fourth quarter of 2012, for the full year 2013 and for the nine months ended September 30, 2014, stated as a favorable/(unfavorable) differential to the benchmark Dated Brent crude oil was $(3.85) per bbl, $(3.33) per bbl and $0.46 per bbl, respectively. This reduction in crude oil cost primarily reflects the advantage we realized from processing increasing amounts of domestic crude oil. In the fourth quarter of 2014, Refining ran a trial and demonstrated that it could process up to 275,000 bpd of domestic crude oil at the Philadelphia refining complex. With access to the North Yard terminal, the Fort Mifflin Terminal and other nearby third-party crude oil terminal facilities, we benefit from the ability to source more than 300,000 bpd of domestic crude oil by rail or more than 300,000 bpd of either domestic or foreign crude oil by waterborne vessels. We seek to optimize our production by processing the highest refining value, lowest cost crude oil to maximize earnings.

              Invest in the Operational Flexibility and Earning Capacity of the Philadelphia Refining Complex.    The Philadelphia refining complex was designed to process predominantly light, sweet crude oil. Since September 2012, we have made $156.8 million of growth capital investments, including (i) the construction of the North Yard terminal and subsequent expansion of its capacity to 280,000 bpd to access higher volumes of domestic crude oil, (ii) improvements in the light-ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and (iii) upgrading the metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. In addition, we have performed turnarounds at primary processing units (the crude units and FCCs) at Girard Point and Point Breeze in 2013 and 2014, and the next turnarounds at these units are not scheduled until 2018 and 2019, respectively. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and yield more valuable refined products, such as distillate products.

              Continue to Develop Our Logistics Business.    On January 1, 2015, we created our logistics business segment when the North Yard terminal was contributed to Logistics, and Refining and Logistics entered into a long-term, take-or-pay commercial agreement with minimum volume commitments and other ancillary agreements, including a service and secondment agreement. Subsequent to this offering, and subject to market conditions, we intend to explore the Logistics IPO. If consummated, we expect to retain 100% of the general partner interest and incentive distribution rights, as well as a significant portion of the limited partner interest in the issuer. We believe that this ownership structure will maximize our incentive and ability to grow and develop our logistics segment. While there can be no assurances that we will consummate the Logistics IPO, in conjunction with consummating that transaction we would expect to enter into an omnibus agreement that would give Logistics an option to purchase or right of first offer on certain logistics assets that are currently owned by Refining. Refining's logistics assets include the NGL terminal that we expect would be subject to a purchase option in favor of Logistics, as well as crude oil and refined product storage terminals, barge docks, a propane/propylene terminal and other assets that we expect would be subject to a right of first offer. While there can be no assurances it will do so, Logistics may also pursue opportunities to develop or acquire from third parties other midstream logistics assets that benefit Refining, or that provide services to third parties. These assets could include, among other things, crude oil rail loading terminals, marine vessels, rail cars, storage and blending terminals and wholesale truck racks.

              Develop Synergistic Businesses and Assets.    Our assets are located on a 1,400 industrial acre site in Philadelphia, Pennsylvania. The site, a significant portion of which is available for future development, has robust industrial infrastructure and direct access to highways, railways, pipelines and waterways. The rapid growth in production of natural gas and associated NGLs from the nearby Marcellus Shale has created incentives for the development of additional logistics infrastructure to bring these resources to our site. If pipeline access to this Marcellus Shale production develops, we believe the Philadelphia refining complex provides opportunities for business ventures that are synergistic with our assets, such as a co-generation power plant that could provide us with lower cost electricity and a more reliable source of steam, a hydrogen plant that could reduce our operating costs and increase desulfurization capacity and the conversion of one of our existing hydrotreaters into a mild hydrocracker to increase product yield and distillate quality. In addition, we are well situated to build businesses that benefit from inexpensive natural gas as a feedstock, such as petrochemical processing plants.

              Promote Operational Excellence in Reliability and Safety.    We believe that a favorable safety and reliability record, which can be measured and managed similar to all other aspects of our business, inherently impacts profitability. We will continue to emphasize safety in all aspects of our operations. We will continue to devote significant time and resources toward improving the safety, reliability and efficiency of our operations through our commitment to employee training and development programs and to our preventive maintenance programs.

              Maintain an Appropriate Capital Structure with Sufficient Liquidity.    We intend to maintain a capital structure with an appropriate amount of leverage and sufficient liquidity to invest in operational efficiencies that we believe will increase the overall earnings and cash flow generated by our business. As of September 30, 2014, we had $205.3 million of cash and cash equivalents, as well access to Refining's $100.0 million undrawn revolving credit facility, subject to borrowing base availability and other restrictions. We also entered into the intermediation agreement with MLC in October 2014 that allows us to minimize our investment in working capital at Refining and exposure to inventory price volatility.

              We cannot assure you, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read "Risk Factors."

Refining Business

Overview

              Refining is a merchant refiner that operates the Philadelphia refining complex, which is comprised of the 190,000 bpd Girard Point facility and the 145,000 bpd Point Breeze facility. Girard Point and Point Breeze process a mix of predominantly light, sweet crude oils from North Dakota, Texas, West Africa, Canada and other parts of the world. We produce a full range of refined products (including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur) which we market, primarily in the northeastern United States.

              Girard Point and Point Breeze are adjacent to one another on an approximately 1,400 acre industrial site and benefit from highway, pipeline, rail and dock infrastructure that provides both crude oil sourcing flexibility and access to refined product markets, including an attractive local market, and other major product markets like the New York Harbor. While the Philadelphia refining complex takes advantage of the cost savings associated with the combined scale of Girard Point and Point Breeze, and the ability to share certain infrastructure and support functions, Girard Point and Point Breeze are managed by separate, dedicated refinery managers. Each refinery manager is accountable for their individual operation and for working in coordination to optimize the combined results of the Philadelphia refining complex. The crude oil distillation units are approximately one mile apart from each other, providing physical separation, redundancy and a degree of flexibility. Most of the current processing units were built during the late 1950s through early 1970s and have undergone material upgrades since their initial construction. The table below outlines the more recent of the year that the major refinery units for both Girard Point and Point Breeze were placed in service or, if applicable, materially upgraded.

              Sunoco made approximately $1.5 billion in capital investments to upgrade and maintain the Philadelphia refining complex in the six years that preceded our acquisition of the Philadelphia refining complex. These investments took the form of: (i) $587 million of growth capital, including an expansion of the Girard Point FCC, a restart of a distillate hydrotreater, installation of a modern central control room and a retrofit of the hydrofluoric acid alkylation unit with technology that greatly enhances safety; (ii) $414 million of base infrastructure capital including tank and pipeline maintenance, health, environmental and safety investments, security and utilities; (iii) $223 million of environmental compliance capital including investment to reduce refinery emissions and comply with an EPA consent decree and new source review; (iv) $185 million invested in general refinery turnarounds; and (v) $39 million of capital to improve refined product specifications to comply with EPA Tier 2 gasoline sulfur limits.

              From September 8, 2012, the date we acquired the Philadelphia refining complex, through September 30, 2014 we made $381.7 million of capital investments to upgrade and maintain the Philadelphia refining complex. These investments included $156.8 million of growth capital for the construction and subsequent expansion of the North Yard terminal to 280,000 bpd to access higher volumes of domestic crude oil, improvements in the light ends handling capabilities at both Girard Point and Point Breeze to allow us to process higher volumes of light domestic crude oil and upgraded metallurgy at the Girard Point crude unit to more reliably run low-cost, higher-acid crude oils. We plan to continue making investments at the Philadelphia refining complex that enhance operating flexibility and reliability and increase the yield of more valuable refined products, such as distillate products.

Girard Point

              Girard Point is a 190,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, isomerization and alkylation, as well as an aromatics extraction facility that feeds the only cumene unit in PADD I. This reforming and resid-cracking configuration provides significant bottom-of-the-barrel upgrading. In 2013, we undertook several meaningful improvement projects, including a metallurgy upgrade of the atmospheric and vacuum distillation towers of Girard Point's crude unit to run higher acid crude oils more reliably, certain debutanizer modifications that allow us to process lighter crude oils like that from the Bakken at higher rates, and an air grid replacement and other related modifications in the FCC which have provided meaningful yield improvements. Below is a simplified process flow diagram of the major refining units at Girard Point.

Point Breeze

              Point Breeze is a 145,000 bpd facility with operations including crude oil fractionation, catalytic cracking, distillate hydrotreating, reforming, alkylation and gasoline desulfurization. This conventional reforming and cat-cracking configuration also has low sulfur gasoline processing capacity to meet EPA specifications. In 2014, we undertook a project to improve the light ends handling of Point Breeze's crude unit, which allows us to process lighter crude oils like that from the Bakken at higher rates.

Turnarounds

              Periodically, we have planned maintenance turnarounds at Girard Point and Point Breeze, which require the temporary shutdown of operating units. Each of the facilities customarily undergoes a facility turnaround of its major processing units (the crude oil distillation and FCC units) every four to five years, with turnarounds of the smaller processing units at different intervals. The length of each turnaround is contingent upon the scope of work to be completed. We typically stagger the turnarounds at Girard Point and Point Breeze such that only a portion of the Philadelphia refining complex is subject to turnaround at any given time. The most recent turnaround of the primary processing units (crude units and FCCs) at Girard Point occurred in 2013 at a capital cost of approximately $72 million, and at Point Breeze occurred in 2014 at a capital cost of approximately $39 million. The next turnarounds of these primary processing units at Girard Point and Point Breeze are not scheduled until 2018 and 2019, respectively, but there generally will be turnarounds of smaller processing units each year.

Logistics Capabilities

              Refining is able to optimize its business through access to a wide range of logistics assets and infrastructure that facilitate (i) crude oil and other feedstock supply; (ii) blendstock acquisition, storage and handling; and (iii) refined product marketing.

              Crude oil and other feedstock supply infrastructure.    We have developed a network of supply relationships and the necessary supply chain to access significant volumes of domestic crude oil, including a long-term rail service contract with the CSX Transportation, Inc., and a long-term terminal services contract at the North Yard terminal. Refining has become a meaningful consumer of crude oil from the Bakken shale in North Dakota, having processed approximately 149,500 bpd of crude oil from North Dakota for the nine months ended September 30, 2014, which represented approximately 14% of the average daily production of 1,070,311 bpd of crude oil from the Bakken region for the same time period, as reported by the EIA. All of our Bakken crude oil is delivered by rail. With the expansion of the capacity of the North Yard terminal to 280,000 bpd in October 2014, Refining has access to the largest crude oil rail unloading terminal on the East Coast and the opportunity to further increase its consumption of domestic crude oil.

              Refining has access to more than 300,000 bpd of unloading capacity at crude oil rail unloading terminals, including 280,000 bpd at the North Yard terminal subject to our ten-year agreement with Logistics, which is more fully described under "—Logistics Business—Commercial Agreement with Refining," 15,000 bpd at a rail terminal adjacent to the North Yard terminal subject to a short-term agreement with a third party and up to eight unit trains per month at a rail terminal in Westville, New Jersey subject to a short-term agreement with Sunoco Logistics.

              In addition, we have the capacity to unload and store more than 300,000 bpd of waterborne crude oil or other refinery feedstocks, either domestic or foreign sourced, under an agreement with Sunoco Logistics that expires in September 2022 at its Fort Mifflin Terminal. This agreement provides us with access to marine docks, 27 storage tanks with working capacity of 2.8 million bbls and pipelines that connect directly to our Philadelphia refining complex. Refining has an option to purchase the Fort Mifflin Terminal at fair market value. See "Certain Relationships and Related Party Transactions—Agreements with Sunoco Logistics." In addition to the crude oil storage tanks at the Fort Mifflin Terminal, Refining also owns and operates 10 tanks with capacity to store 1.8 million barrels of crude oil at the Point Breeze refinery terminal. While we believe that the value of domestic crude oil delivered by rail will enable us to continue maximizing delivery of crude oil through the North Yard terminal, in the event that the pricing environment changes we have the ability to supply the Philadelphia refining complex entirely through waterborne crude oils.

              Blendstock acquisition, storage and handling infrastructure.    Gasoline specifications during the summer months limit the volume of butane that can be blended into gasoline to an amount that is less than our butane production. Conversely, during the winter months, gasoline specifications permit volumes of butane blending that are well in excess of our production. As a result, we typically store more than 1.0 million barrels of butane during the period in which we are required to meet summer gasoline specifications, then retrieve it from storage and profitably blend it into gasoline during the period in which we are required to meet winter gasoline specifications. With the NGL terminal, we also have an economic opportunity to purchase additional domestic butane from third parties for blending during the winter months.

              In support of this butane storage and blending operation, we have access to two facilities that collectively allow Refining to seasonally store, purchase and blend butane into gasoline. First, we have a contract that expires in September 2022 with Sunoco Logistics at its Marcus Hook terminal for 775,000 bbls of capacity in its underground NGL storage caverns. These caverns are directly connected to the Philadelphia refining complex by pipelines that we also lease from Sunoco Logistics under a contract that expires in January 2022. Second, we have contractual access to the NGL terminal that allows us to transport excess summer butane to and from terminals other than Marcus Hook and to purchase additional domestic butane from third parties for blending in the winter months. This NGL terminal was constructed by a third party at the Philadelphia refining complex and became operational in the fourth quarter of 2014. Refining has agreed to purchase the terminal from the third party on an installment sale basis over time and has an option to accelerate this purchase and acquire the terminal at any time from the third party at a pre-determined price. The NGL terminal has 13 railroad sidings, 36 loading/unloading racks and 100 rail car storage spots.

              Refined product marketing infrastructure.    Refining also has access to a vast network of truck loading racks, pipelines, barges, refined product storage terminals and docks located at or downstream from the Philadelphia refining complex that enable Refining to market and distribute its refined products throughout PADD I and internationally. Refining owns and operates the following logistics assets in support of its operations:

  •
  Point Breeze Terminal and Barge Docks. The Point Breeze terminal consists of 10 tanks with capacity to store 1.8 million barrels of crude oil and 53 tanks with shell capacity of approximately 3.3 million barrels for storage of intermediates, refined products and gasoline blend stock. It also includes a barge dock that transfers intermediates and distillate products to and from the Point Breeze terminal. The barge dock has two berths for barges and ships with a draft of 26 feet. In addition, the Point Breeze terminal has pipeline connections to the Fort Mifflin Terminal.

  •
  Schuylkill River Tank Farm and Girard Point Docks. The Schuylkill River tank farm consists of 30 tanks with capacity to store 3.2 million barrels of refined products and gasoline blend stock. It also includes pipeline connections to and from the Colonial, Laurel and Harbor pipelines. The tank farm also has capacity to store 15,000 barrels of propane and 250,000 barrels of butane and has facilities to load propane trucks and off load and load butane trucks. Also included are the Girard Point docks, used to transfer refined products to and from the Schuylkill River Tank Farm and the Girard Point refinery. These docks include a vapor recovery system to allow the loading of high VOC liquid components, four berths for barges and ships with a draft of 32 feet.

  •
  Propane/Propylene Rail and Truck Terminal. This terminal consists of 22 propane storage bullets with a total capacity of 15,000 barrels, a propane/propylene rail loading terminal with 16 railcar stations and a propane/propylene truck loading terminal with four loading spots.

  •
  Other Logistics Assets. Refining also owns eight cumene storage tanks with a total capacity of 164,000 barrels and a benzene terminal with two storage tanks with total capacity of 58,000 barrels along with capabilities to unload benzene from trucks and railcars and from barges at the Girard Point barge docks.

              In the future, we may consider a transfer or sale of these assets to Logistics or a sale of these assets to a third-party. In addition, in the event of a Logistics IPO, we expect to enter into an omnibus agreement with Logistics that would provide Logistics with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, including an option to purchase the NGL terminal and a right of first offer with respect to the assets listed above. We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by Logistics.

              Refining also enters into numerous short-term contracts, including some with Sunoco Logistics, for pipeline shipments, barge shipments, refined product terminal storage and throughput and truck rack throughput. These agreements are primarily used for the marketing and distribution of refined products in Pennsylvania, New York and New Jersey. In addition, Refining has a throughput contract that expires in September 2022 with Sunoco Logistics at its Belmont Truck Rack that is located adjacent to the Philadelphia refining complex. Refining has an option to purchase the Belmont Truck Rack at fair market value.

Products Marketing

              As a merchant refiner with scale and the ability to produce a wide range of high value transportation fuels, Refining is able to optimize production to capture the economic opportunities offered by the markets. Refining produces a range of products including gasoline, ultra-low sulfur diesel, home heating oil, jet fuel, kerosene, fuel oil, propane, propylene, butane, cumene and sulfur that are marketed primarily in the northeastern United States. The infrastructure described under "—Logistics Capabilities" allows Refining to efficiently market and distribute these products throughout

PADD I. Our asset base also provides us with the flexibility to quickly adjust production to capture near-term marketing opportunities. With combined hydrotreating capacity of 155,000 bpd, Refining is capable of producing 100% of its distillate streams as ultra-low sulfur diesel. However, if margins for other distillate products are more favorable based on prevailing market conditions, Refining can shift its production from ultra-low sulfur diesel to kerosene, jet fuel or home heating oil. In the case of gasoline, with aggregate alkylation capacity of 27,500 bpd and reformer capacity of 69,000 bpd, Refining can produce over 100,000 bpd of high-octane gasoline blending components. As a result, Refining can produce and market more than 50,000 bpd of premium gasoline or shift the production mix to regular gasoline when those product margins are more favorable.

Intermediation Agreement

              On October 7, 2014, Refining entered into the intermediation agreement with MLC. The intermediation agreement, along with related ancillary agreements, has the effect of reducing the working capital investment required in order to operate our refining business and our exposure to inventory price volatility. Pursuant to the terms of the agreement, which terminates on October 7, 2017, MLC supplies and hedges substantially all of the crude oil and non-crude oil feedstock requirements of the Philadelphia refining complex, purchasing these feedstocks from third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. The feedstocks are stored in the tanks at the Philadelphia refining complex, or at third party facilities, and are ultimately purchased by Refining as they are removed from the tanks and processed at Girard Point and Point Breeze.

              MLC also purchases substantially all of the barrels processed through the Philadelphia refining complex under the intermediation agreement at market prices for the respective products, hedges and then sells these products to third parties that Refining identifies and based on pricing mechanisms that Refining negotiates, in each case subject to certain conditions. In connection with these activities, Refining pays MLC a fixed fee per barrel of feedstocks that MLC sells to Refining and a separate fixed fee for each barrel of products that MLC purchases from Refining. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Intermediation Agreement."

Logistics Business

              On January 1, 2015, we began operating our logistics business as a separate segment upon the contribution of the North Yard terminal to Logistics. Subsequent to this offering, and subject to market conditions, we intend to explore the Logistics IPO; however, there can be no assurances that we will consummate the Logistics IPO. In connection with the contribution of the North Yard terminal to Logistics, Refining and Logistics entered into a ten-year, take-or-pay commercial agreement with minimum volume commitments, along with a related service and secondment agreement. While these agreements are currently in effect, we may amend their terms before we consummate the Logistics IPO.

              Logistics owns and operates the North Yard terminal, the East Coast's largest crude oil rail unloading terminal, located adjacent to the Philadelphia refining complex. Following an expansion project completed on October 28, 2014, the North Yard terminal currently has unloading capacity of four unit trains per day, or 280,000 bpd based on the current 104-car unit train configuration. If the rail industry moves to more efficient 120-car unit trains, then we expect the capacity of the North Yard terminal will increase.

              The major components of the North Yard terminal include 6.4 miles of track on our property, 1.0 mile of additional track with rights-of-way on adjacent land owned by a third party, two 4,000 foot,

24-inch underground pipeline manifolds, a 20,000 barrel per hour pumping station, 1,500 feet of 24-inch pipeline and a custody transfer meter station.

              The North Yard terminal is integral to Refining's efforts to source domestic crude oil, particularly from the Bakken shale. The following chart sets forth the volume of domestic crude oil processed by Refining since the acquisition of the Philadelphia refining complex, and the portion of that domestic crude oil that was throughput at the North Yard terminal:

Refining Domestic Crude, bpd

              The North Yard terminal commenced operations on October 23, 2013 and was capable of operating at its initial full capacity by the beginning of November 2013. As a direct result, Refining more than doubled its processing of domestic crude oil in November 2013 as compared to September 2013, running 161,000 bpd versus 76,000 bpd, respectively. When the North Yard terminal expansion was completed on October 28, 2014, the amount of domestic crude oil processed by Refining increased again, reaching 235,000 bpd in December 2014. Throughput at the North Yard terminal increased to 192,000 bpd in December 2014, which exceeded the 170,000 bpd minimum throughput requirement contained in Logistics' commercial agreement with Refining.

Certain Logistics Assets Owned by Refining

              Refining owns and operates logistics assets that are used in the operations of the Philadelphia refining complex. See "—Refining Business—Logistics Capabilities." In the future, we may consider a transfer or sale of these assets to Logistics or a sale of these assets to a third-party. In addition, in the event of a Logistics IPO, we would expect to enter into an omnibus agreement with Logistics that would provide Logistics with a number of potential future growth opportunities through the acquisition of logistics assets owned or acquired by Refining, which may include an option to purchase or right of first offer to acquire these assets. We expect that Refining will be the primary customer for these logistics assets after any purchase of such assets by Logistics.

              We also expect that Logistics would have the ability to cause Refining to exercise its purchase option on the NGL rail terminal described above and, upon such exercise, to acquire the NGL terminal and associated real estate rights from Refining at the net book value as of the closing date of the acquisition. Prior to causing Refining to exercise the option, we expect Logistics would negotiate a fee-based services agreement with Refining with respect to the use by Refining of the NGL terminal on agreed upon terms and enter into a services agreement upon the closing of any such acquisition. We cannot assure you that we will consummate the Logistics IPO or, if the Logistics IPO is consummated, that the omnibus agreement will be entered into on the terms described above. Further, even if the omnibus agreement is entered into, the consummation and timing of any acquisition of assets owned by Refining will depend upon, among other things, Refining's willingness to offer the asset for sale and obtain any necessary consents, the determination that the asset is suitable for Logistics' business at that particular time, the parties' ability to agree on a mutually acceptable price, the parties' ability to negotiate an acceptable purchase agreement and services agreement with respect to the asset and Logistics' ability to obtain financing on acceptable terms.

Commercial Agreement with Refining

              On January 1, 2015, Logistics entered into a ten-year, fee-based commercial agreement with Refining pursuant to which Logistics receives, handles and transfers crude oil at the North Yard terminal. All of Logistics' revenue is currently derived from this commercial agreement, which is supported by a quarterly minimum volume commitment of 170,000 bpd, a $1.90 per barrel fee and inflation escalators. The agreement will be extended for two five-year periods unless either party elects not to extend the agreement by providing one year's notice of such election to the other party. The following is a summary of the key provisions of the commercial agreement, any of which could be amended by us in our sole discretion, including information regarding the calculation of the minimum annual fees, including shortfall amounts and credits. If the Logistics IPO is consummated, however, we will not likely be able to amend the commercial agreement in our sole discretion, and amendments may require the approval of the then-independent directors of the MLP's general partner.

              Capacity Reservation and Shortfalls.    Refining is obligated to throughput a minimum of 170,000 bpd through the North Yard terminal. Logistics is required to maintain the available capacity of the North Yard terminal such that Refining or its designee may satisfy the minimum volume commitment on a quarterly average basis. If Refining is prevented from delivering such minimum volumes for more than seven days per quarter as a result of Logistics' failure to maintain available capacity for reasons not attributable to Refining, then Refining's aggregate minimum volume commitment for that quarter will be proportionately reduced by an amount equal to the difference between such aggregate minimum volume commitment and the amount that Logistics can effectively throughput at the terminal during that quarter, prorated for the portion of the quarter during which throughput capacity was unavailable, regardless of whether actual throughput amounts prior to the reduction were below the minimum volume commitment. Upon restoration of available capacity sufficient to receive the minimum volume commitment, Refining's obligation to deliver the full minimum volume commitment will be restored.

              If at the end of a quarter the actual total volumes delivered by Logistics to Refining are less than Refining's minimum volume commitment for such quarter, such deficit will be characterized as a "shortfall." Refining will make a "shortfall payment" to Logistics in an amount equal to the throughput fee multiplied by the difference between the minimum volume commitment and the volumes actually delivered during the applicable quarter. The shortfall payment will be the sole and exclusive remedy for a shortfall. Refining does not have the ability to apply quarterly volumes in excess of the minimum volume commitment to offset a volume shortfall in a different quarter.

              Fees, Payments and Reimbursements.    Logistics charges an initial throughput fee of $1.90 per barrel for all throughput up to the minimum volume commitment. For any throughput volumes in excess of the minimum volume commitment, Logistics will initially charge Refining $0.50 per barrel. The fees charged by Logistics will be increased annually by a percentage equal to the increase in the Consumer Price Index. Logistics invoices Refining for fees owed on a monthly basis. Refining will pay or reimburse Logistics for all taxes (other than income taxes) that Logistics incurs in connection with the commercial agreement. Furthermore, if new laws or regulations are adopted that require Logistics to make substantial and unanticipated capital expenditures (other than maintenance capital expenditures), Logistics may, by written notice to Refining, request to negotiate an adjustment in the throughput fee, or other fees and charges paid, as applicable, to cover Refining's pro rata portion of any reasonable incremental, out-of-pocket costs that Logistics would incur to comply with the change in law or regulation; provided, however, if the cost increases by more than 200%, Refining may terminate the agreement. Logistics and Refining will negotiate in good faith to agree on the amount of such reimbursement.

              Refinery Turnarounds.    Refining will not be permitted to suspend or reduce its obligations under the commercial agreement in connection with the turnaround of a refinery for scheduled turnarounds or other regular servicing or maintenance. If, however, at any time after the end of the fifth contract year Refining decides to permanently or indefinitely suspend crude unit operations at either Point Breeze or Girard Point for a period that will continue for at least 12 consecutive months, then Refining may terminate or proportionately reduce, as applicable, its rights and obligations under the commercial agreement at the end of such 12-month period upon prior written notice to Logistics, unless Refining has publicly announced its intent to resume operations at the applicable refinery more than two months prior to the expiration of such 12-month period. During any suspension of crude unit operations, Refining will provide Logistics with the right to use Refining's pipeline and terminal systems at cost and allow Logistics to make any necessary capital expenditures to facilitate Logistics' ability to secure third-party agreements. In the event that Refining permanently closes crude unit operations at either of its refineries, Logistics will have an option to purchase the affected crude oil storage and pipeline assets. Within two years of receiving notice of the permanent shutdown, Logistics can exercise its option to purchase such assets by delivering notice to Refining of its intention to do so. Once Logistics delivers notice to Refining, Logistics will have a period of not less than 90 days to perform diligence on the applicable refinery and its assets, and following the diligence period Logistics and Refining will have 30 days to negotiate in good faith the terms for a purchase of the assets. Any agreement will be on terms customary for the sale of similar assets and otherwise agreeable to Logistics and Refining.

              Right of First Refusal.    Under the commercial agreement, if Logistics proposes to sell, assign, lease, convey, transfer or otherwise dispose of the North Yard terminal (other than a grant of a security interest to a bona fide third-party lender or a sale, assignment, lease, conveyance, transfer or other disposition to an affiliate), pursuant to a bona fide third-party offer, then Logistics must first give Refining notice and an opportunity to acquire the North Yard terminal on the same terms as those Logistics is willing to accept from the third party.

              Force Majeure.    During the first five contract years of the commercial agreement, Refining will not receive contractual relief due to force majeure events and accordingly will be obligated to pay the minimum fees under the commercial agreement; however, from and after the first five contract years of the commercial agreement, if there is a force majeure event then Refining will only be obligated to pay the throughput fee for volumes actually throughput under the commercial agreement. A force majeure event is any circumstance not reasonably within the control of the party claiming force majeure and which, by the exercise of commercially reasonable efforts, such party is unable to avoid or overcome that prevents performance of such party's obligations under the commercial agreement.

              Events of Default, Termination and Indemnification.    A party will be in default if such party (i) fails to pay owed amounts when due; (ii) fails to perform material obligations or covenants, if such failure is not cured within 15 business days; (iii) breaches any representation or warranty in any material respect, if not cured within 15 business days; or (iv) becomes insolvent, declares bankruptcy or takes any action in furtherance of, or indicates its consent to, approval of, or acquiescence in, a similar proceeding. Additionally, Logistics will be in default if it allows to exist any liens on the products at the terminal. If an event of default occurs and is continuing beyond the applicable cure period, the non-defaulting party will have the right to terminate the agreement. The parties agree to customary indemnification. Recoveries by either party under the indemnity will be net of any insurance proceeds actually received by such party. Subject to certain conditions, neither party is liable for any consequential, incidental or punitive damages.

              Assignment.    The commercial agreement may be assigned by either party only with the other party's prior written consent, except in the case of certain asset sales or related party acquisitions.

Competition

              The refining business is very competitive. Refining competes directly with various other refining companies, integrated oil companies, foreign refiners that import products into the United States and producers and marketers in other industries supplying alternative forms of energy and fuels to satisfy the requirements of industrial, commercial and individual consumers. Some of Refining's competitors have expanded the capacity of their refineries and internationally new refineries are coming on line which could also affect Refining's competitive position. Profitability in the refining industry depends largely on refined product margins, which can fluctuate significantly, as well as operating efficiency and reliability, product mix and costs of product distribution and transportation. Certain of Refining's competitors that have larger and more complex refineries may be able to realize lower per-barrel costs or higher margins per barrel of throughput. Several of Refining's principal competitors are integrated national or international oil companies that are larger and have substantially greater resources. Because of their integrated operations and larger capitalization, these companies may be more flexible in responding to volatile industry or market conditions, such as shortages of feedstocks or intense price fluctuations. Refining margins are frequently impacted by sharp changes in crude oil costs, which may not be immediately reflected in product prices.

              The refining industry is also highly competitive with respect to feedstock supply. Unlike certain of its competitors that have access to proprietary controlled sources of crude oil production available for use at their own refineries, Refining obtains all of its crude oil and other feedstocks from unaffiliated sources. The availability and cost of crude oil is affected by global supply and demand. We have no crude oil reserves and are not engaged in the exploration or production of crude oil. We believe, however, that Refining will be able to obtain adequate crude oil and other feedstocks at generally competitive prices for the foreseeable future.

              As a result of Logistics' contractual relationship with Refining under the commercial agreement and the North Yard terminal's direct connection to the Philadelphia refining complex, Logistics does not face significant competition from other crude oil rail unloading facilities for Refining's domestic crude oil rail unloading requirements.

Seasonality

              Our business is directly affected by the level of supply and demand for crude oil and refined petroleum products in the markets served by our assets. The demand for gasoline products is generally higher during summer months than during winter months due to seasonal increases in highway traffic. Demand for diesel is affected by seasonal demand during summer months due to agricultural work, and seasonal demand for home heating oil during winter months. In addition, we believe that the North Yard terminal will experience its lowest utilization when weather conditions, such as heavy snow, are least favorable for efficient operation of railroads and crude oil rail loading terminals in producing areas such as the Bakken.

Employees

              As of September 30, 2014, we had 1,118 employees. Of these employees, 677 were covered by a collective bargaining agreement with the United Steelworkers that expires on September 8, 2015. None of our corporate employees are covered by a collective bargaining agreement. We consider our relations with represented employees to be satisfactory.

Contribution Agreement Relating to the Philadelphia Refining Complex

              On July 2, 2012, we entered into a contribution agreement with Carlyle and Sunoco, which was subsequently amended to add Refining as a party, pursuant to which we acquired the Philadelphia refining complex (the "Refining contribution agreement"). Under the Refining contribution agreement, Refining agreed to indemnify Sunoco for all claims, obligations and losses arising out of certain assumed liabilities once such liabilities exceed $1 million, subject to a $100,000 threshold for any series of related liabilities. These liabilities include environmental conditions, decree noncompliance and remediation efforts arising after our acquisition of the Philadelphia refining complex. Sunoco also agreed to indemnify us for certain claims, obligations and losses, including those relating to environmental conditions, decree noncompliance and remediation efforts arising prior to our acquisition of the Philadelphia refining complex. Our right to indemnification is also subject to a $1 million deductible and subject to a $100,000 threshold for any series of related liabilities. In addition, Sunoco will be required to conduct, at its own cost, any environmental remediation activities necessary to address any environmental conditions associated with the operation of the Philadelphia refining complex prior to its acquisition by us.

Environmental Regulation

General

              Our operations are subject to complex and frequently-changing federal, state, and local laws and regulations relating to the protection of health and the environment, including laws and regulations that govern the handling and release of crude oil and other liquid hydrocarbon materials. As with the industry generally, compliance with existing and anticipated environmental laws and regulations increases our overall cost of business, including our capital costs to construct, maintain, operate, and upgrade equipment and facilities. While these laws and regulations affect our maintenance capital expenditures and net income, we do not believe they affect our competitive position, as the operations of our competitors are similarly affected. Violations of environmental laws or regulations can result in the imposition of significant administrative, civil and criminal fines and penalties and, in some instances, injunctions banning or delaying certain activities. We believe our facilities are in substantial compliance with applicable environmental laws and regulations. However, these laws and regulations are subject to frequent change at the federal, state and local levels, and the legislative and regulatory trend has been to place increasingly stringent limitations on activities that may affect the environment.

Air Emissions

              Our operations are subject to and affected by the federal Clean Air Act, as amended, and its implementing regulations, as well as comparable state and local statutes and regulations. We are currently required to obtain and maintain various construction and operating permits under the federal Clean Air Act, and have incurred substantial capital expenditures to maintain compliance with all applicable federal and state laws regarding air emissions. We may nonetheless be required to incur additional capital expenditures in the near future for the installation of certain air pollution control devices at our petroleum operations when regulations change or we add new equipment or modify our existing equipment. Any such action may require us to install additional pollution controls

              Our refinery is located in an area that currently does not meet the national ambient air quality standards (known as "NAAQS") established by EPA relating to ozone. In addition, EPA has recently proposed revisions to the ozone NAAQS that could make those air quality standards more stringent. The final rule revising the ozone NAAQS is currently scheduled to be issued in October 2015, with designations of areas failing to meet the standard scheduled to be made in October 2017. It is possible that a further tightening of the ozone NAAQS could increase pressure on the state to seek further reductions from emissions sources that may contribute to ozone formation, including the Philadelphia refining complex.

              On September 12, 2012, the EPA published in the Federal Register final revisions to its NSPS for process heaters and flares at petroleum refineries. The EPA originally issued final standards in June 2008, but the portions of the rule relating to process heaters and flares were stayed pending reconsideration of certain provisions. The final standards regulate emissions of nitrogen oxide from process heaters and emissions of sulfur dioxide from flares, and also require certain work practice and monitoring standards for flares. We are currently engineering new equipment for our flares in response to the rule, and expect to complete the installation of such equipment by November 2015.

              The EPA has also implemented various regulations that affect our operations. For example, in May 2014, the EPA issued a proposed rule that would impose additional requirements on storage tanks, flares, and coking units at petroleum refineries. The proposed rule is the result of the EPA's review of its maximum achievable control technology standards, which apply to petroleum refineries under the EPA's National Emission Standards for Hazardous Air Pollutants program. The EPA is also proposing to eliminate exceptions to emission limits during periods of startup, shutdown, and malfunction, and to require fenceline monitoring for benzene emissions. The proposed fenceline monitoring requirement may lead to corrective action measures, including the installation of additional pollution controls, even if the refinery is otherwise in compliance with its air emissions permits.

              In addition, over the past decade the EPA has pursued a compliance and enforcement strategy, known as the National Petroleum Refinery Initiative, to address federal Clean Air Act compliance issues at the nation's largest petroleum refineries. Pursuant to that initiative, Sunoco and EPA entered into a consent decree in June 2005 to address alleged compliance issues at a number of Sunoco's refineries, including Girard Point and Point Breeze. We are subject to that consent decree, which imposes requirements and restrictions on our operations. Under the consent decree, we paid stipulated penalties of $146,600 in 2013 for a failed stack test at the Philadelphia refining complex. We also received a notice of violation in the amount of $200,000 in 2014 for air permit limit exceedances and other Title V deviations that occurred in 2013, which we are currently negotiating. While various compliance obligations remain outstanding, we have satisfied the majority of the requirements of the consent decree and do not anticipate any material impacts to our business or operations relating to any outstanding obligations.

Climate Change

              Various legislative and regulatory measures to address greenhouse gas ("GHG") emissions, including carbon dioxide ("CO2") and methane emissions, are in different phases of implementation and discussion. At the federal legislative level, both houses of Congress have considered legislation to reduce GHG emissions, including proposals to: (i) establish a cap-and-trade system, (ii) create a federal renewable or "clean" energy standard requiring electric utilities to provide a certain percentage of power from such sources, and (iii) create enhanced incentives for use of renewable energy and increased energy efficiency in energy supply and use. A number of states, both individually and on a regional basis, have adopted measures to reduce CO2 and other GHG emissions, including statewide GHG inventories and regional GHG cap-and-trade initiatives. The EPA has also begun to regulate GHG emissions under the authority granted to it by the federal Clean Air Act. The EPA has adopted regulations limiting emissions of GHGs from motor vehicles, addressing the permitting of GHG emissions from stationary sources, and requiring the reporting of GHG emissions from specified large GHG emission sources, including petroleum refineries. The EPA may take further steps to regulate GHG emissions. The implementation of EPA regulations could result in increased costs to (i) operate and maintain our facilities, (ii) install new emission controls on our facilities and (iii) administer and manage any GHG emissions program. Increased costs associated with compliance with any current or future legislation or regulation of GHG emissions, if it occurs, may have a material adverse effect on our financial condition, results of operations and cash flows. In addition, climate change legislation and regulations may result in increased costs not only for our business but also for our customers, thereby potentially decreasing demand for our products and services. Decreased demand for our products and services may have a material adverse effect on our financial condition, results of operations and cash flows.

Waste Management and Related Liabilities

              Environmental laws and regulations affecting our operations also relate to the release of hazardous substances or solid wastes into the soil, groundwater, and surface water, and include measures to control pollution of the environment. These laws generally regulate the generation, storage, treatment, transportation, and disposal of solid and hazardous waste. They also require corrective action, including investigation and remediation, at a facility where such waste may have been released or disposed. There are risks of accidental releases into the environment associated with our operations, such as releases of crude oil or hazardous substances from our pipelines or storage facilities. To the extent an event is not covered by our insurance policies, accidental releases could subject us to substantial liabilities arising from environmental cleanup and restoration costs, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for any related violations of environmental laws or regulations.

              In addition, we currently own or lease properties where hydrocarbons have been handled for many years. Many of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under our control. Although we believe our predecessors utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons or other wastes have been disposed of or released on or under the properties owned or leased by us or on or under other locations where such wastes were taken for disposal. These properties and wastes disposed thereon may be subject to the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), the federal Resource Conservation and Recovery Act, and comparable Pennsylvania state laws. CERCLA and comparable state laws may impose liability without regard to fault or the legality of the original conduct on certain classes of persons regarding the presence or release of a hazardous substance in (or into) the environment. Those persons include the former and present owner or operator of the site where the release occurred and the transporter or generator of the hazardous substance found at the site. Under CERCLA, these persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances, and for damages to natural resources. We have not been identified by any state or federal agency as a potentially responsible party under CERCLA in connection with the transport and/or disposal of any waste products to third-party disposal sites.

              When we acquired the Philadelphia refining complex, we entered into several agreements that limit our responsibility for environmental contamination that existed at the refining complex prior to our ownership of the property in 2012. First, we benefit from agreements with state and federal governmental agencies under which such governmental agencies have agreed not to sue us to seek reimbursement for costs relating to contamination that existed at our property prior to the time we took ownership in 2012 (the "Environmental Agreements"). Such Environmental Agreements include the Prospective Purchaser Agreement we entered into with the EPA, the U.S. Department of the Interior, the National Oceanic and Atmospheric Administration, and Sunoco on August 17, 2012, and the Buyer-Seller Agreement we entered into with the Commonwealth of Pennsylvania Department of Environmental Protection ("PADEP") and Sunoco on August 14, 2012. We have notified the relevant governmental authorities of our intention to extend the covenants not to sue under the Environmental Agreements to our subsidiaries or affiliates. Second, pursuant to the July 2, 2012 Refining and Contribution Agreement among PES, Carlyle and Sunoco, as amended, Sunoco agreed to indemnify, defend, and hold us harmless with respect to liabilities associated with environmental contamination existing at the Philadelphia refining complex prior to our acquisition of the property.

Water

              Our operations can result in the discharge of regulated substances, including crude oil, refined products, or natural gas liquids. The federal Water Pollution Control Act of 1972 ("Clean Water Act") and comparable state laws impose restrictions and strict controls regarding the discharge of regulated substances into waters of the United States or state waters. Our facilities maintain numerous discharge permits as required under the National Pollutant Discharge Elimination System ("NPDES") program of the Clean Water Act, and have implemented systems to oversee compliance.

              In addition, the transportation and storage of crude oil and products over and adjacent to water involves risk and subjects us to the provisions of the Oil Pollution Act of 1990 ("OPA-90") and related state requirements. Among other requirements, OPA-90 requires the owner or operator of a tank vessel or a facility to maintain an emergency plan to respond to releases of oil or hazardous substances. Also, in case of any such release, OPA-90 subjects responsible parties to strict, joint and potentially unlimited liability for removal costs and other consequences of a release of oil (e.g., damages). OPA-90 also provides for civil penalties and imposes criminal sanctions for violations of its provisions. We operate facilities at which releases of oil and hazardous substances could occur. We have implemented emergency oil response plans for all of our components and facilities covered by OPA-90, and we have established Spill Prevention, Control, and Countermeasure ("SPCC") plans for facilities subject to Clean Water Act SPCC requirements.

              Construction or maintenance of our pipelines, terminals and storage facilities may impact wetlands, which are also regulated by the EPA and the U.S. Army Corps of Engineers under the Clean Water Act, and the PADEP under the Dam Safety and Encroachments Act and Dam Safety and Waterway Management Rules and Regulations. Regulatory requirements governing wetlands (including associated mitigation projects) may result in the delay of our projects while we obtain necessary permits and may increase the cost of new projects and maintenance activities.

              Finally, in May 2014, the EPA issued a new final rule pursuant to Section 316(b) of the Clean Water Act that regulates the cooling-water intake structures at certain industrial facilities in order to reduce fish impingement and entrainment. The EPA published final regulations pursuant to that rule on August 15, 2014. The Philadelphia refining complex is subject to the new regulations and our NPDES permit has been revised to reflect those requirements. We are currently evaluating whether additional capital improvements are required to bring the Philadelphia refining complex into compliance with the new rule.

Endangered Species Act

              The Endangered Species Act and comparable state laws restrict activities that may affect threatened or endangered species or their habitats. While some of our facilities are in areas that may be designated as habitat for threatened or endangered species, we believe that we are in substantial compliance with the Endangered Species Act and related state laws and regulations. However, the discovery of previously unidentified threatened or endangered species could cause us to incur additional costs or become subject to operating restrictions or bans in the affected area. In addition, regulatory requirements governing threatened or endangered species may result in the delay of our projects while we complete required studies and/or obtain necessary permits, and may increase the cost of new projects and maintenance activities.

Fuel Regulations

              In February 2000, the EPA promulgated the Tier 2 Motor Vehicle Emission Standards Final Rule for all passenger vehicles, establishing standards for sulfur content in gasoline that were required to be met by 2006. In addition, in January 2001, the EPA promulgated its on-road diesel regulations, which required a 97% reduction in the sulfur content of diesel fuel sold for highway use by June 1,

2006, with full compliance by January 1, 2010. The Philadelphia refining complex is in compliance with the EPA's low sulfur gasoline and diesel fuel standards.

              In March 2014, the EPA finalized Tier 3 gasoline sulfur standards. Based on the proposed standards, we expect to incur approximately $25 million and $55 million of capital expenditures in 2015 and 2016, respectively, for a total of $80 million, to install controls in order to meet the anticipated new standards. The project is expected to be completed before 2017.

              In 2007, the EPA promulgated the Mobile Source Air Toxic II rule that requires the reduction of benzene in gasoline by 2011. No additional capital expenditures were required to comply with the rule; however, we are over-complying with the standards, and generated approximately $4.8 million in credits in 2014.

              In 2010, the EPA and the U.S. Department of Transportation ("DOT") National Highway Traffic Safety Administration ("NHTSA") finalized new standards raising the required Corporate Average Fuel Economy ("CAFE") of the nation's passenger fleet by 40% to approximately 35 miles per gallon ("mpg") by 2016, and imposing the first-ever federal GHG emissions standards on cars and light trucks. In September 2011, the EPA and the DOT finalized first-time standards for fuel economy and GHG emissions of medium and heavy duty trucks. In September 2012, the EPA and NHTSA finalized rules raising the CAFE and GHG standards for passenger vehicles beginning with 2017 model year vehicles to the equivalent of 54.5 mpg by 2025. NHTSA and EPA are expected to issue a notice of proposed rulemaking for the next phase of medium- and heavy-duty vehicle fuel efficiency and GHG standards by March 2015. Such increases in fuel economy standards, and the potential for alternative fuels such as natural gas and electricity, along with mandated increases in use of renewable fuels discussed below, could result in decreasing demand for petroleum fuels. Decreasing demand for petroleum fuels could materially affect our profitability.

              In 2007, the EPA promulgated the Renewable Fuel Standard ("RFS"), which requires refiners to blend "renewable fuels" in with their transportation fuels or purchase renewable fuel credits, known as renewable identification numbers ("RINs"), in lieu of blending. Under the Clean Air Act the EPA is required to determine and publish the applicable annual renewable fuel percentage standards for each compliance year by November 30 of the prior year. However, the EPA has repeatedly missed that deadline. The percentage standards represent the ratio of renewable fuel volume to gasoline and diesel volume. We are required to blend renewable fuels into our gasoline and diesel fuel or purchase RINs in lieu of blending. Refining purchases RINs on the open market or waiver credits from the EPA to comply with the RFS. While we cannot predict the future prices of RINs or waiver credits, the price of RINs was extremely volatile in 2013. The EPA published the proposed volume mandates for 2014 in November 2013, which were generally lower than the statutory mandates, however, the EPA has neither finalized the 2014 volume mandates nor proposed volume mandates for 2015. While the EPA submitted a draft final rule for regulatory review by the federal Office of Management and Budget in August 2014, the agency subsequently announced in November 2014 that it would not finalize the proposed volume mandates for 2014 until 2015. Consequently, the EPA also announced in November 2014 that the compliance demonstration for the 2013 volume mandates would not take place until 2015. A fuel manufacturers' trade association has filed a notice of intent to sue EPA for its failure to set 2015 standards. Moreover, we and other similarly-situated refiners may become more reliant on the purchase of RINs and waiver credits on the open market to comply with the RFS in the future because EPA's delays in setting volume mandates have resulted in an inability by refiners to adjust their blending behavior during the compliance year. The price of RINs decreased significantly after the 2014 proposed mandate was published; however, RIN prices have remained volatile and increased substantially in early 2013 and, after moderating to some extent, increased again in late 2014. The future cost of RINs for the business going forward is difficult to estimate. In particular, the cost of RINs is dependent upon a variety of factors, which include the volume mandates set by EPA, the availability of RINs for purchase, the price at which RINs can be purchased, transportation fuel production levels, the mix of our petroleum products, as well as the fuel blending performed at our refinery, all of which can vary significantly from quarter to quarter. In addition, numerous instances of fraudulent RINs being made available on the market have led EPA to impose penalties on RIN purchasers, even those with no knowledge of the fraudulent nature of the RINs. If we purchase invalid RINs, or fail to properly keep records in accordance with EPA's rules and regulations, we could be subject to fines and penalties. Because we do not know what the mandate for 2015 will be, nor the state of the RINs market when the 2014 mandate is finalized, our existing approach to complying with the requirements may not be sufficient to protect us from unanticipated costs of compliance.

Rail Safety

              Refining receives crude oil transported by railcar, and Logistics will generate the majority of its revenue from providing crude oil rail terminaling services. Although we do not operate the railroads on which the crude oil is transported, we do lease certain of the railcars in which crude oil is transported. Therefore, we and our suppliers are subject to regulations governing railcar design and manufacture, and increasingly stringent regulations pertaining to the shipment of crude oil by rail. Recent high-profile accidents in Lac-Megantic, Quebec, Aliceville, Alabama, Cassleton, North Dakota, Philadelphia, Pennsylvania and Lynchburg, Virginia, in each case involving crude oil unit trains carrying crude oil from North Dakota's Bakken shale formation, have raised concerns about the environmental and safety risks associated with crude oil transport by rail, and the associated risks arising from railcar design.

              Federal regulators have issued a safety advisory warning that Bakken crude oil may be more volatile than many other North American crude oils and reinforcing the requirement to properly test, characterize, classify, and if applicable, sufficiently degasify hazardous materials prior to and during transportation. In August 2013, the DOT's Federal Railroad Administration ("FRA") issued both an Action Plan for Hazardous Materials Safety, and an emergency order imposing new standards on railroads for properly securing rolling equipment; a proposed rule with regard to the latter was subsequently released in September 2014. In August 2013, the FRA and the DOT's Pipeline and Hazardous Materials Safety Administration ("PHMSA") began conducting inspections of crude-oil-carrying railcars from the Bakken formation to make sure cargo is properly identified to railroads and emergency responders. In November 2013, the rail industry called on the PHMSA to require that tank cars used to transport flammable liquids, including crude oil, be retrofitted with enhanced safety features or be phased-out. In January 2014, the DOT (including the PHMSA and FRA) met with oil and rail industry leaders to develop strategies to prevent train derailments and reduce the risk of fire and explosions. As a result of those meetings, the DOT and rail industry agreed in February 2014 to certain voluntary measures designed to enhance the safety of crude oil shipments by rail, which include lowering speed limits for crude oil trains traveling in high-risk areas, modifying routes to avoid such high-risk areas, increasing the frequency of track inspections, adding more brakes on trains, and improving the training of certain emergency responders.

              In February 2014, as amended and restated in March 2014, the DOT issued another emergency order (the "Order") immediately requiring all carriers who transport crude oil from the Bakken region by rail to ensure that the product is properly tested and classified in accordance with federal safety regulations, and further requiring that all crude oil shipments be designated in the two highest risk categories, effectively mandating that crude oil be transported in more robust tank cars. Any person failing to comply with the Order is subject to potential civil penalties up to $175,000 for each violation or for each day they are found to be in violation, as well as potential criminal prosecution. In May 2014, the DOT issued another emergency order, immediately requiring railroads operating trains carrying more than one million gallons of Bakken crude oil to notify State Emergency Response Commissions regarding the estimated volume, frequency, and transportation route of those shipments. Also in May 2014, the FRA and PHMSA issued a joint safety advisory to the rail industry advising those shipping or offering Bakken crude oil to use tank car designs with the highest level of integrity reasonably available within their railcar fleets, and to avoid using older legacy DOT Specification 111 ("DOT-111") or CTC-111 (as they are known in Canada) tank cars to the extent practicable. DOT-111 tank railcars are the most commonly used tank cars to transport crude oil by rail in North America. A DOT-111 rail tanker is not pressurized, unlike sturdier DOT-112 and -114 models used to transport more volatile liquids such as propane and methane. Since late 2011, the rail industry has adopted certain enhanced safety standards for new tank cars ("CPC-1232") that offer additional protections versus older legacy DOT-111 tank cars. Transport Canada recently ordered that older DOT-111 tank cars (those pre-dating the CPC-1232 standards) used to transport crude oil and ethanol that are not compliant with required safety standards must be phased out or retrofitted by May 2017. In addition, Transport Canada issued an emergency directive and ministerial order imposing speed limits on trains carrying one or more cars of crude oil or ethanol and requiring all companies to complete a risk assessment within six months to determine the level of risk associated with each key transportation route. In July 2014, Transport Canada adopted the CPC-1232 standards as the minimum safety threshold for railcars transporting dangerous goods, including crude oil, after May 2017. Transport Canada has also proposed the TC-140 tank car specifically developed for the transport of flammable liquids in Canada, as well as a retrofit schedule for older DOT-111 and CPC-1232 tank cars. The U.S. National Transportation Safety Board ("NTSB") has recommended that all tank cars used to carry crude oil be reinforced to make them more resistant to punctures if trains derail. This recommendation has not yet been adopted by PHMSA. In August 2014, PHMSA, in consultation with the FRA, published a Notice of Proposed Rulemaking and companion Advanced Notice of Proposed Rulemaking that propose, among other things, enhanced tank car standards for certain trains carrying crude oil (and other flammable liquids) and a requirement that older DOT-111 tank cars be phased out by as early as October 2017 if they are not retrofitted to comply with the new tank car design standards. The proposed rules address a number of other issues affecting the rail transportation of crude oil, including certain speed restrictions, improved braking controls, and new sampling and testing requirements. The proposal was submitted to the Office of Management and Budget for review in early February 2015, and a final rule is expected in the first half of 2015. In conjunction with the proposed rules, PHMSA and FRA released a report finding that, based on the results of their sampling and testing conducted from August 2013 to May 2014, Bakken crude oil is more volatile than most other types of crude oil, and thus subject to an increased risk for a significant accident.

              The adoption of additional federal, state, provincial or local laws or regulations, including any voluntary measures by the rail industry, regarding railcar design or crude oil and liquid hydrocarbon rail transport activities, or efforts by local communities to restrict or limit rail traffic involving crude oil, could affect our suppliers by increasing compliance costs and, in turn, increasing Refining's costs of obtaining crude oil shipments by rail and decreasing demand for Logistics' services. Moreover, any disruptions in the operations of railroads, including those due to shortages of railcars, could adversely impact our suppliers' ability to move their product and, as a result, could affect our business.

Pipeline Safety

              The pipelines that we own are subject to increasingly strict safety laws and regulations. The transportation and storage of crude oil and refined petroleum products involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability to government agencies for natural resources damages, and significant business interruption. The DOT, through PHMSA and state agencies, enforces safety regulations with respect to the design, construction, operation, maintenance, inspection and management of our assets. These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and necessary maintenance or repairs. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans.

              Pipeline safety of certain crude oil pipelines is regulated by the DOT under the Hazardous Liquid Pipeline Safety Act of 1979 ("HLPSA"), as amended by the Pipeline Safety Act of 1992 ("PSA"), the Accountable Pipeline Safety and Partnership Act of 1996 ("APSA"), the Pipeline Safety Improvement Act of 2002 ("PSI Act") and the Pipeline Inspection, Protection, Enforcement, and Safety Act of 2006 ("PIPES Act"). The HLPSA delegated to DOT the authority to develop, prescribe, and enforce minimum federal safety standards for the transportation of hazardous liquids by pipeline. The PSA added the environment to the list of statutory factors that must be considered in establishing safety standards for hazardous liquid pipelines and mandated that regulations be issued to establish criteria for operators to use in identifying and inspecting pipelines located in High Consequence Areas ("HCAs"), defined as those areas that are unusually sensitive to environmental damage, that cross a navigable waterway, or that have a high population density. The regulations require operators, including us, to (i) perform ongoing assessments of pipeline integrity, (ii) identify and characterize applicable threats to pipeline segments that could impact a HCA, (iii) improve data collection, integration and analysis, (iv) repair and remediate pipelines as necessary; and (v) implement preventive and mitigating actions. In 1996, Congress enacted the APSA, which limited the operator identification requirement mandate to pipelines that cross a waterway where a substantial likelihood of commercial navigation exists, required that certain areas where a pipeline rupture would likely cause permanent or long-term environmental damage be considered in determining whether an area is unusually sensitive to environmental damage, and mandated that regulations be issued for the qualification and testing of certain pipeline personnel. In the PIPES Act, Congress required mandatory inspections for certain U.S. crude oil and natural gas transmission pipelines in HCAs and mandated that regulations be issued for low-stress hazardous liquid pipelines and pipeline control room management.

              The Pipeline Safety, Regulatory Certainty, and Job Creation Act of 2011 ("2011 Pipeline Safety Act") reauthorized funding for federal pipeline safety programs, increased penalties for safety violations, established additional safety requirements for newly constructed pipelines, and required studies of certain safety issues that could result in the adoption of new regulatory requirements for existing pipelines. Among other things, the 2011 Pipeline Safety Act directed the Secretary of Transportation to promulgate regulations relating to expanded integrity management requirements, automatic or remote-controlled valve use, excess flow valve use, leak detection system installation, and testing to confirm the material strength of pipe operating above 30% of specified minimum yield strength in high consequence areas. Effective October 25, 2013, PHMSA adopted new rules increasing the maximum administrative civil penalties for violation of the pipeline safety laws and regulations after January 3, 2012 to $200,000 per violation per day, with a maximum of $2 million for a related series of violations. PHMSA also has published an advisory bulletin providing guidance on verification of records related to pipeline maximum operating pressure. We have performed hydro-tests of our facilities to confirm the maximum operating pressure and do not expect that any final rulemaking by PHMSA regarding verification of maximum operating pressure would materially affect our operations or revenue. The safety enhancement requirements and other provisions of the 2011 Pipeline Safety Act, as well as any implementation of PHMSA regulations thereunder or any issuance or reinterpretation of PHMSA guidance with respect thereto, could require us to install new or modified safety controls, pursue additional capital projects or conduct maintenance programs on an accelerated basis, any of which could result in our incurring increased operating costs that could have a material adverse effect on our results of operations or financial position.

              All of our pipeline facilities are located in an HCA. Among other items, we inspect our pipelines to determine their condition and use the inspection information to evaluate appropriate preventative maintenance activities to ensure line integrity and safety. We currently estimate that we will incur approximately $3.0 million during 2015 to complete the testing required by existing DOT regulations and their state counterparts. This estimate does not include the costs for any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program. Such costs and liabilities might relate to repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, as well as lost cash flows resulting from shutting down our pipelines during the pendency of such repairs. Additionally, should we fail to comply with DOT or comparable state regulations, we could be subject to penalties and fines. The adoption of new or amended regulations by PHMSA or their state counterparts that result in more stringent or costly pipeline integrity management or safety standards could have a significant adverse effect on us.

Employee Safety

              We are subject to the requirements of the Occupational Safety and Health Act ("OSHA") and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and citizens. We also are subject to OSHA Process Safety Management regulations, which are designed to prevent or minimize the consequences of catastrophic releases of toxic, reactive, flammable or explosive chemicals. We believe that our operations are in substantial compliance with OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Security

              We are subject to the Department of Homeland Security (the "DHS") Chemical Facility Anti-Terrorism Standards, which are designed to regulate the security of high-risk chemical facilities, and to the Transportation Security Administration's Pipeline Security Guidelines and Transportation Worker Identification Credential program. We are also subject to the United States Coast Guard Maritime Transportation Security Act ("MTSA") as an operator of a facility adjacent to waters under the jurisdiction of the United States. We have an internal program of inspection designed to monitor and enforce compliance with all of these requirements, and have developed a Facility Security Plan as required under the MTSA. We believe that we are in material compliance with all applicable laws and regulations regarding the security of our facilities.

              While we are not currently subject to governmental standards for the protection of computer-based systems and technology from cyber threats and attacks, proposals to establish such standard are being considered in the U.S. Congress and by U.S. Executive Branch departments and agencies, including the DHS, and we may become subject to such standards in the future. We currently are implementing our own cyber security programs and protocols; however, we cannot guarantee their effectiveness. A significant cyber-attack could have a material effect on operations and those of our customers.

Insurance

              Our assets may experience physical damage as a result of an accident or natural disaster. These hazards can also cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage, and suspension of operations. We are insured under property, liability and business interruption policies, subject to the deductibles and limits under those policies. In addition, such insurance policies do not cover every potential risk associated with our operating facilities, and we cannot ensure that such insurance will be adequate to protect us from all material expenses related to potential future claims for personal and property damage, or that these levels of insurance will be available in the future at commercially reasonable prices. As we continue to grow, we will continue to evaluate our policy limits and deductibles as they relate to the overall cost and scope of our insurance program.

Legal Proceedings

              We are not currently a party to any legal proceedings that, if determined adversely against us, individually or in the aggregate, would have a material adverse effect on our financial position, results of operations or cash flows.

MANAGEMENT

              The following table sets forth the name, age and position of each of our executive officers and directors.

Name	Age	Position
Philip L. Rinaldi	68	Chief Executive Officer and Chairman of the Board
James T. Rens	49	Chief Financial Officer
David M. Ritter	58	Executive Vice President and Chief Operating Officer
Gregory G. Gatta	39	Chief Administrative Officer and Senior Vice President of Finance
John B. McShane	52	General Counsel and Secretary
David W. Albert	45	Director
David A. Stonehill	46	Director

              Philip L. Rinaldi.    Mr. Rinaldi has been our Chief Executive Officer and Chairman of our board of directors since our inception in February 2015 and the Chief Executive Officer and director of PES LLC since September 2012. He, in conjunction with The Carlyle Group, devoted his time in 2011 to developing the business plan and acquisition strategy that led to the acquisition of the Philadelphia refining complex. From 2011 until the end of 2013, Mr. Rinaldi also served on the board of directors of TexOak Energy, a portfolio company of The Carlyle Group. Mr. Rinaldi has been Chairman of the Board of Overseers at New Jersey Institute of Technology since 2009. Mr. Rinaldi was the founding CEO of Coffeyville Resources and served in that position until successfully selling the business to Goldman Sachs and Kelso in 2005. Mr. Rinaldi's career has focused on entrepreneurial reworking of energy, chemical and natural resource businesses such as Coffeyville Resources, Seminole Fertilizers, Mulberry Corporation, National Zinc and Tosco Corporation. Mr. Rinaldi has a Bachelor of Science and Master of Science in chemical engineering from New Jersey Institute of Technology. We believe that Mr. Rinaldi's experience as our Chief Executive Officer, as well as his extensive industry, leadership and business experience, makes him well suited to be the Chairman of our board of directors.

              James T. Rens.    Mr. Rens has been our Chief Financial Officer since February 2015 and the Chief Financial Officer of PES LLC since September 2012 and consulted for The Carlyle Group regarding the acquisition of the Philadelphia refining complex beginning in June 2012. Mr. Rens is a veteran executive with over 25 years' experience in the energy and agricultural industries, both domestic and internationally. Mr. Rens served as Chief Financial Officer for Executive AirShare from June 2010 to June 2012. Mr. Rens pursed private investments, including the acquisition of Dakota Gulf Holdings, in which he continues to hold an ownership interest, from May 2009 until June 2012. He also served as Chief Financial Officer and Treasurer of CVR Energy and its affiliates and predecessors from November 2003 to May 2009. Mr. Rens has a Bachelor of Science degree in accounting from Central Missouri State University.

              David M. Ritter.    Mr. Ritter has been our Executive Vice President and Chief Operating Officer since February 2015 and the Executive Vice President and Chief Operating Officer of PES LLC since March 2014. Mr. Ritter has more than 30 years of leadership experience in the energy industry with deep focus on oil and gas operations. From October 2010 to February 2014, Mr. Ritter was the President of Haymarket Group, a boutique energy industry consulting firm. He served as a Vice President for Royal Dutch Shell from February 2004 through September 2010 based in The Hague and in Milan, Italy, and he began his career with Mobil where he progressed through a series of management roles. Mr. Ritter also has significant management consulting experience having served as a leader in the downstream and supply chain consulting practice of CG Ernst & Young from 2000 to 2004. Mr. Ritter has a Bachelor of Science in civil engineering and a Master of Business Administration from Lehigh University.

              Gregory G. Gatta.    Mr. Gatta has been our Chief Administrative Officer and Senior Vice President of Finance since February 2015 and the Chief Administrative Officer and Senior Vice President of Finance of PES LLC since December 2014 and, prior to that, served as its Senior Vice President of Project Finance and Chief of Staff since September 2012. From September 2010 to August 2012, Mr. Gatta was the Managing Member of Blue Barn Partners, LLC, a private investment and advisory firm which he founded. Prior to Blue Barn, Mr. Gatta was an investment professional with various private investment firms, including Basso Capital Management, L.P., from July 2005 to August 2010, and Pegasus Capital Advisors, L.P., from November 1999 to July 2005, where he served on numerous corporate boards of directors. Mr. Gatta began his career with Chase Securities, Inc., the predecessor to JP Morgan Chase & Co, in global syndicated finance, structuring transactions for the firm's financial sponsor clients. Mr. Gatta graduated from Cornell University with a Bachelor of Science in biological sciences, and has a Master of Business Administration degree, with distinction, from The Samuel Curtis Johnson Graduate School of Management at Cornell University, where he currently serves on the Dean's Leadership Council. Mr. Gatta is also a certified six sigma black belt.

              John McShane.    Mr. McShane has been our General Counsel and Secretary since February 2015 and the General Counsel and Secretary of PES LLC since September 2012. Prior to joining PES LLC, from March 2002 to November 2011, Mr. McShane served as Executive Vice President and General Counsel of Global Crossing Limited, a global communications company, and as chairman of the company's United Kingdom-based subsidiary from June 2007 to November 2011. Prior to joining Global Crossing, Mr. McShane spent twelve years at several international law firms, including positions at Simpson Thacher & Bartlett from 1987 through 1996 and as Senior Counsel at Shearman and Sterling, Cadwalader, Wickersham & Taft, and Brown & Wood, where his main focus was on project financing and the representation of major commercial banks, financial institutions and corporations in connection with a broad range of their corporate, commercial and financing activities. Mr. McShane has a Juris Doctor from Harvard Law School and a Bachelor of Arts in liberal arts from St. John's College.

              David W. Albert.    Mr. Albert has been a member of our board of directors since February 2015 and a director of PES LLC since September 2012. Mr. Albert has been a Portfolio Manager and the Co-Head of the Carlyle Energy Mezzanine Opportunities Fund at The Carlyle Group since 2010. He is responsible for overseeing investments made by the fund, which are typically made to projects and companies that own oil and gas assets, related processing facilities or power generation assets. Mr. Albert was formerly Managing Director and Global Head of Project and Structured Finance at Morgan Stanley from December 2006 to July 2010. During 12 years at Morgan Stanley, Mr. Albert led the execution of numerous successful energy and power structured acquisition financings and refinancings. He began his career in 1992 in the mergers and acquisitions group at Salomon Brothers Inc. Mr. Albert graduated with a Bachelor of Science in economics and a Master of Business Administration from the Wharton School of the University of Pennsylvania. He also earned a Bachelor of Arts in English from the College of Arts and Sciences at the University of Pennsylvania. We believe that Mr. Albert's extensive leadership, business and finance experience qualifies him to serve as a member of our board of directors.

              David A. Stonehill.    Mr. Stonehill has been a member of our board of directors since February 2015 and a director of PES LLC since September 2012. Mr. Stonehill has been a Managing Director in the Carlyle Equity Opportunity Fund since 2010. Since joining Carlyle in 2010, Mr. Stonehill has been actively involved with the firm's investments in Dynamic Precision Group, Service King and WorldStrides, and he is currently a member of the Board of Directors of each of these entities. Prior to joining Carlyle, Mr. Stonehill was an Executive Managing Director and the Head of U.S. Private Investments at Och-Ziff Capital Management from April 2005 to March 2010. While at Och-Ziff, Mr. Stonehill and his team were involved in more than 25 transactions representing over $1.75 billion of invested capital. He also previously served as a Principal in the Private Equity Group at Blackstone,

in addition to working at Chartwell Investments and Bain & Co. Mr. Stonehill received his Master of Business Administration from Harvard Business School, where he was a Baker Scholar, his Juris Doctor from Harvard Law School, with honors, and his Bachelor of Arts from Harvard College, with honors. We believe that Mr. Stonehill's leadership, business and finance experience qualifies him to serve as a member of the board of directors.

Board Composition

              Members of the board of directors will be elected at our annual meeting of stockholders to serve for a term of one year or until their successors have been elected and qualified, subject to prior death, resignation, retirement or removal from office. Each election of directors will be by plurality vote of the stockholders.

              Upon completion of this offering, we will be a "controlled company" under the NYSE corporate governance rules for so long as PES Company continues to own more than 50% of the voting power of our capital stock after the completion of this offering. As a result, we will be eligible for exemptions from provisions of the NYSE corporate governance standards, including (i) the requirement that a majority of the board of directors consist of independent directors, (ii) the requirement that we have a nominating and corporate governance committee, (iii) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities and (iv) the requirement that there be an annual performance evaluation of the corporate governance and compensation committees.

              Following this offering, we intend to utilize some of these exemptions. As a result, we will not have a majority of independent directors or a nominating and corporate governance committee and our compensation committee will not consist entirely of independent directors. In addition, although we will have adopted charters for our audit and compensation committees and intend to conduct annual performance evaluations for these committees, neither of these committees will be composed entirely of independent directors immediately following the completion of this offering. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements. In the event that we are not, or cease to be, a controlled company within the meaning of these rules, we will be required to comply with these provisions within the transition periods specified in the NYSE corporate governance rules.

Committees of the Board of Directors

              Our board of directors will have an audit committee and a compensation committee, and may have such other committees as the board of directors determines from time to time. Each of the standing committees of the board of directors will have the composition and responsibilities described below.

Audit Committee

              Our audit committee will consist of            ,             and            .            will serve as chairperson of our audit committee. The audit committee members will meet the independence and experience standards established by the NYSE and the Exchange Act. Our audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and corporate policies and controls. Our audit committee will have the sole authority to retain and terminate our independent registered public accounting firm, approve all auditing services and related fees and the terms thereof, and pre-approve any non-audit services to be rendered by our independent registered public accounting firm. Our audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to our audit committee.

              Our board of directors will adopt a written charter for our audit committee, a copy of which will be available on our website as soon as practicable upon completion of this offering.

Compensation Committee

              Our compensation committee will consist of            ,             and            .            will serve as chairperson of our compensation committee. Our compensation committee will be responsible for assisting our board of directors in discharging its responsibilities relating to setting our compensation program and compensation of our executive officers and directors, monitoring our incentive and equity-based compensation plans and preparing our compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.

              Our board of directors will adopt a written charter for our compensation committee, a copy of which will be available on our website as soon as practicable upon the completion of this offering.

              Our chief executive officer and other executive officers will regularly report to the non-executive directors and our audit and compensation committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. Our principal accounting officer reports directly to our chief financial officer. We believe that the board's leadership structure provides appropriate risk oversight of our activities.

Compensation Committee Interlocks and Insider Participation

              We do not anticipate any interlocking relationships between any member of our compensation committee and any of our executive officers that would require disclosure under the applicable rules promulgated under federal securities laws.

Code of Business Conduct and Ethics

              Prior to the completion of this offering, our board of directors will adopt a code of business conduct and ethics applicable to our employees, directors and officers, in accordance with applicable federal securities laws and the corporate governance rules of the NYSE. Any waiver of this code may be made only by our board of directors and will be promptly disclosed as required by applicable federal securities laws and the corporate governance rules of the NYSE.

Corporate Governance Principles and Board Matters

              Prior to the completion of this offering, our board of directors will adopt corporate governance guidelines in accordance with the corporate governance rules of the NYSE.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

              This Compensation Discussion and Analysis provides an overview and analysis of the executive compensation program for our named executive officers and the compensation decisions for our named executive officers during 2014. This discussion is intended to be read in conjunction with the executive compensation tables and related disclosures that follow.

              For the year ended December 31, 2014, our named executive officers are:

  •
  Philip L. Rinaldi, Chief Executive Officer and Chairman of the Board,

  •
  James T. Rens, Chief Financial Officer,

  •
  David M. Ritter, Executive Vice President and Chief Operating Officer,

  •
  Gregory G. Gatta, Chief Administrative Officer and Senior Vice President of Finance, and

  •
  John B. McShane, General Counsel and Secretary.

              Compensation for our named executive officers has historically been determined by the board of managers of PES LLC (the "PES LLC Board"). The PES LLC Board has intended for our named executive officers' compensation to be significantly performance-based and allocates total compensation between compensation elements, taking into consideration the balance between providing short-term incentives and long-term investment in our financial performance, in a manner intended to align the interests of our named executive officers with the interests of our equityholders, reward value creation and provide competitive pay and benefits. Variable incentive compensation has been a key component of our compensation strategy.

              The primary elements and objectives of our named executive officers' compensation are summarized in the following table.

Compensation Element	Primary Objective
Base salary	To recognize performance of job responsibilities and to attract and retain individuals with superior talent.
Annual incentive bonus	To promote near-term performance objectives and reward individual contributions to the achievement of those objectives. Annual incentive bonuses include a deferred payout component to promote executive retention.
Equity incentive awards	To emphasize long-term performance objectives, encourage meaningful long-term value creation and retain key executives by providing an opportunity to participate equity ownership.
Severance benefits	To encourage the continued attention and dedication of key individuals and to focus the attention of key individuals when considering strategic alternatives.
Retirement savings (401(k)) plan	To provide an opportunity for tax-efficient savings.
Other elements of compensation and perquisites	To attract and retain talented executives in a cost-efficient manner by providing benefits with high perceived values at relatively low cost.

              To serve the foregoing objectives, our overall compensation program has generally been designed to be adaptive rather than formulaic. In alignment with the objectives set forth above, the PES LLC Board has generally determined overall compensation, and its allocation among the elements described above, in reliance upon the judgment and general industry knowledge of its members obtained through years of service with comparable companies in our and similar industries. Historically, we have not relied on independent compensation consultants in determining compensation amounts or the allocation of compensation among the different components thereof. However, in connection with this offering, we have retained Mercer, an independent compensation consultant. Going forward, we expect that Mercer will assist in assessing and structuring competitive compensation packages for executive officers that are consistent with our compensation philosophy.

Compensation Overview

              The overall compensation program for our named executive officers is structured to attract, motivate and retain highly qualified executive officers by paying them competitively, consistent with our success and their contribution to that success. The PES LLC Board believes compensation should be structured to ensure that a significant portion of compensation opportunity relates to factors that directly and indirectly influence long-term value. Consistent with this performance-based philosophy, our named executive officers receive a competitive base salary and significant incentive-based compensation, which includes variable awards under our annual incentive bonus programs based on our financial and operational performance and each named executive officer's individual performance. Our named executive officers also receive equity-based incentives, which are meant to align the named executive officers' interests with long-term performance.

              Total compensation for our named executive officers has been allocated between cash and equity compensation, taking into consideration a balance between providing short-term incentives, retention and driving long-term value creation. We provide variable cash bonus awards along with equity-based incentives so that total compensation reflects our overall success or failure and to motivate the named executive officers and reward their performance. In anticipation of our initial public offering, we intend to adopt a new incentive plan (the "Incentive Award Plan"), which is discussed in more detail under "2015 Incentive Award Plan" below.

Determination of Compensation Awards

              Compensation decisions for our named executive officers have historically been made by the PES LLC Board or, beginning upon its formation in December 2014, the Compensation Committee of the PES LLC Board (the "PES LLC Compensation Committee"). As of December 2014, the PES LLC Compensation Committee is charged with, among other things, reviewing compensation policies and practices to ensure (i) adherence to our compensation philosophies and (ii) that the total compensation paid to our named executive officers is fair, reasonable and competitive, taking into account our position within our industry, including our comparative performance, and our named executive officers' level of expertise and experience in their respective positions. In furtherance of the considerations described above, the PES LLC Compensation Committee is primarily responsible for (i) determining any base salary adjustments, (ii) assessing the performance of the Chief Executive Officer and other named executive officers for each applicable performance period and (iii) determining the incentive bonus compensation to be paid to our Chief Executive Officer and other named executive officers for each year.

              Prior to the formation of the PES LLC Compensation Committee in December 2014, compensation decisions were carried out by the PES LLC Board. In determining compensation levels for our named executive officers, the PES LLC Board considered each named executive officer's position and responsibility and relied upon the judgment and industry experience of its members, including their knowledge of competitive compensation levels in our industry. In this regard, we believe that base salaries for our named executive officers should be competitive with salaries for executive officers in similar positions and with similar responsibilities in our industry but have not historically sought comparisons against pay levels in any identified peer group. Each named executive officer's current and prior compensation is considered as a reference point against which determinations are made as to whether increases are appropriate to retain the named executive officer in light of competition or in order to provide continuing performance incentives. With respect to named executive officers other than our Chief Executive Officer, compensation determinations have typically been made in consultation with and based upon recommendations made by our Chief Executive Officer.

              When making compensation determinations, the PES LLC Board has not made regular use of benchmarking or of compensation consultants, and did not make use of benchmarking or compensation consultants when determining the 2014 compensation for our named executive officers. Rather, taking into account the considerations described above, the PES LLC Board has generally determined the amount and the allocation of total compensation among compensation components for our named executive officers in reliance upon the judgment and industry knowledge of the PES LLC Board's members and the recommendations of our Chief Executive Officer, except with respect to his own compensation. Going forward, we expect that the same considerations historically used by the PES LLC Board will be used in making future compensation decisions for our named executive officers, with additional guidance that is expected to be provided by Mercer, our independent compensation consultant.

Base Salary

              Base salaries for our named executive officers have generally been set at a level deemed necessary to attract and retain individuals with superior talent. Base salary increases are determined based upon changes in position or job responsibilities, demonstrated proficiency and performance of the executive officers and market conditions, each as assessed by the PES LLC Board. No formulaic base salary increases are provided to the named executive officers.

              For 2014, the PES LLC Board determined to provide a base salary increase to Mr. Gatta to reward his continuing demonstrated leadership and proficiency in guiding our business and his promotion to the position of Chief Administrative Officer. His salary was increased from $                to $                , effective January 1, 2014. The amount of Mr. Gatta's base salary increase was determined by the PES LLC Board, in conjunction with recommendations made by the Chief Executive Officer, with the intent of providing him base salary compensation that is fair, reasonable and competitive with executive officers in similar positions and with similar responsibilities in our marketplace. For Mr. Ritter, who joined PES LLC in March of 2014, base salary level was determined by direct arms-length negotiations with him, taking into account similar market considerations. None of our other named executive officers received any base salary adjustments in or for 2014.

              The 2014 annual base salaries for our named executive officers are set forth in the following table:

Named Executive Officer	2014 Annualized Base Salary ($)
Philip L. Rinaldi
James T. Rens
David M. Ritter
Gregory G. Gatta
John B. McShane

Annual Cash Incentive Awards

    Basic Annual Incentive Awards

              Historically, the compensation programs for our named executive officers have been structured to reward them in the form of an annual cash incentive award based on our financial and operational performance and their contributions to that performance. Annual cash incentive opportunities are expressed as a percentage of each named executive officer's base salary. For 2014, Messrs. Rinaldi, Ritter and Gatta had a target cash incentive award level of      % of base salary and were eligible to receive a maximum award of up to      % of base salary. Messrs. Rens and McShane had a target cash incentive award level of      % of base salary and were eligible to receive a maximum award of up to      % of base salary. These amounts do not include the deferred portion of the annual bonus, which is discussed below.

              While the employment agreements for certain of our named executive officers provide for annual incentive awards to be paid based on the attainment of a target budget for each applicable year, the PES LLC Board and PES LLC Compensation Committee have not historically established any specific performance targets or metrics in relation to cash incentive opportunities and did not do so for 2014. Rather, annual incentive award decisions for 2014 were made at the end of the year based upon all available information and the relevant PES LLC Board members' general industry knowledge and experience, with a view toward providing a fair, equitable and market competitive annual incentive award to each of our named executive officers. In making these determinations for 2014, the PES LLC Compensation Committee considered the following:

  •
  Good financial performance for the year, including earnings and cash flow results that represented a meaningful return on investment to our equityholders, good operational performance and significant financing and capital markets activities;

  •
  Strong organizational growth as we continued to develop as a stand-alone company during 2014 and began to prepare for this offering; and

  •
  Strong individual performance and commitment of our named executive officers to our growth and success in 2014, individual performance adjustments for each of our named executive officers for 2014 were based on a subjective evaluation of each executive's total perceived contributions and commitment to our organization in 2014 and generally did not result in significant differences in award levels.

              Based on the foregoing considerations, the PES LLC Compensation Committee determined to grant cash incentive awards at a level of approximately      % to      % of each named executive officer's base salary for 2014, except that Mr. Ritter received a partially reduced award in relation to his partial year of service with us in 2014.

Deferred Incentive Awards

              In addition to the basic annual cash incentive awards described above, we maintain a deferred cash incentive program for each of our named executive officers, pursuant to which they are entitled to receive additional deferred payments in relation to their annual incentive awards. Specifically, for any year during which the named executive officer earns an annual cash incentive award, he would be entitled to receive an additional amount (the "deferred bonus"), equal to      % of the annual cash incentive award earned for the applicable year. The deferred bonus is payable in three equal installments in January of each successive year after the year in which the original incentive award to which the deferred bonus relates is paid, in each case subject to the named executive officer's continued employment through the later payment date. We believe the payment of these deferred bonuses to our named executive officers serves not only to motivate the named executive officers to perform but also to encourage their retention because of the deferred basis on which the amounts are paid.

Equity Incentive Awards

              We do not currently have a formal policy with respect to requiring officers and directors to own equity interests. However, we have historically encouraged equity ownership by our named executive officers through the award of incentive units ("Incentive Units"). The Incentive Units are limited liability company interests in PES Company that are intended to constitute profits interests for purposes of the Code. In addition, following the acquisition of the Philadelphia refining complex, Messrs. Rinaldi and Rens each made a substantial equity capital investment in our business. We believe that equity participation by our named executive officers encourages retention and provides our named executive officers with a strong incentive to increase value.

              We have not historically made annual or regular periodic equity grants to our named executive officers. Rather, Incentive Units were granted to the named executive officers upon the named executive officer's commencement of employment. Additional Incentive Units may be granted from time to time as determined to be appropriate. However, none of our named executive officers has received an additional Incentive Unit grant subsequent to the initial award. A number of factors were considered in determining the amount of the Incentive Units to award to each named executive officer, such as the relative scope of a named executive officer's duties and responsibilities, individual employment history and experience and the ability to contribute to future increases in equity value.

              The Incentive Units are intended to constitute "profits interests" for United States federal income tax purposes. The Incentive Units allow the named executive officers to share in equity value appreciation following the date of grant. The Incentive Units were initially subject to forfeiture with respect to 100% of the awards in the event of a grantee's termination of service with us. These forfeiture restrictions generally lapse in five equal annual installments following the date of grant, subject to continued service with us on each applicable lapse. The Incentive Units participate in distributions in accordance with their terms, regardless of any forfeiture restrictions. The Incentive Units will accelerate and the forfeiture restrictions will lapse in full upon a change in control or upon the consummation of this offering.

              During 2014, in connection with his commencement of employment, Mr. Ritter received a one-time grant of          Incentive Units, with the amount of such award being determined based on the considerations described above. The Incentive Units granted to Mr. Ritter include features designed to ensure that he shares only in equity value appreciation following the date of grant.

Employment and Severance Arrangements

              The PES LLC Board considers the maintenance of a sound management team to be essential to protecting and enhancing our best interests. To that end, the PES LLC Board has recognized that the uncertainty which may exist among management with respect to their "at-will" employment could result in the departure or distraction of management personnel. Accordingly, the PES LLC Board has determined that severance arrangements are appropriate to encourage the continued attention and dedication of certain named executive officers and to allow them to focus on the value to equityholders of strategic alternatives without concern for the impact on their continued employment.

              As a result, PES LLC has entered into employment agreements with Messrs. Rinaldi, Rens and Ritter and severance agreements with Messrs. Gatta and McShane, pursuant to which each of the named executive officers would become entitled upon a termination of their employment without cause or a resignation for good reason to receive a lump sum severance payment in an amount equal to                    times base salary, provided that he timely executes a general release of claims. In addition, in the event of a termination due to the named executive officer's death or disability each of the named executive officers would be entitled to receive a partial or prorated portion of the named executive officer's annual incentive bonus for the year of termination; provided that, for Messrs. Rinaldi and Rens, such termination occurred during the second half of a bonus year.

              As used in these agreements, "cause" means (i) a conviction or plea of no contest to a misdemeanor involving moral turpitude or a felony, (ii) engaging in conduct that is materially injurious to our company, (iii) gross negligence or willful misconduct in the performance of duties, (iv) a willful refusal to perform duties or (v) with respect to executives who are subject to an employment agreement, a material breach of the agreement.

              As used in these agreements, "good reason" means (i) a material breach of the agreement, (ii) a material diminution in base salary, target annual bonus amount (with respect to Messrs. Gatta's and McShane's severance agreements), duties, authority or responsibility or (iii) a relocation of the named executive officer's primary place of employment to more than 50 miles outside of the Philadelphia, Pennsylvania metropolitan area, in each case, provided that the named executive officer has given notice of the condition and it has remained uncured for 30 days.

              Each of our named executive officers is also subject to restrictive covenants under agreements entered into with us, pursuant to which they agreed to refrain from disclosing our confidential information indefinitely, and from competing with us in certain states or soliciting our customers, employees, contractors, consultants, suppliers or vendors for two years following termination of their employment.

Benefit Plans and Perquisites

              We provide our named executive officers with certain personal benefits and perquisites, which the PES LLC Board does not consider to be a significant component of their compensation but which the PES LLC Board recognizes are an important factor in attracting and retaining talented executives. Subject to the terms of the applicable plans, our named executive officers are eligible under the same plans as all other employees with respect to the medical, dental, vision, disability and life insurance plans and a tax-qualified 401(k) defined contribution plan with company matching contributions. In 2014, we also provide reimbursements to certain of our named executive officers for personal housing and living, commuting and relocation expenses and paid certain club dues for our named executive officers, which we believe advances our business interests. We provide Mr. Rinaldi with the personal use of a company-provided vehicle. We provide these supplemental benefits due to the relatively low cost of such benefits and the value they provide in attracting and retaining talented executives.

              We also provide our named executive officers with compensation intended to reimburse them for the additional amount of taxes they pay by virtue of the Self Employment Contributions Act over the amount of taxes they would pay under the Federal Insurance Contributions Act if they were treated as employees for this purpose. These payments are intended to compensate the named executive officers for adverse tax consequences they have suffered as a result of being treated as self-employed partners.

              None of our named executive officers receives any other tax gross up in connection with our provision of any perquisites or personal benefits. The value of personal benefits and perquisites provided to each of our named executive officers in 2014 is set forth in our Summary Compensation Table below.

2014 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Unit Awards ($)		Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(6)	Total ($)
Philip L. Rinaldi	2014			—			(3)
Chief Executive Officer &
Chairman of the Board
James T. Rens	2014			—			(4)
Chief Financial Officer
David M. Ritter	2014				(2)		(5)
Executive Vice President & Chief
Operating Officer
Gregory G. Gatta	2014			—			(4)
Chief Administrative Officer &
Senior Vice President of Finance
John B. McShane	2014			—			(5)
General Counsel & Secretary

(1)
Represents a $              safety award bonus for each named executive officer, plus, for Mr. Ritter, a sign-on bonus payment of $               in connection with his commencement of employment in 2014.

(2)
Represents the aggregate grant date fair value of the Incentive Unit award granted to Mr. Ritter in connection with his commencement of employment in 2014, as determined in accordance with FASB ASC Topic 718. For a description of the Incentive Units, see "—Equity Incentive Awards" above.

(3)
Represents $              earned under our annual incentive bonus program for 2014, plus a $              deferred bonus payable in three equal annual installments in January 2016, 2017 and 2018, subject to continued employment through the applicable payment date. For additional information, see "—Annual Cash Incentive Awards" above.

(4)
Represents $              earned under our annual incentive bonus program for 2014, plus a $              deferred bonus payable in three equal annual installments in January 2016, 2017 and 2018, subject to continued employment through the applicable payment date. For additional information, see "—Annual Cash Incentive Awards" above.

(5)
Represents $              earned under our annual incentive bonus program for 2014, plus a $              deferred bonus payable in three equal annual installments in January 2016, 2017 and 2018, subject to continued employment through the applicable payment date. For additional information, see "—Annual Cash Incentive Awards" above.

(6)
Represents the following amounts:

Name	Employer Contribution to 401(k) Plan ($)	Reimbursement of Excess SECA Tax ($)(a)	Personal Housing and Living Expenses ($)(b)	Commuting Expenses ($)	Company- provided Vehicle ($)	Relocation Reimbursement ($)(c)	Club Dues ($)	Other Perquisites and Personal Benefits ($)	Total ($)
Philip L. Rinaldi				—		—
James T. Rens			—	—	—			—
David M. Ritter		—			—
Gregory G. Gatta			—	—	—	—	—	—
John B. McShane			—	—	—	—		—

(a)
Represents compensation intended to reimburse the named executive officer for the additional amount of taxes paid by virtue of the Self Employment Contributions Act over the amount of taxes the named executive officer would pay under the Federal Insurance Contributions Act if the named executive officer were treated as an employee for this purpose. These payments are intended to compensate the named executive officers for adverse tax consequences they have suffered as a result of being treated as self-employed partners.

(b)
Represents housing, meals and entertainment and other living expenses related to company-provided executive housing.

(c)
Represents compensation intended to reimburse the named executive officer for relocation expenses incurred in connection with their commencement of employment or shortly thereafter.

2014 Grants of Plan-Based Awards

Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)
All Other Stock Awards: Number of Units(#)(2)
Grant Date Fair Value of Unit Awards($)(3)
Name	Grant Date	Target ($)	Maximum ($)
Philip L. Rinaldi	—			—	—
James T. Rens	—			—	—
David M. Ritter
Gregory G. Gatta	—			—	—
John B. McShane	—			—	—

(1)
Represents annual incentive bonuses for 2014 under the annual bonus program, plus deferred bonuses. For additional information regarding the annual bonus program, see "—Annual Cash Incentive Awards" above.

(2)
Represents the number of Incentive Units granted to Mr. Ritter in connection with his commencement of employment with PES LLC in 2014. The incentive units are limited liability company interests in PES Company.

(3)
Represents the aggregate grant date fair value of the Incentive Units granted during 2014, as determined in accordance with FASB ASC Topic 718. For a description of the Incentive Units, see "—Equity Incentive Awards" above.

Outstanding Equity Awards at 2014 Fiscal Year-End

Unit Awards(1)
Name	Grant Date	Number of Units That Have Not Vested (#)	Market Value of Units That Have Not Vested ($)(2)
Philip L. Rinaldi
James T. Rens
David M. Ritter
Gregory G. Gatta
John B. McShane

(1)
Represents Incentive Units held by our named executive officers that remain subject to forfeiture restrictions as of December 31, 2014. The Incentive Units are limited liability company interests in PES Company that are intended to permit the holder to share in equity value appreciation following the date of grant and to constitute profits interests under the Code. The forfeiture restrictions on the Incentive Units lapse, in five substantially equal annual installments following the grant date, subject to accelerated vesting in connection with certain events. For additional information, see "—Equity Incentive Awards" above.

(2)
The amount shown reflects an estimate of the fair market value of the units as of December 31, 2014, as determined based on guidance provided by a third party valuation firm.

2014 Units Vested

Unit Awards
Name	Number of Units Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Philip L. Rinaldi
James T. Rens
David M. Ritter	—	—
Gregory G. Gatta
John B. McShane

(1)
Amount shown represents a fair market value estimate, using the same December 31, 2014 valuation estimate as reflected in the values shown above in the table headed "Outstanding Equity Awards at 2014 Fiscal Year-End."

2014 Pension Benefits

              None of our named executive officers participated in a defined benefit pension plan during the year ended December 31, 2014.

2014 Non-Qualified Deferred Compensation

              None of our named executive officers participated in a nonqualified deferred compensation plan during the year ended December 31, 2014.

Potential Payments Upon Termination or Change in Control

              The following table provides information regarding the payments each of our named executive officers would have received upon a change in control or qualifying termination of employment, in each case, assuming the applicable event occurred on December 31, 2014.

Form of Payment
Name/Triggering Event	Cash Severance ($)(1)	Prorated Bonus ($)(2)	Equity Awards ($)(3)	Total ($)
Philip L. Rinaldi
Change in Control	—	—
Death/Disability	—		—
Involuntary Termination(4)		—	—
James T. Rens
Change in Control	—	—
Death/Disability	—		—
Involuntary Termination(4)		—	—
David M. Ritter
Change in Control	—	—
Death/Disability	—		—
Involuntary Termination(4)		—	—
Gregory G. Gatta
Change in Control	—	—
Death/Disability	—		—
Involuntary Termination(4)		—	—
John B. McShane
Change in Control	—	—
Death/Disability	—		—
Involuntary Termination(4)		—	—

(1)
Represents an amount equal to                    times the named executive officer's annual base salary.

(2)
Represents a prorated portion of the named executive officer's annual incentive bonus that would have been payable in the year of termination. Because the table assumes a termination occurring December 31, 2014, the amount shown represents the full bonus for the year.

(3)
Represents the value of Incentive Units that would vest in connection with a change in control.

(4)
Involuntary termination includes a termination by PES LLC without cause or by the named executive officer for good reason. For additional information, see "—Employment and Severance Arrangements."

PES LLC Board Member Compensation

              PES LLC Board members, who are our employees or who are representatives of Carlyle or PES Equity, receive no additional compensation for serving on the PES LLC Board or its committees.

The non-employee members on the PES LLC Board receive an additional cash retainer of $              and are eligible to receive Incentive Units to the same extent as other service providers. The Incentive Units generally vest, and the restrictions on unvested Incentive Units generally lapse, in five substantially equal annual installments, subject to forfeiture if the member is no longer serving on the PES LLC Board on the applicable vesting date.

              In 2014, we provided the following compensation to members serving on the PES LLC Board:

Name	Fees Earned or Paid in Cash ($)	Unit Awards ($)(1)(2)	Total ($)
Gregory C. King

(1)
Represents the aggregate grant date fair value of the Incentive Units granted to Mr. King during 2014, as determined in accordance with FASB ASC Topic 718. The Incentive Units granted to Mr. King include features designed to ensure that he only shares in the appreciation of the value of the Incentive Units following the date of grant. The Incentive Units are limited liability company interests in PES Company. For a description of the Incentive Units, see "—Equity Incentive Awards" above.

(2)
As of December 31, 2014, Mr. King held         Incentive Units, which are subject to forfeiture if he is no longer serving on the PES LLC Board on the applicable vesting date.

2015 Incentive Award Plan

              In connection with this offering, we intend to adopt and have our stockholders approve a 2015 Incentive Award Plan under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the Incentive Award Plan, as it is currently contemplated, are summarized below.

Eligibility and Administration

              Our employees, consultants and directors, and employees, consultants and directors of our subsidiaries will be eligible to receive awards under the Incentive Award Plan. Following this offering, the Incentive Award Plan will be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under Section 16 of the Exchange Act, and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the Incentive Award Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the Incentive Award Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

              An aggregate of                    shares of our Class A common stock will initially be available for issuance under awards granted pursuant to the Incentive Award Plan. No more than                    shares of Class A common stock may be issued upon the exercise of incentive stock options. Shares issued under the Incentive Award Plan may be authorized but unissued shares, or shares purchased in the open market.

              If an award under the Incentive Award Plan is forfeited, expires or is settled for cash, any shares subject to such award may, to the extent of such forfeiture, expiration or cash settlement, be used again for new grants under the Incentive Award Plan. Awards granted under the Incentive Award Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the Incentive Award Plan. The maximum number of shares of our Class A common stock that may be subject to one or more awards granted to any non-employee director for services as a director pursuant to the Incentive Award Plan during any calendar year will be                    .

Awards

              The Incentive Award Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, stock payments, restricted stock units, or RSUs, performance shares, other incentive awards, stock appreciation rights, or SARs, and cash awards. No determination has been made as to the types or amounts of awards that will be granted to specific individuals pursuant to the Incentive Award Plan. Certain awards under the Incentive Award Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the Incentive Award Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. Awards other than cash awards generally will be settled in shares of our Class A common stock, but the plan administrator may provide for cash settlement of any award. A brief description of each award type follows.

  •
  Stock Options.  Stock options provide for the purchase of shares of our Class A common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option generally will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions.

  •
  SARs.  SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will generally not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

  •
  Restricted Stock, RSUs and Performance Shares.  Restricted stock is an award of nontransferable shares of our Class A common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our Class A common stock in the future, which may also remain forfeitable unless and until specified conditions are met. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Performance shares are contractual rights to receive a range of shares of our Class A common stock in the future based on the attainment of specified performance goals, in addition to other conditions which may apply to these awards. Conditions applicable to restricted stock, RSUs and performance shares may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

  •
  Stock Payments, Other Incentive Awards and Cash Awards.  Stock payments are awards of fully vested shares of our Class A common stock that may, but need not, be made in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. Other incentive awards are awards other than those enumerated in this summary that are denominated in, linked to or derived from shares of our Class A common stock or value metrics related to our shares, and may remain forfeitable unless and until specified conditions are met. Cash awards are cash incentive bonuses subject to performance goals.

  •
  Dividend Equivalents.  Dividend equivalents represent the right to receive the equivalent value of dividends paid on shares of our Class A common stock and may be granted alone or in tandem with awards. Dividend equivalents are credited as of dividend record dates during the period between the date an award is granted and the date such award vests, is exercised, is distributed or expires, as determined by the plan administrator.

Performance Awards

              Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include but are not limited to: (i) net earnings (either before or after one or more of (A) interest, (B) taxes, (C) depreciation and (D) amortization); (ii) gross or net sales or revenue; (iii) net income (either before or after taxes); (iv) adjusted net income; (v) operating earnings or profit; (vi) cash flow (including, but not limited to, operating cash flow and free cash flow); (vii) return on assets; (viii) return on capital; (ix) return on stockholders' equity; (x) total stockholder return; (xi) return on sales; (xii) gross or net profit, operating margin or refining margin; (xiii) costs; (xiv) expenses; (xv) working capital; (xvi) earnings per share; (xvii) adjusted earnings per share; (xviii) price per share; (xix) market share; (xx) economic value; (xxi) revenue; (xxii) revenue growth; (xxiii) improvements in capital structure; (xxiv) profitability of an identifiable business unit or product; (xxv) environmental, health and safety; (xxvi) reportable air emissions or spills to water or ground; (xxvii) OSHA-recordable personal injuries or lost time accidents; (xxviii) process safety incidents; (xxix) trucking incidents; (xxx) commercial optimization and (xxxi) crude oil throughput (expressed as a number of barrels per day or the average number of barrels per day).

Certain Transactions

              The plan administrator has broad discretion to take action under the Incentive Award Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Class A common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the plan administrator will make equitable adjustments to the Incentive Award Plan and outstanding awards. In the event of a change in control of our company (as defined in the Incentive Award Plan), to the extent that the surviving entity declines to continue, convert, assume or replace outstanding awards, then all such awards may become fully vested and exercisable in connection with the transaction. Upon or in anticipation of a change of control, the plan administrator may cause any outstanding awards to terminate at a specified time in the future and give the participant the right to exercise such awards during a period of time determined by the plan administrator in its sole discretion. Individual award agreements may provide for additional accelerated vesting and payment provisions.

Claw-Back Provisions; Transferability and Participant Payments

              All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy and/or in the applicable award agreement.

With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the Incentive Award Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding, exercise price and purchase price obligations arising in connection with awards under the Incentive Award Plan, the plan administrator may, in its discretion, accept cash or check, shares of our Class A common stock that meet specified conditions, a "market sell order" or such other consideration as it deems suitable.

Plan Amendment and Termination

              Our board of directors may amend or terminate the Incentive Award Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the Incentive Award Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the Incentive Award Plan after the tenth anniversary of the date on which our board of directors adopts the Incentive Award Plan.

PRINCIPAL STOCKHOLDERS

              The following table provides certain information regarding the beneficial ownership of our outstanding Class A common stock and Class B common stock as of                    , 2015, after giving effect to our organizational transactions and this offering, for:

  •
  each person or group who beneficially owns more than 5% of our Class A common stock or Class B common stock;

  •
  each of our directors;

  •
  each of our named executive officers; and

  •
  all of our current executive officers and directors as a group.

Name of beneficial owner(1)	Shares of Class A Common Stock to be Beneficially Owned	Percentage of Class A Common Stock to be Beneficially Owned		Shares of Class B Common Stock to be Beneficially Owned	Percentage of Class B Common Stock to be Beneficially Owned	Voting Interest to be Beneficially Owned
5% Stockholders
PES Company, LLC(2)			%		100%		%
Directors and Named Executive Officers
Philip L. Rinaldi			%		—		%
David W. Albert			%		—		%
David A. Stonehill			%		—		%
James T. Rens			%		—		%
David M. Ritter			%		—		%
Gregory G. Gatta			%		—		%
John B. McShane			%		—		%
All Executive Officers and Directors as a group (seven persons)			%		—		%

(1)
Unless otherwise indicated, the address for all beneficial owners in this table is 1735 Market Street, 10th Floor, Philadelphia, Pennsylvania 19103.

(2)
PES Company is managed by a nine person board of directors that has voting and dispositive power over the shares of Class B common stock owned by PES Company. The PES Company board of directors consists of David W. Albert, Rodney S. Cohen, David M. Marchick, David A. Stonehill, Robert W. Owens, Michael J. Hennigan, Phillip L. Rinaldi, David M. Ritter and Gregory C. King. None of such persons individually has voting and dispositive power over these shares, and each such person expressly disclaims beneficial ownership over these shares, except to the extent of any pecuniary interest therein. PES Company is owned by Carlyle, PES Equity and members of its management. Due to certain board representation and voting rights, Carlyle may be deemed to indirectly beneficially own the securities held by PES Company. The address for Carlyle is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004-2505.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

              The following is a description of transactions since September 8, 2012, to which we have been a party, in which the amount involved in the transaction exceeds $120,000, and in which any of our directors, executive officers or to our knowledge, beneficial owners of more than 5% of our capital stock or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest, other than employment, compensation, termination and change in control arrangements with our named executive officers, which are described under "Compensation Discussion and Analysis." Each of the related party transactions described below was negotiated on an arm's length basis. We believe that the terms of such agreements are as favorable as those we could have obtained from parties not related to us.

PES LLC Operating Agreement

              In connection with the completion of this offering, we and PES Company will enter into the PES LLC Operating Agreement.

              Appointment as Managing Member.    Under the PES LLC Operating Agreement, we will become the sole managing member of PES LLC. As the sole managing member, we, through our officers and directors, will be able to control all of the day-to-day business affairs and decision-making of PES LLC without the approval of any other member. Pursuant to the terms of the PES LLC Operating Agreement, we cannot, under any circumstances, be removed as the sole managing member of PES LLC except by our election.

              Compensation.    We will not be entitled to compensation for our services as managing member. We will be entitled to reimbursement by PES LLC for fees and expenses incurred on behalf of PES LLC, including all expenses associated with this offering and maintaining our corporate existence.

              Distributions.    The PES LLC Operating Agreement will require tax distributions to be made by PES LLC to its members. Tax distributions will be made to each member (including us) as and when the members are required to make estimated payments or file tax returns, which we expect will be on a quarterly basis. The tax distributions will be based on each member's allocable share of the taxable income of PES LLC and an assumed tax rate that will be determined by us. For this purpose, the taxable income of PES LLC, and our allocable share of such taxable income, will be determined without regard to any tax basis adjustments that result from our deemed or actual purchase of an equity interest in PES LLC from PES Company (as described under "—Tax Receivable Agreement"). The assumed tax rate that we expect to use for purposes of determining tax distributions from PES LLC to its members will approximate our reasonable estimate of the highest combined federal, state and local tax rate that may potentially apply to any one of PES LLC's members, regardless of the actual final tax liability of any such member. Tax distributions will also be made only to the extent all distributions from PES LLC for the relevant period were otherwise insufficient to enable each member to cover its tax liabilities as calculated in the manner described above. The PES LLC Operating Agreement will also allow for distributions to be made by PES LLC to its members on a pro rata basis out of "distributable cash," as that term is defined in the agreement. To the extent permitted by our subsidiaries' debt agreements, we expect PES LLC may make distributions out of distributable cash periodically to enable us to cover our operating expenses and other obligations, including our indebtedness, tax liabilities and obligations under the tax receivable agreement, as well as to make dividend payments, if any, to the holders of our Class A common stock.

              Transfer Restrictions.    The PES LLC Operating Agreement generally will not permit transfers of LLC Units by members, subject to limited exceptions. Any transferee of LLC Units will be required to assume, by operation of law or written agreement, all of the obligations of a transferring member with respect to the transferred units, even if the transferee is not admitted as a member of PES LLC.

              Recapitalization.    Pursuant to the terms of the PES LLC Operating Agreement, the units currently held by the existing members of PES LLC will be capitalized into a new single class of common membership units, which we refer to as the "LLC Units." Each LLC Unit will entitle the holder to a pro rata share of the net profits and net losses and distributions of PES LLC.

              LLC Unit Redemption Right.    The PES LLC Operating Agreement provides PES Company a redemption right that entitles PES Company to have its LLC Units redeemed in exchange for newly issued shares of our Class A common stock on a one-for-one basis. If we decide to make a cash payment, PES Company has the option to rescind its redemption request within a specified time period. Upon the exercise of the redemption right, the redeeming member will surrender its LLC Units to PES LLC for cancellation.

              The PES LLC Operating Agreement requires that we contribute cash or shares of our Class A common stock to PES LLC in exchange for an amount of newly issued LLC Units in PES LLC that will be issued to us equal to the number of LLC Units redeemed from PES Company. PES LLC will then distribute the cash or shares of our Class A common stock to PES Company to complete the redemption. In the event of such election by PES Company, we may, at our option, effect a direct exchange of cash or our Class A common stock for such LLC Units in lieu of a redemption through PES LLC. We are obligated to ensure that at all times the number of LLC Units that we own equals the number of shares of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

              Maintenance of One-to-One Ratio between Shares of Class A Common Stock and LLC Units.    Our certificate of incorporation and the PES LLC Operating Agreement will require that (i) we at all times maintain a ratio of one LLC Unit owned by us for each share of Class A common stock issued by us (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities) and (ii) PES LLC at all times maintain (x) a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Units owned by us and (y) a one-to-one ratio between the number of shares of Class B common stock owned by PES Company and the number of LLC Units owned by PES Company. This construct is intended to result in PES Company having a voting interest in us that is identical to its percentage economic interest in PES LLC.

              Issuance of LLC Units Upon Exercise of Options or Issuance of Other Equity Compensation.    Upon the exercise of options issued by us, or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will be required to acquire from PES LLC a number of LLC Units equal to the number of shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons who are not officers or employees of PES LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution to PES LLC equal to the aggregate value of such shares of Class A common stock, and PES LLC will issue to us a number of LLC Units equal to the number of shares of Class A common stock we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons who are officers or employees of PES LLC or its subsidiaries, we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to PES LLC (or the applicable subsidiary of PES LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of PES LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to PES LLC (or such subsidiary) the number of vested shares of Class A common stock at a price equal to the market price per share, PES LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in PES LLC equal to the purchase price for such shares in exchange for an equal number of LLC Units.

              Dissolution.    The PES LLC Operating Agreement will provide that the unanimous consent of all members holding voting units will be required to voluntarily dissolve PES LLC. In addition to a voluntary dissolution, PES LLC will be dissolved upon a change of control transaction under certain circumstances, as well as upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (i) first, to pay the expenses of winding up PES LLC; (ii) second, to pay debts and liabilities owed to creditors of PES LLC, other than members; (iii) third, to pay debts and liabilities owed to members and (iv) fourth, to the members pro-rata in accordance with their respective percentage ownership interests in PES LLC (as determined based on the number of LLC Units held by a member relative to the aggregate number of all outstanding LLC Units).

              Confidentiality.    Each member will agree to maintain the confidentiality of PES LLC's confidential information. This obligation excludes information (i) independently obtained or developed by the members or (ii) information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation. Further, disclosures required by law or judicial process or approved by our chief executive officer are excluded from this obligation.

              Indemnification and Exculpation.    To the extent permitted by applicable law, PES LLC will indemnify us, as its sole managing member, its authorized officers, its other employees and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

              We, as the sole managing member, and the authorized officers and other employees and agents of PES LLC will not be liable to PES LLC, its members or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud or intentional misconduct.

              Amendments.    The PES LLC Operating Agreement may be amended with the consent of the holders of a majority in voting power of the outstanding LLC Units; provided that if the managing member holds greater than      % of the LLC Units, then it may be amended with the consent of the managing member together with holders of at least       % of the outstanding LLC Units, excluding LLC Units held by the managing member. Notwithstanding the foregoing, no amendment to any of the provisions that expressly require the approval or action of certain members may be made without the consent of such members and no amendment to the provisions governing the authority and actions of the managing member or the dissolution of PES LLC may be amended without the consent of the managing member.

Tax Receivable Agreement

              As described in "Our Organizational Structure," we intend to use substantially all of the net proceeds from this offering to purchase LLC Units directly from PES LLC. We may obtain an increase in our share of the tax basis of the assets of PES LLC in the future, when (as described above under "—PES LLC Operating Agreement—LLC Unit Redemption Right") PES Company receives shares of our Class A common stock or cash at our election in connection with an exercise of PES Company's right to have LLC Units in PES LLC held by PES Company redeemed by PES LLC or, at our election, exchanged (which we intend to treat as our direct purchase of LLC Units from an existing owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Units are surrendered by PES Company to PES LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Units directly) (such basis increase, the "Basis Adjustments"). Any Basis Adjustment will have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

              In connection with the transactions described above, we will enter into the tax receivable agreement with PES LLC and PES Company. The tax receivable agreement will provide for the payment by us to PES Company of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of the transactions described above, including increases in the tax basis of the assets of PES LLC attributable to payments made under the tax receivable agreement and deductions attributable to imputed interest and other payments of interest pursuant to the tax receivable agreement. PES LLC intends to have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange of LLC Units for shares of our Class A common stock or cash occurs. These tax benefit payments are not conditioned upon any continued ownership interest in either PES LLC or us by PES Company. PES Company's rights under the tax receivable agreement are assignable to transferees of its LLC Units (other than us as transferee pursuant to subsequent redemptions of the transferred LLC Units). We expect to benefit from the remaining 15% of tax benefits, if any, that we may actually realize.

              The actual Basis Adjustments, as well as any amounts paid to PES Company under the tax receivable agreement, will vary depending on a number of factors, including:

  •
  the timing of any subsequent redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of PES LLC at the time of each redemption or exchange;

  •
  the price of shares of our Class A common stock at the time of the redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, is directly related to the price of shares of our Class A common stock at the time of the redemptions or exchanges;

  •
  the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

  •
  the amount and timing of our income—the tax receivable agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the tax receivable agreement.

              If we do not have taxable income, we generally will not be required (absent a change of control or other circumstances requiring an early termination payment) to make payments under the tax receivable agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year will likely generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the tax receivable agreement.

              For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing our actual income and franchise tax liability to the amount of such taxes that we would have been required to pay had there been no Basis Adjustments, had there been no tax benefit to us as a result of the special allocations described above and had the tax receivable agreement not been entered into. The tax receivable agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the offering. There is no maximum term for the tax receivable agreement; however, the tax receivable agreement may be terminated by us pursuant to an early termination procedure that requires us to pay PES Company an agreed upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated based on certain assumptions).

              The payment obligations under the tax receivable agreement are our obligations and not obligations of PES LLC. Although the actual timing and amount of any payments that may be made under the tax receivable agreement will vary, we expect that the payments that we may be required to make to PES Company could be substantial. Any payments made by us to PES Company under the tax receivable agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to PES LLC and, to the extent that we are unable to make payments under the tax receivable agreement for any reason, the unpaid amounts generally will be deferred and will accrue interest until paid by us. We anticipate funding payments under the tax receivable agreement from cash flow from operations of our subsidiaries, available cash and available borrowings.

              The tax receivable agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, or that if, at any time, we elect an early termination of the tax receivable agreement, then the tax receivable agreement will terminate and our obligations, or our successor's obligations, under the tax receivable agreement would accelerate and become due and payable, based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the tax receivable agreement. We may elect to completely terminate the tax receivable agreement early only with the written approval of our board of directors.

              Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by PES Company under the tax receivable agreement. For example, the earlier disposition of assets following a transaction that results in a Basis Adjustment will generally accelerate payments under the tax receivable agreement and increase the present value of such payments.

              As a result or a change in control or our election to terminate the tax receivable agreement early, (i) we could be required to make cash payments to PES Company that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the tax receivable agreement, and (ii) if we elect to terminate the tax receivable agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the tax receivable agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the tax receivable agreement could have a material adverse effect on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the tax receivable agreement.

              Payments under the tax receivable agreement will be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to PES Company pursuant to the tax receivable agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to PES Company will be netted against any future cash payments that we might otherwise be required to make under the terms of the tax receivable agreement. However, we might not determine that we have effectively made an excess cash payment to PES Company for a number of years following the initial time of such payment. As a result, it is possible that we could make cash payments under the tax receivable agreement that are substantially greater than our actual cash tax savings. Although we are not currently aware of any potential challenge, if we subsequently determine that any Basis Adjustments or other tax benefits may be subjected to a reasonable challenge by a taxing authority, we may withhold payments to PES Company under the tax receivable agreement related to such Basis Adjustments or other tax benefits in an interest-bearing escrow account until such a challenge is no longer possible.

              Under the tax receivable agreement, we are required to provide PES Company with a schedule showing the calculation of payments that are due under the tax receivable agreement with respect to each taxable year with respect to which a payment obligation arises within        days after filing our U.S. federal income tax return for such taxable year. The calculation will be based upon the advice of our tax advisors. Payments under the tax receivable agreement will generally be made to our existing owners within three business days after this schedule becomes final pursuant to the procedures set forth in the tax receivable agreement, although interest on such payments will begin to accrue at a rate of LIBOR plus          basis points from the due date (without extensions) of such tax return. Any late payments that may be made under the tax receivable agreement will continue to accrue interest at LIBOR plus          basis points until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.

              Assuming that the holders of the LLC Units sell all of their LLC Units to us on the date of this offering in connection with this initial public offering, there are no material changes in the relevant tax law, PES LLC is able to fully depreciate or amortize its assets, we earn sufficient taxable income to realize the full tax benefit of the increased depreciation and amortization of our assets, and the market value of one share of Class A common stock is equal to the initial public offering price per share, future payments under the tax receivable agreement in respect of such purchases could aggregate approximately $             million and range from approximately $             million to $             million per year over the next             years.

              The foregoing numbers are merely estimates, and the actual payments and timing of such payments could differ materially depending on a number of factors. As discussed above, actual amounts of payments under the tax receivable agreement and the timing of such payments will vary and will be determined based on a number of factors, including the timing of future redemptions or exchanges of LLC Units in PES LLC, the price of Class A common stock at the time of each redemption or exchange, the extent to which such redemptions or exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the timing and amount of any subsequent asset dispositions. Thus, it is likely that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding payments under the tax receivable agreement as compared to the estimates set forth above.

Registration Rights Agreement

              In connection with the closing of this offering, we will enter into a registration rights agreement with PES Company. Pursuant to the registration rights agreement, we may be required to register under the Securities Act the sale of shares of Class A common stock that are issuable upon redemption of LLC Units by PES Company upon its request (the "Registrable Securities") in certain circumstances.

              Demand Registration Rights.    At any time after the closing of this offering following the expiration of the 180-day lockup period described in this prospectus, PES Company has the right to require us by written notice to register the sale of a number of its Registrable Securities in an underwritten offering. Once we are eligible to effect a registration on Form S-3, any such demand registration may be for a shelf registration statement.

              Piggy-back Registration Rights.    If, at any time, we propose to register an offering of our securities (subject to certain exceptions) for our own account, then we must give notice to PES Company to allow it to include a specified number of Registrable Securities in that registration statement.

              Conditions and Limitations; Expenses.    The registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of Registrable Securities to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective. The obligations to register Registrable Securities under the registration rights agreement will terminate when no Registrable Securities remain outstanding. Registrable Securities will cease to be covered by the registration rights agreement when they have (i) been sold pursuant to an effective registration statement under the Securities Act, (ii) been sold in a transaction exempt from registration under the Securities Act (including transactions pursuant to Rule 144), (iii) ceased to be outstanding, (iv) been sold in a private transaction in which the transferor's rights under the registration rights agreement are not assigned to the transferee or (v) become eligible for resale pursuant to Rule 144(b) (or any similar rule then in effect under the Securities Act).

Agreements with Sunoco

Sunoco Supply Agreement

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, as subsequently amended and restated on June 1, 2013, Refining entered into an agreement with Sunoco LLC (as successor in interest to Sunoco, Inc. (R&M) ("Sunoco R&M")), a subsidiary of ETP, pursuant to which Refining sells ethanol to Sunoco LLC for blending at Sunoco Logistics' Belmont truck rack (the "Belmont Rack"). The initial term of this agreement ends in June 2015 and will automatically renew for successive twelve-month terms unless terminated by either party upon 180 days' prior written notice.

              The volume of ethanol sold under the agreement equals the amount required for blending based on the volume of gasoline and diesel Sunoco LLC purchases from MLC in connection with the intermediation agreement. In addition, this agreement would control the sale of gasoline, diesel and alkylate from Refining to Sunoco LLC if the intermediation agreement, whereby Sunoco LLC currently purchases such products directly from MLC, were to be terminated in the future.

              Sunoco LLC is responsible for all fees, costs and expenses incurred by Refining outside of the Philadelphia refining complex with respect to any product sold under this agreement including, without limitation, (i) rack and/or distribution costs, (ii) fees charged by Sunoco Logistics, (iii) for the use of the Belmont Rack and (iv) docking fees. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              We generated $48.2 million, $146.4 million and $57.0 million in revenue under this agreement during the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, respectively.

Transition Services Agreement

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a transition services agreement with Sunoco for the performance by each party of certain transition services related to the transition of the Philadelphia refining complex to a stand-alone operation separate from the other businesses of Sunoco. Services provided under the agreement included various accounting, management, information technology, human resources, commercial and other miscellaneous administrative functions. The party performing a transition service was reimbursed by the other party according to the agreed-upon fee schedule for that particular service. While a majority of the services provided pursuant to this agreement ceased in March 2013, Refining continues to utilize Sunoco's common carrier bond in connection with Foreign Trade Zone operating activities. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we made payments of $2.8 million, $2.7 million and $0.4 million, respectively, in connection with this agreement.

Ethanol Purchases

              From time to time, we purchase ethanol from Sunoco on a spot basis. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we made payments of $56.6 million, $60.4 million and $2,000, respectively, in connection with such purchases.

Sublease

              In connection with our acquisition of the Philadelphia refining complex, we entered into a sublease arrangement with Sunoco for our corporate headquarters in Philadelphia that were previously occupied by Sunoco. Additionally, in connection with the expansion of our corporate headquarters, we have incurred certain expenses on Sunoco's behalf related to Sunoco's relocation from such premises. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we made payments of $155,000, $1.3 million and $1.4 million, respectively, in connection with this arrangement.

RINs

              From time to time, we purchase RINs from Sunoco on a spot basis. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we made payments of $2.3 million, $5.3 million and $8.5 million, respectively, in connection with such purchases.

Agreements with Sunoco Logistics

Fort Mifflin Terminal Marine Dock and Terminaling Agreement

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a dock and terminaling agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides Refining with the capacity to unload and store more than 300,000 bpd of waterborne crude oil and certain other refinery feedstocks, either domestic or foreign sourced, at the Fort Mifflin Terminal in exchange for a fixed per barrel throughput fee, a per barrel fee for any necessary heating services and various miscellaneous docking fees. The throughput fee escalates annually at a rate equal to the increase in the Consumer Price Index ("CPI"), and the other fees escalate annually to reflect any increase in the out-of-pocket costs of providing the applicable services. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we incurred $6.2 million, $16.8 million and $14.8 million, respectively, in fees associated with this agreement.

              This agreement expires in September 2022 and provides Refining with access to four marine docks, 29 storage tanks with working capacity of 2.8 million barrels and seven pipelines at the Fort Mifflin Terminal and the related Darby Creek tank farm. The agreement contains a minimum volume commitment requiring Refining to deliver an average of at least 300,000 bpd an annual basis or make a per barrel deficiency payment based on the shortfall amount. Deficiency payments can be credited against excess volumes throughput in the following year. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

              Refining has an option under this agreement to purchase the Fort Mifflin Terminal for fair market value should Refining sell the Philadelphia refining complex, undergo an initial public offering or restructure its capital structure through a public debt financing of not less than $200 million.

Refining also has a right of first refusal to match the terms of any sale by Sunoco Logistics of a material portion of the terminal to a third party. Sunoco Logistics has a right of first refusal to repurchase the Fort Mifflin Terminal if Refining purchases the terminal pursuant to its option and thereafter sells or contributes to a joint venture the Fort Mifflin Terminal in a transaction that does not include a sale or conveyance of the Philadelphia refining complex.

Refined Product Sales

              From time to time, we sell refined products to Sunoco Logistics on a spot basis. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 we generated no revenue and for the nine months ended September 30, 2014 we generated $15.9 million in revenue in connection with such sales.

Eagle Point Terminaling and Storage Agreements

              Refining has entered into several terminaling and storage agreements with Sunoco Logistics pursuant to which Sunoco Logistics provides offloading, terminaling and storage services at its Eagle Point terminal (the "Eagle Point Terminal") complex for Refining. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2012 and 2013 and the nine months ended September 30, 2014, we incurred $2.7 million, $10.5 million and $8.8 million, respectively, in fees associated with these agreements.

    Terminaling & Storage Agreement (ULSD).

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminaling and storage agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides ultra-low sulfur diesel storage and terminaling services for Refining at the Eagle Point Terminal. In exchange, Refining pays Sunoco Logistics a base storage fee, an excess storage fee per quarter and various transfer, circulation, marine vapor recovery, contaminate treatment and miscellaneous docking fees. Storage fees under the agreement escalate annually at a rate equal to the increase in CPI and most other fees escalate annually to reflect any changes in the out-of-pocket costs of providing the relevant services. This agreement expires in September 2022 and provides Refining with access to two marine docks and three storage tanks with working capacity of 600,000 barrels. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Rail Offloading, Terminaling and Storage Agreement (Crude Oil).

              On September 19, 2014, Refining entered into a rail offloading, terminaling and storage agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides crude oil offloading, terminaling and storage services for Refining at Sunoco Logistics' tank farm and docks located within the Eagle Point Terminal. In exchange, Refining pays Sunoco Logistics a per barrel rail car offloading, terminaling and barge loading fee and various transfer, circulation, marine vapor recovery and miscellaneous docking fees. The fees under the agreement escalate annually at a rate equal to the increase in the CPI. This agreement provides Refining with access to one storage tank and two docks with working capacity of 150,000 barrels as well as fungible storage of up to 100,000 barrels. The agreement expires on August 31, 2015 and will automatically renew for successive three month periods. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Terminaling & Storage Agreements (LCO and Naphtha).

              In connection with our acquisition of the Philadelphia refining complex, Sunoco R&M assigned to Refining its rights and obligations with respect to certain tanks at the Eagle Point Terminal. Refining expanded upon this arrangement by entering into a terminaling and storage agreement, effective as of

February 10, 2014, with Sunoco Logistics pursuant to which Sunoco Logistics provides light cycle oil and naphtha storage and terminaling services related to Refining at the Eagle Point Terminal. In exchange, Refining pays Sunoco Logistics a base storage fee and various transfer, circulation, marine recovery, heating, contaminate treatment and miscellaneous docking fees. This agreement currently provides Refining with access to eight storage tanks and four marine docks with working capacity of approximately 980,000 barrels. The agreement for six of the tanks expires on February 28, 2015, and the balance of the agreement expires on April 30, 2015. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

Crude Oil Purchase Agreement

              Refining has entered into crude oil purchase agreements with Sunoco Logistics pursuant to which Refining purchases crude oil from Sunoco Logistics in exchange for a per barrel fee. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we made payments of $97.8 million, $1.3 billion and $798.6 million, respectively, associated with purchases under these agreements. Under the current agreement, Sunoco Logistics may nominate up to 470,000 bbls per month for purchase by Refining. The current agreement expires in June 2015, and any obligations under the current agreement will be suspended to the extent affected by a force majeure event.

Marcus Hook Terminal Agreements

              Refining has entered into several terminal services agreements with Sunoco Logistics, as well as a buy-sell agreement and inter-refinery pipeline lease, pursuant to which Sunoco Logistics provides pipeline access and terminaling and storage services for Refining and commits to acquiring a portion of Refining's butane at Sunoco Logistics' terminal in Marcus Hook, Pennsylvania (the "Marcus Hook Terminal"). For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we incurred $5.1 million, $8.3 million and $13.4 million, respectively, in fees associated with these agreements.

    Terminal Services Agreements.

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Refining entered into a terminal services agreement with Sunoco R&M, that was subsequently assigned to Sunoco Logistics, pursuant to which Sunoco Logistics provides storage and terminaling services with respect to Refining's refined butane products at Sunoco Logistics' underground storage caverns located at the Marcus Hook Terminal. In exchange, Refining pays Sunoco Logistics a fixed per gallon throughput fee, which begins on the third anniversary of the agreement, based upon the products throughput amount of 775,000 barrels of refined products, an excess volume fee, a truck rack loading and unloading fee and a dock loading and unloading fee. All fees under the agreement escalate annually at a rate equal to the increase in the CPI. The initial term of the contract expires on September 7, 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Summer Butane Agreement.

              On May 2, 2014, Refining entered into an additional terminal services agreement (the "summer butane agreement") with Sunoco Logistics pursuant to which Sunoco Logistics provided for the receipt, storage, throughput, custody and delivery of excess butane, up to a maximum additional amount of 625,000 barrels at the Marcus Hook Terminal. The summer butane agreement applies to butane delivered in excess of the refined products throughput amount of 775,000 barrels in the initial terminal services agreement described above. This agreement expired on October 31, 2014.

    Buy-Sell Agreement.

              On May 8, 2014, in connection with the summer butane agreement, Refining entered into a sale and purchase agreement with Sunoco Logistics pursuant to which Refining agreed to sell, and Sunoco Logistics agreed to purchase, a minimum of 150,000 barrels of butane (up to a maximum of 200,000 barrels of butane) during the period between May 1, 2014 and August 1, 2014. The agreement also required Refining to buy equal volumes of product sold by it to Sunoco Logistics under the sale obligation described above for the period from September 16, 2014 through October 31, 2014. The parties agreed to a fixed price for the delivery of butane pursuant to this agreement.

Inter-refinery Pipeline Lease.

              In connection with our acquisition of the Philadelphia refining complex, on September 8, 2012, Sunoco R&M assigned to Refining its rights to and obligations under a lease for three pipelines owned by Sunoco Logistics that connect the Philadelphia refining complex to the Marcus Hook Terminal (the "Inter-Refinery Pipeline"). On November 30, 2012, Refining entered into a lease with Sunoco Logistics for the Inter-Refinery Pipeline, which replaced the Sunoco R&M lease. In exchange for this access, Refining pays Sunoco Logistics rental payments and throughput fees per barrel to provide power to pumps at the Marcus Hook Terminal. Rental payments are subject to an annual escalator. For the years ended December 31, 2012 and 2013 and the nine months ended September 30, 2014, we incurred $1.9 million, $6.7 million and $5.1 million, respectively, in fees associated with this agreement. Sunoco Logistics is responsible for operating and maintaining the pipelines and related facilities, except Refining must reimburse Sunoco Logistics for any non-routine maintenance expenditures incurred during the term of the agreement. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we did not incur any material reimbursements under this agreement. The lease expires in January 2022.

Wholesale Rack Terminal Services Agreements

              Refining has entered into several terminal services agreements with Sunoco Logistics pursuant to which Sunoco Logistics provides terminaling and storage services for Refining at certain of its wholesale rack terminals. For the period from September 8, 2012 to December 31, 2012, the year ended December 31, 2013 and the nine months ended September 30, 2014, we incurred $0.6 million, $6.5 million and $5.9 million, respectively, in fees associated with these agreements.

    Products Terminal Services Agreement (Belmont Rack and Paulsboro Terminal).

              On September 8, 2012, Refining entered into an agreement with Sunoco Logistics pursuant to which Sunoco Logistics provides terminaling and storage services for Refining at the Belmont Rack and Paulsboro terminal. In exchange, Refining pays Sunoco Logistics a per gallon throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. The initial term of the contract is for ten years and expires in September 2022, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

              In addition, Refining has a right of first offer to purchase the Belmont Rack should Sunoco Logistics sell the Belmont Rack or any material portion thereof. Refining also has the option to purchase the Belmont Rack should Refining sell the Philadelphia refining complex, undergo an initial public offering or restructure its capital structure through a public debt financing of not less than $200 million. Sunoco Logistics has a right of first refusal to repurchase the Belmont Rack if Refining purchases the Belmont Rack pursuant to its option and thereafter sells or contributes to a joint venture the Belmont Rack in a transaction that does not include a sale or conveyance of the Philadelphia refining complex. Sunoco Logistics has the option to repurchase the Belmont Rack should Refining purchase the rack pursuant to its option and thereafter the operations of the Belmont Rack are no longer conducted in connection with refining operations at the Philadelphia refining complex. Sunoco Logistics also has the option to purchase certain of Refining's assets should there be a permanent shutdown at the Philadelphia refining complex.

    Truck Rack Terminal Services Agreement

              On March 12, 2013, Refining entered into an agreement with Sunoco Logistics for the terminaling of refined products at various truck rack terminals located throughout the northeastern United States. The initial term of this agreement expired in March 2014, and the agreement automatically continues to remain in effect until terminated by either party upon 60 days' prior written notice. Fees under the agreement include a per gallon throughput fee based on the type of refined product and additives used, a per gallon demurrage fee and various additive fees, subject to discounts for meeting volume incentives at certain of the terminals. All fees under the agreement escalate annually at a rate equal to the increase in CPI. Obligations under the agreement will be suspended to the extent affected by a force majeure event.

    Van Buren Terminal Services Agreement.

              On July 1, 2014, Refining entered into a products terminal services agreement with Sunoco Logistics for the terminaling of Refining's refined products at Sunoco Logistics' Van Buren truck rack terminal. In exchange, Refining pays Sunoco Logistics a fixed throughput fee for each refined product, a per gallon demurrage fee and various additive fees, all of which are subject to an annual CPI-based inflation escalator. This agreement expires in June 2015, and any obligations under the agreement will be suspended to the extent affected by a force majeure event.

Pipeline Distribution Arrangements

              In addition to the foregoing commercial agreements with Sunoco Logistics, Refining distributes refined products to customers and other storage locations by pipeline, barge, rail and truck in the ordinary course of business, which includes pipelines owned and operated by Sunoco Logistics. Fees paid to Sunoco Logistics under these arrangements generally include transmix disposal costs and transportation costs that are based on Federal Energy Regulatory Commission's published common carrier tariffs.

DESCRIPTION OF CAPITAL STOCK

              The following is a description of the material terms of our capital stock, the certificate of incorporation and the bylaws that will be in effect upon consummation of this offering. The following summaries are qualified in their entirety by reference to the certificate of incorporation, the bylaws, the PES LLC Operating Agreement and the Registration Rights Agreement, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

              Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares of Class A common stock from us), our authorized capital stock will consist of (i)             shares of Class A common stock, $0.001 par value per share, of which            shares will be issued and outstanding, (ii)             shares of Class B common stock, $0.001 par value per share, of which            shares will be issued and outstanding and (iii)             shares of preferred stock, $0.001 par value per share, of which no shares will be issued and outstanding. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

              We are selling            shares of Class A common stock in this offering (or            shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock from us). All shares of our Class A common stock and Class B common stock outstanding upon consummation of this offering will be fully paid and non-assessable. The following summary describes the material provisions of our capital stock.

Class A Common Stock

              Voting Rights.    Holders of our Class A common stock will be entitled to cast one vote per share on all matters to be voted upon by the stockholders. Holders of our Class A common stock will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation and bylaws must be approved by a majority or, in some cases, a super-majority of the voting power of all shares entitled to vote, voting together as a single class.

              Dividend Rights.    Holders of Class A common stock will share ratably (based on the number of shares of Class A common stock held) in any dividend if and when any such dividend is declared by the board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

              Liquidation Rights.    Upon our liquidation, dissolution or winding up, each holder of Class A common stock will be entitled to receive a pro rata distribution of any assets available for distribution to the common stockholders.

              Other Matters.    No shares of Class A common stock will have conversion or preemptive rights to purchase additional shares of Class A common stock. There will be no redemption or sinking fund provisions applicable to the Class A common stock.

Class B Common Stock

              Issuance of Class B Common Stock with LLC Units.    Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Units held by PES Company and the number of shares of Class B common stock issued to

PES Company. Shares of Class B common stock are transferable only together with an equal number of LLC Units. Shares of Class B common stock held by PES Company will be cancelled on a one-for-one basis if we, at the election of PES Company, redeem the LLC Units held by PES Company pursuant to the terms of the PES LLC Operating Agreement.

              Voting Rights.    Holders of Class B common stock will be entitled to cast one vote per share, with the number of shares of Class B common stock held by such holder being equivalent to the number of LLC Units held by such holder. Holders of our Class B common stock will not be entitled to cumulate their votes in the election of directors.

              Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all stockholders present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the certificate of incorporation and bylaws must be approved by a majority or, in some cases, a super-majority of the voting power of all shares entitled to vote, voting together as a single class.

              Dividend Rights.    Holders of our Class B common stock will not participate in any dividend declared by our board of directors.

              Liquidation Rights.    Upon our liquidation, dissolution or winding up, holders of Class B common stock will not be entitled to receive any distribution of our assets.

              Transfers.    Pursuant to our certificate of incorporation and the PES LLC Operating Agreement, each holder of Class B common stock agrees that:

  •
  the holder will not transfer any shares of Class B common stock to any person unless the holder transfers an equal number of LLC Units to the same person; and

  •
  in the event the holder transfers any LLC Units to any person, the holder will transfer an equal number of shares of Class B common stock to the same person.

              Other Matters.    No shares of Class B common stock will have conversion or preemptive rights to purchase additional shares of Class B common stock. There will be no redemption or sinking fund provisions applicable to the Class B common stock.

Preferred Stock

              Our certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series which our board of directors may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company, or upon any distribution of assets of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  the preferences and special rights, if any, of the series and the qualifications and restrictions, if any, of the series;

  •
  the voting rights, if any, of the holders of the series; and

  •
  such other rights, powers and preferences with respect to the series as our board of directors may deem advisable.

Authorized but Unissued Capital Stock

              Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the NYSE, which would apply so long as our Class A common stock is listed on the NYSE, require stockholder approval of certain issuances (other than a public offering) equal to or exceeding 20% of the then outstanding voting power or the then outstanding number of shares of Class A common stock, as well as for certain issuances of stock in compensatory transactions. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions. One of the effects of the existence of unissued and unreserved Class A common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Composition of Our Board of Directors

              Upon the closing of this offering, it is anticipated that we will have                        directors. Our certificate of incorporation provides that, except as otherwise required by applicable law, if PES Company holds: (a) at least        % of our voting power, it will have the right to designate no fewer than that number of directors that would constitute a majority of our board of directors; (b) at least        % but less than        % of our voting power, it will have the right to designate up to                        director nominees; (c) at least        % but less than        % of our voting power, it will have the right to designate up to                         director nominees; and (d) at least        % but less than        % of our voting power, it will have the right to designate up to one director nominee. The certificate of incorporation also provides that if the size of our board of directors is increased or decreased at any time to other than                        directors, PES Company's nomination rights will be proportionately increased or decreased, respectively, rounded up to the nearest whole number. In addition, our certificate of incorporation provides that if PES Company holds at least         % of our voting power, we will cause any committee of our board of directors to include in its membership at least one of the PES Company nominees, except to the extent that such membership would violate applicable securities laws or stock exchange or stock market rules.

Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

              Certain provisions of our certificate of incorporation and bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Undesignated Preferred Stock

              The ability to authorize undesignated preferred stock will make it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us or otherwise effect a change in control of us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company.

Classified Board

              Our certificate of incorporation will divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our bylaws will provide that directors may be removed only for cause. Under our certificate of incorporation and our bylaws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of our directors then in office, even though less than a quorum of the board of directors. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of us. See "Management—Board Composition."

No Cumulative Voting

              The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation will prohibit cumulative voting.

Calling of Special Meetings of Stockholders

              Our bylaws will provide that special meetings of our stockholders may be called at any time only by the chairman of the board of directors, the chief executive officer or the board of directors, or by PES Company, for so long as PES Company continues to beneficially own at least            % of the total voting power of all the then outstanding shares of our capital stock.

Stockholder Action by Written Consent

              The DGCL permits stockholder action by written consent unless otherwise provided by our certificate of incorporation. Our certificate of incorporation will preclude stockholder action by written consent after the date on which PES Company ceases to beneficially own at least            % of all of the outstanding shares of our capital stock entitled to vote.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

              Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors (or a committee of the board of directors), or by PES Company so long as certain ownership thresholds are met in accordance with the terms of our certificate of incorporation and bylaws. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Our bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed.

              These provisions may defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

Removal of Directors; Vacancies

              Our certificate of incorporation will provide that directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors. In addition, our bylaws will provide that any newly-created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors will be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Super-majority Provisions

              Our certificate of incorporation will grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation but will require a            % vote for the stockholders to amend any provision of our bylaws after the date PES Company ceases to beneficially own            % of all of the outstanding shares of our capital stock entitled to vote.

Limitations on Liability and Indemnification of Officers and Directors

              The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for breach of fiduciary duty as a director, except:

  •
  for breach of duty of loyalty;

  •
  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

  •
  under Section 174 of the DGCL (unlawful dividends); or

  •
  for transactions from which the director derived improper personal benefit.

              Our certificate of incorporation and bylaws will provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to, and do, carry directors' and officers' insurance providing coverage for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

              The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

              We will enter into indemnification agreements with each of our directors and certain officers providing for additional indemnification protection beyond that provided by the directors' and officers' liability insurance policy. In the indemnification agreements, we will agree, subject to certain exceptions, to indemnify and hold harmless the director or officer to the maximum extent then authorized or permitted by the provisions of the certificate of incorporation, the DGCL, or by any amendment(s) thereto.

              There is currently no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

              Prior to the consummation of this offering we will have elected to be exempt from the restrictions imposed under Section 203 of the DGCL. Section 203 of the DGCL provides that, subject to exception specified therein, an "interested stockholder" of a Delaware corporation may not engage in any "business combination," including general mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

  •
  prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding specified shares); or

  •
  on or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

              Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

              Except as otherwise specified in Section 203, an "interested stockholder" is defined to include:

  •
  any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  the affiliates and associates of any such person.

              Under some circumstances, Section 203 makes it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period.

PES Company Approval of Certain Matters

              Pursuant to the terms of our certificate of incorporation, upon consummation of this offering, until such time as PES Company no longer beneficially own at least        % of our voting power, a majority of the board of directors, including a majority of the directors designated to our board of directors by PES Company, must approve certain of our significant business decisions before we are permitted to take action, including each of the following:

  •
  issuing additional equity interests other than any (i) award under any stockholder-approved equity compensation plan, or (ii) intra-company issuance among our subsidiaries and us;

  •
  consolidating or merging with or into any other entity, transferring all or substantially all of our and our subsidiaries' assets, taken as a whole, to another entity or entering into or agreeing to undertake any transaction that would constitute a "Change of Control" as defined in the Refining revolving credit facility or Refining term loan;

  •
  disposing of any of our or any of our subsidiaries' assets with a value in excess of $             million in any single transaction or $             million in the aggregate in any series of transactions during a calendar year;

  •
  consummating any acquisition by us or any of our subsidiaries of the equity interests or assets of any other entity involving consideration in excess of $             million in any single transaction or $             million in the aggregate in any series of transactions during a calendar year;

  •
  incurring any indebtedness by us or any of our subsidiaries (including through capital leases, the issuance of debt securities or the guarantee of indebtedness of another entity) that would result in our total net indebtedness to adjusted EBITDA for the trailing twelve month period exceeding                        to 1.0;

  •
  terminating our Chief Executive Officer or designating a new Chief Executive Officer; and

  •
  changing the size of our board of directors.

Please read "—Composition of Our Board of Directors" for a description of PES Company's rights to nominate a certain number of directors.

Corporate Opportunity

              Under our certificate of incorporation, to the extent permitted by law:

  •
  any of our directors or officers who is also an officer, director, employee, managing director or other affiliate of PES Company, Carlyle or PES Equity (each a "Covered Person") will have the right to, and will have no duty to abstain from, exercising such right to, conduct business with any business that is competitive or in the same line of business as us, do business with any of our clients, customers, vendors or lessors, or make investments in the kind of property in which we may make investments;

  •
  if a Covered Person or any of its officers, partners, directors or employees acquire knowledge of a potential transaction that could be a corporate opportunity, he will have no duty to offer such corporate opportunity to us;

  •
  we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, such corporate opportunities; and

  •
  in the event that any of our directors and officers who is also a Covered Person acquires knowledge of a corporate opportunity or is offered a corporate opportunity, provided that this knowledge is not acquired solely in such person's capacity as one of our directors or officers and such person acted in good faith, then such person will be deemed to have fully satisfied such person's fiduciary duty and will not be liable to us or our stockholders if any of the Covered Persons pursues or acquires such corporate opportunity or if such person did not present the corporate opportunity to us.

Choice of Forum

              Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action asserting a breach of fiduciary duty; (c) any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; or (d) any action asserting a claim against us that is governed by the internal affairs doctrine. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Registration Rights Agreement

              In connection with this offering, we will enter into the registration rights agreement with PES Company pursuant to which PES Company and its affiliates and certain of their transferees will have specified rights, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act all or any portion of their shares of Class A common stock that are issuable to PES Company upon the redemption of its LLC Units as described in "Organizational Transactions." See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

              The transfer agent and registrar for our Class A common stock will be Computershare Inc.

New York Stock Exchange Listing

              We expect the Class A common stock to be approved for listing on the NYSE under the symbol "PESC."

SHARES ELIGIBLE FOR FUTURE SALE

              Before this offering, there has not been any public market for our shares of Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of Class A common stock for future sale will have on the market price of our Class A common stock. Nevertheless, sales of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our Class A common stock and could impair our future ability to raise capital through the sale of equity securities.

              Our certificate of incorporation will authorize us to issue additional shares of Class A common stock and options, rights, warrants and appreciation rights relating to Class A common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion. In accordance with the DGCL and the provisions of our certificate of incorporation, we may also issue preferred stock that has designations, preferences, rights, powers and duties that are different from, and may be senior to, those applicable to shares of Class A common stock. See "Description of Capital Stock."

Sale of Restricted Shares

              Upon completion of this offering, we will have a total of                shares of our Class A common stock outstanding (or                 shares of Class A common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock from us). All of the shares of Class A common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below and shares subject to the lock-up agreements described below.

Incentive Award Plan

              Awards for up to                shares of Class A common stock may be granted under the Incentive Award Plan. See "Compensation Discussion and Analysis." We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A common stock or securities convertible into or exchangeable or exercisable for shares of Class A common stock issued under or covered by the Incentive Award Plans. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of Class A common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover up to                shares of Class A common stock. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions, Rule 144 restrictions applicable to our affiliates or the lock-up agreements described below.

Rule 144

              In general, under Rule 144 as currently in effect, beginning 90 days after the effective date of this prospectus, a person, including any of our "affiliates" who has beneficially owned shares of our Class A common stock for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

  •
  1% of the number of shares of Class A common stock then outstanding, which will equal approximately                of the shares outstanding immediately after this offering; and

  •
  the average weekly trading volume of the Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

              Sales by affiliates under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144, a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an "affiliate," is entitled to sell its shares freely so long as current public information about us is available and after a one year holding period without complying with the manner of sale, volume limitation or notice provisions of Rule 144. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our Class A common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

              Sales under Rule 144 are also subject to the lock-up arrangements described below.

Lock-up Agreements

              In connection with this offering, we, our executive officers and directors, and PES Company have agreed with the underwriters, subject to certain exceptions, including the ability to pursue the Logistics IPO, not to sell, dispose of or hedge any shares of our Class A common stock or securities convertible into, exchangeable for, or repayable with Class A common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. See "Underwriting." We may, however, grant awards under our incentive award plans and issue shares of Class A common stock upon the exercise of outstanding options and warrants, and we may issue or sell shares of Class A common stock under certain other circumstances, including any issuances to PES Company in connection with any redemption of PES Company's LLC Units as described in "Organizational Transactions."

              The 180-day restricted period described in the preceding paragraph will be automatically extended if (a) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the date of issuance of the earnings release or the announcement of the material news or material event.

Registration Rights Agreement

              In connection with this offering, we will enter into a registration rights agreement with PES Company pursuant to which we will grant PES Company and its affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act their shares of Class A common stock that are issuable to PES Company upon the redemption of its LLC Units as described in "Organizational Transactions." Securities registered under any such registration statement will be available for sale in the open market unless restrictions apply. See "Certain Relationships and Related Transactions—Registration Rights Agreement."

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS TO NON-U.S. HOLDERS OF
CLASS A COMMON STOCK

              The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our Class A common stock.

              This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a "capital asset" within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder's particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

  •
  U.S. expatriates and former citizens or long-term residents of the United States;

  •
  persons subject to the alternative minimum tax;

  •
  persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

  •
  banks, insurance companies, and other financial institutions;

  •
  brokers, dealers or traders in securities;

  •
  "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax;

  •
  partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

  •
  tax-exempt organizations or governmental organizations;

  •
  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

  •
  persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation; and

  •
  tax-qualified retirement plans.

              If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

              THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR

SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of a Non-U.S. Holder

              For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of our Class A common stock that is neither a "U.S. person" nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more "United States persons" (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

              If we make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts of distributions not treated as dividends for U.S. federal income tax purposes will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under "—Sale or Other Taxable Disposition."

              Subject to the discussion below regarding effectively connected income, backup withholding and payments made to certain foreign accounts, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends, or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

              If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year that are attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules or rates.

Sale or Other Taxable Disposition

              Subject to the discussions below regarding backup withholding and payments made to certain foreign accounts, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:

  •
  the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

  •
  the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

  •
  our Class A common stock constitutes a U.S. real property interest ("USRPI") by reason of our status as a U.S. real property holding corporation ("USRPHC") for U.S. federal income tax purposes.

              Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on a portion of its effectively connected earnings and profits for the taxable year that are attributable to such gain, as adjusted for certain items.

              Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

              With respect to the third bullet point above, we believe that we currently are, and expect to remain for the foreseeable future, a USRPHC for U.S. federal income tax purposes. However, even as a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually or constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder's holding period. If our Class A common stock is not considered to be so traded, all non-U.S. holders would be subject to U.S. federal net income tax on disposition of our Class A common stock and a 10% withholding tax would apply to the gross proceeds from the sale of our Class A common stock by a non-U.S. holder.

              Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

              Subject to the discussion below regarding payments made to certain foreign accounts, payments of dividends on our Class A common stock to a Non-U.S. Holder will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know that such holder is a United States person and such holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our Class A common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or such holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

              Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

              Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund, or a credit against a Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

              Withholding taxes may be imposed under Sections 1471 to 1474 of the Code, the Treasury Regulations promulgated hereunder and other official guidance (commonly referred to as "FATCA") on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our Class A common stock paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence, reporting and withholding obligations, (ii) the non-financial foreign entity either certifies it does not have any "substantial United States owners" (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence, reporting and withholding requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain "specified United States persons" or "United States-owned foreign entities" (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Accordingly, the entity through which our Class A common stock is held will affect the determination of whether such withholding is required. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Future Treasury Regulations or other official guidance may modify these requirements.

              Under the applicable Treasury Regulations, withholding under FATCA generally applies to payments of dividends on our Class A common stock and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2017. The FATCA withholding tax will apply to all withholdable payments without regard to whether the beneficial owner of the payment would otherwise be entitled to an exemption from imposition of withholding tax pursuant to an applicable tax treaty with the United States or U.S. domestic law. We will not pay additional amounts to holders of our Class A common stock in respect of amounts withheld.

              Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of Class A common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Credit Suisse Securities (USA) LLC

Total

              Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

Option to Purchase Additional Shares

              We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                 additional shares of Class A common stock at the public

offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of Class A common stock proportionate to that underwriter's initial amount reflected in the above table.

Directed Share Program

              At our request, the underwriters have reserved for sale, at the initial public offering price, up to        % of the shares of Class A common stock offered by this prospectus for sale to our directors, director nominees and executive officers. If these persons purchase reserved shares of Class A common stock, the purchased shares will be subject to the lock-up restrictions described below and the purchased shares will reduce the number of shares of Class A common stock available for sale to the general public. Any reserved shares of Class A common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of Class A common stock offered by this prospectus.

No Sales of Similar Securities

              We, our executive officers and directors and PES Company have agreed not to sell or transfer any shares of Class A common stock or securities convertible into, exchangeable for, exercisable for, or repayable with Class A common stock, for 180 days after the date of this prospectus, subject to certain limited exceptions, without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse Securities (USA) LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

  •
  offer, pledge, sell or contract to sell any Class A common stock;

  •
  sell any option or contract to purchase any Class A common stock;

  •
  purchase any option or contract to sell any Class A common stock;

  •
  grant any option, right or warrant for the sale of any Class A common stock;

  •
  lend or otherwise dispose of or transfer any Class A common stock;

  •
  request or demand that we file a registration statement related to the Class A common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of stock or other securities, in cash or otherwise.

              This lock-up provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

NYSE Listing

              We expect the Class A common stock to be approved for listing on the NYSE under the symbol "PESC." In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares of Class A common stock to a minimum number of beneficial owners as required by that exchange.

              Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares of Class A common stock may not develop. It is also possible that after the offering the shares of Class A common stock will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares of Class A common stock in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

              Until the distribution of the shares of Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell our Class A common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of Class A common stock made by the underwriters in the open market prior to the completion of the offering.

              The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our Class A common stock or preventing or retarding a decline in the market price of our Class A common stock. As a result, the price of our Class A common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

              In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Relationships

              Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions. Specifically, an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated is party to the intermediation agreement. In addition, an affiliate of Merrill, Lynch, Pierce, Fenner & Smith Incorporated serves as lead arranger, swingline lender and administrative agent under the Refining revolving credit facility. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated and an affiliate of Credit Suisse Securities (USA) LLC also serve as lenders under the Refining term loan.

              In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

              In relation to each Member State of the European Economic Area (each, a "Relevant Member State"), no offer of shares of Class A common stock may be made to the public in that Relevant Member State other than:

    A.
    to any legal entity which is a qualified investor as defined in the Prospectus Directive;

    B.
    to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or

    C.
    in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares of Class A common stock shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

              Each person in a Relevant Member State who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

              We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

              This prospectus has been prepared on the basis that any offer of shares of Class A common stock in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares of Class A common stock in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

              For the purpose of the above provisions, the expression "an offer to the public" in relation to any shares of Class A common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member States) and includes any relevant implementing measure in the Relevant Member State and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

              In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

              The shares of Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

              Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

              This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

              No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

              Any offer in Australia of the shares of Class A common stock may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

              The shares of Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

              This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

              The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

              The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

              This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

              Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

    (a)
    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

    (b)
    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

    (a)
    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

    (b)
    where no consideration is or will be given for the transfer;

    (c)
    where the transfer is by operation of law;

    (d)
    as specified in Section 276(7) of the SFA; or

    (e)
    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

 LEGAL MATTERS

              The validity of the shares of our Class A common stock will be passed upon for us by Latham & Watkins LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

              The consolidated financial statements of Philadelphia Energy Solutions LLC as of December 31, 2013 and 2012, and for the year ended December 31, 2013, period from September 8, 2012 to December 31, 2012, period from January 1, 2012 to September 7, 2012, and year ended December 31, 2011, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

              The financial statements of Philadelphia Energy Solutions Inc. as of February 6, 2015, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form S-1 regarding the shares of our Class A common stock. This prospectus does not contain all of the information found in the registration statement. For further information regarding us and the shares of Class A common stock offered by this prospectus, you may desire to review the full registration statement, including its exhibits and schedules, filed under the Securities Act. The registration statement of which this prospectus forms a part, including its exhibits and schedules, may be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of the materials may also be obtained from the SEC at prescribed rates by writing to the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

              The SEC maintains a website on the internet at http://www.sec.gov. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website and can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

              Upon completion of this offering, we will file with or furnish to the SEC periodic reports, proxy statements and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC's website as provided above. Our website on the Internet is located at www.pes-companies.com and we will make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

              We intend to furnish or make available to our stockholders annual reports containing our audited financial statements and furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

INDEX TO FINANCIAL STATEMENTS

Page
PHILDELPHIA ENERGY SOLUTIONS INC.
Historical Balance Sheet
Report of independent registered public accounting firm	F-2
Balance sheet as of February 6, 2015	F-3
Notes to balance sheet	F-4
PHILADELPHIA ENERGY SOLUTIONS LLC
Consolidated Financial Statements for the Nine Months Ended September 31, 2014 and 2013 (Unaudited)
Consolidated balance sheets as of September 30, 2014 and December 31, 2013	F-5
Consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2014 and 2013	F-6
Consolidated statements of cash flows for the nine months ended September 30, 2014 and 2013	F-7
Notes to the consolidated financial statements	F-8

Consolidated Financial Statements for the Year ended December 31, 2013, Period from September 8, 2012 to December 31, 2012, Period from January 1, 2012 to September 7, 2012 and Year ended December 31, 2011

Report of independent registered public accounting firm	F-22
Consolidated balance sheets as of December 31, 2013 and 2012	F-23

Consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2013, period from September 8, 2012 to December 31, 2012, period from January 1, 2012 to September 7, 2012 and year ended December 31, 2011

F-24

Consolidated statements of changes in members' equity/parent company net investment for the year ended December 31, 2013, period from September 8, 2012 to December 31, 2012, period from January 1, 2012 to September 7, 2012 and year ended December 31, 2011

F-25

Consolidated statements of cash flows for the year ended December 31, 2013, period from September 8, 2012 to December 31, 2012, period from January 1, 2012 to September 7, 2012 and year ended December 31, 2011

F-26
Notes to consolidated financial statements	F-27

Report of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions LLC:

              We have audited the accompanying balance sheet of Philadelphia Energy Solutions Inc. as of February 6, 2015. This balance sheet is the responsibility of Philadelphia Energy Solutions LLC management. Our responsibility is to express an opinion on the balance sheet based on our audit.

              We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

              In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Philadelphia Energy Solutions Inc. as of February 6, 2015 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
February 17, 2015

PHILADELPHIA ENERGY SOLUTIONS INC.

BALANCE SHEET

AS OF FEBRUARY 6, 2015

ASSETS
Cash	$1,000

Total Assets	$1,000

Commitments and contingencies
STOCKHOLDER'S EQUITY
Common Stock, par value $0.01 per share, 1,000 shares authorized, issued and outstanding	$10
Additional paid-in capital	990

Total Stockholder's Equity	$1,000

See accompanying notes to balance sheet

PHILADELPHIA ENERGY SOLUTIONS INC.

NOTES TO BALANCE SHEET

(1) ORGANIZATION

              Philadelphia Energy Solutions Inc. (PES Inc.) was formed as a Delaware corporation on February 2, 2015. Pursuant to a future reorganization into a holding corporation structure, PES Inc. intends to become a holding corporation and its sole assets are expected to be an equity interest in Philadelphia Energy Solutions LLC (PES LLC). PES Inc. expects to be the sole managing member of PES LLC and will operate and control all of the business affairs of PES LLC and, through PES LLC and its subsidiaries, continue to conduct the business now conducted by these subsidiaries.

(2) BASIS OF ACCOUNTING

              The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America. There have been no other transactions involving this entity other than the issuance of common stock related to its formation.

(3) STOCKHOLDER'S EQUITY

              PES Inc. is authorized to issue 1,000 shares of common stock, par value $0.01 per share. PES Inc. issued 1,000 shares of common stock in exchange for $1,000, all of which were held by Philadelphia Energy Solutions LLC at February 6, 2015.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands)

	September 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	$205,310	$127,380
Accounts receivable	317,365	329,895
Accounts receivable from affiliates	905	6,169
Inventories	185,384	171,380
Prepaid expenses and other current assets	34,802	27,167

Total current assets	743,766	661,991

Property, plant and equipment net of accumulated depreciation of $40,641 and $17,957, respectively	387,135	298,656
Environmental indemnification receivable	18,935	18,062
Other long-term assets	17,207	24,456

Total assets	$1,167,043	$1,003,165

Liabilities and Members' Equity
Accounts payable	$201,293	$227,620
Accounts payable to affiliates	25,717	10,676
Accrued liabilities	104,956	102,171
Current portion of long-term debt and capital lease obligations	10,960	6,460
Non-income taxes payable	13,254	8,981

Total current liabilities	356,180	355,908
Long-term debt and capital lease obligations	543,303	535,236
Environmental liabilities	18,935	18,062
Other long-term liabilities	25,745	27,317

Total liabilities	944,163	936,523

Commitments and contingencies (note 9)
Common units	235,796	234,605
Advances to members	(75,900)	(75,900)
Officer loans to purchase common units	(853)	(853)
Retained earnings (deficit)	64,228	(91,929)
Accumulated other comprehensive (loss) income	(391)	719

Total members' equity	222,880	66,642

Total liabilities and members' equity	$1,167,043	$1,003,165

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2014		2013
Net sales		$10,254,992	$10,066,870
Operating costs and expenses:
Cost of sales		9,596,402	9,715,348
Operating expenses		358,277	316,507
Impairment of inventory		18,598	—
General and administrative expenses		66,097	56,243
Depreciation and amortization		26,693	16,011

Total operating costs and expenses		10,066,067	10,104,109

Operating income (loss)		188,925	(37,239)
Interest expense, net		(35,075)	(20,418)
Other income		623	3,272

Income (loss) before income tax benefit		154,473	(54,385)
Income tax benefit		1,684	—

Net income (loss)		$156,157	$(54,385)
Other comprehensive loss:
Unrealized loss on derivatives		(1,110)	—

Other comprehensive loss		(1,110)	—

Comprehensive income (loss)		$155,047	$(54,385)

PRO FORMA INFORMATION (UNAUDITED)
Income before income tax expense		$154,473
Pro forma provision for income taxes		(65,223)

Pro forma net income		$89,250
Pro forma net income per common share
Basic	$
Diluted	$
Weighted average pro forma common shares outstanding
Basic
Diluted

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Nine Months Ended September 30,
	2014	2013
Cash flows from operations:
Net income (loss)	$156,157	$(54,385)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Gain on sale of assets	—	(1,769)
Depreciation and amortization	26,693	16,011
Impairment of inventory	18,598	—
Share-based compensation	1,191	813
Amortization of debt discount	1,238	825
Amortization of out of market contracts	(2,157)	(2,025)
Accretion of asset retirement obligations	988	990
Amortization of deferred financing costs	4,550	2,154
Changes in assets and liabilities:
Accounts receivable	(5,248)	(90,738)
Accounts receivable from affiliate	5,264	2,341
Inventories	(32,602)	(61,118)
Prepaid expenses and other current assets	(7,635)	(25,186)
Other long-term assets	(615)	(100)
Accounts payable	(26,327)	68,814
Accounts payable to affiliates	15,041	(28,783)
Accrued liabilities	(2,357)	34,183
Non-income taxes payable	4,273	(2,153)
Other long-term liabilities	(1,097)	1,082

Net cash provided by (used in) operating activities	155,955	(139,044)

Cash flows from investing activities:
Capital expenditures	(90,872)	(210,815)
Proceeds from sale of property, plant and equipment	—	31,868
Proceeds from Commonwealth of Pennsylvania grants	17,778	—

Net cash used in investing activities	(73,094)	(178,947)

Cash flows from financing activities:
Distributions to members	—	(120,546)
Advances to members	—	(75,900)
Redemption of Preferred A units	—	(25,000)
Payment of Preferred A dividends	—	(2,594)
Proceeds from repayment of officer loan	—	2,000
Deferred financing costs	—	(16,191)
Proceeds from debt	—	544,661
Repayment of notes payable to affiliate	—	(28,179)
Repayment of debt	(4,931)	(3,267)

Net cash (used in) provided by financing activities	(4,931)	274,984

Net increase (decrease) in cash	77,930	(43,007)
Cash and cash equivalents, beginning of period	127,380	232,931

Cash and cash equivalents, end of period	$205,310	$189,924

See accompanying notes to consolidated financial statements

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except volume data)

(1) Organization, Description of Business and Basis of Presentation

(a)         Organization of Company and Nature of Business

              Philadelphia Energy Solutions LLC, a Delaware limited liability company (the Company or PES LLC) formed Philadelphia Energy Solutions Refining & Marketing LLC (Refining) as a limited liability company under Delaware law on July 2, 2012. On July 18, 2012, PES LLC formed PES Holdings, LLC (PES Holdings) as a limited liability company under Delaware law and, on July 19, 2012, PES LLC contributed all of the outstanding equity interests in Refining to PES Holdings. After giving effect to the reorganization on November 30, 2012, PES Holdings now owns 99.99% of the outstanding equity interests in Refining, and PESRM Holdings, LLC, a Delaware limited liability company (PESRM Holdings) owns the remaining 0.01% of such equity interests. PES LLC owns all of the outstanding equity interests in PES Holdings and, after giving effect to the reorganization, PES Holdings owns all of the outstanding equity interests in PESRM Holdings. PES Holdings and PESRM Holdings have no operations other than their ownership of the equity of Refining.

              On September 8, 2012, (i) Carlyle PES, LLC (Carlyle PES) contributed cash to PES LLC in exchange for 67% of the Common Units of PES LLC and 25 million Preferred A Units of PES LLC and (ii) Sunoco, Inc. and certain of its subsidiaries (Sunoco or Parent) contributed substantially all of the assets constituting their refinery operations in Philadelphia, Pennsylvania to Refining, and in exchange Sunoco received 33% of the Common Units in PES LLC. Carlyle PES is affiliated with The Carlyle Group L.P. and Sunoco is a wholly owned subsidiary of Energy Transfer Partners, L.P.

              The Company operates two refineries, Girard Point and Point Breeze in Philadelphia, Pennsylvania (together, the Philadelphia refinery complex) and engages in the refining of crude oil and other feedstocks into petroleum products in the Northeast region of the United States.

(b)         Basis of Presentation

              The accompanying unaudited consolidated financial statements include the accounts of PES LLC and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. The unaudited consolidated financial statements of the Company have been prepared in accordance with the Securities and Exchange Commission's (SEC) rules and regulations for interim financial reporting. Accordingly, they do not include all of the information and footnote disclosures required by U.S. generally accepted accounting principles (U.S. GAAP) for a complete set of financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of the financial position and the results of operations and cash flows for the periods presented have been included. Interim results may not be indicative of the results to be expected for the full year.

              The preparation of interim consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates. These interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes and related disclosures for the year ended December 31, 2013 included elsewhere in this registration statement.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(1) Organization, Description of Business and Basis of Presentation (Continued)

(c)          Recent Accounting Developments

              In May 2014, the Financial Accounting Standard Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2016 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

(2) Segment Information

              The Company is managed as one business with a single management team. The Company does not prepare discrete financial information for any of its products, and accordingly, does not have any separately reportable segments.

(3) Related-Party Transactions

              Refining is party to various agreements with Sunoco and Sunoco Logistics Partners LP (SXL), an affiliated company, to supply crude oil and ethanol, and provide pipeline and terminalling services. Under these agreements, the Company has the option to purchase SXL's Fort Mifflin Terminal Complex and the Belmont terminal. The purchase price for each facility would be based on fair values determined by designated third parties.

              Refining has a ten-year agreement with SXL relating to the Fort Mifflin Terminal Complex. Under this agreement, Refining has a commitment to an average throughput of 300,000 barrels per day of crude oil at the Fort Mifflin Terminal Complex.

              Refining has a ten-year agreement with SXL to provide a minimum of 609,374 barrels of storage capacity to Refining at SXL's Eagle Point tank farm. The agreement expires in September 2022.

              Refining leases the SXL interrefinery pipelines between the Philadelphia refining complex and SXL's Marcus Hook storage cavern facility through February 2022. The lease agreement includes an annual fee which escalates at 1.67% each January 1 for the term of the agreement. The agreement also requires Refining to reimburse SXL for any nonroutine maintenance expenditures, as defined, incurred during the term of the agreement. There were no material reimbursements under this agreement for the nine months ended September 30, 2014 or 2013.

              Refining has a ten-year product terminal services agreement with SXL under which Refining may throughput refined products through SXL's terminals. The agreement contains no minimum throughput obligation.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(3) Related-Party Transactions (Continued)

              Effective September 8, 2012, Refining entered into a ten-year agreement with SXL for butane storage at its Marcus Hook cavern. Under this agreement, Refining has a total storage capacity of 775,000 barrels. In addition to the storage charge, there are fees for truck and rack loading and offloading. This agreement provides a free rent period for 775,000 barrels of storage for the first three years of the agreement. After the third year, the storage rate will be $8,138 per year adjusted for three years of annual price adjustments based on a consumer price index.

              On May 2, 2014, Refining entered into an additional agreement with SXL for butane that exceeds the throughput amount of 775,000 barrels of refined products stated in connection with the agreement described above. The agreement expires on October 31, 2014. Under the agreement, SXL provides for the receipt, storage, throughput, custody and delivery of excess butane, up to a maximum amount of 625,000 barrels.

              On September 19, 2014, Refining entered into an agreement with SXL for the offloading, terminaling and storage of its crude products at SXL's tank farm and docks located at the Eagle Point complex. The agreement expires on August 31, 2015 and will automatically renew for successive three month periods. This agreement provides Refining with access to one storage tank and two docks with working capacity of 150,000 barrels as well as storage of up to 100,000 barrels.

              Expenses incurred for these SXL agreements totaled $48,013 and $34,924 for the nine months ended September 30, 2014 and 2013, respectively.

              Refining's net sales include $15,875 of refined products sold to SXL for the nine months ended September 30, 2014. There were no sales to SXL for the nine months ended September 30, 2013.

              On May 8, 2014, Refining entered into a sale and purchase agreement with SXL for butane. The agreement requires Refining to sell, and requires SXL to buy, a minimum of 150,000 barrels subject to a maximum of 200,000 barrels of butane at certain quality specifications during the delivery period of May 1, 2014 through August 1, 2014. The agreement also requires Refining to buy the same volume of barrels under the sale obligation described above, during the delivery period of September 16, 2014 through October 31, 2014. At September 30, 2014, the Company had recorded $9,423 in accounts payable to affiliates in connection with this agreement.

              In addition, Refining purchases crude oil from SXL, at market-based rates, for delivery to SXL's Fort Mifflin and Eagle Point terminal facilities. These agreements contain minimum volume commitments and expired in August 2014. Refining purchased $798,586 and $1,009,914 of crude oil from SXL for the nine months ended September 30, 2014 and 2013, respectively.

              In connection with the acquisition of the Philadelphia refinery complex, the Company entered into a sublease arrangement with Sunoco to locate its corporate headquarters at certain office space previously occupied by Sunoco. Additionally, in connection with the expansion of its corporate headquarters, the Company incurred certain expenses on Sunoco's behalf related to Sunoco's relocation from such premises. For the nine months ended September 30, 2014 and 2013, the Company incurred expenses of $1,379 and $996, respectively, in connection with these arrangements.

              Refining has a transition services agreement with Sunoco whereby Sunoco performed certain functions, including accounting, treasury, information technology, and administration of employee

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(3) Related-Party Transactions (Continued)

benefit plans. The majority of the transition services expired in March 2013. Transition services expenses for the nine months ended September 30, 2014 and 2013 totaled $397 and $2,209, respectively.

              Refining purchased from Sunoco $8,512 and $5,346 of RINs in the nine months ended September 30, 2014 and 2013, respectively. Refining also purchased an immaterial amount of ethanol and refined products for the nine months ended September 30, 2014. Purchases of ethanol and refined products from Sunoco totaled $59,728 for the nine months ended September 30, 2013.

              Refining's net sales include $56,975 and $61,962 of ethanol and refined products to Sunoco for the nine months ended September 30, 2014 and 2013, respectively.

              The Company is party to an advisory services agreement with Carlyle Investment Management LLC and Sunoco whereby they are paid a fee of 2% and 1%, respectively, of the Company's earnings before interest expense, depreciation, amortization, and income taxes. The management fee incurred in connection with this agreement totaled $6,975 for the nine months ended September 30, 2014 and was recorded as a component of general and administrative expenses in the consolidated statement of operations and comprehensive income (loss). There was no management fee for the nine months ended September 30, 2013.

(4) Crude Oil and Refined Product Intermediation Agreement

              On September 8, 2012, Refining entered into an intermediation agreement with J.P. Morgan Ventures Energy Corporation (JPMVEC). Under the agreement, JPMVEC supplied substantially all of Refining's crude oil and noncrude feedstocks and purchased substantially all of its production of blendstocks and refined products. JPMVEC purchased crude oil and other feedstocks, which were held in storage tank facilities until they were processed by the Philadelphia refinery complex. Legal title to the crude oil and noncrude feedstocks was held by JPMVEC. Refining purchased the crude oil and noncrude feedstocks when they were drawn out of the storage tanks and processed by the Philadelphia refinery complex. All purchases of crude oil from JPMVEC were priced at the daily market prices. Refining was responsible for logistics costs associated with these purchases.

              Refining sold refined products and blendstocks to JPMVEC under the agreement. On a daily basis, it sold the production of refined products and blendstocks from the refineries as they were produced, delivered to the storage tanks, and legal title passed to JPMVEC. These transactions occurred at the daily market price for the respective products.

              Refining also purchased certain refined products from JPMVEC at the daily market price and sold the related products at its rack operation. These transactions were considered to be made in contemplation of each other and, accordingly, were recorded net in the consolidated statements of operations and comprehensive income (loss) and did not result in the recognition of a sale. These rack sales accounted for approximately 16% and 13% of sales for the nine months ended September 30, 2014 and 2013, respectively.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(4) Crude Oil and Refined Product Intermediation Agreement (Continued)

              For the nine months ended September 30, 2014 and 2013, JPMVEC accounted for approximately 78% and 79% of the Company's revenues, respectively. As of September 30, 2014 and December 31, 2013, JPMVEC accounted for 63% and 63% of accounts receivable, respectively.

              Purchases and sales with JPMVEC were settled weekly on a net basis unless the net amount due to either of the parties exceeded $5,000 at which time it was settled. Receivables and payables are shown gross in the consolidated balance sheets.

              On October 7, 2014, JPMVEC assigned the intermediation agreement to Merrill Lynch Commodities (MLC) and the agreement was simultaneously amended and restated. Under the amended and restated intermediation agreement, which terminates on October 7, 2017, MLC will supply substantially all of Refining's crude oil and non-crude feedstocks and purchase substantially all of the Company's production of blendstocks and refined products. All purchases of crude oil from MLC and sales of refined products are priced at daily market prices.

              In connection with this agreement, the Company will need to record a significant amount of inventory on its consolidated balance sheet.

(5) Inventories

              Inventories are stated at the lower of cost or market. The cost of crude oil and intermediate product inventories is determined using the last-in, first-out (LIFO) method. The cost of materials and supplies inventories is determined using the average-cost method. Petroleum and intermediate products include the cost of crude oil and other feedstocks, manufacturing costs, and inbound freight costs. Inventories consisted of the following components at September 30, 2014 and December 31, 2013:

	September 30, 2014	December 31, 2013
Crude oil	$19,580	6,585
Petroleum and intermediate products	152,900	153,238
Materials and supplies	12,904	11,557

	$185,384	171,380

              During September 2014, the Company recorded an inventory impairment of $18,598 to record certain crude oil and petroleum and intermediate products at their net realizable value. At September 30, 2014 all inventories valued at LIFO approximate market. Due to continued decline in crude oil and refined products prices, the Company anticipates recording an additional impairment of inventory in the fourth quarter of 2014.

(6) Capital Construction Grants

              In December 2013, the Commonwealth of Pennsylvania approved a $15,000 grant to Refining to assist with the maintenance costs of completing the Girard Point refinery's catalytic cracker turnaround. In November 2013, the Commonwealth of Pennsylvania's Department of Transportation awarded Refining a $10,000 grant to assist with the costs of constructing a new rail track in the Girard

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(6) Capital Construction Grants (Continued)

Point refinery for the delivery of crude oil. Under the terms of this grant agreement, the Company is required to maintain the track and guarantee a minimum number of railcar unloadings per year for five years, as defined in the agreement. The Company received $2,222 during December 2013 and $17,778 during the nine months ended September 30, 2014, for these grants and expects to receive the balance during 2015. The total amount of the grants was credited to the cost of the related capital projects in the fourth quarter of 2013. A receivable totaling $4,887, net of fees, has been recorded in the accompanying consolidated balance sheet at September 30, 2014 for these grants.

(7) Debt and Credit Facilities

              On September 8, 2012, Refining entered into an unsecured $28,179 one-year note payable to a wholly owned subsidiary of Sunoco for the September 8, 2012 purchase of crude and refined inventory. Interest on the note was based on one-month London Interbank Offered Rate (LIBOR) plus 2.5%. Interest expense for the note was $532 for the nine months ended September 30, 2013. The note and related interest were repaid on September 9, 2013.

              On September 8, 2012, Refining entered into a $100,000 secured revolving credit agreement with JP Morgan Chase Bank NA (the Refining revolving credit facility). On February 8, 2013, the Refining revolving credit facility was amended to temporarily increase the secured revolving credit availability from $100,000 to $150,000 for the period from February 8, 2013 through April 30, 2013. At September 30, 2014, there were no borrowings under the Refining revolving credit facility; however, it was being used to support letters of credit totaling $10,416. As of September 30, 2014, there was $89,584 of availability under the Refining revolving credit facility.

              On April 4, 2013, Refining entered a $550,000 five-year term loan (the Refining term loan) which was issued at a discount of 1.5%. As of September 30, 2014 and December 31, 2013, the variable rate was 6.25% and the amount outstanding was $541,750 and $545,875, respectively. Refining was in compliance with the Refining term loan covenants as of September 30, 2014.

              In May 2014, Refining entered into an installment sale and purchase agreement with a third party for the purchase of a rail terminal currently being constructed. Refining will make installment payments over seven years and pay a development fee of 12% of the outstanding balance. The transaction is being treated as a financing arrangement and accordingly, the Company recorded $16,200 in property, plant and equipment and the corresponding debt in the consolidated balance sheet as of September 30, 2014.

(8) Supplemental Cash Flow Information

              As of September 30, 2014 and December 31, 2013, the Company had $25,884 and $5,652 of capital expenditures that were accrued but not paid.

              For the nine months ended September 30, 2014 and 2013, interest paid, net of $974 and $1,346 of capitalized interest, respectively was $27,729 and $16,938, respectively.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(9) Commitments and Contingencies

(a)         Commitments

              In January 2013, the Company entered into an agreement pursuant to which the precious metals catalyst located at the Philadelphia refining complex with a book value of $30,099 was sold for $31,868 resulting in a gain of $1,769 which is included in other income in the consolidated statement of operations and comprehensive income (loss) for the nine months ended September 30, 2013. The catalyst will be leased back for a three-year period. At the end of the lease term, the Company has the option to purchase the metals at their market value, renew the lease, or return metals of similar quality to the purchaser of the metals.

(b)         Environmental Costs

              Refining is subject to extensive and frequently changing federal, state, and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management, and the characteristics and composition of fuels. As with the industry in general, compliance with existing and anticipated laws and regulations increases the overall cost of operating the Company's businesses, including remediation, operating costs, and capital costs to construct, maintain, and upgrade equipment and facilities.

              The Company has entered into an arrangement with Sunoco that provides indemnities to the Company for remediating contamination that occurred at the Philadelphia refining complex prior to September 8, 2012. The Company has reflected liabilities of $18,935 and $18,062 and receivables of $18,935 and $18,062 for the recovery of Sunoco's estimated indemnified environmental liabilities which have not been remediated as of September 30, 2014 and December 31, 2013, respectively. The Company did not record environmental remediation expenses for the nine months ended September 30, 2014 and 2013.

              At December 31, 2013, the Company recorded a receivable from Sunoco totaling $4,186 for costs incurred by the Company for tank cleaning. Sunoco paid this receivable in February 2014.

              Accruals for environmental remediation activities reflect management's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience, and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable. Such accruals are undiscounted. In general, each remediation site/issue is evaluated individually based upon information available for the site/issue and no pooling or statistical analysis is used to evaluate an aggregate risk for a group of similar items in determining the amount of probable loss accrual to be recorded. The estimates of environmental remediation costs also frequently involve evaluation of a range of estimates. In many cases, it is difficult to determine if one point in the range of loss estimates is more likely than any other. In these situations, FASB Accounting Standards Codification Topic 410-30, Asset Retirement and Environmental Obligations, requires that the minimum

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(9) Commitments and Contingencies (Continued)

of the range be accrued. Accordingly, the low end of the range often represents the amount of loss, which has been recorded.

              Total future costs for the environmental remediation activities identified above will depend upon the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the availability of insurance coverage, the nature and extent of future environmental laws and regulations, inflation rates, terms of consent agreements or remediation permits with regulatory agencies, among other things.

              Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuel Standards (RFS), implementing mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States. Under RFS, the volume of renewable fuels that obligated refineries must blend into their finished petroleum fuels increases annually over time until 2022. In addition, certain states have passed legislation that requires minimum biodiesel blending in finished distillates. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may change. In addition, in order to meet certain of these and future EPA requirements, the Company must purchase credits, known as RINs, which have fluctuating costs. RINs expense for the nine months ended September 30, 2014 and 2013, amounted to $95,739 and $101,404, respectively.

              On March 4, 2014, the EPA finalized its Tier 3 Motor Vehicle Emission and Fuel Standards (the Standards). The Standards establish more stringent vehicle emissions standards and will reduce the sulfur content of gasoline beginning in 2017. The gasoline currently manufactured by the Philadelphia refining complex does not fully meet the requirements. The Standards could result in additional capital costs to install new technologies or could materially increase compliance costs, which could have an adverse effect on our financial position, results of operations, and liquidity.

(10) Members' Equity

(a)         Preferred A Units

              On September 9, 2013, the Company redeemed all of the Preferred A units for $25,000 and paid cumulative unpaid preferred dividends of $2,594.

(b)         Common Units

              PES LLC is required to make a cash advance to each of its members if the Company has cumulative taxable income. The cash advance is calculated based on the estimated taxable income for the Company using the highest applicable U.S. federal, state, and local income tax rate applicable to New York residents. The advance must be made no later than March 30 of the subsequent year. In January 2013, PES LLC advanced $75,900 to Common Unit holders for their 2012 taxes. These advances were recorded as reductions to members' equity. There was no advance in the nine months ended September 30, 2014 as PES LLC had a tax loss for the year ended December 31, 2013.

              On September 8, 2013, the Company declared and paid distributions totaling $122,406 to Common Unit holders. A portion of the distribution was used to reduce the amount due for officer loans and interest totaling $1,860.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(11) Fair Value Measurements

              The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy included in current accounting guidance. The Company generally applies the "market approach" to determine fair value when available. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities.

              The following table represents the Company's assets and liabilities measured at fair value on a recurring basis, by input level, as of September 30, 2014 and December 31, 2013:

	September 30, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$53,041	—	—	53,041
ICE futures contracts	3,674	—	—	3,674
NYMEX futures contracts	30,629			30,629
Swap contracts	—	101,852	—	101,852
Liabilities:
ICE futures contracts	$6,923	—	—	6,923
NYMEX futures contracts	29,767	—	—	29,767
Swap contracts	—	97,650	—	97,650
Interest rate swap	—	391	—	391

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$53,000	—	—	53,000
NYMEX futures contracts	1,992	—	—	1,992
Swap contracts	—	25,693	—	25,693
Interest rate swap	—	719	—	719
Liabilities:
NYMEX futures contracts	$1,426	—	—	1,426
Swap contracts	—	38,186	—	38,186
Options	590	—	—	590
Commodity contract	—	—	581	581

              The valuation methods used to measure financial instruments at fair value are as follows:

  •
  Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within cash and cash equivalents.

  •
  The futures contracts and options categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. The swap contracts

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(11) Fair Value Measurements (Continued)

    categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon broker quoted market prices of similar commodity contracts.

  •
  The interest rate swap is measured and recorded at fair value using Level 2 inputs. Fair value is based on the net present value of expected future cash flows related to both variable and fixed rate legs of the respective swap agreement. The measurements are computed using market-based observable inputs and the forward LIBOR yield curve.

  •
  The commodity contract categorized in Level 3 of the fair value hierarchy consists of a crude oil purchase contract with a cost adjustment based on the cost of transporting crude from the Gulf Coast to the Northeast that was valued using an internal model.

              There were no transfers between levels during the nine months ended September 30, 2014 or the year ended December 31, 2013.

              The table below summarizes the carrying value and fair value of the Company's recorded financial instruments not carried at fair market value:

	September 30, 2014		December 31, 2013
	Carrying value	Fair value	Carrying value	Fair value
Refining term loan	$535,975	511,033	538,862	478,094
Installment loan	16,200	16,200	—	—

              The fair value of the Refining term loan is based on quoted market prices provided by a third party and is classified as Level 2 within the fair value hierarchy.

              The Company's management believes that the fair value of the installment loan approximates carrying value. The fair value of the installment loan is based on an internal model and is therefore classified as Level 3 within the fair value hierarchy.

(12) Derivative Instruments

              The Company enters into economic hedges consisting of commodity derivative instruments (primarily swaps, futures, forwards, and other derivative instruments) that are not designated as hedges and are used to manage price volatility in certain crude oil and feedstock inventories as well as refined product sales. The objective in entering into economic hedges is to mitigate certain exposures to commodity price risk.

              There were approximately 36.3 million barrels of crude oil, 27.5 million barrels of refined products, 10.6 million dekatherms of natural gas and 388,560 megawatts of electricity outstanding under commodity derivative instruments not designated as hedges as of September 30, 2014. At December 31, 2013, there were 12.9 million barrels of crude oil and 14 million barrels of refined products outstanding under commodity derivative instruments not designated as hedges. As of September 30, 2014, the Company had commodity derivatives extending to December 2015.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(12) Derivative Instruments (Continued)

              The commodity swaps and other commodity derivative agreements discussed above include multiple derivative positions with counterparties for which the Company has entered into agreements governing the nature of the derivative transactions. Each of the counterparty agreements provides for the right to offset each individual derivative position to arrive at the net receivable due from the counterparty or payable owed by the Company. As a result of the right to offset, the Company's recognized assets and liabilities associated with the outstanding derivative positions have been presented net in the consolidated balance sheets.

              The following tables outline the gross amounts of the recognized assets and liabilities and the gross amounts offset in the consolidated balance sheets for the various types of open derivative positions:

Description	Gross amounts of recognized assets	Gross amounts offset in the consolidated balance sheets	Net amounts of assets presented in the consolidated balance sheets
September 30, 2014:
Derivatives not designated as hedging instruments:
Swap contracts	88,705	(78,816)	9,889
December 31, 2013:
Derivatives not designated as hedging instruments:
NYMEX futures	$1,992	$(1,426)	$566
Derivatives designated as hedging instruments:
Interest rate swap	$719	$—	$719

Description	Gross amounts of recognized liabilities	Gross amounts offset in the consolidated balance sheets	Net amounts of liabilities presented in the consolidated balance sheets
September 30, 2014:
Derivatives not designated as hedging instruments:
Futures	$(36,690)	$34,303	$(2,387)
Swap contracts	(18,834)	13,147	(5,687)
Derivatives designated as hedging instruments:
Interest rate swap	$(391)	$—	$(391)
December 31, 2013:
Derivatives not designated as hedging instruments:
Commodity swap contracts	$(38,186)	$25,693	$(12,493)
Options	(590)	—	(590)
Commodity contract	(581)	—	(581)

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(12) Derivative Instruments (Continued)

              The following table provides information about the fair values of these derivative instruments as of September 30, 2014 and December 31, 2013 and the line items in the consolidated balance sheets in which the fair values are reflected. See note 10, Fair Value Measurements, for additional information related to the fair values of derivative instruments:

Description	Balance Sheet Location	Fair Value Asset/ (Liability)
September 30, 2014:
Derivatives not designated as hedging instruments:
Commodity contracts	Prepaid expenses and other current assets	$9,889
Commodity contracts	Accrued liabilities	$(8,074)
Derivatives designated as hedging instruments:
Interest rate swap	Accrued liabilities	$(391)
December 31, 2013:
Derivatives not designated as hedging instruments:
Commodity contracts	Accounts receivable	$566
Commodity contracts	Accrued liabilities	$(13,664)
Derivatives designated as hedging instruments:
Interest rate swap	Accounts receivable	$719

              Unrealized gains and losses associated with changes in the fair value of derivative instruments not accounted for as cash flow hedges are reflected in current period earnings. The following table presents the classification and amounts of gains or losses in the consolidated statements of operations and comprehensive income (loss) for each of the reporting periods:

Description	Classification in Statements of Operations and Comprehensive Income (Loss)	Gain (Loss) Recognized in Earnings
For the nine months ended September 30, 2014
Commodity contracts	Cost of sales	$50,263
For the nine months ended September 30, 2013:
Commodity contracts	Cost of sales	$(1,348)

              The Company uses interest rate swaps to manage its exposure to interest rate risk. As of September 30, 2014, the Company had an interest rate swap contract that hedges its exposure to the cash flow risk caused by the effects of LIBOR changes on its long-term debt. The interest rate swap effectively converts $541,750 of LIBOR based debt to fixed rate debt having an interest rate of 1.923%

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(12) Derivative Instruments (Continued)

plus an applicable margin of 5%, which equaled an effective interest rate of 6.923% as of September 30, 2014. This swap contract matures in April 2018 and has been designated as a cash flow hedge. To date, there has been no ineffectiveness on this cash flow hedge. The interest rate swap is settled quarterly and marked to market with the unrealized gain or loss recorded as other comprehensive income (loss) and the realized portion recorded in interest expense in the consolidated statements of operations and comprehensive income (loss).

              The Company is exposed to credit risk in the event of nonperformance by counterparties on its derivative instruments. Management believes this risk is not significant as the Company has established credit limits with such counterparties which require the settlement of net positions when these credit limits are reached.

              Refining was obligated to purchase a minimum of 8,000 barrels per day of crude oil from SXL based on the average daily NYMEX West Texas Intermediate price for the month plus a fixed charge for transportation. Refining was also obligated to purchase a minimum of 15,000 barrels per day of crude oil from SXL discounted from the average daily ICE Brent price for the month. These contracts expired on August 31, 2014. Refining had offsetting sales contracts to sell the crude oil purchased under these agreements to JPMVEC under the same terms and prices as the SXL contracts. Refining has deemed the purchase obligations with SXL and sales commitments to JPMVEC to be contracts that contain derivatives that change in value based on changes in commodity prices. At December 31, 2013, the fair values of these contracts have been reflected in the table above.

              The Company enters into commitments to purchase crude oil which include indexed basis adjustments. The Company cash settles these basis adjustments monthly and considers these adjustments to be a normal cost of acquiring the crude oil. All basis adjustments are recorded in the cost of products sold in the accompanying consolidated statements of operations and comprehensive income (loss).

(13) Income Taxes

              The Company is a limited liability company, taxed as a partnership under Subchapter K of the Internal Revenue Code of 1986, as amended, for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member level.

              For the nine months ended September 30, 2014, the Company recorded an income tax benefit of $2,211 related to a refund received from the City of Philadelphia for Net Profits Tax previously paid.

              Effective January 1, 2014, the Company was subject to the City of Philadelphia Business Income and Receipts Tax (BIRT). As the Philadelphia refinery complex is located in geographic areas that are designated as Keystone Opportunity Zones, providing specific Pennsylvania and City of Philadelphia tax benefits to the Company, its effective BIRT rate was reduced from 6.45% to approximately 0.3225% through December 31, 2023. After December 31, 2023, the Company will be subject to the enacted BIRT tax rate at that time. For the nine months ended September 30, 2014, the Company recorded an income tax expense of $527 related to BIRT, at an effective tax rate of 0.341%.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(UNAUDITED)

(in thousands, except volume data)

(13) Income Taxes (Continued)

              These financial statements have been prepared in anticipation of a proposed initial public offering (the Offering) of Philadelphia Energy Solutions Inc. (PES Inc), a newly formed Delaware corporation, which will be treated as a taxable C corporation and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for all periods presented. The Company has computed pro forma tax expense using a 41.5% blended corporate level U.S. federal and state tax rate.

(14) Subsequent Events

              In June 2014, the Company formed PES Logistics Partners, LP (PES Logistics) and on October 29, 2014 filed a registration statement on Form S-1, as amended, for PES Logistics with the SEC to explore an initial public offering of certain of its logistics assets.

              In addition, in connection with the assignment of the intermediation agreement from JPMVEC to MLC, effective October 7, 2014, JPMorgan Chase Bank NA assigned its rights and obligations under the Refining revolving credit facility to Bank of America, NA, after which Bank of America, NA, and Refining amended and restated the Refining revolving credit facility.

              On January 1, 2015, through a series of affiliate transactions, the crude oil rail unloading terminal was contributed to the Company's wholly owned subsidiary, North Yard Logistics, L.P. (North Yard). In connection with that contribution, Refining and North Yard entered into a ten-year, take-or-pay rail terminaling services agreement with minimum volume commitments, along with related service and secondment and easement agreements.

Report of Independent Registered Public Accounting Firm

The Board of Managers
Philadelphia Energy Solutions LLC:

              We have audited the accompanying consolidated balance sheets of Philadelphia Energy Solutions LLC and subsidiaries as of December 31, 2013 (Successor) and 2012 (Successor), and the related consolidated statements of operations and comprehensive income (loss), members' equity, and cash flows for the year ended December 31, 2013 (Successor) and the period from September 8, 2012 to December 31, 2012 (Successor) and the consolidated statements of operations and comprehensive income (loss), parent company net investment, and cash flows for the period from January 1, 2012 to September 7, 2012 (Predecessor) and the year ended December 31, 2011 (Predecessor). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Philadelphia Energy Solutions LLC and subsidiaries and the Predecessor as of December 31, 2013 (Successor) and 2012 (Successor), and the results of their operations and their cash flows for the year ended December 31, 2013 (Successor), the period from September 8, 2012 to December 31, 2012 (Successor), the period from January 1, 2012 to September 7, 2012 (Predecessor) and the year ended December 31, 2011 (Predecessor), in conformity with U.S. generally accepted accounting principles.

              As discussed in Note 1 to the consolidated financial statements, the Predecessor financial statements covers the time period prior to the contribution of assets and liabilities to Philadelphia Energy Solutions LLC when the Company was owned by Sunoco, Inc.

/s/ KPMG LLP
Philadelphia, Pennsylvania February 13, 2015

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED BALANCE SHEETS

(in thousands)

	Successor
	December 31,
	2013	2012
Assets
Cash and cash equivalents	$127,380	$232,931
Accounts receivable	329,895	230,628
Accounts receivable from affiliate	6,169	4,493
Inventories	171,380	145,426
Prepaid expenses and other current assets	27,167	25,160

Total current assets	661,991	638,638
Property, plant, and equipment, net	298,656	98,782
Environmental indemnification receivable	18,062	18,480
Other long-term assets	24,456	17,556

Total assets	$1,003,165	$773,456

Liabilities and Members' Equity
Accounts payable	$227,620	$215,454
Accounts payable to affiliates	10,676	38,899
Accrued liabilities	102,171	46,625
Current portion of long-term debt and capital lease obligation	6,460	—
Note payable to affiliate	—	28,179
Non-income taxes payable	8,981	5,701

Total current liabilities	355,908	334,858
Long-term debt and capital lease obligation	535,236	—
Environmental liabilities	18,062	18,480
Other long-term liabilities	27,317	29,577

Total liabilities	936,523	382,915

Commitments and contingencies (note 13)
Preferred A units	—	25,000
Common units	234,605	233,531
Advances to members	(75,900)	—
Officer loans to purchase common units	(853)	(4,000)
Retained (deficit) earnings	(91,929)	136,010
Accumulated other comprehensive income	719	—

Total members' equity	66,642	390,541

Total liabilities and members' equity	$1,003,165	$773,456

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Successor		Predecessor
		Period from September 8, 2012 to December 31, 2012	Period from January 1, 2012 to September 7, 2012

	Year ended December 31, 2013			Year ended December 31, 2011

Net sales	$13,627,620	$4,552,022	$9,961,884	$13,945,883
Operating costs and expenses:
Cost of sales	13,185,363	4,238,775	9,436,608	13,487,628
Operating expenses	422,506	119,637	273,066	429,513
Impairment of inventory	—	11,533	—	—
General and administrative expenses	72,245	24,722	44,913	39,093
Depreciation and amortization	23,201	2,171	12,597	99,443
Provision for asset write-downs	—	—	—	1,464,357

Total operating costs and expenses	13,703,315	4,396,838	9,767,184	15,520,034

Operating (loss) income	(75,695)	155,184	194,700	(1,574,151)
Interest expense, net	(30,975)	(571)	—	—
Other income (expense)	3,631	(14,815)	—	—

(Loss) income before income tax expense	(103,039)	139,798	194,700	(1,574,151)
Income tax benefit (expense)	100	(3,788)	(13,506)	498,358

Net (loss) income	$(102,939)	$136,010	$181,194	$(1,075,793)

Other comprehensive income:
Unrealized gain on derivatives	719	—	—	—

Other comprehensive income	719	—	—	—

Comprehensive (loss) income	(102,220)	136,010	181,194	(1,075,793)

PRO FORMA INFORMATION (UNAUDITED)
Income before income tax expense	$(103,039)
Pro forma provision for income taxes	42,589

Pro forma net income	$(60,450)
Pro forma net income per common share
Basic
Diluted
Weighted average pro forma common shares outstanding
Basic
Diluted

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY/PARENT COMPANY NET INVESTMENT

(in thousands)

	Predecessor	Successor
	Parent company net investment	Preferred A		Common			Officer loans to purchase common units		Accumulated other comprehensive income
						Advances to members		Retained earnings (deficit)		Total members' equity
		Units	Amount	Units	Amount

Balance at January 1, 2011	$1,236,596
Net loss	(1,075,793)
Net transfers from Parent	108,803

Balance at December 31, 2011	269,606
Net income	181,194
Net transfers to Parent	(28,475)

Balance at September 7, 2012	$422,325

Opening balance at September 8, 2012		—	$—	—	$—	$—	$—	$—	$—	$—
Member capital contributions		25,000,000	25,000	229,875	229,875	—	—	—	—	254,875
Issuance costs		—	—	—	(2,250)	—	—	—	—	(2,250)
Share-based compensation		—	—	—	156	—	—	—	—	156
Common units issued		—	—	5,750	5,750	—	—	—	—	5,750
Officer loans to purchase common units		—	—	—	—	—	(4,000)	—	—	(4,000)
Net income		—	—	—	—	—	—	136,010	—	136,010

Balance at December 31, 2012		25,000,000	25,000	235,625	233,531	—	(4,000)	136,010	—	390,541
Redemption of Preferred A units		(25,000,000)	(25,000)	—	—	—	—	—	—	(25,000)
Distributions to members		—	—	—	—	—	—	(125,000)	—	(125,000)
Advances to members		—	—	—	—	(75,900)	—	—	—	(75,900)
Share-based compensation		—	—	—	1,074	—	—	—	—	1,074
Repayment of officer loans		—	—	—	—	—	3,147	—	—	3,147
Other comprehensive income		—	—	—	—	—	—	—	719	719
Net loss		—	—	—	—	—	—	(102,939)	—	(102,939)

Balance at December 31, 2013		—	$—	235,625	$234,605	$(75,900)	$(853)	$(91,929)	$719	$66,642

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Successor		Predecessor

		Period from September 8, 2012 to December 31, 2012	Period from January 1, 2012 to September 7, 2012
	Year ended December 31, 2013			Year ended December 31, 2011

Cash flows from operations:
Net (loss) income	$(102,939)	$136,010	$181,194	$(1,075,793)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Gain on sale of assets	(1,769)	—	—	—
Depreciation and amortization	23,201	2,171	12,597	99,443
Impairment of inventory	—	11,533	—	—
Provision for asset write-downs	—	—	—	1,464,357
Deferred income taxes	—	—	—	(499,435)
Share-based compensation	1,074	1,906	—	—
Amortization of debt discount	1,237	—	—	—
Amortization of out of market contracts	(2,568)	(1,019)	—	—
Accretion of asset retirement obligations	1,318	—	977	1,586
Amortization of deferred financing costs	3,093	99	—	—
Changes in assets and liabilities:
Accounts receivable	(75,884)	(228,582)	—	—
Accounts receivable from affiliate	(1,676)	(4,493)	—	—
Inventories	(25,954)	(118,780)	(161,135)	(26,638)
Prepaid expenses and other current assets	(2,007)	(25,160)	777	63
Other long-term assets	—	—	872	2,428
Accounts payable	12,166	215,454	(3,250)	(10,156)
Accounts payable to affiliates	(28,223)	38,899	—	—
Accrued liabilities	51,894	40,136	11,409	3,261
Environmental liabilities	—	—	12,959	(267)
Non-income taxes payable	3,280	5,701	—	—
Other long-term liabilities	(2,374)	796	(1,931)	(4,416)

Net cash (used in) provided by operating activities	(146,131)	74,671	54,469	(45,567)

Cash flows from investing activities:
Capital expenditures	(267,871)	(14,060)	(25,994)	(63,236)
Proceeds from Commonwealth of Pennsylvania grants	2,222	—	—	—
Proceeds from sale of property, plant, and equipment	31,868	—	—	—
Loan to officers	—	(700)	—	—

Net cash used in investing activities	(233,781)	(14,760)	(25,994)	(63,236)

Cash flows from financing activities:
Distributions to members	(120,546)	—	—	—
Advances to members	(75,900)	—	—	—
Redemption of Preferred A units	(25,000)	—	—	—
Payment of Preferred A dividend	(2,594)	—	—	—
Proceeds from issuance of Preferred A units	—	25,000	—	—
Proceeds from issuance of Common Units	—	153,250	—	—
Proceeds from repayment of officer loan	2,000	—	—	—
Equity transactions costs	—	(2,250)	—	—
Deferred financing costs	(15,879)	(2,980)	—	—
Proceeds from debt	545,290	—	—	—
Repayment of notes payable to affiliate	(28,179)	—	—	—
Repayment of debt	(4,831)	—	—	—
Net transfer (to) from parent	—	—	(28,475)	108,803

Net cash provided by (used in) financing activities	274,361	173,020	(28,475)	108,803

Net (decrease) increase in cash	(105,551)	232,931	—	—
Cash and cash equivalents, beginning of period	232,931	—	—	—

Cash and cash equivalents, end of period	$127,380	$232,931	$—	$—

See accompanying notes to consolidated financial statements.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except unit and volume data)

(1) Organization and Description of Business

(a)
Organization of Company

              Philadelphia Energy Solutions LLC, a Delaware limited liability company (the Company or PES LLC) formed Philadelphia Energy Solutions Refining & Marketing LLC (Refining) as a limited liability company under Delaware law on July 2, 2012. On July 18, 2012, PES LLC formed PES Holdings, LLC (PES Holdings) as a limited liability company under Delaware law and, on July 19, 2012, PES LLC contributed all of the outstanding equity interests in Refining to PES Holdings. After giving effect to the reorganization (note 17, Reorganization) on November 30, 2012, PES Holdings now owns 99.99% of the outstanding equity interests in Refining, and PESRM Holdings, LLC, a Delaware limited liability company (PESRM Holdings) owns the remaining 0.01% of such equity interests. PES LLC owns all of the outstanding equity interests in PES Holdings and, after giving effect to the reorganization, PES Holdings owns all of the outstanding equity interests in PESRM Holdings. PES Holdings and PESRM Holdings have no operations other than their ownership of the equity of Refining.

              On September 8, 2012, Carlyle PES, LLC (Carlyle PES) contributed cash to PES LLC in exchange for 67% of the Common Units of PES LLC and 25 million Preferred A Units of PES LLC. Concurrently, Sunoco, Inc. and certain of its subsidiaries (Sunoco or Parent) contributed substantially all of the assets constituting their refinery operations in Philadelphia, Pennsylvania to Refining, and in exchange Sunoco received 33% of the Common Units in PES LLC. Carlyle PES is affiliated with The Carlyle Group L.P. and Sunoco is a wholly owned subsidiary of Energy Transfer Partners, L.P. These contributions were accounted for in accordance with Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 805, Business Combinations. Therefore, the contributed assets and liabilities were recorded at their estimated fair market values at the acquisition date.

              The Company operates two refineries, Girard Point and Point Breeze, in Philadelphia, Pennsylvania (together, the Philadelphia refining complex) and engages in the refining of crude oil and other feedstocks into petroleum products in the Northeast region of the United States.

              The following table summarizes the fair value estimates of the assets and liabilities contributed to the Company on September 8, 2012:

Cash	$153,250
Accounts receivable	2,046
Material and supplies inventories	10,000
Environmental indemnification receivable from Sunoco	17,838
Property, plant, and equipment	82,768
Cavern storage benefit	15,600
Accrued liabilities	(3,989)
Environmental liabilities	(17,838)
Asset retirement obligations	(16,800)
Out of market contracts	(13,000)

$229,875

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(1) Organization and Description of Business (Continued)

              Significant considerations in determining the fair value measurements as defined in ASC 820, Fair Value Measurements, of the assets acquired and liabilities assumed are as follows:

              The fair values of property, plant, and equipment were valued utilizing the cost approach. Under this approach, fair value approximates the current cost of replacing an asset with another of equivalent economic utility adjusted for functional obsolescence and physical deterioration.

              As part of the contributed assets, the Company received the right to utilize underground storage caverns at Sunoco's Marcus Hook terminal at no cost for the three years following the closing. After this three-year period, the Company will be required to pay a market rate for its storage. The value of the intangible asset was computed based on the differential between the contracted storage costs and the estimated market storage costs discounted at an after-tax rate based on the weighted average cost of capital for independent refiners. The intangible asset had an estimated fair market value of $15,600.

              Sunoco's contribution also included two long-term barge agreements. These two fixed commitment agreements expire in December 2016 and October 2017, respectively. The value of the contracts was computed based on the difference between the estimated market rate and the commitment amount, discounted to present value. The out of market contracts had an estimated fair market value of $13,000.

(b)
Commencement of the Company's Operations

              Subsequent to the purchase transaction on September 8, 2012, significant costs were incurred related to the purchase transaction and the subsequent financing, as detailed below.

              Acquisition costs, totaling $10,853, were expensed upon commencement of operations. These costs include transfer taxes and professional fees. In addition, for its role in obtaining equity financing and a revolving credit agreement for the Company, Carlyle Investment Management LLC received a fee of $3,250. Of this cost, $2,250 was recorded as a reduction to equity and $1,000 was recorded as deferred financing costs. Additional costs capitalized as debt issuance costs subsequent to the purchase transaction totaled $1,980.

              Subsequent to the purchase transaction, the Company purchased certain crude, intermediates, and refined product inventories from Sunoco. The inventories were purchased from Sunoco at their respective market prices for $167,048. The Company financed a portion of the inventory purchase by issuing a $28,179 note to Sunoco due September 8, 2013. In addition, J.P. Morgan Ventures Energy Corporation (JPMVEC) purchased certain crude oil and refined product inventories from Sunoco at market value totaling $1,337,955.

              Subsequent to the purchase transaction, Refining entered into an intermediation agreement with JPMVEC which expires in September 2015, with the option to extend an additional year on each anniversary date through September 2017. Under the intermediation agreement, JPMVEC supplies all of the Company's crude oil and noncrude feedstocks and purchases substantially all of the Company's production of blendstocks and refined products. Fees incurred in connection with the JPMVEC agreements totaled $4,020 and were expensed. JPMVEC purchases crude oil and other feedstocks, which are held in storage tank facilities until they are processed at the Philadelphia refining complex.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(1) Organization and Description of Business (Continued)

Legal title to the crude oil and noncrude feedstocks is held by JPMVEC. The Company purchases the crude oil and noncrude feedstocks when they are drawn out of the storage tanks and processed at the Philadelphia refining complex. All purchases of crude oil from JPMVEC are priced at the daily market prices. The Company is responsible for logistics costs associated with these purchases.

(c)
Organization and Description of the Predecessor business

              The Predecessor includes Sunoco's operations at the Philadelphia refining complex. Sun International, a Sunoco subsidiary, held title to all crude oil purchased for the Philadelphia refining complex until it was physically delivered to the Philadelphia refining complex. As a result, the Predecessor financial statements only include crude oil physically delivered to the Philadelphia refining complex and the storage tanks adjacent to the refineries, which are owned and operated by Sunoco Logistics Partners L.P. (SXL), an affiliated company (see note 3, Related Party Transactions of the Company). The Predecessor procured all crude oil and refined fuel products from Sunoco, and produced and sold all products, including fuels and certain commodity petrochemicals, to Sunoco subsidiaries.

              The reporting period of the financial statements of the Predecessor covers the time period prior to the contribution of assets and liabilities to PES LLC when the Philadelphia refining complex was owned by Sunoco.

(2) Summary of Significant Accounting Policies

(a)
Principles of Consolidation and Presentation

              The accompanying consolidated financial statements include the accounts of the Predecessor until September 7, 2012, the date PES LLC acquired the Philadelphia refining complex, and the accounts of PES LLC and its wholly owned subsidiaries subsequent to September 8, 2012. All significant intercompany accounts and transactions have been eliminated in consolidation.

              The financial statements of the Predecessor have been prepared from the historical accounting records of Sunoco. As the Predecessor was historically managed and financed as part of a larger group, its accounts have been adjusted to reflect charges for business functions provided by Sunoco and its affiliates.

              The Predecessor financial statements reflect the results of its operations and cash flows in a manner consistent with Sunoco's management of the Predecessor and as though the Predecessor had been a stand-alone company for all periods presented. All revenues and expenses specifically identified to the Predecessor have been presented in the consolidated statements of operations and comprehensive income (loss).

              Allocations of expenses related to shared assets and liabilities and overhead expenses of Sunoco have been allocated to the Predecessor in accordance with the Securities and Exchange Commission (SEC) Staff Accounting Bulletin Topic I-B, Allocations of Expenses and Related Disclosure in Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity.

              Sunoco's net investment in the Predecessor has been presented in lieu of stockholder's equity in the Predecessor financial statements. Transactions between the Predecessor and Sunoco and its

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(2) Summary of Significant Accounting Policies (Continued)

affiliates have been identified as related-party transactions. It is possible that the terms of these transactions were not the same as those that would have resulted from transactions among unrelated parties. Transactions between Sunoco and the Predecessor have been presented as transfers to and from the Parent as a component of Parent company net investment. Additionally, the financial statements for the Predecessor include allocations of costs for certain support functions (see note 4, Predecessor's Transactions with Sunoco and Sunoco Subsidiaries). In the opinion of management, all adjustments that have been made are necessary for a fair presentation of the financial statements. The allocations have been made on a reasonable basis and allocation methodologies have been consistently applied for each period presented. The financial statements may not necessarily be indicative of the results of operations or cash flows the Predecessor would have had in the past, or might have had in the future, if it had existed as a separate, stand-alone business during the periods presented.

(b)
Use of Estimates

              The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates.

              In recording transactions and balances resulting from business operations, the Company uses estimates based on the best information available. Estimates are used for such items as plant depreciable lives, tax provisions, derivatives, environmental liabilities and legal costs incurred in connection with recorded loss contingencies, among others. As better information becomes available or actual amounts are determinable, the recorded estimates are revised.

(c)
Cash Equivalents

              The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of time deposits and money market investments.

(d)
Inventories

              Inventories are carried at the lower of cost or market. The cost of crude oil and intermediate product inventories is determined using the last-in, first-out (LIFO) method. The cost of materials and supplies inventories is determined using the average-cost method.

(e)
Revenue Recognition

              The Company sells refined products and blendstocks to JPMVEC under an intermediation agreement. On a daily basis, PES LLC sells the production of refined products and blendstocks from the Philadelphia refining complex as they are produced, delivered to the storage tanks, and legal title passes to JPMVEC. These transactions occur at the daily market price for the respective products.

              The Company may purchase refined products from JPMVEC at the daily market price and sell the related products at its rack operation. These transactions are considered to be made in contemplation of each other and, accordingly, are recorded net in the consolidated statements of

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(2) Summary of Significant Accounting Policies (Continued)

operations and comprehensive income (loss) and do not result in the recognition of a sale. The rack sales accounted for approximately 15% of sales for the year ended December 31, 2013 and 3% for the period from September 8, 2012 to December 31, 2012.

              For the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, JPMVEC accounted for approximately 83% and 94% of the Company's revenues, respectively. As of December 31, 2013 and 2012, JPMVEC accounted for 62% and 84% of accounts receivable, respectively.

              Purchases and sales with JPMVEC are settled weekly on a net basis unless the net amount due to either of the parties exceeds $5,000 at which time it is settled. Receivables and payables are shown gross on the balance sheets.

              Accounts receivable are carried at invoiced amounts. An allowance for doubtful accounts is established, if required, to report such amounts at their estimated net realizable value. In estimating probable losses, management reviews accounts that are past due and determines if there are any known disputes. There was no allowance for doubtful accounts at December 31, 2013 or 2012.

              The Predecessor sold refined fuels and certain commodity petrochemicals to Sunoco and its affiliated entities. Revenues related to the sale of these items were recognized when products were physically delivered to the customers. Transactions with Sunoco and its affiliated entities were settled immediately through Parent company net investment. Actual third party prices realized by Sunoco were used when this information was readily available. When this information was not readily available, the Predecessor assigned internal transfer prices to related-party sales, based on market indices which approximated market prices. Revenue recognized using transfer prices may not reflect revenues that would have been recognized had the Predecessor existed as a separate, stand-alone business during the periods presented.

              Excise taxes on sales of refined products that are collected from customers and remitted to various governmental agencies are reported on a net basis.

(f)
Depreciation, Amortization, and Retirements

              Plant and equipment are generally depreciated on a straight-line basis over their estimated useful lives. The intangible asset is amortized on a straight-line basis over the three-year free rent period.

              Depreciation is computed using the straight-line method over the following estimated useful lives:

	Successor	Predecessor
	September 8, 2012 through December 31, 2013	October 1, 2011 through September 7, 2012	Prior to September 30, 2011
Buildings	30 years	10 - 16 years	30 years
Machinery and equipment	3 - 25 years	1 - 17 years	4 - 25 years

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(2) Summary of Significant Accounting Policies (Continued)

              The change in depreciable lives by the Predecessor effective October 1, 2011 was a result of the impairment recorded at September 30, 2011(note 7, Property, Plant, and Equipment).

              Gains and losses on the disposal of fixed assets are reflected in the consolidated statement of operations and comprehensive income (loss) in the period in which the item is disposed.

(g)
Maintenance Shutdowns

              The costs incurred in connection with major maintenance turnarounds are capitalized as property, plant, and equipment when incurred and amortized over the period benefited by the maintenance activities.

(h)
Impairment of Long-Lived Assets

              Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An asset is considered to be impaired when the undiscounted cash flows expected to be generated by the asset are less than its carrying amount. The impairment recognized is the amount by which the carrying amount exceeds the fair value of the impaired asset. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

(i)
Commitments and Contingencies

              Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. Recoveries of environmental remediation costs from third parties that are probable of realization are separately recorded as assets, and are not offset against the related environmental liability.

(j)
Environmental Remediation

              Environmental remediation costs are accrued for work at identified sites where an assessment has indicated that cleanup costs are probable and reasonably estimable. Such accruals are undiscounted and are based on currently available information, estimated timing of remedial actions and related inflation assumptions, existing technology, and presently enacted laws and regulations. If a range of probable environmental cleanup costs exists for an identified site, the minimum of the range is accrued.

              The Company has entered into an arrangement with Sunoco that provides indemnities to the Company for remediating contamination that occurred at the Philadelphia refining complex prior to September 8, 2012. Accordingly, the Company recorded a corresponding receivable from Sunoco for any liabilities recorded which are subject to the indemnity as of December 31, 2013 and 2012.

(k)
Derivative Instruments

              From time to time, the Company uses swaps, futures, forwards, and other derivative instruments to hedge a variety of price risks. All derivative financial instruments are recorded at

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(2) Summary of Significant Accounting Policies (Continued)

estimated fair value in accordance with the provisions of ASC 815, Derivatives and Hedging (ASC 815). Changes in the fair value of the derivative instruments are recognized in operations. The Company validates the fair value of all derivative financial instruments on a monthly basis, based upon broker quoted market prices of similar commodity contracts. On a regular basis, the Company enters into short-term commodity contracts with counterparties for crude oil and various finished products with the intent to physically take delivery or deliver the products. The Company evaluates these contracts for qualification of the normal purchases normal sales scope exemption under ASC 815.

              For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income (OCI), to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

              For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of OCI and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on derivatives representing hedge ineffectiveness are recognized in earnings in the current period. The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is de-designated because a forecasted transaction is not probable of occurring, or management decides to remove the designation of the cash flow hedge.

              In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in OCI related to the hedging relationship.

              During the Predecessor period, Sunoco used swaps, options, futures, forwards and other derivative instruments to hedge a variety of price risks. A portion of Sunoco's gains and losses resulting from changes in the fair value of derivative instruments were allocated to the Predecessor. Changes in the fair value of all derivatives, including those accounted for as hedges by the Sunoco, were recognized in earnings when they occurred.

              The Predecessor routinely entered into short-term commodity contracts with counterparties for crude oil and various refined products with the intent to physically take delivery or deliver the products. These contracts qualified for the normal purchases and normal sales exemption under ASC 815.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(2) Summary of Significant Accounting Policies (Continued)

(l)
Deferred Financing Costs

              Deferred financing costs are capitalized and amortized over the term of the related debt as a component of interest expense on a basis that approximates the effective interest method.

(m)
Income Tax

              The Company is a limited liability company, taxed as a partnership under Subchapter K of the Internal Revenue Code of 1986, for federal and state income tax purposes. Therefore, federal and state income taxes are assessed at the member level. For the period from September 8, 2012 to December 31, 2102, the Company generated book income and recorded a City of Philadelphia Net Profits Tax (NPT) at an effective rate of approximately 2.33%. In 2013, the Company received a ruling from the City of Philadelphia that it qualified as a new business, and was therefore entitled to use a Business Income and Receipts Tax (BIRT) rate of 0% for the tax years ended December 31, 2012 and December 31, 2013, respectively. Effective January 1, 2014, the geographic areas where the Philadelphia refining complex are located were designated as Keystone Opportunity Zones, providing specific Pennsylvania and City of Philadelphia tax benefits to the Company. Under this program, the Company's effective BIRT rate is reduced from 6.45% to approximately 0.3225% through December 31, 2023. After December 31, 2023, the Company will be subject to the enacted BIRT tax rate at that time.

              The Predecessor was included in the consolidated federal income tax return filed by Sunoco. For purposes of these financial statements, the Predecessor's income taxes were computed and reported on a separate return basis. Income taxes as presented herein allocate current and deferred income taxes of Sunoco to the Predecessor in a manner that is systematic, rational, and consistent with the asset and liability method prescribed by ASC 740, Income Taxes (ASC 740). In accordance with ASC 740, the sum of the amounts allocated to the tax provisions may not equal the historical consolidated provision.

              Under the separate return method, deferred tax assets and liabilities were recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences were expected to be reversed or settled. The effect of a change in tax rates on deferred tax assets and liabilities was recognized in operations in the period that the law was enacted. Valuation allowances were established when management determined that it was more likely than not that some portion, or all of the deferred tax asset would not be realized. For further information, see note 5, Income Taxes.

              These financial statements have been prepared in anticipation of a proposed initial public offering (the Offering) of Philadelphia Energy Solutions Inc, a newly formed Delaware Corporation which will be treated as a taxable C corporation and thus will be subject to U.S. federal and state income taxes. Accordingly, a pro forma income tax provision has been disclosed as if the Company was a taxable corporation for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012. The Company has computed pro forma tax expense using a 41.5% blended corporate level U.S. federal and state tax rate.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(2) Summary of Significant Accounting Policies (Continued)

(n)
Share-Based Compensation

              The Company accounts for the compensation cost of equity-based awards at fair value and reports the related expense as a component of general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). Compensation cost for awards of incentive units is derived from the fair market value of common units on the grant date using a Black-Sholes valuation pricing model. The Company recognizes incentive unit compensation expense on a straight-line basis over the requisite service period.

              Sunoco maintained certain stock-based incentive plans to provide for the award of stock options, common stock units and related rights to officers and other key employees of Sunoco, including employees of the Philadelphia refining complex. Stock options granted under the plans became exercisable over a three-year period in one-third increments on each anniversary date after the date of grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model. Common stock award units outstanding under Sunoco's stock-based incentive plans matured upon completion of a three to ten-year service period or upon attainment of predetermined performance targets during a three-year period. Awards that were granted to the Predecessor's employees were payable in common stock. For service-based awards payable in common stock, the payout of which was determined by the market conditions related to stock price performance, the grant date value was generally estimated using a Monte Carlo simulation model.

              Sunoco expensed share-based and long-term incentive awards over the vesting period, or earlier based on retirement eligibility criteria. Stock option and share-based incentive compensation costs were allocated to the Predecessor by identifying those individuals directly associated with Sunoco's refining and shared professional services groups and allocating these costs based on the Predecessor's share of direct employee cost, a metric that approximates headcount.

(o)
Asset Retirement Obligations

              Accruals are established for the fair value of legal obligations to perform asset retirement activities in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity if the fair value can be reasonably estimated. Certain of the Company's asset retirement obligations are based on its legal obligation to perform cleaning and disposal activities at the Philadelphia refining complex when it permanently ceases operations of the long-lived assets. The Company, therefore, considers the settlement date of these obligations to be indeterminable and, accordingly, cannot calculate an associated asset retirement liability for these obligations at this time. The Company will measure and recognize the fair value of these asset retirement obligations when the settlement date is determinable.

(p)
Fair Value Measurements

              The Company determines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As required, the Company utilizes valuation techniques that maximize the use of observable inputs (Levels 1 and 2) and minimize the use of unobservable inputs (Level 3) within the fair value hierarchy included in current accounting guidance. The "market approach" is generally used to determine fair

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(2) Summary of Significant Accounting Policies (Continued)

value when available. This method uses pricing and other information generated by market transactions for identical or comparable assets and liabilities.

(q)
Segment Information

              The Company is managed as one business with a single management team, as was the Predecessor. Neither the Company nor the Predecessor prepared discrete financial information for any of its products, and accordingly, does not have any separately reportable segments.

(r)
Recent Accounting Developments

              In May 2014, FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (ASU 2014-09), which establishes a comprehensive new revenue recognition model designed to depict the transfer of goods or services to a customer in an amount that reflects the consideration the entity expects to be entitled to receive in exchange for those goods or services and requires significantly enhanced revenue disclosures. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The standard is effective for interim and annual periods beginning after December 15, 2016 and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The Company is currently evaluating the impact of this new standard on its consolidated financial statements and related disclosures.

              In February 2013, FASB issued ASU No. 2013-02, Other Comprehensive Income (Topic 220) Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, (ASU 2013-02). ASU 2013-02 requires the Company to present information about reclassification adjustments from accumulated OCI in the financial statements in a single footnote or parenthetically on the face of the financial statements based on the source and the income statement line items affected by the reclassification. The standard is effective for interim and annual periods beginning after December 15, 2012 and is to be applied prospectively. The Company adopted this standard in January 2013. As this guidance provides only presentation requirements, the adoption of this standard did not impact the Company's consolidated results of operations, cash flows or financial position.

              In December 2011, FASB issued ASU No. 2011-11, Balance Sheet (Topic 210) Disclosures about Offsetting Assets and Liabilities, (ASU 2011-11). ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, FASB issued ASU No. 2013-01, Balance Sheet Topic (210)—Clarifying the Scope of Disclosures About Offsetting Assets and Liabilities (ASU 2013-01), which clarifies the scope of the offsetting disclosures and addresses any unintended consequences. Amendments to ASU 2011-11, as superseded by ASU 2013-01, are effective for interim and annual periods beginning on or after January 1, 2013 and should be applied retrospectively for any period presented. The Company adopted this guidance in January 2013. As this guidance provides only disclosure requirements, the adoption of this standard did not impact the Company's consolidated results of operations, cash flows or financial position.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(3) Related-Party Transactions of the Company

              Refining is party to various agreements with Sunoco and SXL to supply crude oil and ethanol, and provide pipeline and terminaling services. Under these agreements, the Company has the option to purchase SXL's Fort Mifflin Terminal Complex and the Belmont terminal. The purchase price for each facility would be based on fair values determined by designated third parties.

              Refining has a ten-year agreement with SXL relating to the Fort Mifflin Terminal Complex. Under this agreement, Refining has a commitment to an average throughput of 300,000 barrels per day of crude oil at the Fort Mifflin Terminal Complex.

              Refining has a ten-year agreement with SXL to provide a minimum of 609,374 barrels of storage capacity to Refining at SXL's Eagle Point tank farm. The agreement expires in September 2022.

              Refining leases the SXL interrefinery pipelines between the refineries and SXL's Marcus Hook storage cavern facility, which expires in February 2022. The lease agreement includes an annual fee which escalates at 1.67% each January 1 for the term of the agreement. The agreement also requires Refining to reimburse SXL for any nonroutine maintenance expenditures, as defined, incurred during the term of the agreement. There were no material reimbursements under this agreement for the year ended December 31, 2013 or the period from September 8, 2012 to December 31, 2012.

              Refining has a ten-year product terminal services agreement with SXL under which Refining may throughput refined products through SXL's terminals. The agreement contains no minimum throughput obligation.

              Effective September 8, 2012, Refining entered into a ten-year agreement with SXL for butane storage at its Marcus Hook cavern. Under this agreement, Refining has a total storage capacity of 775,000 barrels. In addition to the storage charge, there are fees for truck and rack loading and offloading. This agreement provides a free rent period for 775,000 barrels of storage for the first three years of the agreement. After the third year, the storage rate will be $8,138 per year adjusted for three years of annual price adjustments based on a consumer price index.

              Expenses incurred for these SXL agreements totaled $48,815 and $11,337 for the year ended December 31, 2013 and period from September 8, 2012 to December 31, 2012, respectively.

              In addition, Refining purchases crude oil from SXL, at market-based rates, for delivery to SXL's Fort Mifflin and Eagle Point terminal facilities. These agreements contain minimum volume commitments and extend through August 2014. Refining purchased $1,332,530 and $97,775 of crude oil from SXL for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, respectively.

              In connection with the acquisition of the refineries, the Company entered into a sublease arrangement with Sunoco to locate its corporate headquarters at certain office space previously occupied by Sunoco. Additionally, in connection with the expansion of its corporate headquarters, the Company incurred certain expenses on Sunoco's behalf related to Sunoco's relocation from such premises. For the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, the Company made incurred expenses of $1,347 and $155, respectively, in connection with this arrangement.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(3) Related-Party Transactions of the Company (Continued)

              Refining had a transition services agreement with Sunoco whereby Sunoco performed certain functions, including accounting, treasury, information technology, and administration of employee benefit plans. The majority of the transition services ceased in March 2013. Transition services expenses for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012 totaled $2,732 and $2,772, respectively.

              Refining purchased from Sunoco $5,346 and $2,316 of RINs for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, respectively. Refining also purchased $60,355 and $56,646 of ethanol from Sunoco for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, respectively.

              The Company's net sales include $146,427 and $48,160 of sales to Sunoco for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, respectively.

              The Company is party to an advisory services agreement with Carlyle Investment Management LLC and Sunoco whereby they are paid a fee of 2% and 1%, respectively, of the Company's earnings before interest expense, depreciation, amortization, and income taxes. The management fee incurred in connection with this agreement totaled $4,408 for the period from September 8, 2012 to December 31, 2012 and was recorded as a component of general and administrative expenses in the Company's consolidated statements of operations and comprehensive income (loss). There was no management fee for the year ended December 31, 2013.

(4) Predecessor's Transactions with Sunoco and Sunoco Subsidiaries

              Historically, the Predecessor had been managed and operated in the normal course of business with other businesses of Sunoco. Accordingly, certain shared costs have been allocated to the Predecessor and reflected as expenses in the accompanying consolidated statements of operations and comprehensive income (loss). Management considers the allocation methodologies used to be reasonable and appropriate; however, the expenses reflected in the financial statements may not be indicative of the actual expenses that would have been incurred during the periods presented if the Predecessor had historically operated as a separate, standalone entity. In addition, the expenses reflected in the financial statements may not be indicative of expenses that will be incurred in the future.

(a)
Related-Party Purchases and Sales

              For the period from January 1, 2012 to September 7, 2012 and the year ended December 31, 2011, all of the Predecessor's purchase and sales transactions related to crude and refined products were conducted directly with Sunoco. Actual third-party prices realized by Sunoco were used to value these transactions, when this information was readily available. When this information was not readily available, these transactions were generally based on transfer prices in existence at the time and may or may not have reflected the market value of the products purchased or sold.

(b)
Allocated Costs

              The financial statements of the Predecessor include transactions for services that were provided to the Predecessor by Sunoco. For the period from January 1, 2012 to September 7, 2012 and the year

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(4) Predecessor's Transactions with Sunoco and Sunoco Subsidiaries (Continued)

ended December 31, 2011, costs of such functions and services have been directly charged or allocated to the Predecessor using methods management believes were reasonable.

              Generally, expenses allocated by Sunoco can be categorized as business unit, corporate, or share-based and other incentive compensation costs. Business unit expenses relate to materials acquisition, logistics and the cost of other shared functions that were historically charged to Sunoco's Northeast Refining business unit. These costs were allocated to the Predecessor using a number of allocation metrics that measure the relative share of expense incurred by each Sunoco refinery operating in the business unit. This category also included costs that were not historically recorded by Sunoco but likely would have been incurred had the Predecessor operated as a standalone business. Such expenses include fees charged for the usage of assets owned by Sunoco and also the cost of compliance with certain regulatory requirements. Corporate expenses include Sunoco's professional services group, legal, and other costs that were historically charged to various corporate entities owned by Sunoco. Allocations of these costs are driven by staff hours, head count and other metrics deemed to be reasonable by management. Share-based and other incentive compensation were allocated based on head count.

              The allocated business unit, corporate, or share-based and other incentive compensation costs included in cost of products sold, operating expenses, general and administrative expenses, and other tax expense (credit) in the consolidated statements of operations and comprehensive income (loss) based on nature of expense are reflected in the tables below.

	Predecessor
	Period from January 1 to September 7, 2012
	Cost of Products Sold	Operating expenses	General and administrative expenses	Total
Business unit expenses	$71,715	$758	$10,675	$83,148
Corporate expenses	—	14,738	28,719	43,457
Share-based and other incentive compensation	—	—	5,519	5,519

	$71,715	$15,496	$44,913	$132,124

	Predecessor
	Year ended December 31, 2011
	Cost of Products Sold	Operating expenses	General and administrative expenses	Total
Business unit expenses	$91,672	$4,463	$11,040	$107,175
Corporate expenses	—	23,003	24,920	47,923
Share-based and other incentive compensation	—	—	3,133	3,133

	$91,672	$27,466	$39,093	$158,231

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(4) Predecessor's Transactions with Sunoco and Sunoco Subsidiaries (Continued)

(c)
Retirement Benefit Plans

              The Philadelphia refining complex did not sponsor any pension or postretirement savings plans. However, certain of the Philadelphia refining complex's union employees participated in a defined benefit pension plan and all employees participated in a defined contribution plan sponsored by Sunoco. Sunoco also provided postretirement healthcare benefits to certain eligible employees. The postretirement healthcare benefits will be phased out as a trust established for these benefits is depleted.

              All obligations pursuant to these plans are obligations of Sunoco. Sunoco allocated to the Predecessor the net periodic benefit costs associated with the Philadelphia refining complex's employees that were beneficiaries. Such costs were allocated to the Predecessor based on the percentage of base wages as compared to Sunoco's total base wages and were recorded as a component of operating expenses in the consolidated statements of operations and comprehensive income (loss). The cash contributions to these plans by Sunoco on the Predecessor's behalf could not be determined.

              Net periodic benefit costs of the Philadelphia refining complex's employees totaled $1,078 and $4,093 for the period from January 1, 2012 to September 7, 2012 and for the year ended December 31, 2011, respectively.

(d)
Derivative Instruments and Hedging

              A portion of Sunoco's gains and losses resulting from changes in the fair value of derivative instruments and settlement of derivatives has been allocated to the Predecessor. The Predecessor recognized a loss of $105 and a gain of $11,020 from these activities in cost of products sold in the consolidated statements of operations and comprehensive income (loss) for the period from January 1, 2012 to September 7, 2012 and for the year ended December 31, 2011, respectively.

(e)
Cash Management and Financing

              The Predecessor participated in Sunoco's centralized cash management and financing programs. Disbursements were made through centralized accounts payable systems that were operated by Sunoco. Cash receipts were transferred to centralized accounts, also maintained by Sunoco. As cash was disbursed and received by Sunoco, it was accounted for through Parent company net investment. All short and long-term debt was financed by Sunoco and financing decisions for wholly and majority owned subsidiaries were determined by Sunoco's treasury operations.

(5) Income Taxes

              For the period from September 8, 2012 to December 31, 2012, the Company recorded a current tax provision of $3,788 for the City of Philadelphia Net Profits Tax (NPT) which was paid during the year ended December 31, 2013. Subsequent to the initial tax return filing, an amended return was filed with the City of Philadelphia reflecting a revised tax liability of $1,420. The Company received the refund in 2014. The Company did not record any NPT for the year ended December 31, 2013. There were no other income tax payments for 2013 or the period from September 8, 2012 to December 31, 2012.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(5) Income Taxes (Continued)

              As discussed in note 2, Summary of Significant Accounting Policies, the Predecessor was included in the consolidated federal income tax return filed by Sunoco. The Predecessor's taxes were computed and reported on a separate return basis for the period from January 1, 2012 to September 7, 2012 and the year ended December 31, 2011.

              The components of the income tax expense (benefit) attributable to continuing operations are as follows:

	Predecessor
	Period from January 1, 2012 to September 7, 2012	Year ended December 31, 2011
Income taxes currently payable:
U.S. federal	$—	$1,077
State and other	13,506	—

	13,506	1,077

Deferred taxes:
U.S. federal	—	(391,514)
State and other	—	(107,921)

	—	(499,435)

Total income tax expense (benefit)	$13,506	$(498,358)

              The reconciliation of income tax expense (benefit) at the U.S. statutory rate of 35% to the income tax expense (benefit) attributable to continuing operations is as follows:

	Predecessor
	Period from January 1, 2012 to September 7, 2012	Year ended December 31, 2011
Income tax expense (benefit) at U.S. statutory rate of 35%	$68,145	$(550,953)
Increase (decrease) in income taxes resulting from:
State income taxes	29,813	(172,256)
Biofuel credit	—	(7,814)
Valuation allowance	(84,736)	232,350
Other	284	315

	$13,506	$(498,358)

              The valuation allowance was reduced by $84,736 in 2012. The valuation allowance was necessary to reduce the recorded deferred tax assets to the amount the Predecessor believed was more likely than not to be realized.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(6) Inventories

              Inventories are stated at the lower of cost or market. Petroleum and intermediate products include the cost of crude oil and other feedstocks, manufacturing costs, and inbound freight costs. Inventories consisted of the following components at December 31, 2013 and 2012:

	Successor
	2013	2012
Crude oil	$6,585	$19,991
Petroleum and intermediate products	153,238	115,083
Materials and supplies	11,557	10,352

	$171,380	$145,426

              At December 31, 2013 all inventories valued at LIFO approximate market. In December 2012, the Company recorded an $11,533 impairment to record certain crude oil at its net realizable value.

              The Company recognized a gain of $18 and $0 from the liquidation of crude oil inventory for the year ended December 31, 2013 and during the period from September 8, 2012 to December 31, 2012. The Predecessor recognized $0 and $13 from the liquidation of crude oil inventory during the period from January 1, 2012 to September 7, 2012 and for the year ended December 31, 2011.

(7) Property, Plant and Equipment

              Property, plant and equipment consisted of the following components at December 31, 2013 and 2012:

	Successor
	2013	2012
Land and land improvements	$11,615	$10,306
Buildings	596	596
Machinery and equipment	259,512	71,868
Construction-in-process	44,890	16,558

	316,613	99,328
Less accumulated depreciation and amortization	(17,957)	(546)

Property, plant, and equipment, net	$298,656	$98,782

              In December 2013, the Commonwealth of Pennsylvania approved a $15,000 grant to Refining to assist with the maintenance costs of completing the Girard Point refinery's catalytic cracker turnaround. In November 2013, the Commonwealth of Pennsylvania's Department of Transportation awarded Refining a $10,000 grant to assist with the costs of constructing a new rail track at the Philadelphia refining complex for the delivery of crude oil. Under the terms of the grant agreement, the Company is required to maintain the track and guarantee a minimum number of railcar unloadings per year for five years, as defined in the agreement. At December 31, 2013, the Company received $2,222 of the grants. During 2014, $22,403 was received, with the remaining proceeds expected to be received in 2015. A receivable has been recorded in the accompanying consolidated balance sheets for

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(7) Property, Plant and Equipment (Continued)

these grants. The total amount of the grants has been credited to the cost of the related capital projects.

              The Predecessor recorded an asset impairment in 2011 related to Sunoco's decision to exit the refining business which was attributable, in part, to deteriorating market conditions. In September 2011, Sunoco announced its decision to exit its refining business and initiated a process to sell the Philadelphia refining complex. In connection with this decision, the Predecessor recorded an impairment of $1,464,357 as of September 30, 2011 to write down long-lived assets at the Philadelphia refining complex to their estimated fair value. After the write-down, the assets were recorded at $275,000. The fair values were determined based upon a combination of discounted projected cash flows and an analysis of sales of comparable refineries. Since these fair values were estimated primarily based upon unobservable inputs, they were determined to be level 3 fair value measurements within the fair value hierarchy under current accounting guidance. No impairment of long-lived assets was recorded for the year ended December 31, 2013, the period from September 8, 2012 to December 31, 2012 or the period from January 1, 2012 to September 7, 2012.

(8) Other Long-Term Assets

              Other long-term assets consist of the following at December 31, 2013 and 2012:

	Successor
	2013	2012
Intangible asset, net of $6,825 and $1,625 of accumulated amortization	$8,775	$13,975
Deferred financing costs	15,667	2,881
Loan receivable from officers	14	700

	$24,456	$17,556

              Amortization expense related to the intangible asset will be $5,200 in 2014 and $3,575 in 2015.

(9) Debt and Credit Facilities

              On September 8, 2012, Refining entered into an unsecured $28,179 one-year note payable to a wholly owned subsidiary of Sunoco for the September 8, 2012 purchase of crude and refined inventory. Interest on the note was based on one month London Interbank Offered Rate (LIBOR) plus 2.5% which was 2.714% at December 31, 2012. The note and related interest were repaid on September 9, 2013.

              On September 8, 2012, Refining entered into a $100,000 secured revolving credit agreement with JP Morgan Chase Bank NA (the Refining revolving credit facility), which matures in September 2017. Borrowings under the Refining revolving credit facility may be made up to the lesser of the total available commitment or the amount of a periodically adjusted borrowing base, which is based on the value of collateral that includes Refining's eligible hydrocarbon inventories; eligible receivables from inventory sales, and eligible cash and cash equivalent balances. Borrowings outstanding under the Refining revolving credit facility bear interest at a base rate plus an applicable margin that varies as

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(9) Debt and Credit Facilities (Continued)

defined in the Refining revolving credit facility. The Refining revolving credit facility is subject to a commitment fee of 0.5% of the unused portion of the Refining revolving credit facility. The Refining revolving credit facility contains covenants that limit Refining's ability to incur indebtedness; make certain loans, acquisitions, and investments; enter into a merger or sale of assets; and pay certain distributions. On February 8, 2013, the Refining revolving credit facility was amended to temporarily increase the secured revolving credit availability from $100,000 to $150,000 for the period from February 8, 2013 to April 30, 2013. At December 31, 2013 there were no borrowings under the Refining revolving credit facility; however, the Refining revolving credit facility was being used to support letters of credit totaling $33,416. As of December 31, 2013, there was $66,584 of availability under the Refining revolving credit facility.

              On April 4, 2013, Refining entered a $550,000 five-year term loan (Refining term loan) which was issued at a discount of 1.5%. The Refining term loan requires quarterly interest payments and matures on April 4, 2018. Borrowings outstanding under the Refining term loan bear interest at the greater of 1.25% or LIBOR plus an applicable margin. As of December 31, 2013, the rate was 6.25%, and the amount outstanding was $545,875. The net proceeds of the Refining term loan were used to fund operations, capital expenditures and distributions to members.

              The Refining term loan lenders have priority security interests in certain assets of Refining excluding assets in its North Yard, as defined, certain other logistics assets and assets securing its revolving credit agreement. Refining has optional prepayment rights to all or a portion of the Refining term loan. Mandatory prepayments are required upon certain events occurring including large asset transactions, change in control, or in event of a default as defined in the indenture agreement. The Refining term loan also contains covenants that limit Refining's ability to incur indebtedness; make certain loans, acquisitions, and investments; enter into a merger or sale of assets; and pay certain distributions. Refining was in compliance with the covenants as of December 31, 2013.

              The following table summarizes scheduled maturities of debt and capital lease obligations at December 31, 2013:

	Successor
	Debt	Capital lease obligation
Year ending December 31:
2014	$5,500	$960
2015	5,500	1,233
2016	5,500	641
2017	5,500	—
2018	523,875	—
Less: unamortized discount	(7,013)	—

Total	$538,862	$2,834

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(10) Other Long-Term Liabilities

              Other long-term liabilities consist of the following as of December 31, 2013 and 2012:

	Successor
	2013	2012
Asset retirement obligations	$17,587	$16,800
Out of market contracts, net of $3,587 and $1,019 of accumulated amortization	9,413	11,981
Deferred compensation	317	796

	$27,317	$29,577

              The Company establishes accruals for the fair value of legal obligations to perform asset retirement activities that result from the normal operation of its long-lived assets. The fair value of the estimated cost to retire a long-lived asset is recorded as a liability with the associated retirement costs capitalized as part of the asset's carrying amount when it has a legal obligation to incur costs to retire the asset and a reasonable estimate of the fair value of the liability can be made. The liability is initially measured at fair value and subsequently is adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long lived asset and depreciated over the asset's remaining useful life. The following table presents the activity for the asset retirement obligations for the year ended December 31, 2013:

Successor
Balance as of December 31, 2012	$16,800
Obligations settled	(1,895)
Changes in estimates	1,364
Accretion	1,318

Balance as of December 31, 2013	$17,587

              Accretion expense attributable to the Company's asset retirement obligations was insignificant for the period from September 8, 2012 to December 31, 2012. The Predecessor's accretion expense totaled $977 for the period from January 1, 2012 to September 7, 2012 and $1,586 for the year ended December 31, 2011. There are no assets legally restricted for purposes of settling our asset retirement obligations.

              The out of market contracts will be amortized on a straight-line basis over the terms of the barge contracts. The amortization will be recorded as a reduction of cost of products sold. Amortization expense for the next four years will be $3,137 in 2014; $2,700 in 2015; $2,585 in 2016; and $990 in 2017.

(11) Defined Contribution Plans

              PES LLC has two defined contribution plans that provide retirement benefits for all of its employees. Full-time employees are eligible to participate in the plans. The Company's 401(k) plan provides a matching contribution of 100% of the first 5% of eligible wages contributed by the

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(11) Defined Contribution Plans (Continued)

employee. The Company's defined contribution cash option plan provides for a 7% contribution of eligible wages to the plan. Contributions are charged to expense as incurred and totaled $10,215 and $2,205 for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, respectively.

(12) Supplemental Cash Flow Information

              Sunoco contributed the following assets and liabilities to the Company at September 8, 2012:

Accounts receivable	$2,046
Material and supplies inventories	10,000
Environmental indemnification receivable from Sunoco	17,838
Property, plant, and equipment	82,768
Cavern storage benefit	15,600
Accrued liabilities	(3,989)
Environmental liabilities	(17,838)
Asset retirement obligation	(16,800)
Out of market contracts	(13,000)

$76,625

              Subsequent to the purchase transaction of the business identified in note 1, Organization and Description of Business, on September 8, 2012, Refining issued Sunoco a $28,179 note in exchange for crude and refined product inventory.

              As of December 31, 2013 and 2012, the Company had $5,652 and $2,500 of capital expenditures that were accrued but not paid. There were no capital expenditures accrued but not paid as of September 7, 2012 and December 31, 2011 as they were settled through Parent company net investment as they were incurred.

              For the year ended December 31, 2013, interest paid, net of $1,874 capitalized totaled $25,315. There was no interest paid during the periods from September 8, 2012 to December 31, 2012 and January 1, 2012 to September 7, 2012 or for the year ended December 31, 2011. Capitalized interest totaled $31 for the period from September 8, 2012 to December 31, 2012.

(13) Commitments and Contingencies

(a)
Leases and Other Commitments

              Refining, as well as the Predecessor, had operating leases for marine transportation vessels, tank cars, office space, pipeline, catalyst, equipment, and terminals. Total rental expense for such leases for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012 amounted to $51,349 and $14,110, respectively. The Predecessor's total rental expense was $41,328 for the period January 1, 2012 to September 7, 2012 and $51,500 for the year ended December 31, 2011.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(13) Commitments and Contingencies (Continued)

              The minimum future rental commitments under noncancelable operating leases as of December 31, 2013 are as follows:

Successor
Year ending December 31:
2014	$33,445
2015	26,878
2016	28,175
2017	22,781
2018	19,140
Thereafter	55,463

Total	$185,882

              For the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012, the Company incurred $57,684 and $17,862, respectively, of executory costs in relation to various leases. The Predecessor incurred $21,977 and $29,198 of executory costs in relation to various leases for the period from January 1, 2012 to September 7, 2012 and the year ended December 31, respectively.

              At December 31, 2013, Refining had commitments with SXL to purchase 5.6 million barrels of crude oil through August 2014. At December 31, 2013, Refining had entered into commitments under the intermediation agreement with JPMVEC to purchase 19.2 million barrels of crude oil. If Refining does not renew the intermediation agreement with JPMVEC when it expires or enter into another intermediation agreement, Refining will need to acquire crude and noncrude feedstocks in the open market to maintain normal refining operations.

              In January 2013, the Company entered into an agreement pursuant to which the precious metals catalyst located at the Philadelphia refining complex with a book value of $30,099 was sold for $31,868. The catalyst will be leased back for a three-year period. The lease fee totals $1,129 and $1,187 for 2014 and 2015, respectively. At the end of the lease term, the Company has the option to purchase the metals at their market value, renew the lease, or return metals of similar quality to the purchaser of the metals. The gain on sale is included in other income (expense) in the consolidated statement of operations and comprehensive income (loss).

(b)
Environmental Costs

              Refining is subject to extensive and frequently changing federal, state, and local laws and regulations, including, but not limited to, those relating to the discharge of materials into the environment or that otherwise relate to the protection of the environment, waste management, and the characteristics and composition of fuels. As with the industry in general, compliance with existing and anticipated laws and regulations increases the overall cost of operating the Company's businesses, including remediation, operating costs, and capital costs to construct, maintain, and upgrade equipment and facilities.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(13) Commitments and Contingencies (Continued)

              Refining has entered into an arrangement with Sunoco that provides indemnities to the Company for remediating contamination that occurred at the Philadelphia refining complex prior to the acquisition of the Philadelphia refining complex. The Company has reflected liabilities of $18,062 and $18,480 and receivables of $18,062 and $18,480 for the recovery of Sunoco's estimated indemnified environmental liabilities which have not been remediated as of December 31, 2013 and 2012, respectively. The Company did not record environmental remediation expenses for the year ended December 31, 2013 or the period from September 8, 2012 to December 31, 2012.

              At December 31, 2013, the Company recorded a receivable from Sunoco totaling $4,186 for costs incurred by the Company for tank cleaning. Subsequently, Sunoco paid this receivable in 2014.

              Sunoco conducted studies of its future remediation costs during the first quarter of 2012 and examined the assumptions used in determining these estimates. As a result of this analysis, the Predecessor recorded a $15,133 increase to its environmental remediation liabilities in the period January 1, 2012 to September 7, 2012. The additional accruals related primarily to an increase in the number of operating and monitoring systems which were expected to be installed and the ongoing cost of operating existing systems and new systems as they were installed. The amounts accrued also included higher environmental remediation costs at certain sites as a result of changes in the remediation methods required and their expected costs as reflected in contracts executed at the time of the study with third-party contractors. Environmental remediation expense for the Predecessor totaled $15,133 for the period from January 1, 2012 to September 7, 2012 and $821 for the year ended December 31, 2011. The Predecessor spent $2,174 for the period from January 1, 2012 to September 7, 2012 and $1,288 for the year ended December 31, 2011 to meet its obligations during the respective periods.

              Accruals for environmental remediation activities reflect management's estimates of the most likely costs that will be incurred over an extended period to remediate identified conditions for which the costs are both probable and reasonably estimable. Engineering studies, historical experience, and other factors are used to identify and evaluate remediation alternatives and their related costs in determining the estimated accruals for environmental remediation activities. Losses attributable to unasserted claims are also reflected in the accruals to the extent they are probable of occurrence and reasonably estimable. Such accruals are undiscounted. In general, each remediation site/issue is evaluated individually based upon information available for the site/issue and no pooling or statistical analysis is used to evaluate an aggregate risk for a group of similar items in determining the amount of probable loss accrual to be recorded. The estimates of environmental remediation costs also frequently involve evaluation of a range of estimates. In many cases, it is difficult to determine if one point in the range of loss estimates is more likely than any other. In these situations, ASC 410-30, Asset Retirement and Environmental Obligations, requires that the minimum of the range be accrued. Accordingly, the low end of the range often represents the amount of loss, which has been recorded.

              Total future costs for the environmental remediation activities identified above will depend upon the identification of any additional sites, the determination of the extent of the contamination at each site, the timing and nature of required remedial actions, the nature of operations at each site, the technology available and needed to meet the various existing legal requirements, the availability of insurance coverage, the recovery under any available indemnity, the nature and extent of future

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(13) Commitments and Contingencies (Continued)

environmental laws and regulations, inflation rates, and terms of consent agreements or remediation permits with regulatory agencies, among other things.

              Pursuant to the Energy Policy Act of 2005 and the Energy Independence and Security Act of 2007, the EPA has issued Renewable Fuel Standards (RFS), implementing mandates to blend renewable fuels into the petroleum fuels produced and sold in the United States. Under RFS, the volume of renewable fuels that obligated refineries must blend into their finished petroleum fuels increases annually over time until 2022. In addition, certain states have passed legislation that requires minimum biodiesel blending in finished distillates. Existing laws and regulations could change, and the minimum volumes of renewable fuels that must be blended with refined petroleum fuels may change. In addition, in order to meet certain of these and future EPA requirements, we must purchase credits, known as RINS, which have fluctuating costs. RINS expense for the year ended December 31, 2013, the period from September 8, 2012 to December 31, 2012, the period from January 1, 2012 to September 7, 2012, and the year ended December 31, 2011 amounted to $116,282, $12,096, $19,397, and $18,954, respectively.

              On March 4, 2014, the EPA finalized its Tier 3 Motor Vehicle Emission and Fuel Standards (Standards). The Standards establish more stringent vehicle emissions standards and will reduce the sulfur content of gasoline beginning in 2017. The gasoline currently manufactured by the Philadelphia refining complex does not fully meet the requirements. The Standard could result in additional capital costs to install new technologies or could materially increase compliance costs, which could have an adverse effect on our financial position, results of operations, and liquidity.

(c)
Employment Agreements

              In December 2012, the Company entered into three-year employment agreements with executive management that include automatic annual renewals, unless canceled. Under the agreements, the executives would receive a lump-sum payment of two and one-half times their base salary upon termination by the Company Without Cause, or by the employee For Good Reason, as defined in the agreements. Upon death or disability, these executives or their estates, would receive a lump-sum payment for their prorated bonus based on the number of days employed during the year of death or disability.

(d)
Legal Proceedings

              The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations, or liquidity.

(14) Members' Equity

(a)
Preferred A Units

              The Company issued 25 million Preferred A units as part of the purchase transaction on September 8, 2012 for $25,000. The units were nonvoting and provided for cumulative preferred dividends of 10% annually on the amount of unreturned capital. On September 9, 2013, the Company redeemed all of the Preferred A units for $25,000 and paid the cumulative unpaid preferred dividends of $2,594.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(14) Members' Equity (Continued)

(b)
Common Units

              There are 261,806 Common Units authorized for issuance and 235,625 Common Units of PES LLC issued and outstanding as of December 31, 2013 and 2012. The allocation of profits and losses and distributions to Common Unit holders is governed by the Amended and Restated Limited Liability Company Agreement of PES LLC, as amended.

              On December 6, 2012, the Company loaned members of executive management $4,000 to purchase 4,000 Common Units of PES LLC. The notes must be repaid within five years and have an interest rate of 5%. On January 7, 2013, $2,000 of the notes were repaid in cash. On September 8, 2013, the remaining notes were reduced by $1,147 from the proceeds of the distribution to Common Unit holders. At December 31, 2013 and 2012, officer loans totaling $853 and $4,000, respectively were recorded as contra equity.

              On December 6, 2012, the Company paid bonuses totaling $1,750 to certain members of executive management, who in turn used these bonuses to purchase 1,750 shares of Common Units of PES LLC. Loans totaling $700 were provided to these executives related to their income tax liabilities associated with the bonuses paid and were included in other long-term assets in the consolidated balance sheets.

              The Company is required to make a cash advance to each of its members if the Company has cumulative taxable income. The cash advance is calculated based on the estimated taxable income for the Company using the highest applicable U.S. federal, state, and local income tax rate applicable to New York residents. The advance must be no later than March 30 of the subsequent year. In January 2013, PES LLC advanced $75,900 to Common Unit holders for their 2012 taxes. As of December 31, 2013, these advances were recorded as reductions to members' equity.

              Prior to the redemption of the Preferred A units in September 2013, the Common Units were subordinate to the Preferred A units including with respect to the unreturned capital and unpaid yield on the Preferred A units. The only exception is for the payment of cash tax distributions for the Common Unit holders.

              On September 8, 2013, PES LLC declared and paid distributions totaling $122,406 to Common Unit holders. A portion of the distribution was used to reduce the amount due for officer loans and interest totaling $1,860.

(15) Share-Based Compensation

              Incentive units are issuable by PES LLC by its Board of Managers. The incentive units vest ratably over a five-year service period. Outstanding units automatically vest upon a change of control or initial public offering. The Company issued 22,254 incentive units to management in December 2012. PES LLC recognizes compensation expense on a straight-line basis over the requisite service period unless an acceleration event has occurred. The incentive unit compensation expense included in general and administrative expenses for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012 totaled $1,074 and $156, respectively. Total compensation cost related to nonvested awards not yet recognized at December 31, 2013 was $4,445, and is expected to be recognized over four years.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(15) Share-Based Compensation (Continued)

              The following table summarizes Incentive Unit activity of PES LLC for the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012:

	Incentive units	Weighted average grant date fair value
Nonvested at September 8, 2012	—	$—
Granted	22,254	255
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2012	22,254	255
Granted	—	—
Vested	—	—
Forfeited	—	—

Nonvested at December 31, 2013	22,254	$255

              The weighted average fair value of the PES LLC incentive units is determined using the Black-Scholes pricing valuation model. The following table summarizes the fair value assumptions associated with the incentive units:

Successor
Period from September 8, 2012 to December 31, 2012
Expected volatility	50%
Expected annual dividend	—
Expected term (years)	5.8
Risk free interest rate	0.84%
Fair value of incentive units	$255

              Expected volatility is based on the volatility of a peer group of public companies. The expected term is based on management's estimate. The risk free rate is based on the yield of U.S. Treasury STRIPS with a term equal to the expected term of the award.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(16) Fair Value Measurements

              The following table represents the Company's assets and liabilities measured at fair value on a recurring basis, by input level, as of December 31, 2013 and 2012:

	Successor
	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$53,000	—	—	53,000
NYMEX futures contracts	1,992	—	—	1,992
Swap contracts	—	25,693	—	25,693
Interest rate swap	—	719	—	719
Liabilities:
NYMEX futures contracts	$1,426	—	—	1,426
Swap contracts	—	38,186	—	38,186
Options	590	—	—	590
Commodity contract	—	—	581	581

	Successor
	December 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Money market funds	$232,931	—	—	232,931
Liabilities:
Commodity contracts	$—	452	—	452

              The valuation methods used to measure financial instruments at fair value are as follows:

  •
  Money market funds categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted market prices and included within cash and cash equivalents.

  •
  The futures contracts and options categorized in Level 1 of the fair value hierarchy are measured at fair value based on quoted prices in an active market. The swap and commodity contracts categorized in Level 2 of the fair value hierarchy are measured at fair value using a market approach based upon broker quoted market prices of similar commodity contracts.

  •
  The interest rate swap is measured and recorded at fair value using Level 2 inputs. With respect to the interest rate swap contract, fair value is based on the net present value of expected future cash flows related to both variable and fixed rate legs of the respective swap agreement. The measurements are computed using market-based observable inputs and the forward LIBOR yield curve.

  •
  The commodity contract categorized in Level 3 of the fair value hierarchy consists of a crude purchase contract with a cost adjustment based on the cost of transporting crude from the Gulf Coast to the Northeast that was valued using an internal model.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(16) Fair Value Measurements (Continued)

              There were no transfers between levels during the year ended December 31, 2013 and the period from September 8, 2012 to December 31, 2012.

              The table below summarizes the carrying value and fair value of the Company's recorded financial instruments not carried at fair market value:

	Successor
	December 31, 2013		December 31, 2012
	Carrying value	Fair value	Carrying value	Fair value
Term loan	$538,862	478,094	—	—
Note payable to Sunoco	—	—	28,179	28,179

              The fair value of the Refining term loan is based on quoted market prices provided by a third party and is classified as Level 2 within the fair value hierarchy.

              The estimated fair value of the Sunoco note approximates carrying value because it bears interest based upon short-term floating market interest rates. The note is classified as Level 2 within the fair value hierarchy.

(17) Reorganization

              From September 8 to November 29, 2012, Refining was a single member limited liability company that was disregarded for federal income tax purposes. On November 30, 2012, PES Holdings formed PESRM Holdings as a limited liability company under Delaware law and PES Holdings contributed 0.01% of its equity interests in Refining to PESRM Holdings. Effective with its formation on November 30, 2012, PESRM Holdings elected to be taxed as a corporation for federal income tax purposes causing Refining to be classified as a partnership under Subchapter K of the Internal Revenue Code of 1986 from that date forward.

(18) Derivative Instruments

              The Company enters into economic hedges consisting of commodity derivative instruments that are not designated as hedges and are used to manage price volatility in certain crude oil and feedstock inventories as well as refined product sales. The objective in entering into economic hedges is to mitigate certain exposures to commodity price risk.

              There were approximately 12.9 million barrels of crude oil and 14 million barrels of refined products outstanding under commodity derivative instruments not designated as hedges as of December 31, 2013. At December 31, 2012, there were 126,000 barrels of crude oil outstanding under commodity derivative instruments not designated as hedges. As of December 31, 2013, the Company had commodity derivatives extending to December 2014.

              The commodity swaps and other commodity derivative agreements discussed above include multiple derivative positions with counterparties for which the Company has entered into agreements governing the nature of the derivative transactions. Each of the counterparty agreements provides for the right to offset each individual derivative position to arrive at the net receivable due from the

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(18) Derivative Instruments (Continued)

counterparty or payable owed by the Company. As a result of the right to offset, the Company's recognized assets and liabilities associated with the outstanding derivative positions have been presented net in the consolidated balance sheets.

              The following tables below outline the gross amounts of the recognized assets and liabilities and the gross amounts offset in the consolidated balance sheets for the various types of open derivative positions:

	Successor
Description	Gross amounts of recognized assets	Gross amounts offset in the consolidated balance sheets	Net amounts of assets presented in the consolidated balance sheets
December 31, 2013:
Derivatives not designated as hedging instruments:
Commodity contracts	$1,992	$(1,426)	$566
Derivatives designated as hedging instruments:
Interest rate swap	$719	$—	$719

	Successor
Description	Gross amounts of recognized liabilities	Gross amounts offset in the consolidated balance sheets	Net amounts of liabilities presented in the consolidated balance sheets
December 31, 2013:
Derivatives not designated as hedging instruments:
Commodity swap contracts	$(38,186)	$25,693	$(12,493)
Options	(590)	—	(590)
Commodity contract	(581)	—	(581)
December 31, 2012:
Derivatives not designated as hedging instruments:
Commodity swap contracts	$(452)	$—	$(452)

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(18) Derivative Instruments (Continued)

              The following table provides information about the fair values of these derivative instruments as of December 31, 2013 and 2012 and the line items in the consolidated balance sheets in which the fair values are reflected. See note 16, Fair Value Measurements, for additional information related to the fair values of derivative instruments:

	Successor
Description	Consolidated balance sheets location	Fair value asset/ (liability)
December 31, 2013
Derivatives not designated as hedging instruments:
Commodity contracts	Accounts receivable	$566
Commodity contracts and options	Accrued liabilities	$(13,664)
Derivatives designated as hedging instruments:
Interest rate swap	Accounts receivable	$719
December 31, 2012
Derivatives not designated as hedging instruments:
Commodity contracts	Accrued liabilities	$(452)

              Unrealized gains and losses associated with changes in the fair value of derivative instruments not accounted for as cash flow hedges are reflected in current period earnings. The following table presents the classification and amounts of gains or losses in the consolidated statements of operations and comprehensive income (loss) for each of the reporting periods:

	Successor
Description	Classification in consolidated statements of operations and comprehensive income (loss)	Gain (loss) recognized in earnings
For the year ended December 31, 2013 Commodity contracts and options	Cost of sales	$(17,681)
For the period from September 8, 2012 to December 31, 2012 Commodity contracts	Cost of sales	$(1,551)

	Predecessor
Description	Classification in consolidated statements of operations and comprehensive income (loss)	Gain (loss) recognized in earnings
For the period from January 1, 2012 to September 7, 2012 Commodity contracts	Cost of sales	$(105)
For the year ended December 31, 2011 Commodity contracts	Cost of sales	$11,020

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(18) Derivative Instruments (Continued)

              Refining uses interest rate swaps to manage its exposure to interest rate risk. As of December 31, 2013, Refining had an interest rate swap contract that hedges its exposure to the cash flow risk caused by the effects of LIBOR changes on its $545,875 in debt. The interest rate swap effectively converts $545,875 of LIBOR based debt to fixed rate debt having an interest rate of 1.923% plus an applicable margin of 5%, which equaled an effective interest rate of 6.923% as of December 31, 2013. This swap contract matures in April 2018 and has been designated as a cash flow hedge. To date, there has been no ineffectiveness on this cash flow hedge. The interest rate swap is settled quarterly and marked to market with all unrealized gains and losses recognized in OCI in the consolidated statements of operations and comprehensive income (loss). The realized portion of the cash flow hedge is recorded in interest expense in the consolidated statements of operations and comprehensive income (loss).

              The Company is exposed to credit risk in the event of nonperformance by counterparties on its derivative instruments. Management believes this risk is not significant as the Company has established credit limits with such counterparties which require the settlement of net positions when these credit limits are reached.

              Refining is obligated to purchase a minimum of 8,000 barrels per day of crude oil from SXL based on the average daily NYMEX West Texas Intermediate price for the month plus a fixed charge for transportation. Refining is also obligated to purchase a minimum of 15,000 barrels per day of crude oil from SXL discounted from the average daily ICE Brent price for the month. These contracts expire on August 31, 2014. Refining has offsetting sales contracts to sell the crude oil purchased under these agreements to JPMVEC under the same terms and prices as the SXL contracts. Refining has deemed the purchase obligations with SXL and sales commitments to JPMVEC to be contracts that contain derivatives that change in value based on changes in commodity prices. At December 31, 2013 and 2012, the fair values of these contracts have been reflected in the table above.

              Refining enters into commitments to purchase crude oil as discussed in note 13, Commitments and Contingencies, which include indexed basis adjustments. Refining cash settles these basis adjustments monthly and considers these adjustments to be a normal cost of acquiring the crude oil. All basis adjustments are recorded in cost of products sold in the accompanying consolidated statements of operations and comprehensive income (loss).

(19) Subsequent Events

              On February 12, 2014, PES LLC's Board of Managers approved an increase in the number of incentive units authorized and granted 3,927 incentive units to management.

              In May 2014, Refining entered into an installment sale and purchase agreement with a third party for the purchase of a butane rail loading facility currently being constructed. Refining will make installment payments over seven years and pay a development fee of 12% of the outstanding balance.

              In June 2014, the Company formed PES Logistics Partners, L.P. (PES Logistics) and on October 29, 2014 filed a registration statement on Form S-1, as amended, for PES Logistics with the SEC to explore an initial public offering of certain of its logistics assets.

PHILADELPHIA ENERGY SOLUTIONS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and volume data)

(19) Subsequent Events (Continued)

              On October 7, 2014, JPMVEC assigned the intermediation agreement to Merrill Lynch Commodities, Inc. (MLC). The agreement was simultaneously amended and restated to provide for a three year term and certain other features. Under this agreement, the Company will need to record a significant amount of inventory on its consolidated balance sheet.

              In addition, in connection with the assignment of the intermediation agreement from JPMVEC to MLC, effective October 7, 2014, JPMorgan Chase Bank NA assigned its rights and obligations under the Refining revolving credit facility to Bank of America, NA, after which Bank of America, NA, and Refining amended and restated the Refining revolving credit facility.

              On January 1, 2015, through a series of affiliate transactions, the crude oil rail unloading terminal was contributed to the Company's wholly owned subsidiary, North Yard Logistics, L.P. (Logistics). In connection with that contribution, Refining and Logistics entered into a ten-year, take-or-pay rail terminaling services agreement with minimum volume commitments, along with related service and secondment and easement agreements.

APPENDIX A

Glossary of Terms

              Unless otherwise noted or indicated by context, the following terms used in this prospectus have the following meanings:

              "2-1-1 crack spread" or "Dated Brent (NYH) 2-1-1 crack spread" refers to the approximate refining margin resulting from processing two barrels of crude oil to produce one barrel of gasoline and one barrel of distillate.

              "API gravity" refers to American Petroleum Institute gravity.

              "barrel" or "bbl" refers to a common unit of measure in the oil industry, which equates to 42 gallons.

              "blendstocks" refers to various compounds that are combined with gasoline or diesel from the crude oil refining process to make finished gasoline and diesel. These may include natural gasoline, FCC unit gasoline, ethanol, reformate or butane, among others.

              "bpd" refers to an abbreviation for barrels per day.

              "Brent" refers to Brent blend oil, a light, sweet North Sea crude oil, characterized by an API gravity of 38o and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

              "catalyst" refers to a substance that alters, accelerates, or instigates chemical changes, but is neither produced, consumed nor altered in the process.

              "CBOB" refers to conventional blendstock for oxygenate blending, which is motor gasoline blending components intended for blending with oxygenates to produce finished conventional motor gasoline.

              "Class I" refers to a railroad that has annual carrier operating revenues of $250 million or more after adjusting for inflation using the Railroad Freight Price Index developed by the Bureau of Labor Statistics.

              "complexity" refers to the number, type and capacity of processing units at a refinery, measured by the Nelson Complexity Index, which is often used as a measure of a refinery's ability to process lower quality crude in an economic manner.

              "crack spread" refers to a simplified calculation that measures the difference between the price for motor fuels and crude oil.

              "Dated Brent" refers to Brent blend oil, a light, sweet North Sea crude oil, characterized by an API gravity of 38° and a sulfur content of approximately 0.4 weight percent that is used as a benchmark for other crude oils.

              "distillates" refers primarily to diesel, heating oil, kerosene and jet fuel.

              "downstream" refers to the downstream sector of the energy industry generally describing oil refineries, marketing and distribution companies that refine crude oil and sell and distribute refined products. The opposite of the downstream sector is the upstream sector, which refers to exploration and production companies that search for and/or produce crude oil and natural gas underground or through drilling or exploratory wells.

              "EPA" refers to the U.S. Environmental Protection Agency.

              "ethanol" refers to a clear, colorless, flammable oxygenated liquid. Ethanol is typically produced chemically from ethylene, or biologically from fermentation of various sugars from carbohydrates found in agricultural crops and cellulosic residues from crops or wood. It is used in the United States as a gasoline octane enhancer and oxygenate.

              "FCC" refers to a fluid catalytic cracker.

              "feedstocks" refers to crude oil and partially refined petroleum products that are processed and blended into refined products.

              "ICE" refers to Intercontinental Exchange.

              "KWH" refers to kilowatt-hours.

              "light crude oil" refers to a relatively expensive crude oil with a high API gravity characterized by low relative density and viscosity. Light crude oils require lower levels of processing to produce high value products such as gasoline and diesel.

              "LPG" refers to liquefied petroleum gases, a group of hydrocarbon-based gases derived from crude oil refining or natural gas fractionation. These include ethane, ethylene, propane, propylene, normal butane, butylene, isobutane and isobutylene.

              "mboe" refers to one thousand barrels of oil equivalent.

              "Nelson Complexity Index" refers to the complexity of an oil refinery as measured by the Nelson Complexity Index, which is calculated on an annual basis by the Oil and Gas Journal. The Nelson Complexity Index assigns a complexity factor to each major piece of refinery equipment based on its complexity and cost in comparison to crude oil distillation, which is assigned a complexity factor of 1.0. The complexity of each piece of refinery equipment is then calculated by multiplying its complexity factor by its throughput ratio as a percentage of crude oil distillation capacity. Adding up the complexity values assigned to each piece of equipment, including crude oil distillation, determines a refinery's complexity on the Nelson Complexity Index. A refinery with a complexity of 10.0 on the Nelson Complexity Index is considered ten times more complex than crude oil distillation for the same amount of throughput.

              "NGLs" refers to natural gas liquids, which are a mixture of light hydrocarbons that exist in the gaseous phase and are recovered as liquids in gas processing plants.

              "NYH" refers to the New York Harbor market value of petroleum products.

              "NYMEX" refers to the New York Mercantile Exchange.

              "PADD" refers to Petroleum Administration of Defense Districts which divides the United States into geographic regions for the purposes of data collection to analyze patterns of crude oil and petroleum product movements.

              "PADD I" refers to the Petroleum Administration for Defense District 1 region of the United States, which covers the following states: Connecticut, Delaware, District of Columbia, Florida, Georgia, Maine, Maryland, Massachusetts, New Hampshire, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, South Carolina, Vermont, Virginia and West Virginia.

              "RBOB" refers to reformulated blendstock for oxygenate blending, which is motor gasoline blending components intended for blending with oxygenates to produce finished reformulated motor gasoline.

              "refined products" refers to petroleum products, such as gasoline, diesel and jet fuel, that are produced by a refinery.

              "RIN" refers to Renewable Identification Number, a number generated to represent a volume of renewable fuel for the purpose of tracking its production, use and trading as required by the Renewable Fuel Standard issued by the U.S. Environmental Protection Agency.

              "sour crude oil" refers to a crude oil that is relatively high in sulfur content, requiring additional processing to remove the sulfur. Sour crude oil is typically less expensive than sweet crude oil.

              "sweet crude oil" refers to a crude oil that is relatively low in sulfur content, requiring less processing to remove the sulfur than sour crude oil. Sweet crude oil is typically more expensive than sour crude oil.

              "throughput" refers to the volume processed through a unit or refinery.

              "Tier 2" refers to the EPA's Tier 2 vehicle and gasoline sulfur program.

              "Tier 3" refers to the EPA's Tier 3 motor vehicle emission and fuel standards program.

              "turnaround" refers to a periodically required shutdown and comprehensive maintenance event to refurbish and maintain a refinery unit or units that involves the inspection of such units and occurs generally on a periodic cycle.

              "utilization" refers to average daily crude oil throughput divided by crude oil capacity (which represents the stated refining capacity of our refinery), excluding planned periods of downtime for maintenance and turnarounds.

              "VOC" refers to volatile organic compounds.

              "WTI" refers to West Texas Intermediate crude oil, a light, sweet crude oil, characterized by an American Petroleum Institute gravity, or API gravity, between 39° and 41° and a sulfur content of approximately 0.3 weight percent that is used as a benchmark for other crude oils.

              "yield" refers to the percentage of refined products that is produced from crude oil and other feedstocks.

              Through and including                    , 2015, (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                  Shares

Philadelphia Energy Solutions Inc.

Class A Common Stock

PROSPECTUS

BofA Merrill Lynch

Credit Suisse

                        , 2015

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.    Other expenses of issuance and distribution

              Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		$11,620
FINRA filing fee		15,500
NYSE listing fee			*
Printing and engraving expenses			*
Fees and expenses of legal counsel			*
Accounting fees and expenses			*
Transfer agent and registrar fees			*
Miscellaneous			*

Total	$		*

*
To be filed by amendment.

Item 14.    Indemnification of directors and officers

              Section 145 of the General Corporation Law of the State of Delaware (the "DGCL") permits a Delaware corporation to indemnify its officers, directors and other corporate agents to the extent and under the circumstances set forth therein. Our Amended and Restated Certificate of Incorporation (the "certificate of incorporation") and Amended and Restated Bylaws (the "bylaws") provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was our director, officer or board observer, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in accordance with provisions corresponding to Section 145 of the DGCL. These indemnification provisions may be sufficiently broad to permit indemnification of our executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

              Pursuant to Section 102(b)(7) of the DGCL, our certificate of incorporation eliminates the personal liability of a director to us or our stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability:

  •
  for any breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (or any successor provision thereto); and

  •
  for any transaction from which the director derived any improper personal benefit.

              The above discussion of Section 145 of the DGCL and of our certificate of incorporation and bylaws is not intended to be exhaustive and is respectively qualified in its entirety by Section 145 of the DGCL, our certificate of incorporation and bylaws.

              As permitted by Section 145 of the DGCL, we will carry primary and excess insurance policies insuring our directors and officers against certain liabilities they may incur in their capacity as directors and officers. Under the policies, the insurer, on our behalf, may also pay amounts for which we granted indemnification to our directors and officers.

              In addition, the underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides that the underwriters will indemnify us and our executive officers and directors for certain liabilities related to this offering, including liabilities arising under the Securities Act.

Item 15.    Recent sales of unregistered securities

              On February 6, 2015, the registrant issued 1,000 shares of the registrant's common stock, par value $0.01 per share, to Philadelphia Energy Solutions LLC for $1,000. The issuance of such shares of common stock was not registered under the Securities Act because the shares were offered and sold in a transaction exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits

              See the Exhibit Index immediately following the signature page hereto, which is incorporated by reference as if fully set forth herein.

Item 17.    Undertakings

              The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

              The undersigned registrant hereby undertakes that:

                  (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

              Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania, on February 17, 2015.

Philadelphia Energy Solutions Inc.
By:	/s/ PHILIP L. RINALDI Philip L. Rinaldi Chief Executive Officer and Chairman of the Board

              Each person whose signature appears below appoints Philip L. Rinaldi and John B. McShane, and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities on the dates indicated.

Signature	Title	Date

/s/ PHILIP L. RINALDI Philip L. Rinaldi	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 17, 2015
/s/ JAMES T. RENS James T. Rens	Chief Financial Officer (Principal Financial Officer)	February 17, 2015
/s/ KATERINA COZZA Katerina Cozza	Chief Accounting Officer (Principal Accounting Officer)	February 17, 2015
/s/ DAVID W. ALBERT David W. Albert	Director	February 17, 2015
/s/ DAVID A. STONEHILL David A. Stonehill	Director	February 17, 2015

INDEX TO EXHIBITS

Exhibit number		Description
1.1	*	Form of Underwriting Agreement (including form of Lock-up Agreement)

3.1	*	Form of Amended and Restated Certificate of Incorporation of Philadelphia Energy Solutions Inc.

3.2	*	Form of Amended and Restated Bylaws of Philadelphia Energy Solutions Inc.

3.3	*	Form of Second Amended and Restated Limited Liability Company Agreement of Philadelphia Energy Solutions LLC

4.1	*	Form of Class A Common Stock Certificate

4.2	*	Form of Registration Rights Agreement

5.1	*	Form of opinion of Latham & Watkins LLP as to the legality of the securities being registered

10.1	*	Form of Tax Receivable Agreement

10.2	*	Form of Philadelphia Energy Solutions Inc. 2015 Incentive Award Plan

10.3	*	Term Loan Agreement dated as of April 4, 2013, among Philadelphia Energy Solutions Refining and Marketing LLC, as borrower, the several lenders thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent and the other lenders party thereto

10.4	*	Amended and Restated Revolving Credit and Guaranty Agreement dated as of October 7, 2014, among Philadelphia Energy Solutions Refining and Marketing LLC, Bank of America. N.A., as sole lead arranger and sole bookrunner, Bank of America N.A., as swingline lender, Bank of America. N.A. and JPMorgan Chase Bank, N.A. as Issuing Banks, and Bank of America. N.A. as Administrative Agent and Collateral Agent and the other lenders party thereto

10.5	*	Amended and Restated Supply and Offtake Agreement dated as of October 7, 2014 among Philadelphia Energy Solutions Refining and Marketing LLC, Merrill Lynch Commodities, Inc. and the other transaction parties thereto

10.6	*	Form of Employment Agreement

10.7	*	Form of Severance Agreement

10.8	*	Form of Indemnification Agreement

21.1		List of Subsidiaries of Philadelphia Energy Solutions Inc.

23.1		Consent of KPMG LLP as to Philadelphia Energy Solutions LLC

23.2		Consent of KPMG LLP as to Philadelphia Energy Solutions Inc.

23.3	*	Consent of Latham & Watkins LLP (contained in Exhibit 5.1)

24.1		Powers of Attorney (contained on the signature page to this Registration Statement)

*
To be filed by amendment.